Form 20-F
J PACIFIC GOLD INC
filed 2004-06-30
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________ Commission file number 000-50238

J-Pacific Gold Inc. (Exact name of Registrant as specified in its charter)

_______________British Columbia, Canada_______________ (Jurisdiction of incorporation or organization)

Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 40,228,660

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 62

J-PACIFIC GOLD INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS
page 2

TECHNICAL GLOSSARY AND ABBREVIATIONS

Adits:
Nearly horizontal tunnel from the surface by which a mine is entered and rock and ore is removed.
Alteration systems, Altered:
Zone within which rock-forming minerals have been chemically changed.
Andularia:
A type of potassium feldspar formed at low temperature.
Antimony:
A white, crystalline metallic element.
Argillic alteration, Argillization:
Refers to the product of alteration and infers a rock of high clay content.
Arsenic:
A greyish white lustrous metallic element.
Au:
Chemical symbol for gold.
Barite:
Mineral composed of barium sulphate characterized by high specific gravity (density).
Breccia:
Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate.
Calcite:
Mineral composed of calcium carbonate.
Carbonate:
Group of minerals the most common of which contain calcium and magnesium.
Chalcopyrite:
A mineral CuFeS2 - copper pyrites, an important ore of copper.
Cherts:
Sedimentary rocks composed of very fine grained silica of organic and inorganic origin.
Clastic:
Refers to rocks formed from fragments of pre-existing rocks by processes of weathering and erosion.
Copper:
A reddish, ductile and conductive element (base metal) .
Crystalline:
Mineral with obvious crystal structure.
page 3

Cu:
Chemical symbol for copper.
Deposits:
An accumulation of potentially economic minerals.
Diamond Drilling:
Rotary drilling using diamond-impregnated bits, to produce a solid continuous core sample of the rock.
Dilation:
A process of widening and pulling apart of an area of rock.
Dilantant Tension Fractures:
Fractures caused by extensional forces in rocks.
Diorite, Dioritic:
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.
Disseminated:
Fine particles of the ore mineral dispersed through the enclosing rock.
Drifting:
The process whereby mining takes place along a mineralized structure such as a vein.
Drilling:
A method of obtaining sub surface rock samples using a rotary drill.
Dykes (Dikes):
Tabular intrusive bodies of igneous rock that cuts across bedding or fabric of rocks.
Electrum:
A pale yellow to whitish mineral composed of gold and silver.
Epithermal:
A term referring to low temperature hydrothermal processes. Commonly describes vein type deposits.
Extrusions:
Term applied to igneous rocks that have flowed out on surface of the earth (i.e. lava).
Faults:
A fracture in rocks on which there has been movement on one of the sides relative to the other.
page 4

Felsic:
Acronym derived from feldspar and silica and often is used to describe rocks composed of light coloured minerals.
Gangue:
Part of a mineral deposit from which metal or metals are not extracted. (i.e. quartz is often the gangue mineral in vein deposits).
Geochemical:
Prospecting techniques that measure the content of certain metals in soils sediments and rocks and define anomalies for further testing.
Geological:
Pertaining to the study of the earth.
Geophysical Survey:
The exploration of an area in which the geophysical properties and relationships unique to an area are mapped by various geophysical methods.
Gold:
A yellow, high density precious metal.
Granitic:
Refers to coarse grained igneous rocks composed of feldspar, quartz and very commonly mica.
Grass-Roots:
Term given to early stage mineral exploration.
Hydrothermal:
Processes associated with igneous activity which involve heated water. Two such processes are responsible for alteration and mineral deposition.
Intrusions:
Bodies of igneous rocks that have forced their way into pre-existing rocks.
Jasperoid:
Refers to rocks comprised if very fine grained silica.
Km:
Kilometre(s).
Lead:
A grey, high density (base) metal.
Limestone:
A sedimentary rock consisting chiefly of calcium carbonate.
Low Sulphidation:
Refers to mineralising fluids with a low sulphur content.
oz:
Troy ounces.
page 5

Mafic:
Refers to rocks comprised of magnesium and iron silicate minerals.
Metallic:
Of or belonging to metals, containing metals, more particularly the metals that are the object of mining.
Metallurgical:
The application of the science of preparing and extracting metals from their ores.
Metamorphosed Greenstones:
Rocks that have been changed by low grade metamorphic processes and generally have a green colour due to green metamorphic minerals.
Mica:
Silicate minerals that have a platy or sheeted crystal form.
Microcrystalline:
Term applied where individual crystals can only be seen as such under the microscope.
Minerals:
Naturally occurring elements or compounds.
Molybdenum:
A base metal.
Mercury:
A dense metal that is liquid above -38.9 degrees C.
Natural Resources:
Resources provided by nature.
Net Smelter Royalty:
Royalty paid for metal mining after all expenses have been deducted.
opt:
Ounces per ton.
Placer:
Term used to describe concentrations of heavy minerals (i.e. gold) in unconsolidated sediments in creeks, rivers or beaches.
Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to ore in porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.
Portal:
The entrance to an adit.
Prospecting:
The act of exploring for valuable minerals.
Prospects:
A geologic anomaly or area of known mineralization where further exploratory work is required to evaluate its economic potential.
page 6

Pyrite:
composed of iron and sulphur. Commonly known as "fool's gold".
Quartz:
A common rock forming mineral composed of silica and oxygen.
Rhyolite:
The fine grained extrusive equivalent of granite.
Roof Pendants:
Bodies of rock that have become enveloped by igneous rocks such as granite.
Rusty Faults:
Fault that is stained yellowish or orange due to the oxidation of iron sulphide minerals such as pyrite.
Sediments:
Rocks formed by transportation of particles by air, water or ice.
Sericite:
Term given to fine grained, light coloured mica.
Serpentinite:
A rock comprised of serpentine that is derived from the hydrothermal alteration of ultrabasic rocks (dark colored iron-magnesium silicate rocks).
Shear:
A term applied to planes of deformation where one part of a rock body is moved relative to another.
Silicate:
The most common group of compounds in the earths crust that are comprised of silica and oxygen combined with a variety of other elements such as calcium, magnesium, potassium and iron.
Silicified:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.
Siltstones:
A type of sedimentary rock comprised of very fine grained particles.
Silver:
A grey metallic native (precious) metal.
Slickensides:
Polished rock surfaces that display scratches or grooves such as along faults or shears.
Stockwork, Stockworking:
A solid mass of rock impregnated by small numerous irregular veins.
Strike:
The direction in which a horizontal line can be drawn on a plane or bearing of the outcrop of an inclined bed or structure on a level surface.
page 7

Structure,Structures:
The relationship between different parts of a rock. Examples include bedding, folding, faulting.
Sulphidation:
Term applied to the amount of sulphur within a mineral and alteration system.
Sulphide:
A group of minerals in which one or more metals is found in combination with sulphur.
Surface trenching:
A prospecting method that employs the stripping of surface soil or other loose material from bedrock.
Tailings:
Those portions of washed or processed ore that are regarded as too low grade and uneconomical to be treated further.
Trenches:
Elongate excavated open cuts made to examine and sample bedrock and/or mineralization.
Tension Fractures:
A joint which opens in rocks as a result of tensional forces during deformation.
Ultramafic:
A term applied to rocks comprised of predominantly dark colored iron and magnesium silicate minerals.
Vein Systems:
AAn area or zone of generally narrow, elongate, mineralised bodies often formed by hydrothermal processes.
Veinlets:
Term used for very small veins.
Veins:
Tabular or sheet-like bodies of minerals which have been formed by hydrothermal fluids moving through a system of fractures or openings in rocks.
Volcanic Flow Rock:
Term applied to rocks which flow out onto the surface of the earth.
Volcanics:
General term given to rocks of volcanic origin.
Volcaniclastic:
Term used for rocks that are made up of rock fragments of volcanic origin. Can be of explosive or sedimentary origin.
Vinini:
Name of a particular sequence of rocks in Nevada.
Vugs:
A cavity in a rock usually lined with crystalline minerals.
Zinc:
A bluish-white metallic element (base metal).

Conversions
To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short Tons	1.102
Short Tons	Tonnes	0.907
Grams Per Tonne	Ounces Troy Per Tonne	0.029
Ounces Troy Per Tonne	Grams Per Tonne	34.438
page 8

INTRODUCTION

J-Pacific Gold Inc. was organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we," "our" and "us" refers to J-Pacific Gold Inc. (unless the context otherwise requires). We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3. Our telephone number is 604-684-6677.

BUSINESS OF J-PACIFIC GOLD INC.

The Company is an exploration stage company that acquires and explores natural resource properties. At present, the Company is involved in exploration work in the both Canada and the United States. No known bodies of commercial ore or economic deposits have been established on any of the Company's natural resource properties and further exploration is required before a final evaluation as to the economic and legal feasibility is determined.

FINANCIAL AND OTHER INFORMATION
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS
This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward- looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.
page 9

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 6/15/2004, the names of the Directors of the Company.

Table No. 1 Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris		(2)	45	February 1, 2000
D'Arcy Adam	(1)	(3)	51	April 18, 2000
Kazuo Shuto		(4)	66	June 15, 2001
Driffield Cameron	(1)	(5)	56	April 12, 2001
Jean-Pierre Schumacher	(1)	(6)	44	June 11, 2004
Manabu Kameda		(7)	35	May 16, 2003

(1) Member of Audit Committee.
(2) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6
(3) Business Address: 301 Stewardson Way, New Westminster, B.C. V3M 2A5
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, Ontario M5H 3B7
(6) Business Address: Strehlgasse 4, Zurich, Switzerland 8022
(7) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001

1.A.2. Senior Management
Table No. 2 lists, as of 6/15/2004, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2 Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(3)	President/CEO	45	February 1, 2000
Ralph Braun	(1)	(3)	CFO	39	April 1, 2001
Cheri Pedersen	(2)	(3)	Secretary	50	June 8, 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) She spends 5% of her time on the affairs of the Company
(3) Business Address: c/o J-Pacific Gold Inc. 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z6
page 10

Nicholas Ferris' business functions, as President/CEO, include overall management of the Company including setting policy/procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts/agreements with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors. In addition, he manages the Company's project development program, investor relations program and corporate finance efforts.

Ralph Braun's business functions, as Chief Financial Officer, includes fiscal management of the Company and managing administrative functions at the corporate headquarters.

Cheri Pedersen's business functions, as Corporate Secretary, include: ensuring the Company's compliance with all statutory and regulatory requirements and managing administrative functions at the corporate headquarters.

1.B. Advisors
The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Muriel Pru'd Homme. The Company's legal counsel is DuMoulin Black located at 595 Howe Street, 10th Floor, Vancouver, B.C. CANADA V6C 2T5. The telephone number of the Company's legal counsel is 604-687-1224 and the contact person is Cheri Pedersen.

1.C. Auditors
The Company's auditors for its financial statements for each of the preceding two years was Morgan & Company, Chartered Accountants. Morgan & Company is located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2003 and 2002, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their auditors report which is included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2001, 2000 and Fiscal 1999 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).
page 11
Table No. 3 Selected Financial Data (CDN$ in 000, except per share data)
	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Revenue	0	0	0	0	$1,252
Loss from operations	(1,568)	(1,253)	(658)	(706)	(4,953)
Net Income (Loss)	(1,551)	(1,210)	(476)	(978)	(4,865)
(Loss) per Share	($0.04)	($0.04)	($0.02)	($0.04)	($0.23)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	35,965	31,172	24,419	23,100	21,616

Working Capital	968	156	(148)	(752)	11
Long Term Debt	0	0	0	0	0
Shareholders' Equity	3,278	793	696	108	826
Total Assets	3,420	1,194	969	910	1,416

3.A.3. Exchange Rates
Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.
page 12

Table No. 4 U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
May 2004	$1.38	$1.40	$1.36	$1.37
April 2004	$1.34	$1.37	$1.31	$1.37
March 2004	$1.33	$1.35	$1.31	$1.31
February 2004	$1.33	$1.35	$1.31	$1.34
January 2004	$1.30	$1.33	$1.27	$1.33
December 2003	$1.32	$1.34	$1.29	$1.29

Three Months Ended 12/31/03	$1.32	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.40	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.51	$1.57	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

Fiscal Year Ended 12/31/03	$1.40	$1.57	$1.29	$1.29
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44

The exchange rate was 1.37 on June 15, 2004.
page 13

3.B. Capitalization and Indebtedness
--- No Disclosure Necessary ---

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

Company is Incorporated in Canada; which has Different Laws

The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report. Such differences may cause investors legal difficulties.

Unsuccessful Exploration Efforts By J-Pacific Gold Personnel Could Result In a Cessation of Operations by Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could have a significant negative effect on the Company.

J-Pacific Gold Has No Reserves on the Properties in Which It Has an Interest:

The properties in which J-Pacific Gold has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off resulting in a significantly negative effect for the Company.

There is No Guarantee of Clear Title to Any of the Exploration Properties to which J-Pacific Gold Has an Interest:

Unregistered agreements or unregistered transfers of title could cause J-Pacific Gold to forfeit its interests in one or more of its properties. An event such as this would have a significant negative effect on the Company.
page 14

Mineral Prices May Not Support Corporate Profit for J-Pacific Gold:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception of the development stage, according to U.S. GAAP, is ($12,700,557). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on J-Pacific Gold:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.
Large increases in capital expenditures resulting from any of the above factors could force J-Pacific Gold to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Significant and Large Expenditures By J-Pacific Gold Which Could Force Cessation of Operations:

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.
page 15

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. J-Pacific Gold Currently has 3,475,000 share purchase options outstanding and 8,145,831 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 40,228,660 to 51,849,491. This represents an increase of 28.9% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Negatively Affect the Marketability of the Common Stock of J-Pacific Gold And Shareholders Could Find It Difficult to Sell Their Stock:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.
page 16

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President and CEO Mr. Nicholas T. Ferris. Key man life insurance is in place on Mr. Ferris, its President and CEO and Mr. Braun, its CFO.

J-Pacific Gold Has Limited Financial Resources and Without the Addition of Additional Capital May Not Be Able to Continue in Operation:

The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business. Current market conditions limit the Company's ability to raise funds. If J-Pacific Gold is not able to raise additional funds in the next 12 months, the Company's ability to continue in business is in doubt.

It is Difficult for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of Canada. Some of the Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company's directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

J-Pacific Gold has $937,179 in Cash Deposited in a Bank Which Is In Excess of that Financial Institution's Deposit Insurance and If the Bank Were to Fail, J-Pacific Could Forfeit the Cash.

Canadian federal insurance protects cash held on deposit in Canadian federally insured banks. The limit on this insurance is $60,000 per deposit. The Company has $937,179 in excess of this amount on deposit with Bank of Montreal and should the bank fail, J-Pacific Gold could lose this money.

J-Pacific Gold is Involved in Exploration Projects in the United States and, As Such, is Subject to the Risk of Currency Fluctuations Between the Canadian Dollar and the U.S. Dollar Whereby the Canadian Dollar Decreases in Value:

If the Canadian Dollar should decrease in value relative to the U.S. Dollar, the costs, in Canadian Dollars, to J-Pacific Gold of doing work in the United States would become higher and have a negative effect on the operations of the Company.

page 17

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company's executive office is located at:
Suite 1440, 1166 Alberni Street,
Vancouver, British Columbia
V6E 3Z6 CANADA
Telephone: (604) 684-6677
Facsimile: (604) 684-6678
E-Mail: ir@jpgold.com
Website: www.jpgold.com

The Company is listed on the TSX Venture Exchange and the OTC Bulletin Board.

The contact person in Vancouver is Nicholas T. Ferris, President.

The Company's fiscal year ends December 31st.

The Company has 100,000,000 common shares without par value authorized. At 12/31/2003, the end of the Company's most recent fiscal year, there were 40,228,660 common shares issued and outstanding.

History and Development
J-Pacific Gold Inc. (the "Company" or "J-Pacific") was incorporated under the laws of British Columbia, Canada on February 8, 1990 under the name of Claimstaker Resources Ltd., and changed its name to J-Pacific Gold Inc. on September 5, 2001.

J-Pacific Gold Inc. has three wholly-owned subsidiaries, and a fourth subsidiary wholly owned by a wholly owned subsidiary of the Company:

a.) No. 75 Corporate Ventures Inc., a wholly owned subsidiary incorporated in British Columbia,
b.) Equinox Resources (Calif) Inc., incorporated in the state of California, and is wholly owned by the Company;
c.) Auric Resources Inc., incorporated in the state of Nevada, and is wholly owned by the Company;
d.) Golden Trend Resources Inc., incorporated in the state of Nevada, which is the wholly owned subsidiary of the Company's wholly owned subsidiary, Auric Resources Inc.

Capital Expenditures
During the years ended 1999 through 2003, the Company spent the following amounts for mineral property acquisition, exploration and capital assets:

1999: $296,875 for property acquisition and exploration
2000: $195,502 for property acquisition and exploration
2001: $85,713 for property acquisition and exploration
2002: $621,912 for property acquisition and exploration
2003: $1,797,882 for property acquisition and exploration
page 18

Financings
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
Table No. 5 Financings

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
1999	Private placement	1,125,000	units	450,000
	Options exercised	764,000	shares	204,810
	Warrants exercised	20,000	shares	6,000
	Shares for property (1)	75,000	shares	45,000
	Shares for finder’s fee (1)	25,000	shares	10,000
	Shares for debt (1)	574,350	shares	608,811
2000	Shares for debt	100,000	shares	11,000
	Warrants exercised	555,555	shares	250,000
	Shares for finder’s fee (1)	50,000	shares	20,000
2001	Private placement	5,800,000	shares	1,160,000
2002	Private placement	3,859,999	units	1,111,500
	Options exercised	270,000	shares	54,000
	Warrants exercised	100,000	shares	50,000
	Shares for property (1)	110,000	shares	45,100
2003	Private placement	4,625,000	units	1,850,000
	Options exercised	50,000	shares	10,000
	Warrants exercised	419,335	shares	198,800
	Shares for property (1)	140,000	shares	36,400
	Shares for repurchase of joint venture (1)	1,500,000	shares	690,000

(1) deemed fair market value for shares issued

Plan Of Operations
Source of Funds for Fiscal 2004
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating operating revenues during the next year. As of 12/31/2003, the Company had working capital of $968,327. Since then: the Company issued 1,400,000 units in a private placement, raising $770,000; issued 50,000 shares for property at a deemed price of $0.80; issued 1,448,332 shares for the exercise of warrants raising $566,833.

Use of Funds for Fiscal 2004
During Fiscal 2004, the Company estimates that it might expend $500,000 cash on general/administrative expenses. During Fiscal 2004, the Company estimates that it might expend $500,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel over current levels. Management anticipates that any property exploration efforts will be carried out by outside contractors.
page 19

4.B. BUSINESS OVERVIEW
Four-Year Corporate History
The Company is a mining and exploration company, focused on gold, with mineral exploration and development properties. The Company either directly or through joint venture partnerships, holds interests in several gold-silver metal properties in Canada and the United States. The Company holds two key projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada, and the Zenda Gold Mine ("Zenda"), an exploration property located in the State of California, USA. The Company also holds the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome, the Blackdome South Project, which is contiguous to the south of Blackdome and the Truax Project near Goldbridge, British Columbia. In addition to these, the Company has assembled a number of early-stage, drill-ready exploration projects located in the State of Nevada, which are the Golden Trend Project, the Callaghan Project, the RC Project, and the HC Project.

The Company has developed a business relationship with Jipangu Inc. ("Jipangu") of Tokyo, Japan (controlled by Tamisuke Matsufuji). Through share purchases and private placements in 1999, 2001, 2002 and 2003, Jipangu has become the Company's largest shareholder. The affiliation with Jipangu has provided J-Pacific with the opportunity to utilize Jipangu's financial expertise and access to low-cost capital to grow its asset base.

J-Pacific's strategy in 1998 and 1999 was focused on bringing the Blackdome and Zenda mining projects into production. Production at Blackdome commenced in November of 1998, but was halted in May of 1999 due to the prevailing low price of gold. Also in 1999, J-Pacific completed a reverse-circulation exploration drill program at the Golden Trend project that returned high arsenic and anomalous gold values.

In 2000, the Company went through an extensive restructuring and cost reduction program due to the deep depression in the gold mining and exploration industry and the closing of Blackdome. As a part of the process, the Company divested three early-stage exploration projects, namely, Los Hilos (Mexico), Warrior Extension (Nevada) and BRU-Lovie (Nevada).

In 2001, J-Pacific commissioned Steffen Robertson and Kirsten (Canada) Inc. ("SRK") of Vancouver, British Columbia, to complete a geological modeling and resource estimate of the Blackdome property. SRK concluded that there is significant potential for the discovery of new mineable ore bodies.

In 2002, the Company acquired the Callaghan, RC and HC gold exploration projects in the State of Nevada, USA, along with the Elizabeth, Truax and Blackdome South exploration projects located in the Province of British Columbia. During 2002, J-Pacific completed a drill/sampling program of the tailings facility at Blackdome, a drill/sampling and geochemical program at Elizabeth and a geological reconnaissance program at Blackdome South. On December 31, 2002, the Company wrote-off the value of the Alwin Copper Property in British Columbia.

In 2003, the Company focused efforts on promoting and financing exploration of its existing portfolio of properties.

In the first quarter of 2004, the Company continued expanding its portfolio with the acquisition of the Montgolfier Project near the Montgolfier and Orvilliers Townships of Quebec. In British Columbia, the Company is continuing with its plan of building a land and ore base around the fully permitted Blackdome Mine. In Nevada, the Company is continuing with efforts to finance and explore its Nevada properties. In March 2004, the Company announced that it had signed a letter of intent with Jipangu ("Jipangu") Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in the Company's Golden Trend and HC properties in Nevada. The letter of intent is subject to the completion of a definitive option agreement, the satisfactory completion of a due diligence review by Jipangu, and the receipt of the required regulatory approvals. Jipangu is a private Japanese company focused on investments in the gold sector and is the Company's largest shareholder, owning approximately 37.4% of the Company's outstanding common shares. Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 in the case of the Golden Trend Project, and US$1,750,000 in the case of the HC Project. Jipangu made a cash payment of US$150,000 upon execution of the definitive option agreement, and will make US$150,000 on the first anniversary thereof and payments of US$200,000 on succeeding anniversary dates until the option is exercised. Jipangu is responsible for annual claim maintenance fees and advance royalty payments.
page 20

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2003:
$2,219 of the Company's assets were located in the United States; and,
$3,418,159 of the Company's assets were located in Canada.

At 12/31/2002:
$901 of the Company's assets were located in the United States; and,
$1,193,336 of the Company's assets were located in Canada.

4.C. Organization Structure
 The Company is not part of a "group" and has no significant subsidiaries.

4.D. Property, Plant and Equipment
 The Company's executive offices are located in rented premises of approximately 1000 sq. ft. at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z6. The Company began occupying these facilities in May 1997.

Mineral Property Interests

DESCRIPTION OF PROPERTIES: (Canada)

British Columbia

YUKON
ALASKA
PACIFIC
OCEAN
ALBERTA
U. S. A.
Queen
Charlotte
Islands
Vancouver
Island
Vancouver
Blackdome
Gold Mine
Blackdome South
Property
Elizabeth
Project
Truax
Property

J-PACIFIC GOLD INC.

Index Map of British Columbia

Showing the Location of the

British Columbia Properties

Drawn by E.G.
Modified by K.S.

Map 1

page 21

Blackdome Gold Mine, British Columbia

The Blackdome Gold Mine is currently an advanced exploration project with a drill inferred mineral resource and significant engineering studies completed. At present there are no known reserves on the property. Commercial production of gold from high grade veins and structures occurred in the 1980s and early 1990s. All the facilities remain on site and are in good condition to recommence operations. The Company is attempting to identify additional resources.

Location, Access and Ownership

The property is located approximately 250 kilometres north of Vancouver, B.C., and 70 kilometres west- northwest of the town of Clinton, B.C. Road access to the property is provided by gravel road, westerly from Highway 97, 16km north of Clinton. This road crosses the Fraser River at the Gang Ranch, 116km west of Hwy 97. From the Gang Ranch Bridge, an additional 40 kilometres of road leads to Blackdome Mountain and the claims (see Map 1).

The property consists of 39 mineral claims totaling 276 claim units, ten crown-granted mineral claims and two mining leases. Total area of the property is approximately 8050 hectares.

The property is 100% owned by, and recorded in the name of, No. 75 Corporate Ventures Ltd., which is wholly owned by the Company.

The property is permitted for mine production, processing, development, and general exploration under the terms and conditions of the Mines Act, Permit M-171, issued by the Ministry of Energy and Mines of British Columbia and of the Waste Management Act, Permit PE 7378, issued by the Ministry of Environment and Lands of British Columbia. The Company posted a $100,000 bond in compliance with these permits. These permits subject the Company to various mine, plant, waste dump, wastewater and tailings liabilities. Prior to abandonment of the site, reclamation requirements to decommission all tailings and waste dumps, fluid discharge, removal of all plant and equipment, and restoration of the site to an acceptable standard and level of safety will be required prior to the release of the bond.

Any future mine production and related mineral processing would be subject to the submission and approval of a new Plan of Operations. This would include required application for renewal of appropriate water, explosive handling, timber cutting, water and waste monitoring, and gas operating licenses being submitted and approved.

History

The Blackdome property was initially located by an individual prospector in 1947. In 1953 Empire Valley Gold Mines Ltd. gained control of the property and six adjacent placer leases on Fairless Creek. Empire completed road building, underground exploration and trenching which exposed several gold bearing veins. The property was optioned by Silver Standard Mines Ltd. in 1953, who completed additional drilling and trenching. This work extended the exposure of previously identified veins. A short landing strip was also constructed. In 1977 the property came under the control of Barrier Reef Resources Ltd. who completed extensive geological mapping, geochemistry and geophysical surveys as well as limited diamond drilling. This work was continued in 1979 by Blackdome Exploration Ltd, a company formed by the various stakeholders in the project. In 1982 the project was optioned to a subsidiary of Noranda Exploration Company who completed additional mapping, sampling and geophysical work. In addition, Noranda conducted extensive diamond drilling and underground drifting. In 1983 the property was returned to Blackdome Exploration Ltd. and in 1984 a positive production decision was reached.

The Blackdome Gold Mine began commercial production in 1986 and continued to 1991 during which time it recovered 240,000 ounces of gold from 371,950 tons of ore. In 1994 the property was acquired by Claimstaker Resources Ltd. and following additional underground work and diamond drilling the mine was returned to production in 1998 under a 50/50 joint venture with Jipangu, a private Japanese company. Production ceased in 1999 due to the declining price of gold and has been on care and maintenance since that time. The carrying value of the operation was written down to reflect impairment with the cessation of operations. The carrying value currently represents plant and equipment (mill, machinery, tailings facility, and camp). No intangible items are capitalized in the carrying value of plant and equipment.
page 22

Geology and Mineralization

The area of the Blackdome property is underlain by a sequence of Early - Middle Tertiary (60 to 30 million year old) felsic/intermediate volcanic rocks and associated volcaniclastic sediments cut by small intermediate to mafic dykes. The rocks strike north- northeast with shallow, 10-20 degree dips to the southeast.

Northerly trending tension fractures are the locus of epithermal precious metal- bearing veins and structures. Minor normal faulting occurs throughout the area.

The vein systems at Blackdome have been formed by the infilling of dilatant tensional fractures, breccia zones and shears. Typical veins contain both non-ore (gangue) and ore minerals. Gangue minerals are dominantly quartz, adularia, calcite and various alteration related clay minerals. Ore minerals consists of native gold, electrum, native silver and various silver minerals.

Three stages of mineralization have been identified: a pre-ore stage, an ore stage, and a post-ore stage. The pre-ore stage consists of massive crystalline quartz lining veinlets and vein walls. The ore stage is dominated by the deposition of quartz, adularia, and other minor silicate phases, along with sulphides and precious metal minerals. During ore-stage mineralization native gold was deposited as minute, isolated grains of different sizes in tiny veinlets of pyrite and primarily within grains of silver minerals. Gold also occurs as free gold in vugs and appears to be closely associated with clays. The post-ore stage consists dominantly of calcite occurring as intergrowths with quartz and adularia.

Inferred Mineral Resources

Currently there are no gold resources or reserves at Blackdome. Several inferred mineral resource estimates have been derived since the Company acquired the project in 1994. However, previously calculated reserves and resources are no longer current and a prefeasibility study will be required to determine whether or not any of the known mineralization can be reported. The cost of the prefeasibility study will depend upon the size of any resource discovered and the type of mining and processing proposed. The cost of a prefeasibility study can range from a few tens of thousands of dollars to over one hundred thousand dollars.

Recent Work on the Property

In 2001 the Company commissioned a study of the Blackdome Property entitled, "Geological Modeling and Preliminary Review of the Resource Estimate for the Blackdome Gold-Silver Property" November 2001, ("The SRK Report") to evaluate the exploration potential of the property and the economic viability of the Inferred Resource. The report identifies four High Priority Targets, which are summarized as follows:

1) The intersection of #1 and #2 Veins. This intersection has never been tested as it is projected to occur below the current depth of mining. As both veins are important mineral bearing structures, the projected intersection is an important location for future exploration.

2) Southern extension of Vein #1. The existing maps suggest an abrupt termination of this structure, with little effort having been given to resolving the reason for termination. In the southern portion of the Blackdome property cross-faulting is evident. The SRK model suggests that the structure hosting the #1 vein may actually be continuous through a "fault jog" (i.e. a bend) in the structure.

3) # 1 Hanging Wall Tension Veins.

4) Watson and Southwest Connector Veins.
During the period March 25th to April 4th, 2002 a drill- sampling program was completed on the Blackdome Mine tailings facility (51 holes, producing 266 samples). The primary objectives were to determine the gold content of the tailings and provide material for metallurgical testing. This work demonstrated that the gold content of the tailings is anomalous with the "uncut" weighted, average of all samples being 1.89 gm/tonne.

Three distinct areas of high gold content have been outlined by the Company as areas of further interest. If feasible, the tailings would be subjected to further gold extraction and then used for underground backfilling.

In the spring of 2004, the Company contracted Roscoe Postle and Associates to compile and create a digital database and model of the Blackdome project to be followed by the development of a comprehensive exploration program for the project.

Recommendations

Further exploration is recommended in the areas identified in the SRK Report and the exploration targets currently being identified by Roscoe Postle and Associates. The Company estimates the cost of this exploration program to be $3,000,000.

The mineral content of the tailings remains of interest. Management intends that representative sections of the high gold content areas be submitted for metallurgical study. This will determine both the optimal treatment method and gold recovery rates. Estimated costs of initial pre-feasibility, engineering and permitting studies are $50,000.
page 23

The Blackdome South Property, British Columbia

The Blackdome South property is a very early exploration stage project that was recently acquired by the Company. There are no gold resources established at this time.

Location and Ownership and Access

In 2002, the Company located 54 claims (341 claim units), tied on to the southern boundary of the Blackdome Mine property. All claims are 100% owned by the Company.

Please refer to Blackdome Gold mine section on page 21. (see Map 1).

In British Columbia, the Company's projects are subject to the permitting and bonding requirements of the Mineral Exploration Code of the British Columbia Ministry of Energy and Mines (BCMEM). These requirements are dependent on the extent of the work to be done. J-Pacific has not yet proposed any work that would require bonding and permitting, but prior to commencing such activities the Company must obtain approval from the BCMEM. In addition the Company may be required to post a bond in an amount acceptable to the BCMEM. The Company will comply with these requirements at such time as a program of work is proposed.

History, Geology, and Mineralization

The first known claims on what is now the Blackdome South property were located in 1980. Throughout the 1980's portions of the property were controlled by a numerous small companies who completed localized geochemical and geophysical surveys and geological mapping. No drilling has been done on the property. In 2001 the Company acquired the project area by staking. For descriptions of the Geology and Mineralization at Blackdome South see the Geology and Mineralization sections - Blackdome Gold Mine description on page 22)

Recent Work

The property was acquired by the Company on the basis of its proximity to the Blackdome Mine, the reported occurrence of a similar structural and stratigraphic setting and the reported occurrence of alteration and mineralization typical of vein systems such as those at Blackdome.

During the fall of 2002, the Company commissioned extensive geologic reconnaissance and data compilation covering much of the Blackdome South property holding. This work has verified the existence of a geologic setting similar to that at the Blackdome Mine, and has identified one area of immediate interest based on previous geologic mapping and geochemical sampling.

During the summer of 2003, the Company completed an extensive geochemical survey in areas identifed in 2002 along with geological mapping.

Recommendations

In 2004, the Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Blackdome South project to the next stage of exploration. The cost of the planned 2004 exploration program is estimated to be $100,000.

Future programs will be contingent upon results of this exploration work.
page 24

The Elizabeth Project, British Columbia

The Elizabeth Project is an exploration stage project without known reserves or resources. There is not a commercial economic mineral deposit developed at this time.

Location, Access and Ownership

The Elizabeth Project is located in the Lillooet Mining District of British Columbia, approximately 36 miles northwest of Lillooet, 22 miles northeast of Bralorne and 19 miles southwest of the Company's Blackdome project (see Map 1). The property is accessible via Highway 40 that heads west from Lillooet to Goldbridge. At 32 kilometres west of Lillooet, a logging road heads north-westerly along the Yalakom River. Near the 67-kilometre marker of the Yalakom road, a branch road climbs nine kilometres westerly along Blue Creek to the Elizabeth property. The driving time from Lillooet is less than two hours (see Map 1).

On May 23, 2002, the Company entered into two option agreements that allows it to purchase the Elizabeth property. In October of 2002, the Company staked two additional mineral claims (24 claim units). In 2003, the Company staked an additioanl 10 mineral claims (90 claim units). In total, the property is comprised of four crown- granted mineral claims and the sixteen Blue mineral claims (182 claim units).

The option agreement to purchase the four crown-granted mineral claims was completed with Mr. David D. White of Vancouver, British Columbia and Mr. Thomas Illidge of Goldbridge, British Columbia. The Company paid Mr. Illidge and Mr. White $10,000 upon signing the agreement and issued them, collectively, 50,000 common shares. By the terms of the agreement, the Company made another cash payment of $5,000 on May 23, 2003 and issued another 50,000 common shares. Upon the exercise of the option the Company must issue another 50,000 common shares. Additionally, if the project should ever go into production, the Company must issue a further 50,000 common shares.

Beginning on May 23, 2004, the Company must also make advanced minimum royalty payments of $10,000 per year, which are to be deducted from any future royalty payments. The agreement also stipulates that the Company must complete exploration work in the amount of $500,000 according to the following schedule: $200,000 by December 31, 2003; $150,000 by December 31, 2004; and, $150,000 by December 31, 2005. The vendors, Mr. Illidge and Mr. White, also retained a four percent Net Smelter Royalty interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

The option to purchase the Blue Claims was completed with Mr. Illidge on May 23, 2002. The Company made a payment of $2,000 and 20,000 common shares to Mr. Illidge upon signing the agreement. To maintain the option, the Company issued 30,000 shares upon the first anniversary of the agreement and must issue a further 50,000 shares upon the Company's exercise of the option. As well, the Company must make advanced minimum royalty payments of $5,000 per year. These amounts are deductible from any future production royalties.

The agreement also includes a $500,000 exploration work commitment by the Company wherein $50,000 is to be completed by December 31, 2003; $150,000 by December 31, 2004; $150,000 by December 31, 2005; and, $150,000 by December 31, 2006. Mr. Illidge, retains a three percent Net Smelter royalty interest, of which 2% may be bought for $1,000,000 per 1%.

According to the terms of both of the option agreements, the Company must complete a feasibility study pertaining to the Elizabeth Project prepared by an independent mining engineer. The cost of the feasibility project will depend upon the size of any resource discovered and the type of mining and processing proposed. The cost of a feasibility study can range from a few tens of thousands of dollars to over one hundred thousand dollars.

Exploratory work on the property conforms to the Mineral Exploration Code administered by the Ministry of Energy and Mines (BCMEM). J-Pacific Gold Inc. has a current exploration work permit issued by the BCMEM office in Kamloops for which the Company has posted a $3,500 reclamation bond. A Notice of Completion for the 2003 program was submitted to the Kamloops office and has been accepted. Applications for further exploration work will be submitted in advance of the commencement of any programs.
page 25

History

In 1939 gold was discovered in quartz veins on what is now the Elizabeth No. 1 claim. Between 1940 and 1949, Bralorne Mines Ltd. explored the Elizabeth and surrounding areas by surface trenching and underground exploration. Several quartz veins were explored with two returning gold values. During 1958 and 1959, Bethlehem Copper Mines Ltd. explored the West (No. 1) Vein with a tunnel, approximately 180 meters vertically above the underground workings previously explored by Bralorne. Gold zones were identified and a small bulk sample was shipped.

In 1990, Blackdome Mining Corp. conducted trenching, portal rehabilitation, surveying and detailed surface and underground sampling programs. Surface sampling identified two distinct high-grade zones in the West Vein. Blackdome personnel reported that the first zone was open to the southwest and exposed a quartz vein that contained areas of visible gold. Approximately 65 meters below this trench in the upper adit drift sampling of this vein returned a 20.0 meter length averaging 1.8 oz. Gold/ton across 0.6 meter, and a 7.5 meter length averaging 3.7 oz. Gold/ton across 1.0 meter.

Geology and Mineralization

The Elizabeth property is underlain by two distinct rock types. The oldest (200 million year old) and most extensive rocks are represented by ultramafic intrusive rocks (dark coloured, silica poor) and the youngest (70 million year old) is represented by porphyritic quartz diorite intrusives.

The ultramafic rocks have commonly undergone varying degrees of alteration called serpentinization. This results in rocks that are typically green to greenish-black and have a waxy lustre and a soapy feel. Polished and/or striated fracture planes known as slickensides are locally common and are indicative of faulting in these easily deformed rocks.

All of the known gold veins on the Elizabeth property are hosted by the younger porphyritic quartz diorite intrusion although in some areas the vein is observed in contact with sheared and serpentinized ultramafic rocks.

Veins range from several centimetres to over 1.5 metres in width and can have highly variable orientations. For the most part, veins dip steeply (greater than 60 degrees). Veins have been traced for several metres to several hundred metres along strike.

Mineralization in the veins consists of native gold, pyrite along with minor amounts of arsenopyrite, chalcopyrite, and galena. The total sulphide mineral content of the veins seldom exceeds 1%. Gold values within the veins are highly variable. "Metallics" assays reveal that considerable amounts of gold are present in the coarse fraction of some samples. This indicates that the gold is likely coarse and erratically distributed in the vein. This "nugget effect" is common in many vein gold deposits.

Recent Work

In the fall of 2002, the Company commissioned an extensive mapping, sampling and drilling program at the Elizabeth project. In detail, the work included grid based geological mapping, the collection of 440 surface and underground samples and the drilling of sixteen diamond drill holes totaling 1642 meters. This work confirmed the presence of high grade gold values in known quartz veins, demonstrated the continuity of the structures which host veins, and identified several new areas with potential for economic gold mineralization.

In the summer and fall of 2003, the Company completed a program that included surface trenching, grid based geological mapping and geochemical sampling.

In the spring of 2004, the Company commenced a 1,500 metre diamond drill program to test mineralized areas discovered during the 2003 campaign.

Recommendations

In 2003, the Company plans to continue the exploration of the Elizabeth property by exposing, through trenching and diamond drilling, the high potential zones identified in the 2002 and 2003 programs and by expanding the mapping and sampling program to areas beyond the current grids. The cost of the 2004 exploration program is estimated to be $300,000.
page 26

The Truax Claims, British Columbia

The Truax Claims are an early exploration stage project without known reserves or resources. There is not a commercial economic mineral deposit developed at this time.

Location, Access and Ownership

The Truax property is situated approximately 7 kilometres southeast of the community of Gold Bridge in southwestern British Columbia. Gold Bridge is situated on Highway 40 approximately 100 km by road west of Lillooet. Driving time from Gold Bridge to the property is approximately 30 minutes. Several logging roads in the Gold Bridge area provide access to the lower elevations of the property. Cat trails, 4X4 roads, and ATV trails allow access to higher elevations (see Map 1).

In 2002, the Company located 4 claims (94 claim units). All claims are 100% owned by the Company.

Permitting issues are covered under the Blackdome South section on Page 24.

History, Geology, and Mineralization

The first recorded work on the Truax property took place in the 1930s. Prospectors discovered high-grade mineralized float scattered across south and westerly facing talus slopes. Bralorne Mines Ltd. drilled some shallow holes in the early 1940s. From the 1970s through the 1980s, various companies conducted soil and silt sampling, trenching, airborne and ground geophysics. Targets included gold, silver, copper, lead, and antimony.

The geology of the Truax property consists of metamorphic (rocks deformed by heat and pressure) rocks that have been intruded by granitic rocks. The property lies just east of an area cut by major north-northwest trending faults. Some of these faults controlled the gold bearing veins of the nearby Bralorne-Pioneer mines. In the central portion of the Truax property mineralization consists of gold-silver-zinc-antimony bearing, irregular pods within rusty fault zones that cut the granitic rocks. East of this area previous workers also found disseminated copper-molybdenum mineralization in the granitic rocks suggesting a possible "porphyry" (large tonnage-low grade) environment.

Recent Work

In the fall of 2002, the Company commissioned a soil and rock sampling program at the Truax Claims. Most of the work was conducted over two separate grids. Weakly anomalous gold and moderately anomalous arsenic in soil and rock were found to be associated with the fault zones in the granitic rocks on one of these grids.

Recommendations

The Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Truax Project to the next stage of exploration. The cost of the proposed exploration program is estimated to be $50,000.

QUEBEC, CANADA

page 27

Montgolfier Project, Quebec

The Montgolfier Project is an early-stage exploration project that has no developed commercial mineral reserve.

Location and Ownership

The Company announced on February 12, 2004, that it had entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec, 85 kilometres west of the town of Matagami (see Map 2). The agreement with Ressources D. Villeneuve Inc. ("RDV") will also includes 16 additional adjacent mining claims staked by the Company. Upon regulatory approval, the Company made a payment of $40,000 and issued 50,000 common shares to RDV. To maintain the agreement, the Company is to make additional cash payments of $40,000 by the first and second anniversaries, and $100,000 by the third anniversary of the agreement. RDV retains a two percent Net Smelter Royalty, of which one and one half percent is purchasable by the Company for $1,500,000.

The Montgolfier project is located in public land and therefore the surface rights belong to the Crown. Certain surface exploration activities in public land require permitting prior to initiating work. Prior to commencing surface drilling and trenching the Company must obtain a "permis d'intervention en milieu forestier" from the Ministere des resources naturelles de la faune et des parcs du Quebec. This simple procedure is required to get access to drilling sites. Winter drilling over bodies of water requires additional authorization from the Ministere de l'Environnement du Quebec to comply with the zero-discharge tolerance. The Company will comply with these requirements at such time as a program of work is proposed.

History

Previous exploration on the property was conducted primarily between 1984 and 1991 mainly by three groups: Boulder Mountain Resources, Teck Exploration/Golden Hope Resources, and Placer Dome/Golden Shield Resources. Government of Quebec assessment file records indicate that approximately 78 holes were drilled between 1985 and 1991 along the 25- kilometre strike length of the property, with very little exploration having been conducted since.

Geology

The Montgolfier Project is located in the Archean Abitibi Subprovince, a subdivision of the Superior Province, the oldest of the seven Canadian Shield provinces. The project area lies within the north volcanic zone. This region is also known as the Harricana-Turgeon belt. More specifically the project area occurs in proximity to a regional network of interconnected deformation corridors extending from Ontario to the East across the northern volcanic zone of the Abitibi Greenstone belt. The Montgolfier property is primarily underlain by rocks of the Taibi basin . This sedimentary basin strikes generally east to east-northeast and is composed of wackes, mudrocks, polymictic conglomerates, oxide iron formation (magnetite) and minor transitional affinity mafic lavas. To the south of the Taibi Basin lie the Cartwright and the Dieppe domains. The Cartwright domain consists of mafic tholeiitic lavas and ultramafic intrusions, while the Dieppe domain comprises mafic tholeiitic lavas and intrusions.

Recommendations

During 2004, The Company plans to review historical work data and carry out limited additional field studies to define and prioritize targets for an initial drilling campaign. Estimated costs for the first stage of exploration are $100,000.

page 28

DESCRIPTION of PROPERTIES: (United States)

California, USA

Zenda Gold Mine, California

The Zenda Gold Mine is an advanced exploration project with no known reserves. There is a significant drill inferred resource but no current feasibility study has been done and there are no immediate plans for commercial production.

Location, Access and Ownership

The Zenda property is registered in the name of Equinox Resources (Calif) Inc., which is a wholly owned subsidiary of the Company. The property consists of patented lode mining claims and 44 unpatented mineral claims and fee simple lands. The total area is approximately 1,000 acres.

The property is located in Kern County, California, 60 kilometres east of Bakersfield. Year round access is available to the property east from Bakersfield along Highway 58. The towns of Tehachapi and Mojave are 25 and 45 kilometres further to the east along Highway 58. The mine turnoff is 30 kilometres along the canyon road and is accessed by a 3 kilometre one lane dirt road (See Map 3).

The Company also holds two right of way easements that are leased from local property owners, with one expiring January 29, 2007 and the second expiring April 10, 2008. These rights of way guarantee access to the property from the Caliente Creek Road.

A 5% Net Smelter Royalty is held by Paramount Gold Company, of which a US$300,000 advanced royalty payment has been completed. In addition to this royalty, there is a US$200,000 finder's fee payable at US$2.00 per ounce Au on the NSR. These are the only encumbrances on the property.

Permitting

Kern County Planning Commission in the State of California is the lead agency for the permitting of mining projects in this jurisdiction. The project was originally permitted in 1990 by the Kern County Planning Commission under a Conditional Use Permit ("CUP") Number 130-89. The outstanding items under the CUP are:

- Building Permit - location of trailers for the processing plant , office, shop and other support buildings and the foundation slabs upon which they will be constructed
- Air Permit - granted when equipment list is submitted to the County by the Operator
- Power - To reduce expenses and avoid the need for permitting on-site generators (and the related concerns for NOx emissions), Southern California Edison will be employed to bring power to the site.
- Health Permit - application submitted to County upon positive production decision.
- Fire - Operator must supply approved fire fighting equipment and water storage facility upon positive production decision.

Kern County in a letter of November 1996 confirmed that all other conditions to the CUP have been met.

page 29

History

Historically gold mining activities have been intermittent since the 1880s with the last activity occurring in the 1950s. The old Zenda mine reportedly produced 32,000 ounces of gold from 54,000 tons of ore from both glory hole and underground mining. The property remained dormant until Shell Mining Inc., a subsidiary of Shell Oil, acquired an option on the patented claims in 1984, drilling 22 holes during the period 1985 - 1987.

Equinox acquired the property from Shell in 1988 and drilled 32 holes in 1988/90 and 13 holes in the early 1990s. Equinox carried out an extensive exploration program on the property and completed a feasibility study in March 1990.

Equinox subsequently merged with Hecla Mining Co. in the spring of 1994. Hecla's objective in acquiring Equinox was to develop the Rosebud mine in Nevada. The Zenda project did not meet Hecla's development criteria and Saga Exploration Co. ("Saga") subsequently acquired the project in 1995, and undertook a detailed review of the Project in 1996. In 1996, Saga drilled another 27 holes.

In 1997, Saga entered into a purchase agreement whereby the ownership of the Project was transferred to the Company for share and future share consideration. The two companies have been working co-operatively to bring the Project into production. The Company is responsible for arranging financing for the Project while Saga is the developer of the project and will be the contractor to the Company to operate Zenda.

Geology and Mineralization

The geology of the Zenda Project can be characterized as granodiorite intrusives of the Sierra Nevada Batholith (large body of granite) with associated roof pendants of Paleozoic Kernville Series (group of rocks) metasedimentary rocks and younger rhyolite (fine grianed granite) intrusions/extrusions. Local hydrothermal alteration and mineralization found in the Loraine Mining District is associated with this youngest intrusive event.

The Zenda deposit consists of epithermal, precious metal mineralization associated with a structural zone that cuts the intrusive rocks. In the deposit area, the granodiorites of the Sierra Nevada Batholith have been intruded by two northeast trending, elongate stocks and numerous narrow dikes of rhyolite porphyry.

Precious metal mineralization is associated with a northwest-striking, northeast dipping structural zone that cuts both the granodiorite and rhyolite intrusives. Within this zone, hydrothermal alteration and precious-metal mineralization occur over a thickness typically ranging from 50 to 150 feet, along strike for more than 1,200 feet, and down dip in excess of 600 feet. Alteration consists of silica and various mica (sericite) and clay minerals. The highly silicic zone ranges from massive microcrystalline silica ("jasperoid") to brecciated stockworks of intersecting silica veins and veinlets.

Gold and silver mineralization in the deposit tends to increase with the degree of silicification, with the central silicified (+/- sericite) and adjacent sericite zones constituting the majority of the deposit.

Mineral Resources

In a 1997 independent study, a computer resource model was created from computer data and maps and reflects geology, gold, and silver data. The three-dimensional block, with dimensions of 6 metres (20-feet) in plan and 5 metre (15 foot) benches, provided a representation of the mineralized zone given the current data spacing and approximated potential mineable units. The mineral resources for the Zenda Property are summarized in table below.
page 30

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the term "measured" and "indicated resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that part or all of mineral deposits in these categories will ever be converted into reserves.

Measured and Indicated Mineral Resources for the Zenda Project

	Measured			Indicated
Cutoff Grade (opt Au)	Tons (X 1,000)	Gold Grade (opt)	Silver Grade (opt)	Tons (X 1,000)	Gold Grade (opt)	Silver Grade (opt)
0.035	400	0.056	0.86	383	0.050	0.72

Note: Tonnage factors used were 12.5 - 14.0 cubic feet per ton based on rock and alteration type.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Mineral Resources for the Zenda Project
	Inferred
Cutoff Grade (opt Au)	Tons (X 1,000)	Gold Grade (opt)	Silver Grade (opt)
0.035	100	0.048	0.51

In 2002 the Company commissioned a study of the Zenda Gold Mine entitled, "Independent Review of the Zenda Project" June 2002 by Steffen Robertson and Kirsten (Canada) Inc. ("SRK"). In the opinion of SRK, the aforementioned resources conform to CIM, 2000 definitions, which are compliant with National Instrument 43-101 (Canada). Based on our assumptions of mining and processing costs and typical of other such deposits, a cutoff grade of 0.035 opt Au is appropriate for the estimation of mineral resources.
page 31

Drill Hole Program Completions to Date and Assay Analysis

During the period 1984-1996 three drill campaigns completed 81 holes (16,620 feet) by Shell Mining, Equinox and Saga. In the early 1990s, Equinox twinned 13 of the Shell holes, bringing the total holes to 94 (totaling some 20,500 feet). All of the drilling was completed by reverse circulation drill methods.

Recommendations

The mineralized structure has been drilled thoroughly in all directions. To the west, north and south, the projection of the altered and mineralized structure has been eroded. To the east, the possible down-dip extension of the mineralized structure results in excessive waste having to be removed in an open-pit, and therefore limits exploration potential. There is no other evidence discovered to date of additional mineralized zones.

There has been no exploration completed since 1997 that would improve this very limited exploration potential. The Company, therefore, does not believe that the project warrants any immediate exploration activities. Limited exploration to test along strike and dip for further mineralization may be planned and budgeted when an updated review of the project's economic viability by way of a pre-feasibility study is completed. The cost of completing a pre-feasibility study is estimated at US$50,000. The cost of the exploration program is estimated to be US$150,000.

Nevada, USA

Map 4 - J-Pacific Nevada Projects

J-Pacific Gold Inc.

Map of the Nevada Properties

Modified by K.S.

RC Project
HC Project
Golden Trend Project
Callaghan Project

Map 4

page 32

Golden Trend Property, Nevada

The property is an early-stage exploration project, with no commercial ore reserve developed at this time.

Location and Ownership

The Golden Trend Project is located in Eureka County, Nevada approximately 300 miles northeast of Reno. The project consists of 111 claims. The project can be reached from Reno, Nevada by traveling east on Interstate 80 to Fernly (30 miles) and then east on U.S. 50 to the intersection of Grass Valley Road (approximately 210 miles) then north west for 45 miles to the property (see Map 3).

The Company acquired an option to purchase a 100% interest in this property in August of 1996. On July 16, 2002, the Company announced that it had completed the acquisition of the property. The acquired interest is subject to a 3% Net Smelter Royalty of which 2% is purchasable. The Company paid US$10,000 and issued 25,000 common shares to the vendors as the initial payment.

The Company also paid US$10,000 along with an additional 75,000 common shares to the vendors in 1997. Thereafter the Company paid US$10,000 each year to maintain the option. All of the cash payments are advance royalties to be deducted from the Net Smelter Royalty.

On July 27, 1998, the Company entered into a letter of agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for payments totaling US$500,000. A down payment of US$25,000 was made on signing and a first installment of US$175,000 was received by the Company on September 30, 1998. The remaining payments were due on September 30, 1999 and September 30, 2000. During the year ended December 31, 1999, Jipangu terminated the agreement due to the inconclusive results from the initial drill program. The $200,000 was spent on exploration as part of the earn-in agreement thus the Company was not required to repay these funds to Jipangu.

In March of 2004, the Company entered into an option/joint venture agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for spending a total of US$2,750,000 over a period of four years. Jipangu must expend a total of US$400,000 during 2004 to maintain the agreement.

Upon exercise of the option, the companies will form a joint venture with J-Pacific as the operator. Jipangu will have the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

In Nevada, the Company's projects are subject to the permitting and bonding requirements of the U.S. Bureau of Land Management ("USBLM"). These requirements are dependent on the extent of the work to be done and prior to commencing such activities the Company must obtain approval from the USBLM of either a "Notice of Intent" for a planned disturbance of under five acres or a "Plan of Operations" for a planned disturbance of more than 5 acres. In addition the Company will be required to post a bond in an amount acceptable to the USBLM and the Nevada Department of Environmental Quality. The Company will comply with these requirements at such time as a program of work is proposed.

History

There is no record of work prior to the 1980s but there is evidence on the ground of significant trenching and shallow shaft sinking, which is apparently related to extensive barite mineralization on parts of the property. Several drill holes have been identified on the property but there is no information on depth or rock types encountered. It is assumed that this work was completed in the 1950's and 1960's. In the early 1980's, Noranda Exploration located a large claim group, which included the entire current J-Pacific land holding. Noranda completed airborne geophysical surveys, limited geological mapping and sampling. A number of shallow reverse circulation drill holes were completed but none encountered mineralization or geochemically anomalous rocks. Rubicon Resources Inc. acquired the property in 1993. Under an option agreement with Rubicon, Rocket Resources Ltd. of Vancouver B.C. completed grid based geophysics, geochemistry and geologic mapping. The property was acquired by the Company in 1996 which then completed limited drilling and trenching to date.
page 33

Geology and Mineralization

The Golden Trend claims are largely underlain by cherts, quartzites, siltstones and some minor carbonates of the Ordovician Vinini Formation (group of rocks). The western one half of the claim area is covered with overburden.

Mapping of old trenches reveals weak to moderate argillic alteration and silicification as well as barite mineralization. Exploration by J-Pacific in 1998 and 1999 identified significant coincident gold and arsenic soil geochemical values correlated with high angle structures. Rock chip sampling yields geochemically anomalous gold, arsenic and occasionally copper values.

Recent Work

Exploration in the form of geological mapping, geochemistry, geophysics, and drilling has been completed on the property during the period 1997 - 1999.

In 1998 and 1999, nine drill holes were completed, totaling 2,970 feet, to a maximum depth of 500 feet. Rock types encountered were all upper plate rocks of the Vinini Formation.

In the winter of 2004, the Company commenced a data compliation, digitization and synthesis of the historical work on the property, which resulted in the identification of initial drill targets. Permitting of these drill targets has commenced and drilling is expected to begin during the summer of 2004.

Recommendations

Further work on the property is planned to consist of drill testing projections of structural/stratigraphic targets followed by deep target geophysical surevys and futher drilling.

The Callaghan Property

The Callaghan is an early-stage exploration property that has no developed commercial mineral reserve.

Location and Ownership

The Callaghan Property is located in Lander County, Nevada, 20 miles northeast of Austin, the county seat. The property is approximately 150 Miles east of Reno, Nevada and 100 miles southwest of Elko, Nevada (see Map 4). Access is via the Grass Valley Road from Austin or Battle Mountain.

The Company announced on April 9, 2002 that it had entered into a lease agreement with an option to purchase ten unpatented claims to augment the adjacent 42 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and Mr. and Mrs. Joseph Kizis of Reno, Nevada and are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US$5,000;
3. Future Advanced Minimum Royalty payments are due as follows: US$5,000 at the second anniversary of the agreement; US$5,000 at the third anniversary of the agreement; US$20,000 at the fourth anniversary of the agreement; and US$25,000 in the fifth and each subsequent anniversary.
4. Following the cumulative expenditure of US$500,000 the Company has an option by paying US$20,000 to purchase 100% of the property subject to Net Smelter Royalty payments;
a. 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
b. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.
page 34

History

The Callaghan Project covers several areas of prior work, including significant localized drilling and trenching. Little data is available for work prior to 1988. The earliest known work on the property was carried out in the 1930's and consisted of sinking of a 60 foot deep shaft at the Rast Mine. A minor placer gold occurrence one half mile southeast of the Rast mine was also prospected in the 1930's. In 1969, Cache Creek Exploration Company of Reno explored the area around the Rast mine. Exploration programs followed this work on portions of the current property holding by Hanna Mining, Dome Exploration, and Houston Oil and Minerals. No data are available from any of these programs.

From 1988 to 1990, Kerr McGee completed geologic mapping, soil and rock chip sampling and drilled ten reverse circulation holes. In 1993 and 1994 FMC conducted an extensive soil and sagebrush sampling program and drilled nine reverse circulation holes. Placer Dome leased the property in 1995 and 1996, and conducted an extensive airborne magnetometer survey over the project area. Storimin Resources leased the property in 1997, but did no significant work on the property before returning the property in May 1998. Kennecott leased the property later in 1998, drilled 6 widely spaced holes in the region, and returned the property in December 1998.

Geology

The Callaghan property is underlain by siliceous upper plate rocks of the Vinini Formation and a sequence of lower plate Cambrian (550-500 million years old), Ordovician (500-435 million years) and Silurian (435-395 million years) age rocks, which host gold deposits elsewhere in northern Nevada. It is interpreted that the relationship of the two plates is similar to other areas of the State. Geochemical anomalies, including gold, arsenic and mercury, and hydrothermally altered bedrock characteristic of gold deposits in this region have been identified on the property. Previous drilling and geologic mapping has identified a structural setting amenable to the development of significant ore deposits.

Recommendations

The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data. Estimated costs for the first stage of exploration are US$150,000. Work will commence during the summer of 2004.
page 35

The RC Property

The RC Property is an early-stage exploration project that has no developed commercial mineral reserve.

Location and Ownership
The RC Property is located in Elko County, Nevada, approximately 30 miles south of Carlin (see Map 4).

The Company announced on June 7, 2002 that it had entered into a lease with an option to purchase twenty unpatented claims to augment the 41 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company, located in Elko, Nevada, and summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US$8,470;
3. Future Advanced Minimum Royalty payments are due as follows: US$10,000 at the first anniversary of the agreement; US$15,000 at the second anniversary of the agreement; US$20,000 at the third anniversary of the agreement; and US$30,000 at the fourth and each subsequent the anniversary of the agreement to maintain the agreement;
4. The Company issued 20,000 common shares upon regulatory approval to the vendors;
5. The Company issued 30,000 common shares at the first anniversary of the agreement;
6. Following the cumulative expenditure of US$500,000, the Company has an option by paying US$20,000 to purchase 100% of the property, subject to royalty payments;
7. A 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
8. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors, as are any federal and state royalties.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.

History

There is very little evidence of major exploration programs on the property. Limited reconnaissance mapping and sampling has been completed by the property owners. In the vicinity, several major companies, including MK Gold and Phelps Dodge have completed drill programs.

Geology

The claims are underlain by sequences of Devonian (395-345 million years) and Mississippian (345-300 million years) age carbonate and clastic rocks, as well as minor Tertiary (65 million years to present) volcanic rocks. The Paleozoic (600-230 million years) rocks are cut by at least two sets of high angle faults. The dominant N-S trending high angle faults bring the contact between the Devonian age Devil's Gate limestone (calcium carbonate rock) and the Mississippian Chainman Formation (group of rocks), which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits (a cluster of known gold deposits near Carlin, Nevada) have been identified and indicate the possible presence of a mineral system underlying the property.
page 36

Recommendations

The Company plans to carry out limited additional geologic mapping and sampling in an effort to define exploratory drill target locations. Minimal work programs are required to establish these targets. This work will be quickly followed by a series of drill holes designed to test these targets. Estimated costs for the first stage of exploration are US$150,000. Work will commence upon when financing becomes available.

The HC Property

The HC Property is an early-stage exploration property with no commercial mineral reserve discovered to date.

Location and Ownership

The property is located in Eureka County, approximately 60 miles northwest of the town of Eureka, the county seat (see Map 4).

The Company announced on June 11, 2002 that it had entered into a lease agreement with an option to purchase 100% interest for twenty unpatented claims to augment the thirty additional unpatented mining claims previously staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company located in Elko, Nevada, are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;
2. The Company made an initial payment of US$8,470;
3. Future Advanced Minimum Royalty payments are due as follows: US$10,000 at the first anniversary of the agreement; US$15,000 at the second anniversary of the agreement; US$20,000 at the third anniversary of the agreement; and US$30,000 at the fourth and each subsequent the anniversary of the agreement to maintain the agreement;
4. The Company issued 20,000 common shares to the vendor upon regulatory approval of the agreement;
5. The Company issued 30,000 common shares at the first anniversary of the agreement;
6. Following the cumulative expenditure of US$500,000, the Company has an option by paying US$20,000 to purchase 100% of the property, subject to royalty payments;
7. A 3% Net Smelter Royalty interest is retained by the vendor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point; and,
8. The Advanced Minimum royalty payments are deductible from any production royalties that might be payable to the vendor.

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 32.

In March of 2004, the Company entered into an option/joint venture agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for spending a total of US$1,750,000 over a period of four years. Jipangu must expend a total of US$300,000 during 2004 to maintain the agreement.

Upon exercise of the option, the companies will form a joint venture with J-Pacific as the operator. Jipangu will have the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

History

There is little evidence of early historical work on the property. A number of old drill hole collars have been located but no data is available concerning them.

Geology

The claims are underlain by sequences of Devonian (395-345 million years) and Mississippian (345-300 million years) carbonate and clastic rocks. The Paleozoic (600-230 million years) rocks are cut by a high angle fault. It is the geological setting of the property that makes it an attractive setting for a gold resource. The high-angle fault brings the contact between the Devonian Devil's Gate limestone and the Mississippian Chainman Formations (group of rocks), which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits (a cluster of known gold deposits near Carlin, Nevada) have been identified and indicate the possible presence of a mineral system underlying the property.

Recommendations

The Company plans to carry out limited additional geologic mapping and sampling in an effort to define exploratory drill target locations. Minimal work programs are required to establish these targets. This work will be quickly followed by a series of drill holes designed to test these targets. Estimated costs for the first stage of exploration are US$150,000. Work will commence during the summer of 2004.
page 37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company has spent the last four years acquiring/exploring mineral properties.

To fund this effort the Company has issued equity in numerous private placements and stock-for-debt arrangements as described in 4.A. of this document.

Operating Results
Fiscal 2003 Ended 12/31/2003 compared to Fiscal 2002
The loss for Fiscal 2003 was $1,550,540 or $0.04 per share compared with a loss of $1,209,891 or $0.04 per share for Fiscal 2002. The larger loss in Fiscal 2003 can be attributed to the early adoption of full value accounting for stock based compensation. In 2003 the Company expensed options issued to employees and directors for a total of $319,971. Prior to 2003 only options issued to contractors were expensed.

The Company recognized $583,069 in stock based compensation expense for 2003 up from $77,330 in 2002. Exploration and evaluation costs in 2003 were $400,855 for a decline of $187,419 in 2003 from $588,274 in 2002. The higher exploration and evaluation costs in 2002 can be attributed to acquisition costs for the HC, RC, Callaghan and Elizabeth properties. No acquisition costs were recognized in 2003.

General and administrative costs declined from $522,275 in 2002 to $474,426 in 2003 due mainly to lower professional fees and costs associated with filing technical reports and property acquisition agreements.

Care and maintenance costs for the Blackdome Mine increased to $87,121 in 2003 from $57,386 due mainly to the Company acquiring 100% of the Blackdome Mine in September of 2003 versus having only 50% of the operating costs in 2002 and years prior.

Fiscal 2002 Ended 12/31/2002 compared to Fiscal 2001
The loss for Fiscal 2002 was $1,209,891 or $0.04 per share compared with a loss of $645,408 or $0.03 per share for Fiscal 2001. The larger loss in Fiscal 2001 can be attributed to increased expenses at the Company's head office and increased exploration and evaluation costs.

General and Administrative expenses increased during Fiscal 2002 as compared to Fiscal 2001 in the amount of $76,081. The increase was due primarily to the fact that during Fiscal 2002 the Company incurred higher administrative costs due to the increased activities of the Company such as filing fees and professional fees.

Care and maintenance during Fiscal 2002 was $57,386 as compared to $68,139 during Fiscal 2001. The higher costs in 2001 can be attributed to the Company opening the camp at the Blackdome Mine two months earlier for purposes of drilling the tailings facility.

The Company expended a total of $588,274 during the period ending December 31, 2002, on its mineral properties compared to $49,212 during the period ended December 31, 2001. The higher level of expenditures reflected the increased funds available to carry out exploration programs and maintain the various mineral properties.

Fiscal 2001 Ended 12/31/2001 compared to Fiscal 2000
The loss for Fiscal 2001 was $645,408 or $0.03 per share compared with a loss of $752,189 or $0.03 per share in reported for Fiscal 2000. The smaller loss in Fiscal 2001 can be attributed to reductions in expenses for care and maintenance of Blackdome and reduced exploration and evaluation expenditures. During Fiscal 2001, the Company incurred higher legal and other related costs resulting from the corporate reorganization and name change. These costs have now declined to a level that management believes are typical for a junior mineral exploration company.

Total expenses decreased during Fiscal 2001 as compared to Fiscal 2000 in the amount of $106,781. The decrease was due primarily to the fact that during Fiscal 2000 the Company recognized $101,904 more in exploration and evaluation expenses. In 2001, general and administrative costs increased $140,595 due mainly to a corporate reorganization. The Company recognized $29,416 more in care and maintenance costs for Blackdome in 2000. Also, in 2000, accounts receivable was written down by $49,643, a loss on disposition of assets was incurred in the amount of $27,737 and interest expense was $18,403 higher in 2000 than in 2001 as the Company completed its divesture of assets upon the closure of Blackdome in 1999.

The Company expended a total of $49,212 during the period ending December 31, 2001, on its mineral properties compared to $151,116 during the period ended December 31, 2000. The lower level of expenditures reflected the limited funds available to carry out exploration programs and maintain the various mineral properties.
page 38

Liquidity and Capital Resources
Subsequent to the end of Fiscal 2003, the Company issued 1,400,000 units in a private placement, raising $770,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase on common share at $0.75 on or before January 14, 2004. The Company issued 50,000 shares for property at a deemed price of $0.80. The Company issued 1,448,332 shares for the exercise of warrants raising $566,833.

Fiscal 2003 ended 12/31/2003 To Date
 On March 2, 2004, the Company announced that it had signed a letter of intent with Jipangu Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in J-Pacific's Golden Trend and HC properties in Nevada. The letter of intent is subject to the completion of a definitive option agreement, the satisfactory completion of Jipangu's due diligence, and the receipt of the required regulatory approvals. Jipangu is a private Japanese company focused on investments in the gold sector and is J-Pacific's largest shareholder, owning approximately 37.4% of J-Pacific's outstanding common shares.

Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 in the case of the Golden Trend Project, and US$1,750,000 in the case of the HC Project. Jipangu will make cash payments of US$150,000 upon execution of the definitive option agreement, US$150,000 on the first anniversary thereof and payments of US$200,000 on succeeding anniversary dates until the option is exercised. Jipangu is responsible for annual claim maintenance fees and advance royalty payments.

Upon exercise of the option on either of the properties, the companies will form a joint venture with J-Pacific as the operator. Jipangu will have the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

On February 12, 2004, the Company entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totaling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. The agreement with Ressources D. Villeneuve Inc. ("RDV") will also include 16 additional adjacent mining claims staked by J-Pacific. Upon regulatory approval, the Company made a payment of $40,000 and issued 50,000 shares to RDV. Regulatory approval was received on February 17, 2004.

In November and December of 2003, the Company issued 252,668 share upon the exercise of warrants for proceeds of $115,467. In November 2003 the Company issued 1,500,000 shares as partial consideration for repurchase of Jipangu's 50% interest in the Blackdome Mine joint venture. Other transactions include three private placements of 3,416,667 units between June and October of 2003 for proceeds of $1,383,333. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.60 at expiry dates between October 2004 and October 2005. In January 1,375,000 units were issued for proceeds of $550,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase on common share at $0.60 expiring in January 2005.

Cash used in operating activities was ($969,143) for Fiscal 2003. Significant items included ($52,164) in net changes in non-cash working capital items. Cash from in financing activities was $2,347,389. Significant items was a net repayment of shareholder loans in the amount of $123,911; proceeds from the issuance of common shares in the amount of $2,058,800; and subscriptions received but shares not issued in the amount of $412,500. Cash flow used in investing activities was ($616,682). Significant items include ($600,000) cash consideration for the repurchase of Jipangu's 50% interest in the Blackdome joint venture; and ($18,043) for the purchase of capital assets such as computers and a vehicle.

The Company has not generated any operating revenue from any of its properties. The Company receives cash for use in operations from issuing common shares and the optioning/sale of selected assets.

Fiscal 2002 Ended 12/31/2002
 During 2002 five private placements were completed for 3,923,332 units for proceeds of $1,130,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at prices between $0.30 and $0.50 within two years. The Company issued 270,000 shares upon the exercise of options and warrants for proceed of $104,000. In addition, 110,000 shares were issued pursuant to property agreements at a deemed price of $0.41 per share.

Exploration and evaluation expenses were $588,274. The Company acquired the HC, RC, Callaghan and Elizabeth properties in 2002 recording $57,732 in acquisition costs. In addition, the Truax and Blackdome South properties were acquired by means of staking.

Cash used in operating activities was ($1,067,996). Significant items include $33,340 in net changes in non-cash working capital items. Cash from financing activities was $1,297,191. Significant items include a net increase of $81,691 in shareholder loans and $1,215,500 from the issuance of common shares. Cash used in investing activities was ($29,175). Significant items include ($32,481) invested in property, plant and equipment; $4,463 received from the retirement of reclamation bonds; and ($1,157) for the purchase of computer equipment.
page 39

5.C. Research and development, patents and licenses, etc.
The Company is not dependent upon any patents or licenses and conduct no activities defined as research and development.

5.D. Trends
 The Company has no production, cost or inventory trends to report.

The Company conducts business in the United States. In addition, gold is priced principally in US dollars. Major changes in exchange rates can impact the cost of conducting business in the United States as well as the relative profitability and feasibility of exploration projects. Past performance is not necessarily indicative of future performance. However, the Company feels a strong inverse relationship exists between the price of gold and the US dollar, which serves to mitigate exchange rate risk.

5.E. Off-Balance Sheet Arrangements
 The Company has no off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

Payments due by period
	Total	< 1year	1-3 years	3-5 years	> 5 years
Operating lease obligations	135,188	58,784	61,006	15,398	nil
Purchase obligations	6,422	4,056	2,366	nil	nil

5.G. Safe harbor
 --- No Disclosure Necessary ---
page 40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 Directors and Senior Management June 15, 2004
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director	45	February 1, 2000
Ralph Braun	CFO	39	April 1, 2001
Cheri Pedersen	Secretary	50	June 8, 2000
D'Arcy Adam	Director (1)	51	April 18, 2000
Kazuo Shuto	Director	66	June 15, 2001
Driffield Cameron	Director (1)	56	April 12, 2001
Jean-Pierre Schumacher	Director (1)	44	June 11, 2004
Manabu Kameda	Director	36	May 16, 2003

(1) Member of the audit committee. The Audit Committee is composed of three Directors, all of whom are non-officers of the Company. The Audit Committee meets at four times each year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Nicholas T. Ferris has been the President of the Company since February 1, 2000 and a member of the Board of Directors since February 1, 2000. Mr. Ferris is a graduate of McGill University in Montreal, Quebec where he received a Bachelor of Arts Degree in Economics. Prior to joining the Company he was employed by Canadian Home Income Plan in that company's mortgage department. He was employed by Canadian Home Income Plan from January 1992 until January of 1999. Mr. Ferris currently has no affiliation with any other public or private companies.

D'Arcy Adam has been a member of the Board of Directors since April 18, 2000. Mr. Adam is graduated from N.A.I.T. a technical school located in Edmonton, Alberta in June of 1973. He has been employed by Key West Ford in Vancouver, British Columbia since 1987 where he is currently the lease manager. Mr. Adam currently has no affiliation with any other public company.

Kazuo Shuto has been a member of the Board of Directors since June 15, 2001. Mr. Shuto is a graduate of Tohoku University where he received a Bachelor of Science Degree in 1956. He is a "Surveyor First Class", a designation he received from the Japanese Association of Surveyors and a "Consultant Engineer of Geology", a designation he received from the Science Technology Agency of the Japanese Government. From 1992 until 1999 he was a senior research geologist for Japan Mining Engineering and since 1999 he has been employed by Jipangu, Inc. as the Exploration Manager. He is also a member of the Board of Directors of Jipangu which is a major shareholder of the Company.

Driffield Cameron has been a member of the Board of Directors since April 12, 2001. Mr. Cameron is a graduate of Acadia University, located in Wolfville, Nova Scotia, where he received a Bachelor of Science Degree in 1971. He also received a Completion Certificate in 1991 from the Canadian Securities Institute, located in Toronto, Ontario, indicating he successfully completed the Canadian Securities Course. Mr. Cameron has been the Vice President of Exploration for High River Gold Mines Ltd., a publicly traded company located in Toronto, Ontario, since 1994. From 1992 until he joined High River Gold Mines Ltd. he was the principal of Geologic Associates, a geological consulting firm.

Jean-Pierre Schumacher holds a degree of an "expert of business and company finance" (Betriebsoekkonom KSZ), from Zurich. Mr. Schumacher brings with him a wealth of experience in the capital markets and in corporate finance through employment with Marc Rich & Co. Holdings, CS First Boston Corp., Credit Suisse and the Union Bank of Switzerland. Currently Mr. Schumacher is the founding member, a managing partner and the chief executive officer of Lion Capital Group AG of Zurich.

Ralph Braun has been the Chief Financial Officer of the Company since April 1, 2001. His duties include working in the areas of planning, budgeting, finance, accounting and systems. He is a Certified General Accountant in Canada, a designation that he received in 1998. Mr. Braun is a graduate of the University of British Columbia. He received his Bachelor of Arts degree from this institution in 1988. He is also a graduate of the University of Western Washington where he received his MBA in 1992. From 1996 until 1998 he held the position of Controller of Finance with the Canadian Home Income Plan and from 1996 until 2000 he held the position of Controller of IT with the same organization. He is currently doing database application development for the Canadian Home Income Plan as an independent contractor.

Manabu Kameda has been a member of the Board of Directors since May 16, 2003. A graduate of Kyoto Sangyo University in Business Administration, Mr. Kameda has extensive experience in commercial banking and has consulted for both public and private companies. He is also a member of the Board of Directors of Jipangu which is a major shareholder of the Company.
page 41

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2003 ended 12/31/2003 was $130,700.

Table No. 7 Summary Compensation Table Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris, President and Director	2003	$84,000	---	---	---	200,000	---
	2002	$76,350	---	---	---	150,000	---
	2001	$84,000	---	---	---	350,000	---

Ralph Braun, Chief Financial Officer	2003	$46,700	---	---	---	100,00	---
	2002	$45,696	---	---	---	175,000	---
	2001	$21,669	---	---	---	175,000	---

page 42

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options as shown in Table 8 were granted to Senior Management, Directors, employees and consultants. No SARs (stock appreciation rights) were granted during this period.

Table No. 8 Stock Option Grants in Fiscal 2003 Ended 12/31/2003

Name	Number of Options Granted	Percentage of total options granted	Exercise Price per Share	Grant Date	Expiry Date	Market Value of Securities Number of Exer. Underlying Options of Total Price on Date of Grant per Share
Nicholas T. Ferris	200,000	12.690%	$0.70	01/15/03	01/15/08	$0.46
Ralph Braun	100,000	6.45%	$0.70	01/15/03	01/15/08	$0.46
D'Arcy G. Adam	100,000	6.45%	$0.70	01/15/03	01/15/08	$0.46
Kazuo Shuto	100,000	6.45%	$0.70	01/15/03	01/15/08	$0.46
Driffield Cameron	100,000	6.45%	$0.70	01/15/03	01/15/08	$0.46
Manabu Kameda	100,000	6.45%	$0.30	05/30/03	05/30/08	$0.25
John Mesrobian	100,000	6.45%	$0.70	01/15/03	01/15/08	$0.46
Consultant/Employee	150,000	9.70%	$0.30	05/30/03	05/30/08	$0.25
Consultant/Employee	200,000	12.90%	$1.00	10/02/03	10/02/06	$0.41
Consultant/Employee	400,000	25.80%	$0.50	10/02/03	10/02/06	$0.41

Management Contracts
The Company has material employment contracts with its two senior officers: Nick Ferris, President and CEO and Ralph Braun, Chief Financial Officer.

Details of Mr. Ferris' contract include remuneration of $120,000 per annum, reimbursement of expenses, vehicle for business use, 12 month serverance on a change in control and key man insurance. There is no expiry term. The contract is subject to an annual review by the compensation committee of J-Pacific Gold Inc. Details of Mr. Braun's contract include remuneration of $84,000 per annum, reimbursement of expenses, vehicle for business use, 12 month severance on a change in control and key man insurance. There is no expiry term. The contract is subject to an annual review by the compensation committee of J-Pacific Gold Inc.

These contracts can be found as an exhibit to this Annual Report.

Director Compensation
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated in Table 8, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits
No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Other Compensation
No Executive Officer/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation
Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.
page 43

Written Management/Consulting Agreements
Nicholas T. Ferris
Ralph Braun

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.
--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 4/18/2000 and met on 4/27/2001 in Fiscal 2001 and met on 4/19/2002 in Fiscal 2002. The current members of the Audit Committee are: Jean-Pierre Schumacher, D'Arcy Adam and Driffield Cameron.

6.D. Employees
As of 6/15/2003, the Company had three full-time employees, including the two members of senior management. As of 12/31/2003 and 12/31/2002, the Senior Management were the only full-time employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
Table No. 9 lists, as of 6/15/2004, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.
page 44

Table No. 9 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Nicholas T. Ferris (1)	1,029,166	2.4%
Common	Ralph Braun (2)	312,500	<1%
Common	Cheri Pedersen (3)	340,666	<1%
Common	D'Arcy G. Adam (4)	450,000	<1%
Common	Kazuo Shuto (5)	250,000	<1%
Common	Manabu Kameda (6)	100,000	<1%
Common	Driffield Cameron (7)	250,000	<1%
Common	Jean-Pierre Schumacher(8)	250,000	<1%
Total Directors and Executive Officers		2,982,332	6.9%

Common	Tamisuke Matsufuji (9)	15,029,055	34.9%

Total Directors/Officers/5% Shareholders		17,998,887	41.8%

# Based on 43,076,992 shares outstanding as of 6/15/2003 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 700,000 represent currently exercisable share purchase options and 108,333 share purchase warrants;

(2) of these shares, 275,000 represent currently exercisable share purchase options and 12,500 share purchase warrants;

(3) of these shares, 125,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(4) of these shares, 300,000 represent currently exercisable share purchase options;

(5) of these shares, 250,000 represent currently exercisable share purchase options;

(6) Of these shares, 100,000 represent currently exercisable share purchase options;

(7) Of these shares, 250,000 represent currently exercisable share purchase options;

(8) Of these shares, 250,000 represent currently exercisable share purchase options and,

(9) Of these shares, 945,000 represent currently exercisable share purchase warrants.

page 45

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 6/11/2004.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of ten years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.
page 46

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants may vest when granted unless otherwise determined by the Board on a case by case basis.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.
page 47

Table No. 10 Stock Options Outstanding
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	350,000	$0.20	11/16/01	11/16/06
	150,000	$0.28	2/7/02	2/7/07
	200,000	$0.70	1/6/03	1/6/08
Ralph Braun	175,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Cheri Pedersen	125,000	$0.20	11/16/01	11/16/06
D'Arcy G. Adam	200,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Kazuo Shuto	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Driffield Cameron	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
John Mesrobian	150,000	$0.20	1/2/02	1/2/07
	100,000	$0.70	1/6/03	1/6/08
Jean-Pierre Schumacher	150,000	$0.40	06/11/04	06/11/09
	100,000	$1.00	06/11/04	06/11/09
Manabu Kameda	150,000	$0.30	5/30/03	5/30/08
Consultant/Employee	250,000	$0.20	11/16/01	11/16/06
	100,000	$0.30	5/30/03	5/30/08
	100,000	$0.50	03/13/02	03/13/06
	400,000	$0.50	10/02/03	10/02/08
	250,000	$0.68	03/18/04	03/18/07
	50,000	$0.68	05/01/04	05/01/07
	200,00	$1.00	10/02/03	10/02/08
Total Officers/Directors	2,550,000
Total Employees/Consultants	1,350,000
Total Officers/Directors/Etc.	3,900,000

page 48

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders
Refer to ITEM #6.E. and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings
 The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; the table below reflects direct holdings of common shares, refer to Table No. 9 for additional information.
Table No. 11 Changes in Holdings of Major Shareholders
	Shares Owned 12/31/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000
Tamisuke Matsufuji	15,029,055	12,574,055	11,804,555	6,014,055

7.A.1.c. Different Voting Rights
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership
On 4/15/2004, the Company's shareholders' list showed 43,026,992 common shares outstanding with 863 shareholders in Canada.

7.A.3. Control of Company
The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, residents of Japan, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements
- No Disclosure Necessary -
page 49

7.B. Related Party Transactions
The Company had no related party transactions in 2003. During 2002, $90,999 was paid to officers of the Company, David Shaddrick, former Chief Consulting Geologist and Ralph Braun, Chief Financial Officer, or their related firms. These funds were for payment of exploration consulting services, claim staking, and equipment rental costs for exploration and development work performed during the year.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Trust Agreements
- No Disclosure Necessary -

Shares for Compensation to Shareholders Who Exercised Warrants
- No Disclosure Necessary -

Legal Services
- No Disclosure Necessary -

7.C. Interests of Experts and Counsel
- No Disclosure Necessary -

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial statements.
page 50

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information
 As of 12/31/2003, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2003, there were 40,228,660 common shares issued and outstanding.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name "Claimstaker Resources Ltd." on August 9, 1990. The current stock symbol is "JPN". The CUSIP number is #46625P.

Table No. 12 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.
Table No. 12 TSX Venture Exchange (formerly the Canadian Venture Exchange) Common Shares Trading Activity
- Sales - Canadian Dollars
Period	High	Low
Month Ended 05/31/04	0.38	0.27
Month Ended 04/30/04	0.59	0.34
Month Ended 03/31/04	0.66	0.55
Month Ended 02/29/04	0.82	0.62
Month Ended 01/31/04	0.80	0.64
Month Ended 12/31/03	0.80	0.56

Fiscal Year Ended 12/31/2003	0.90	0.20
Fiscal Year Ended 12/31/2002	0.70	0.10
Fiscal Year Ended 12/31/2001	0.17	0.05
Fiscal Year Ended 12/31/2000	0.30	0.05
Fiscal Year Ended 12/31/1999	0.80	0.11

Quarter Ended 12/31/03	0.90	0.37
Quarter Ended 09/30/03	0.49	0.21
Quarter Ended 06/30/03	0.35	0.20
Quarter Ended 03/31/03	0.56	0.25

Quarter Ended 12/31/02	0.53	0.21
Quarter Ended 09/30/02	0.52	0.25
Quarter Ended 06/30/02	0.70	0.35
Quarter Ended 03/31/02	0.52	0.10

page 51

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self- regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.
page 52

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of the Company's transfer agent, Pacific Corporate Trust Company of Canada, located in Vancouver, British Columbia.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act ("Act"). Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Changing the Company name;

b. Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c. Changing the maximum number of shares that the Company is authorized to issue;

d. Creating a new class of shares;

e. Changing the designation of all or any of its shares, and adding/changing/ removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;

f. Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g. Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h. Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i. Authorizing the Directors to change the rights/privileges/ restrictions/conditions attached to unissued shares of any series;

j. Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k. Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l. Subject to section 45(8), adding/changing/removing any other provision that is permitted by the British Columbia Corporations Act to be set out in the Articles;

m. Amending the Articles of Incorporation;

n. Shareholder approval of an amalgamation agreement;

o. Continuance of the Company into another jurisdiction;

p. Disposing of all or substantially all of the Company's assets and liabilities; and

q. Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 53

Flow-Through Common Shares
"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares expend the funds on natural resource/exploration development. The tax benefits connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares. 550,000 of the Units distributed in the October 2003 private placment contained "flow-through" common shares. 83,333 warrants exercised in December 2003 are "flow-through" warrants. 166,667 warrants exercised in June 2003 were "flow-through" warrants.

Stock Options
Refer to ITEM 6.E. and Tables #7 and Table #8, for additional information.

Share Purchase Warrants
Table No. 13 lists, as of June 15, 2004 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.
Table No. 13 Share Purchase Warrants Outstanding
			Exercise Price
Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	First Year	Second Year	Expiration Date of Share Purchase Warrants
09/30/02	666,667	666,667	$0.50	$0.50	9/30/04
10/11/02	1,373,332	1,239,165	$0.50	$0.50	10/11/04
01/24/03	1,100,000	1,100,000	$0.60	$0.60	01/24/05
01/31/03	375,000	375,000	$0.60	$0.60	01/31/05
09/30/03	2,650,000	2,650,000	$0.60	$0.60	09/30/05
10/31/03	600,000	516,667	$0.60	$0.60	10/31/04
10/31/03	200,000	200,000	$0.60	$0.60	10/31/05
01/14/04	1,400,000	1,400,000	$0.75	$0.75	1/14/06

page 54

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
As of 12/31/2003, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2003, there were 40,228,660 common shares issued and outstanding.

10.A.2. Shares Not Representing Capital

10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to ITEM #6.E. and Table No. 13. ---

10.A.6. History of Share Capital
 The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
Table No. 14 History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
1999	Private placement	1,125,000	units	450,000
	Options exercised	764,000	shares	204,810
	Warrants exercised	20,000	shares	6,000
	Shares for property (1)	75,000	shares	45,000
	Shares for finder’s fee (1)	25,000	shares	10,000
	Shares for debt (1)	574,350	shares	608,811
2000	Shares for debt	100,000	shares	11,000
	Warrants exercised	555,555	shares	250,000
	Shares for finder’s fee (1)	50,000	shares	20,000
2001	Private placement	5,800,000	shares	1,160,000
2002	Private placement	3,859,999	units	1,111,500
	Options exercised	270,000	shares	54,000
	Warrants exercised	100,000	shares	50,000
	Shares for property (1)	110,000	shares	45,100
2003	Private placement	4,625,000	units	1,850,000
	Options exercised	50,000	shares	10,000
	Warrants exercised	419,335	shares	198,800
	Shares for property (1)	140,000	shares	36,400
	Shares for repurchase of joint venture (1)	1,500,000	shares	690,000
2004	Private placement	1,400,000	units	770,000
	Warrants exercised	1,448,332	shares	566,833
	Shares for property (1)	50,000	shares	40,000

page 55

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association
The Memorandum and Articles of the Company do not address the Company's objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time on behalf of the Company:

(a) borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of British Columbia. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia ("The Act") contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 56

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.

10.C. Material Contracts
The following is a list of each material contract to which the Company is a party:

1. Management Agreement with Ralph W. Braun (CFO) of Delta B.C. dated January 1, 2004, as disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to this Annual Report.

2. Management Agreement with Nicholas T. Ferris (President and CEO) of Vancouver B.C., dated January 1, 2004, as disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to this Annual Report.

3. Option and Joint Venture Agreement with Jipangu Inc. of Tokyo, Japan, for the Golden Trend and HC projects dated April 1, 2004. As disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to this Annual Report.

4. Option and RDV Inc.. of St. Eustache, Quebec for the Montgolfier project dated December 2, 2003. As disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to this Annual Report.

5. Zenda Agreement with Saga Exploration of Reno, Nevada dated January 16, 1997. Agreement for the purchase and opreration of the Zenda Gold Mine. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

6. Elizabeth Agreement with David White of Vancouver, B.C. and Tom Illidge of Goldbridge B.C., dated May 23, 2002. Option to purchase agreement for the Elizabeth claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

7. Blue Agreement with Tom Illidge of Goldbridge B.C., dated May 23, 2002. Option to purchase the Blue claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

8. Golden Trend Agreement with Rubicon Resources of Reno, Nevada, dated March 29, 2002. Purchase agreement for the Golden Trend Claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

9. HC Agreement with KM Exploration LLC of Elko, Nevada, dated May 23, 2002. Option to purchase agreement for the HC claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

10. RC Agreement with KM Exploration LLC of Elko, Nevada, dated May 23, 2002. Option to purchase agreement for the RC claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

11. Callaghan Agreement with Mr. and Mrs. Kizis of Reno, Nevada, dated April 3,2002. Option to purchase agreement for the Callaghan claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.

page 57

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation
The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a passive foreign investment company in the foreseeable future.
page 58

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2003/Fiscal 2002 is included with the related financial statements in this Annual Report with their consent.

10.H. Document on Display
All of the documents referred to in this Annual Report may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Annual Report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities
--- No Disclosure Necessary ---

12.B. Warrants and Rights
--- No Disclosure Necessary ---

12.C. Other Securities
--- No Disclosure Necessary ---

12.D. American Depository Shares
-- No Disclosure Necessary ---
page 59

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
 The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this Registration Statement. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this Registration Statement on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.
page 60

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert
The Company has two audit committee financial experts: D'Arcy Adam and Jean-Pierre Schumacher.

Mr. Adam attained his experience during 30 years of lending, credit, finance and collections with Canadian Acceptance Corporation, Abee Mortors, Derek Dodge and Keywest Ford.

Mr. Schumacher attained his experience in the capital markets and in corporate finance through employment with Marc Rich & Co. Holdings, CS First Boston Corporation, Credit Suisse and the Union Bank of Switzerland. Currently Mr. Schumacher is the Founding Member, a Managing Partner and the Chief Executive Officer of Lion Capital Group AG of Zurich. Mr. Schumacher holds a degree of an "expert of business and company finance" (Betriebsoekkonom KSZ), from Zurich.

ITEM 16B. Code of Ethics
The Company has no code of ethics for the principal officers. The Company's Chief Financial Officer is a member of the Certified General Accountants Association of British Columbia, and as such, is bound the the code of ethics governing all CGA's. The President and CEO is a member of the board of directors, and as such, is party to the boards corporate governance practices as disclosed annually with the Company's regulatory filings in Canada and mailed to all shareholders registed with Canadian brokers, namely, the Company's Information Proxy Circular. The Company feels this is sufficient coverage of ethical conduct of its senior officers given the size and structure of the organization.

ITEM 16C. Principal Accountant Fees and Services
The Company's principal accountant is Morgan & Company. Fees for audit services and services related to statutory and regulatory filings for 2003 were $16,500 and for 2002 was $19,555 paid to Morgan & Company. All work performed by Morgan & Company on the annual engagement are performed by employees of Morgan & Company.

No other fees were paid to Morgan & Company.

The Company paid $3,605 for tax services for the preparation and filing of its Canadian corporate tax returns to Galloway, Botteselle & Company and does not use it's principal accountant for tax services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committee
----- Not Applicable ------
page 61

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The auditors' report of Morgan & Company, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS
Page Number
1. Material Contracts -
a. Management Agreement: Ralph Braun
Page 79
b. Management Agreement: Nicholas T. Ferris
Page 87
c. Option and Joint Venture Agreement: Jipangu Inc.
Page 95
d. Option Agreement: RDV Inc.
Page 115
e. Certification letter, Chief Financial Officer - Ralph Braun
Page 117
e. Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 119
5. List of Foreign Patents - N/A
6. Calculation of earnings per share - N/A
7. Explanation of calculation of ratios - N/A
8. List of Subsidiaries - N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
10. Other Documents -
Signature Page
78

page 62

Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2003 and 2002

("Auditor's Logo")

AUDITORS' REPORT

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2003 and 2002, and the consolidated statements of loss and deficit, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, except for the prospective change in the method of accounting for stock-based compensation and flow-through shares as explained in the Summary of Significant Accounting Policies, on a consistent basis.

Vancouver, Canada	"Morgan & Company"
March 2, 2004	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require that the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated March 2, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
March 2, 2004	Chartered Accountants
page 63

J-Pacific Gold Inc.
Consolidated Balance Sheets
As at December 31, 2003 and 2002
(expressed in Canadian Dollars)

	2003 $	2002 $
Assets Current assets
Cash	996,179	235,734
Accounts receivable	7,803	25,340
Prepaid expenses	10,731	7,732
	1,014,713	268,806

Deposits (note 4)	124,500	114,500
Property, plant and equipment (note 6)	2,281,165	810,931
	3,420,378	1,194,237
Liabilities Current liabilities
Accounts payable and accrued liabilities	46,386	97,540
Accounts payable - related parties	-	15,603
	46,386	113,143

Asset retirement obligations (note 4)	96,032	100,000

Shareholder loans (note 9)	-	188,222
	142,418	401,365

Shareholders' Equity Capital stock, no par value; 100,000,000 authorized; 40,228,660 issued (2002: 33,494,325 issued)	14,758,737	11,981,870
	412,500	-
Contributed surplus (note 11)	780,396	133,016
Accumulated other comprehensive income (note 16)	26,884	28,003
Deficit	(12,700,557)	(11,350,017)
	3,277,960	792,872
	3,420,378	1,194,237

Going concern and nature of operations (note 1)

See accompanying notes

page 64
J-Pacific Gold Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2003 and 2002
(expressed in Canadian Dollars)

	2003 $	2002 $
Revenue	-	-

Expenses
Amortization	22,425	7,256
Exploration and evaluation costs	400,855	588,274
General and administrative	474,426	522,275
Stock based compensation	583,069	77,330
Care and maintenance	87,121	57,386
	1,567,896	1,252,521
Loss from operations	(1,567,896)	(1,252,521)

Other income (expenses)
Interest income	8,623	1,641
Other income	-	12,989
Loss before income taxes	(1,558,873)	(1,237,891)

Deferred income tax on issue of flow-through shares	8,333	28,000

Loss for the year	(1,550,540)	(1,209,891)

Deficit - Beginning of year	(11,350,017)	(10,140,126)
Adoption of assetretirement obligation	200,000	-
Deficit - End of year	(12,700,557)	(11,350,017)

Basic and diluted loss per share	(0.04)	(0.04)

Weighted average number of common shares outstanding	35,964,696	31,171,513
See accompanying notes

page 65
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2003 and 2002
(expressed in Canadian Dollars)

	2003 $	2002 $
Cash flows from (used in) operating activities
Loss for the year	(1,550,540)	(1,209,891)
Items not affecting cash
Amortization	22,425	7,256
Stock based compensation	583,069	77,320
Deemed interest on shareholder loans	-	6,879
Shares issued for exploration and evaluation	36,400	45,100
Tax benefit on flow-through shares	(8,333)	(28,000)
Changes in non-cash working capital items
Accounts receivable	18,055	(20,733)
Prepaid expenses	(67,220)	13,916
Accounts payable	(2,999)	40,157
	(969,143)	(1,067,996)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	2,058,800	1,215,500
Shares subscribed to but not yet issued	412,500	-
Increase in shareholder loan	5,663	168,432
Repayment of shareholder loan	(129,574)	(86,741)
	2,347,389	1,297,191

Cash flows from (used in) investing activities
Mine property, plant and equipment	-	(32,481)
Repurchase of joint venture	(600,000)	-
Cash acquired on repurchase of joint venture	1,361	-
Reclamation deposits	-	4,463
Purchase of other capital assets	(18,043)	(1,157)
	(616,682)	(29,175)

Effect of exchange rate changes on monetary items	(1,119)	(3,055)

Increase in cash	760,445	196,965

Cash - Beginning of year	235,734	38,769

Cash - End of year	996,179	235,734

Supplementary cash flow information (note 15)

See accompanying notes
page 66
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
As at December 31, 2003 and 2002
(expressed in Canadian Dollars)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $

Balance at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(10,140,126)	695,898
Shares issued	3,859,999	1,111,500				1,111,500
Warrants exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefit on flow through shares		(28,000)				(28,000)
Comprehensive income (loss):
Net income (loss)					(1,209,891)	(1,209,891)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(3,055)		(3,055)

Balance at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(11,350,017)	792,872
Shares issued	4,625,000	1,850,000				1,850,000
Shares subscribed to but not yet issued		412,500				412,500
Warrants exercised	419,335	198,800				198,800
Options exercised	50,000	10,000				10,000
Shares for exploration and evaluation	140,000	36,400				36,400
Shares issued for repurchase of joint venture	1,500,000	690,000				690,000
Stock based compensation			583,069			583,069
Tax benefit of shares issued		(8,333)				(8,333)
Comprehensive income (loss):
Net income (loss)					(1,550,540)	(1,550,540)
Adoption of asset retirement obligation					200,000	200,000
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(1,119)		(1,119)
Deemed interest on shareholder loan			63,411			63,411

Balance at December 31, 2003	40,228,660	15,171,237	780,396	26,884	(12,700,557)	3,277,960

See accompanying notes
page 67
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian Dollars)

1	Nature of operations and going concern

J-Pacific Gold Inc. (the “Company”) was formed on February 8, 1990 under the Company Act of British Columbia, Canada. The company is engaged in the exploration and evaluation of mineral properties, primarily gold, in Canada and the United States. The company also maintains a fully permitted mine operation in British Columbia and a near fully permitted mine operation in California. Both operations are currently not in production but are maintained in a state allowing for short time-lines (less than one year) to production.

Since the Company has no revenue, additional financing is required to sustain the company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing. To raise capital, the company continues to maintain relationships with brokers and private individuals interested in exploration investments.

These consolidated financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to any of the adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2	Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of J-Pacific Gold Inc. and its subsidiaries, No. 75 Corporate Ventures (“No. 75”), Equinox Resources (Calif.) Inc., Golden Trend Resources Inc. and Auric Resources Inc. All inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are carried at cost. Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

The principal depreciation method used for mining, smelting and refining operations is the units-of-production method applied on a group basis. Buildings, machinery and equipment for other operations are depreciated using the straight-line method over estimated economic lives of three to 40 years. Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production. Mine exploration costs and development costs to enhance reserve calculations are charged to operations as incurred.

Property, plant and equipment consists of mill, machinery, tailings facility, mining equipment and camp. No intangible items are capitalized in the carrying value of property, plant and equipment.

Claims and option interests

Exploration and evaluation costs are expenses as incurred.

The Company is currently exploring and evaluating a number of claims and has option interests in a number of properties. All exploration and evaluation expenditures incurred on these claims and option interests are charged to operations until it is determined that the property has economically recoverable mineral reserves. Upon determination of economic recoverable mineral reserves, costs are capitalized by area of interest and depleted on a units of production basis after commencement of mining.

Stock based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Earnings per share

Basic income (loss) per share is computed by dividing income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Impairment

Management assesses the carrying value of assets held for sale, mineral claims, and property and equipment for impairment when events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds fair market value.

Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. The company has no assets considered impaired.

Foreign exchange translation

The operations of the company’s foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Unrealized gains and losses on translation are included in comprehensive income.

Flow-Through Shares

Under FAS 109 the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

3	Recent Accounting Pronouncements

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143 – “Accounting for Asset Retirement Obligations”, by which the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a net income for the cumulative effect of a change in accounting principle of $188,448 (note 7). The reclamation costs well be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original present value estimate.

4	Deposits

Deposits represent an amount receivable of $100,000 (2002 - $100,000) and bonds of $24,500 (2002 - $14,500) relating to reclamation permits issued on various mineral properties held by the company. An irrevocable letter of credit on deposit with a Canadian chartered bank has been issued as collateral for the amount receivable.

5	Acquisition of subsidiary
			2002 $
	Current Assets		709
	Long-term Assets		804,827
	Current liabilities		-
	Long-term liabilities		100,000
	Expenses		57,386
	Cash flows from operating activities		(54,935)
	Cash flows from financing activities		86,901
	Cash flows from investing activities		(32,481)

Effective November 20, 2003, the Company acquired the remaining 50% of the issued and outstanding common shares of No. 75 Corporate Ventures Inc. (“No. 75”) for consideration of $600,000 cash and the issuance of 1,500,000 common shares of the Company. These consolidated financial statement include 100% of the accounts of No. 75 at December 31, 2003.

The acquisition has been accounted for using the purchase method and is summarized as follows:

			$

	Current assets (including cash of $1,361)		1,879
	Deposits		10,000
	Mine, property, plant and equipment		1,378,584
			1,390,463

	Current liabilities		(463)
	Long-term liabilities		(100,000)
			1,290,000

	Consideration given at fair value
	Cash		600,000
	Issue of common shares		690,000
			1,290,000

6	Property, plant and equipment
		2003 $	2002 $
	Mine property, plant and equipment	2,257,891	794,827
	Other equipment	127,594	109,551
		2,301,405	904,378
	Less: accumulated depreciation	(104,320)	(93,447)
		2,281,165	810,931

page 69

7

Asset retirement obligation

The total future asset retirement obligation was estimated based on the Company’s ownership interest in the Blackdome operation facilities and estimated costs to reclaim and abandon the claims and leases and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $96,031 as at December 31, 2003, based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage the Company has assumed the payments to be made in 10 years time. The Company’s credit adjusted risk free rate of seven percent and an inflation rate of two percent were used to calculate the net present value of the asset retirement obligation.

		2003 $
	Balance at January 1	200,000
	Impact of adoption of SFAS No. 143	(115,520)
	Accretion expense	11,552
	Balance December 31	96,032

8	Claims and option interests

a) Zenda claim and option interest

The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. Under the terms of the agreement, the vendors are the operator and, upon the raising of financing by the Company, are required to construct the facility. The vendors can earn up to an additional 550,000 shares dependant upon completing the facility at various cost levels compared to the approved capital cost budget. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (“NSR”) is payable to underlying interests.

b) Golden Trend claim interest

Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% may be purchased. The Company must pay US$10,000 each year as an advance payment on the NSR.

c ) Callaghan claim and option interest

Callaghan consists of a lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% can be purchased. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The agreement includes 50 unpatented mining claims staked by the Company adjacent to the original ten. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms.

Royalty Schedule
Year		US$
2002	1	5,000
2003	2	5,000
2004	3	5,000
2005	4	20,000
2006+	5+	25,000

d) RC claim and option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The agreement with the optionor includes forty-one unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by the optionor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

Royalty Schedule
Year		US$	Shares
2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006+	5+	30,000	-

e) HC option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The agreement with the optionor includes thirty unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by KM, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

Royalty Schedule
Year		US$	Shares
2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006+	5+	30,000	-

f) Elizabeth claim and option interest

On May 23, 2002, the Company entered into option-to-purchase agreements for the four crown granted mineral claims known as the “Elizabeth Property” and for surrounding mineral claims known as the “Blue Claims” in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the “Elizabeth Project.” The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the company’s Blackdome Gold Mine.

Crown Grants
The agreement includes a $500,000 exploration work commitment wherein $200,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, and $150,000 by December 31, 2005. The optionors retain a four percent NSR interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

Royalty Schedule
Year		CDN $	Shares
2002	1	10,000	50,000
2003	2	5,000	50,000
2004	3	10,000	-
2005	4	10,000	-
2006+	5+	10,000	-

Blue Claims
The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.
Royalty Schedule
Year		CDN $	Shares
2002	1	2,000	20,000
2003	2	5,000	30,000
2004	3	5,000	-
2005	4	5,000	-
2006+	5+	5,000	-

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

g) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the “Blackdome South” project and are held 100% by the Company.

h) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous with the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Companyy.

9	Shareholder loans

During the year ended December 31, 2003, shareholder loans in the amount of $5,663 (2002 - $123,911) were made to the company from Jipangu. Loans for $70,000 and $60,000 bear interest at a rate of 7.0% per annum accruing a total of $5,663 (2002 - $2,323) during 2003. The balance of the loan amount is non-interest bearing. The loans are unsecured and have no fixed repayment terms. During the year, the shareholder loan was reduced by $78,327 representing cash repayments and $45,584 representing Jipangu’s 50% interest in the Blackdome operation to September 30, 2003.

10	Commitments

Effective August 31, 2003, the company entered into an amended lease agreement for office space for a two year period expiring August 31, 2005. The company has also committed to certain operating leases and loan payments for the acquisition of vehicles. The future minimum lease payments required under these agreements are:

	Office $	Vehicles $
2004	35,997	19,607
2005	23,998	19,607
2006	-	19,607
2007	-	15,399

11	Stock options and warrants outstanding The following table summarizes information about the options at December 31, 2003 and 2002 and the changes for the years then ended

		2003		2002
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding -
Beginning of year	2,155,000	0.25	1,825,000	0.20
Granted	1,550,000	0.62	600,000	0.37
Exercised	(50,000)	0.20	(270,000)	0.20
Expired	(180,000)	0.33	-	-
Options outstanding -
End of year	3,475,000	0.41	2,155,000	0.25
The following table summarizes information about stock options outstanding and exercisable at December 31, 2003
Exercise price $	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.20	1,550,000	2.90	0.20
0.28	150,000	3.10	0.28
0.30	250,000	4.41	0.30
0.50	625,000	1.86	0.50
0.70	700,000	4.04	0.70
1.00	200,000	2.75	1.00
	3,475,000	2.58	0.41

Stock based compensation

Effective January 1, 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock Based Compensation”, as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Prior to January 1, 2003, the Company accounted for employee stock based compensation under the recognition and measurement provisions of Accounting Principles Blard (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees and Related Interpretations”.

During 2002, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.45%, dividend yield 0%; volatility of 123%; and 4.10 years of expected lives. The weighted average fair value of options granted to directors and employees during is $0.17.

Had compensation expense been recognized in 2002 on the basis of fair value pursuant to SFAS No. 123, loss for the year and loss per share would have been as follows:

2002 $
Loss for the year (as reported)	(1,209,891)
Deduct: stock based compensation included	77,320
Add: stock based compensation calculated on the fair value basis	131,773
Pro-forma	(1,264,344)

Basic loss per share (as reported)	(0.04)
Pro-forma	(0.04)

page 72
Share Purchase Warrants
	Number of warrants	2003 Weighted average exercise price $	Number of warrants	2002 Weighted average exercise price $
Warrants outstanding -	3,640,166	0.44	-	-
Beginning of year
Granted	4,925,000	0.60	3,740,166	0.45
Exercised	(419,335)	0.47	(100,000)	0.50
Expired	-	-	-	-
Warrants outstanding -
End of year	8,145,831	0.54	3,640,166	0.44
The following table summarizes information about warrants outstanding and exercisable at December 31, 2003:
Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.30	934,165	0.23	0.30
0.50	2,369,999	0.64	0.50
0.60	4,841,667	1.44	0.60
	8,145,831	1.55	0.54

12	Related party transactions

During the year ended December 31, 2003 there were no related party transactions. During the year ended December 31, 2002, fees totaling $90,999 were paid to officers of the company.

13	Income Taxes

	2003 $	2002 $
Loss for the year	(1,219,417)	(1,209,891)
Statutory income tax rate	38%	40%
Expected income tax (recovery)	(463,378)	(483,956)
Increase in valuation allowance	463,378	483,956
Income tax	-	-
The significant components of the Company's deferred tax assets are as follows:
	2003 $	2002 $
Operating losses	1,736,000	1,738,000
Accounting value of mineral property interest in excess of tax values	134,000	202,000
	1,870,000	1,940,000
Valuation allowance	(1,870,000)	(1,940,000)
	-	-

The company has non-capital loss carry forwards of approximately $4,569,000 that may be available for tax purposes. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized.

The Company has $5,003,000 in Canadian exploration and development expenses which may be carried forward indefinitely and offset against future Canadian taxable income. In connection with the issuance of flow through shares, the Company has renounced, to the shareholders, the tax benefits associated with $495,000 in Canadian exploration expenditures incurred in 2002 and $270,000 in Canadian exploration expenditures incurred in 2003.

Expiring Amount
	$
2004	710,000
2005	771,000
2006	920,000
2007	372,000
2008	572,000
2009	670,000
2010	554,000
	4,569,000

14	Segmented financial information

The company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $
December 31, 2003
Loss for the year	98,273	271,743	129,112	1,051,412	1,550,540
Total Assets	2,387,076	-	2,219	1,031,083	3,420,378
Capital Assets	2,257,891	-	-	23,274	2,281,165
Capital Expenditures	-	-	-	18,043	18,043
Amortization	11,552	-	-	10,873	22,425

December 31, 2002
Loss for the year	44,224	576,323	11,951	577,393	1,209,891
Total Assets	905,536	-	981	287,720	1,194,237
Capital Assets	794,827	-	-	16,104	810,931
Capital Expenditures	32,481	-	-	1,157	33,638
Amortization	-	-	-	7,256	7,256

15	Supplementary cash flow information During the years ended December 31, 2003 and 2002, the Company conducted non-cash operating, investing and financing activities as follows:
	2003 $	2002 $
Non-cash financing activities
Shares issued in repurchase of joint venture interest	690,000	-
Shares issued for property	36,400	45,100
Interest paid during the years ended December 31, 2003 and 2002 was as follows:
	2003 $	2002 $
Interest paid	9,638	2,825

16	Comprehensive income The Company has the following comprehensive income:
	2003 $	2002 $
Unrealized foreign exchange gain (loss)	(1,119)	(3,055)

17	Risk

The company has $936,000 (2002 – $175,000) of cash at financial institutions in excess of insured limits. The company is exposed to foreign exchange risk pertaining to its U.S. exploration and evaluation programs.

18	Subsequent events

a) Subsequent to December 31, 2003, the Company completed a private placement for the issuance of 1,400,000 units at $0.55 for proceeds of $770,000 to the company. Each unit consists of one common share and one share purchase warrant. One share warrant entitles the holder to acquire one common share of the company at a price of $0.75 on or before January 14, 2006.

b) On February 12, 2004, the Company entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totaling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. The agreement with Ressources D. Villeneuve Inc. (“RDV”) will also include 16 additional adjacent mining claims staked by J-Pacific. Upon regulatory approval, the Company will make a payment of $40,000 and issue 50,000 shares to RDV. Regulatory approval was received on February 17, 2004.

c) On February 13, 2004 the Company extended for an additional three-year period 100,000 stock options due to expire March 13, 2004.

d) Between January 19, 2004 and February 18, 2004 the Company issued 828,332 shares pursuant to the exercising of warrants for proceeds of $251,833.

e) On March 2, 2004, the Company announced that it had signed a letter of intent with Jipangu Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in J-Pacific’s Golden Trend and HC properties in Nevada. The letter of intent is subject to the completion of a definitive option agreement, the satisfactory completion of Jipangu’s due diligence, and the receipt of the required regulatory approvals. Jipangu is a private Japanese company focused on investments in the gold sector and is J-Pacific’s largest shareholder, owning approximately 34.7% of J-Pacific’s outstanding common shares.

Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 in the case of the Golden Trend Project, and US$1,750,000 in the case of the HC Project. Jipangu will make cash payments of US$150,000 upon execution of the definitive option agreement, US$150,000 on the first anniversary thereof and payments of US$200,000 on succeeding anniversary dates until the option is exercised. Jipangu is responsible for annual claim maintenance fees and advance royalty payments.

Upon exercise of the option on either of the properties, the companies will form a joint venture with J-Pacific as the operator. Jipangu will have the right thereafter to earn an additional 15% interest in each property by completing an independent feasibility study and by financing the property into commercial production.

Corporate Data

J-Pacific Gold Inc. is a public company trading on the TSX Venture Exchange and the OTC Bulletin Board. The Company is involved in mineral exploration and mine development in North America.

Head Office
Suite 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z3 Telephone: (604) 684-6677 Fax: (604) 684-6678 Toll free for Investor Relations: 1-888-236-5200 E-mail: ir@jpgold.com Web site: www.jpgold.com

Directors
D'Arcy Adam, Langley, British Columbia
Driffield Cameron, Burlington, Ontario
Nicholas T. Ferris, Vancouver, British Columbia
Jean-Pierre Schumacher, Zurich Switzerland
Kazuo Shuto, Tokyo, Japan
Manabu Kameda, Tokyo, Japan

Officers
Nicholas T. Ferris, President and Chief Executive Officer Ralph Braun, Chief Financial Officer Cheri Pedersen, DuMoulin Black, Secretary

Registrar and Transfer Agent
Pacific Corporate Trust Company

Banker
Bank of Montreal

Legal Counsel
DuMoulin Black, Vancouver, British Columbia

Stock Exchange
TSX Venture Exchange (TSX) Symbol: JPN
OTCBB Symbol: JPNJF
page 77

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:

June 28, 2004

