Form 20-F/A
J PACIFIC GOLD INC
filed 2004-07-16
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A
Amendment #1
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
Page 79
b. Management Agreement: Nicholas T. Ferris
Page 87
c. Option and Joint Venture Agreement: Jipangu Inc.
Page 95
d. Option Agreement: RDV Inc.
Page 115
e. 302 Certification letter, Chief Financial Officer - Ralph Braun
Page 116
f. 302 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 117
g. 906 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 118
h. 906 Certification letter, Chief Executive Officer - Nicholas T. Ferris
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

Banker
Bank of Montreal

Legal Counsel
DuMoulin Black, Vancouver, British Columbia

Stock Exchange
TSX Venture Exchange (TSX) Symbol: JPN
OTCBB Symbol: JPNJF
page 77

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:

July 16, 2004

