Form 20-F
J PACIFIC GOLD INC
filed 2005-06-29
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
For the fiscal year ended December 31, 2004

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 44,794,492

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 6/1/2005, the names of the Directors of the Company.

Table No. 1 Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris		(2)	46	February 1, 2000
D'Arcy Adam	(1)	(3)	52	April 18, 2000
Kazuo Shuto		(4)	67	June 15, 2001
Driffield Cameron	(1)	(5)	57	April 12, 2001
Jean-Pierre Schumacher	(1)	(6)	45	June 11, 2004
Manabu Kameda		(7)	36	May 16, 2003

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
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, Ontario M5H 3B7
(6) Business Address: Strehlgasse 4, Zurich, Switzerland 8022
(7) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001

1.A.2. Senior Management
Table No. 2 lists, as of 6/1/2005, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2 Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(3)	President/CEO	46	February 1, 2000
Ralph Braun	(1)	(3)	CFO	40	April 1, 2001
Cheri Pedersen	(2)	(3)	Secretary	51	June 8, 2000

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

1.B. Advisors
The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Marjorie Ross. The Company's legal counsel is DuMoulin Black located at 595 Howe Street, 10th Floor, Vancouver, B.C. CANADA V6C 2T5. The telephone number of the Company's legal counsel is 604-687-1224 and the contact person is Cheri Pedersen.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2004 and 2003 and 2002, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants. Their report for December 31, 2004 and 2003 is included later in this document. The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

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
page 11
Table No. 3 Selected Financial Data (CDN$ in 000, except per share data)
	Year Ended 12/31/04	Year Ended 12/31/03 (restated)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Revenue	0	0	0	0	0
Loss from operations	(1,645)	(1,426)	(1,253)	(658)	(706)
Net Income (Loss)	(1,503)	(1,409)	(1,210)	(476)	(978)
(Loss) per Share	($0.03)	($0.04)	($0.04)	($0.02)	($0.04)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	43,162	35,965	31,172	24,419	23,100

Working Capital	1,126	968	(156)	(148)	(752)
Long Term Debt	0	0	0	0	0
Shareholders' Equity	4,077	3,759	793	696	108
Total Assets	4,413	3,902	1,194	969	910

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
page 12

Table No. 4 U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
May 2005	$1.25	$1.27	$1.24	$1.25
April 2005	$1.24	$1.21	$1.26	$1.26
March 2005	$1.22	$1.20	$1.25	$1.21
February 2005	$1.24	$1.26	$1.26	$1.23
January 2005	$1.22	$1.20	$1.24	$1.24
December 2004	$1.22	$1.19	$1.24	$1.20

Three Months Ended 12/31/04	$1.22	$1.27	$1.18	$1.20
Three Months Ended 9/30/04	$1.31	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.32	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.32	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.40	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.51	$1.57	$1.47	$1.47

Fiscal Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Fiscal Year Ended 12/31/03	$1.40	$1.57	$1.29	$1.29
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50

The exchange rate was 1.25 on June 1, 2005.
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

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception of the development stage, according to U.S. GAAP, is ($13,723,114). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. J-Pacific Gold Currently has 4,225,000 share purchase options outstanding and 8,046,332 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 44,794,492 to 57,065,824. This represents an increase of 27.4% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

J-Pacific Gold has $1,213,900 in Cash Deposited in a Bank Which Is In Excess of that Financial Institution's Deposit Insurance and If the Bank Were to Fail, J-Pacific Could Forfeit the Cash.

Canadian federal insurance protects cash held on deposit in Canadian federally insured banks. The limit on this insurance is $60,000 per deposit. The Company has $1,213,900 in excess of this amount on deposit with Bank of Montreal and should the bank fail, J-Pacific Gold could lose this money.

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
Website: www.jpgold.com

The Company is listed on the TSX Venture Exchange and the OTC Bulletin Board.

The contact person in Vancouver is Nicholas T. Ferris, President.

The Company's fiscal year ends December 31st.

The Company has 100,000,000 common shares without par value authorized. At 12/31/2004, the end of the Company's most recent fiscal year, there were 44,794,492 common shares issued and outstanding.

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

Capital Expenditures
During the years ended 2000 through 2004, the Company spent the following amounts for mineral property acquisition, exploration and capital assets:

2000: $195,502 for property acquisition and exploration
2001: $85,713 for property acquisition and exploration
2002: $621,912 for property acquisition and exploration
2003: $778,236 for property acquisition and exploration
2004: $181,878 for property acquisition and exploration
page 18

Financings
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Table No. 5 Financings

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
2000	Shares for debt	100,000	shares	$11,000
	Warrants exercised	555,555	shares	$250,000
	Shares for finder’s fee (1)	50,000	shares	$20,000
2001	Private placement	5,800,000	shares	$1,160,000
2002	Private placement	3,859,999	units	$1,111,500
	Options exercised	270,000	shares	$54,000
	Warrants exercised	100,000	shares	$50,000
	Shares for property (1)	110,000	shares	$45,100
2003	Private placement	4,625,000	units	$1,850,000
	Options exercised	50,000	shares	$10,000
	Warrants exercised	419,335	shares	$198,800
	Shares for property (1)	140,000	shares	$36,400
	Shares for repurchase of joint venture (1)	1,500,000	shares	$690,000
2004	Private placement	2,730,000	units	$1,568,000
	Options exercised	175,000	shares	$35,000
	Warrants exercised	1,610,832	shares	$623,583
	Shares for property (1)	50,000	shares	$40,000

(1) deemed fair market value for shares issued

Plan Of Operations
Source of Funds for Fiscal 2005
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating operating revenues during the next year. As of 12/31/2004, the Company had working capital of $1,242,025.

Use of Funds for Fiscal 2005
During Fiscal 2004, the Company estimates that it might expend $685,000 cash on general/administrative expenses. During Fiscal 2005, the Company estimates that it might expend $525,000 net on property acquisition/exploration expenses.

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

In 2004, the Company continued expanding its portfolio with the acquisition of the Montgolfier Project near the Montgolfier and Orvilliers Townships of Quebec. In British Columbia, the Company continued followed its plan of exploring its land position with the focus of creating an ore base around the fully permitted Blackdome Mine. In Nevada, the Company is continuing with efforts to finance and explore its Nevada properties. In March 2004, the Company announced that it had signed a letter of intent with Jipangu ("Jipangu") Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in the Company's Golden Trend and HC properties in Nevada. Jipangu is a private Japanese company focused on investments in the gold sector and is the Company's largest shareholder, owning approximately 33.5% of the Company's outstanding common shares. Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 in the case of the Golden Trend Project, and US$1,750,000 in the case of the HC Project. Jipangu made a cash payment of US$150,000 upon execution of the definitive option agreement, and made a payment of US$150,000 on the first anniversay (May 2005) and will make payments of US$200,000 on succeeding anniversary dates until the option is exercised. Jipangu is responsible for annual claim maintenance fees and advance royalty payments.

page 20

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2004:
$497,004 of the Company's assets were located in the United States; and,
$3,916,092 of the Company's assets were located in Canada.

At 12/31/2003:
$411,891 of the Company's assets were located in the United States; and,
$3,489,659 of the Company's assets were located in Canada.

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

The property consists of 20 mineral claims, ten crown-granted mineral claims and two mining leases. Total area of the property is approximately 8240 hectares.

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

In April of 2005, the Company recieved the final report from Roscoe Postle's review of the Blackdome. Their report identified three primary exploration targets within and extending from the existing underground workings.

Recommendations

Further exploration is recommended in the areas identified in the SRK Report and the exploration targets currently identified by Roscoe Postle and Associates. The Company estimates the cost of this exploration program to be $2,000,000, subject to financing.

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

Location and Ownership and Access

In 2002, the Company located 54 claims (341 claim units), tied on to the southern boundary of the Blackdome Mine property. In the spring of 2005, the Company converted the claims to the new British Columbia Minerals Titles Online cell claim system. The property consists of 17 mineral claims totalling 8618 hectares. All claims are 100% owned by the Company.

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

Recommendations

In 2005, the Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Blackdome South project to the next stage of exploration. The cost of the planned 2005 exploration program is estimated to be $50,000.

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

On May 23, 2002, the Company entered into two option agreements that allows it to purchase the Elizabeth property. In October of 2002, the Company staked two additional mineral claims (24 claim units). In 2003, the Company staked an additional 10 mineral claims (90 claim units) and an additonal 9 claims (163 claim units) in the summer of 2004. In the spring of 2005, the Company converted the claims to the new British Columbia Minerals Titles Online cell claim system. In total, the property is comprised of 4 crown-granted mineral claims and 14 mineral claims totalling approximately 9528 hectares.

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

In 2004, the Company completed a diamond drill program of 2,696 metres in two phases to test mineralized areas discovered during the 2003 campaign in the Southwest and No.9 Zones. This work confirmed the presence of high grade gold values in quartz veins and identified several new areas with potential for economic gold mineralization.

Recommendations

In 2005, the Company plans to continue the exploration of the Elizabeth property by diamond drilling the high potential zones identified in the 2002, 2003 and 2004 programs. The cost of the 2005 exploration program is estimated to be $400,000.
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

In 2002, the Company located 4 claims (94 claim units). All claims are 100% owned by the Company. In the spring of 2005, the Company converted the claims to the new British Columbia Minerals Titles Online cell claim system. The property consists of 4 mineral claims totalling 2695 hectares. All claims are 100% owned by the Company.

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

Recommendations

The Company plans to carry out detailed mapping and sampling in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Truax Project to the next stage of exploration. The cost of the proposed exploration program is estimated to be $20,000.

QUEBEC, CANADA

page 27

Montgolfier Project, Quebec

The Montgolfier Project is an early-stage exploration project that has no developed commercial mineral reserve.

Location and Ownership

The Company announced on February 12, 2004, that it had entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec, 85 kilometres west of the town of Matagami (see Map 2). The agreement with Ressources D. Villeneuve Inc. ("RDV") will also includes 15 additional adjacent mining claims and 18 map designated cells staked by the Company. The property consists of 127 staked claims and 50 map designated cells (totalling 4,830 hectares). Upon regulatory approval, the Company made a payment of $40,000 and issued 50,000 common shares to RDV. To maintain the agreement, the Company made a cash payment of $40,000 on the first anniversay (Feb 2005) and is to make additional cash payments of $40,000 by the second anniversary, and $100,000 by the third anniversary of the agreement. RDV retains a two percent Net Smelter Royalty, of which one and one half percent is purchasable by the Company for $1,500,000.

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

Recent Work

During 2004, the Company completed a collection, compilation and digitization of the historical work carried out on the property. As well, a limited field reconnaissance was carried out in an attempt to locate the historic drill collars from previous drilling programs. In the spring of 2005, the Company commissioned an airborne geophysical study over the entire property.

Recommendations

During 2005, the Company plans to carry out limited additional field studies to define and prioritize targets for an initial drilling campaign tentaively planned for the winter of 2005/2006. Estimated costs for the planned exploration program is $1,200,000, subject to financing.

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

In March of 2004, the Company entered into an option/joint venture agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for spending a total of US$2,750,000 over a period of four years. Jipangu must expend a total of US$600,000 during 2005 to maintain the agreement.

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

In the winter of 2004, the Company commenced a data compliation, digitization and synthesis of the historical work on the property, which resulted in the identification of initial drill targets. In the fall of 2004, the Company completed a preliminary drilling program at Golden Trend, which consisted of two holes: diamond drill hole was completed at 2000 feet, and a reverse circulation hole, was terminated at 1140 feet before reaching its target horizon because of poor drilling conditions. These holes were drilled to test targets with coincident geochemical anomalies and structural traps, which occur in favourable geological settings for hosting mineralization elsewhere in the district.

Recommendations

In 2005, the Company plans to initial a diamond drill program of approximately 8,000 feet to further test the geological targets on the property. The estimated cost for the program is US$400,000.

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

The Company announced on April 9, 2002 that it had entered into a lease agreement with an option to purchase ten unpatented claims to augment the adjacent 59 unpatented mining claims staked by the Company.

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

Recent Work

In 2004, the Company completed a collection, compilation and digitization of the historical work on the property along with the creation of a GIS database.

Recommendations

The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data. The Company plans to complete a geochemical survey before deciding on drill locations, and the commencement of permitting. Estimated costs for the geochemical survey and drill exploration are US$200,000.
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

The Company announced on June 11, 2002 that it had entered into a lease agreement with an option to purchase 100% interest for twenty unpatented claims to augment the 79 additional unpatented mining claims staked by the Company.

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

In March of 2004, the Company entered into an option/joint venture agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for spending a total of US$1,750,000 over a period of four years. Jipangu must expend a total of US$400,000 during 2005 to maintain the agreement.

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

Recent Work

In the fall of 2004, the Company completed a preliminary drilling program at HC, which consisted of a reverse circulation hole, was terminated at 1467 feet and encountered evidence of a geothermal system.

Recommendations

In 2005, the Company plans to initiate a reverse circulation drill program of approximately 6,000 feet to further test the geological targets on the property. The estimated cost for the program is US$300,000.
page 37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended 12/31/2004, 12/31/2003, and 12/31/2002 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company has spent the last four years acquiring/exploring mineral properties.

To fund this effort the Company has issued equity in numerous private placements and stock-for-debt arrangements as described in 4.A. of this document.

Operating Results
Fiscal 2004 Ended 12/31/2004 compared to Fiscal 2003
The loss for fiscal 2004 was $1,503,729 or $0.03 per share compared with a restated loss of $1,408,704 or $0.04 per share in 2003. During 2004 the Company had a loss from operations of $1,645,301 as compared to $1,425,660 in 2003. The large loss is due to higher care and maintenance costs for the Blackdome Mine, higher G&A costs in 2004, and higher exploration expenditures in 2004. These higher costs were offset somewhat by lower stock based compensation costs in 2004 versus 2003.

In 2004, care and maintenance costs for the Blackdome Mine were $203,269 versus $87,121 in 2003. The higher costs are attributable to the Company assuming 100% of the Blackdome Mine up from 50% in September 2003. Also, in 2004, the Company commissioned a GIS compilation of the historical data and an exploration plan from Roscoe Postle Associates. A completed report was received in May 2005.

G&A costs in 2004 were $676,081 versus $474,426 in 2003. The higher costs are attributable to an additional 1.5 full time equivalent personnel, higher travel and promotional costs and an increase in audit and legal costs attributable to the Company's need for professional advise regarding its option agreement with Jipangu Inc. on the Company's Golden Trend and HC properties.

The Company issues flow through shares to investors. The Company records a deferred income tax credit on the issuance of flow through shares as those expenses are renounced to the investors purchasing those shares. In 2004, the tax recovery recognized on the renouncement of flow through shares was $61,333 versus $8,333 in 2003.

Fiscal 2003 Ended 12/31/2003 compared to Fiscal 2002
The loss for Fiscal 2003 was $1,408,704 or $0.04 per share compared with a loss of $1,209,891 or $0.04 per share for Fiscal 2002. The larger loss in Fiscal 2003 can be attributed to the early adoption of full value accounting for stock based compensation. In 2003 the Company expensed options issued to employees and directors for a total of $319,971. Prior to 2003 only options issued to contractors were expensed.

The Company recognized $583,069 in stock based compensation expense for 2003 up from $77,330 in 2002. Total exploration and evaluation costs in 2003 were $258,619 retated for a decline of $480,855 in 2003 from $588,274 in 2002. The higher exploration and evaluation costs in 2002 can be attributed to acquisition costs for the HC, RC, Callaghan and Elizabeth properties.

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

page 38

Liquidity and Capital Resources
Subsequent to the end of 2004, the Company has issued nil shares. On January 13, 2005, the Company received approval from the TSX Venture Exchange for a one-year extension in term for warrants issued pursuant to private placements on January 24, 2003 and January 31, 2003. A total of 1,000,000 outstanding warrants will now expire on January 24, 2006 and 375,000 on January 31, 2006. All other terms of the warrants remain unchanged.

Fiscal 2004 ended 12/31/2004 To Date
 On March 8, 2005, the Company staked an additional 49 claims at HC in Nevada. Also, in June 1, 2005, the Company staked an additional 38 claim map cells contiguous with its existing Montgolfier property.

During 2004, the Company conducted three private placements. On January 14, a private placement was completed in the amount of $770,000 for 1,400,000 units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.75 per share until January 16, 2006. On August 11, 2004, a private placement was completed in the amount of $300,000 for 500,000 units. Each Unit consists of one common flow through share and one half warrant, with each full warrant exercisable to purchase a further common share of the Company at a price of $0.80 per share until August 11, 2005. Any warrants exercised on or before February 28, 2005, the underlying shares were considered flow through shares, though no such warrants were exercised. On December 22, 2004, a private placement was completed in the amount of $498,000 for 830,000 units. Each Unit consists of one common flow through share and one half warrant, with each full warrant exercisable to purchase a further common share of the Company at a price of $0.80 per share until December 22, 2005. The flow-through shares were renounced subsequent to year end, effective December 31, 2004 and all commitments have been met.

During 2004, 1,610,832 warrants were exercised for proceeds of $623,583. Also, 175,000 options were exercised for proceeds of $35,000. The Company issued 50,000 pursuant to a property option agreement.

Cash used in operating activities was ($1,253,739) for Fiscal 2004. Cash from financing activities was $1,766,559. Significant items were proceeds from the issuance of shares in the amount of $1,814,083 and share issuance costs of ($47,524). Cash used in investing activities was ($168,128). Significant items are additions to mineral properties in the amount of ($141,878), reclamation bonds in the amount of ($23,469) and office equipment in the amount of ($2,781).

Fiscal 2003 Ended 12/31/2003
 On March 2, 2004, the Company announced that it had signed a letter of intent with Jipangu Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in J-Pacific's Golden Trend and HC properties in Nevada. The letter of intent is subject to the completion of a definitive option agreement, the satisfactory completion of Jipangu's due diligence, and the receipt of the required regulatory approvals. Jipangu is a private Japanese company focused on investments in the gold sector and is J-Pacific's largest shareholder, owning approximately 37.4% of J-Pacific's outstanding common shares at the end of 2003.

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

Cash used in operating activities was ($827,307) for Fiscal 2003. Significant items included ($52,164) in net changes in non-cash working capital items. Cash from in financing activities was $2,347,389. Significant items was a net repayment of shareholder loans in the amount of $123,911; proceeds from the issuance of common shares in the amount of $2,058,800; and subscriptions received but shares not issued in the amount of $412,500. Cash flow used in investing activities was ($616,682). Significant items include ($600,000) cash consideration for the repurchase of Jipangu's 50% interest in the Blackdome joint venture; and ($18,043) for the purchase of capital assets such as computers and a vehicle.

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

5.E. Off-Balance Sheet Arrangements
 The Company has no off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

Payments due by period
	Total	< 1year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$112,445	$42,672	$61,006	$8,767	nil
Purchase obligations	$2,295	$2,295	nil	nil	nil

5.G. Safe harbor
 --- No Disclosure Necessary ---
page 40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 Directors and Senior Management June 1, 2005
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director	46	February 1, 2000
Ralph Braun	CFO	40	April 1, 2001
Cheri Pedersen	Secretary	51	June 8, 2000
D'Arcy Adam	Director (1)	52	April 18, 2000
Kazuo Shuto	Director	67	June 15, 2001
Driffield Cameron	Director (1)	57	April 12, 2001
Jean-Pierre Schumacher	Director (1)	45	June 11, 2004
Manabu Kameda	Director	37	May 16, 2003

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

Ralph Braun has been the Chief Financial Officer of the Company since April 1, 2001. His duties include working in the areas of planning, budgeting, finance, accounting and systems. He is a member of the Certified General Accountants Association of British Columbia, a designation that he received in 1998. Mr. Braun is a graduate of the University of British Columbia. He received his Bachelor of Arts degree from this institution in 1988. He is also a graduate of the University of Western Washington where he received his MBA in 1992. From 1996 until 1998 he held the position of Controller of Finance with the Canadian Home Income Plan and from 1996 until 2000 he held the position of Controller of IT with the same organization. He is currently doing database application development for the Canadian Home Income Plan as an independent contractor.

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

6.B. Compensation

Cash Compensation Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2004 ended 12/31/2004 was $204,000.

Table No. 7 Summary Compensation Table Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris, President and Director	2004	$120,000	---	---	---	50,000	---
	2003	$84,000	---	---	---	200,000	---
	2002	$76,350	---	---	---	150,000	---

Ralph Braun, Chief Financial Officer	2004	$84,000	---	---	---	50,000	---
	2003	$46,700	---	---	---	100,000	---
	2002	$45,696	---	---	---	175,000	---

page 42

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options as shown in Table 8 were granted to Senior Management, Directors, employees and consultants. No SARs (stock appreciation rights) were granted during this period.

Table No. 8 Stock Option Grants in Fiscal 2004 Ended 12/31/2004

Name	Number of Options Granted	Percentage of total options granted	Exercise Price per Share	Grant Date	Expiry Date	Market Value of Securities Underlying Options on Date of Grant per Share
Nicholas T. Ferris	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Ralph Braun	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
D'Arcy G. Adam	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Kazuo Shuto	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Driffield Cameron	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Manabu Kameda	100,000	8.69%	$1.00	06/11/04	06/11/09	$0.38
Manabu Kameda	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Jean-Pierre Schumacher	150,000	13.05%	$0.40	06/11/04	06/11/09	$0.38
Jean-Pierre Schumacher	100,000	8.69%	$1.00	06/11/04	06/11/09	$0.38
Jean-Pierre Schumacher	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Consultant/Employee	100,000	8.69%	$0.68	03/18/04	03/18/07	$0.60
Consultant/Employee	50,000	4.34%	$0.68	03/18/04	03/18/07	$0.60
Consultant/Employee	100,000	8.69%	$0.68	03/18/04	03/18/07	$0.60
Consultant/Employee	50,000	4.34%	$0.68	05/01/04	05/01/07	$0.34
Consultant/Employee	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Consultant/Employee	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51
Consultant/Employee	50,000	4.34%	$0.60	10/05/04	10/05/09	$0.51

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

Stock Options
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits
No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Written Management/Consulting Agreements
Nicholas T. Ferris
Ralph Braun

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.
--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 4/18/2000. The current members of the Audit Committee are: Jean-Pierre Schumacher, D'Arcy Adam and Driffield Cameron. For fiscal 2004, the Audit Committee met on 5/27/2004, 8/24/2004, 11/25/2004 and 4/8/2005.

6.D. Employees
As of 6/1/2005, the Company had three full-time employees, including the two members of senior management. As of 12/31/2004 and 12/31/2003, the Senior Management were the only full-time employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
Table No. 9 lists, as of 6/1/2005, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.
page 44

Table No. 9 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Nicholas T. Ferris (1)	1,078,666	2.4%
Common	Ralph Braun (2)	353,000	<1%
Common	Cheri Pedersen (3)	334,166	<1%
Common	D'Arcy G. Adam (4)	500,000	1.1%
Common	Kazuo Shuto (5)	300,000	<1%
Common	Manabu Kameda (6)	300,000	<1%
Common	Driffield Cameron (7)	300,000	<1%
Common	Jean-Pierre Schumacher(8)	320,000	<1%
Total Directors and Executive Officers		3,485,832	7.8%

Common	Tamisuke Matsufuji (9)	15,029,055	33.5%

Total Directors/Officers/5% Shareholders		18,514,877	41.3%

# Based on 44,794,492 shares outstanding as of 6/1/2005 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 750,000 represent currently exercisable share purchase options and 108,333 share purchase warrants;

(2) of these shares, 325,000 represent currently exercisable share purchase options and 12,500 share purchase warrants;

(3) of these shares, 125,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(4) of these shares, 350,000 represent currently exercisable share purchase options;

(5) of these shares, 300,000 represent currently exercisable share purchase options;

(6) Of these shares, 300,000 represent currently exercisable share purchase options;

(7) Of these shares, 300,000 represent currently exercisable share purchase options;

(8) Of these shares, 300,000 represent currently exercisable share purchase options and,

(9) Of these shares, 375,000 represent currently exercisable share purchase warrants.

page 45

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 6/14/2005.

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
page 47

Table No. 10 Stock Options Outstanding as of 6/1/2005
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	350,000	$0.20	11/16/01	11/16/06
	150,000	$0.28	2/7/02	2/7/07
	200,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Ralph Braun	175,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Cheri Pedersen	125,000	$0.20	11/16/01	11/16/06
D'Arcy G. Adam	200,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Kazuo Shuto	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Driffield Cameron	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Jean-Pierre Schumacher	150,000	$0.40	06/11/04	06/11/09
	100,000	$1.00	06/11/04	06/11/09
	50,000	$0.60	10/5/04	10/5/09
Manabu Kameda	150,000	$0.30	5/30/03	5/30/08
	100,000	$1.00	06/11/04	06/11/09
	50,000	$0.60	10/5/04	10/5/09
Consultant/Employee	225,000	$0.20	11/16/01	11/16/06
	100,000	$0.30	5/30/03	5/30/08
	100,000	$0.50	03/13/02	03/13/06
	400,000	$0.50	10/02/03	10/02/08
	100,000	$0.60	10/5/04	10/5/09
	150,000	$0.68	03/18/04	03/18/07
	200,000	$1.00	10/02/03	10/02/08
Total Officers/Directors	2,750,000
Total Employees/Consultants	1,425,000
Total Officers/Directors/Etc.	4,175,000

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
Table No. 11 Changes in Holdings of Major Shareholders
	Shares Owned 12/31/2004	Shares Owned 12/31/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001
Tamisuke Matsufuji	15,029,055	14,459,055	12,574,055	11,804,555

7.A.1.c. Different Voting Rights
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership
On 5/11/2005, the Company's shareholders' list showed 44,794,492 common shares outstanding with 824 shareholders in Canada.

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

7.A.4. Change of Control of Company Arrangements
- No Disclosure Necessary -
page 49

7.B. Related Party Transactions
During the year ended December 31, 2004 a total of $9,748 was paid to John Mesrobian, a Director of the Company, for professional fees ($7,000) and for investor relations and corporate promotional activities.

Jipangu Inc. owned 33% of the common shares of the Company at December 31, 2004 (2003 - 35%) and has two representatives on the Company's board of directors.

In 2003, the Company acquired from Jipangu the 50% of the Blackdome property that it did not already own.

During the year ended December 31, 2003, the Company fully paid shareholder loans amounting to $78,327 outstanding to Jipangu Inc. The loans bore interest at rates up to 7.0% per annum, accruing interest of $5,663 during 2003, were unsecured and had no fixed repayment terms.

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
page 50

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information
 As of 12/31/2004, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2004, there were 44,794,492 common shares issued and outstanding.

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
Period	High	Low
Month Ended 05/31/05	0.30	0.20
Month Ended 04/30/05	0.38	0.27
Month Ended 03/31/05	0.33	0.29
Month Ended 02/29/05	0.36	0.28
Month Ended 01/31/05	0.43	0.29
Month Ended 12/31/04	0.57	0.41

Fiscal Year Ended 12/31/2004	0.82	0.27
Fiscal Year Ended 12/31/2003	0.90	0.20
Fiscal Year Ended 12/31/2002	0.70	0.10
Fiscal Year Ended 12/31/2001	0.17	0.05
Fiscal Year Ended 12/31/2000	0.30	0.05

Quarter Ended 12/31/04	0.82	0.55
Quarter Ended 09/30/04	0.64	0.39
Quarter Ended 06/30/04	0.65	0.31
Quarter Ended 03/31/04	0.82	0.55

Quarter Ended 12/31/03	0.90	0.37
Quarter Ended 09/30/03	0.49	0.21
Quarter Ended 06/30/03	0.35	0.20
Quarter Ended 03/31/03	0.56	0.25

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

In 2004, the Company issued 1,300,000 flow-through shares and 50,000 flow-through shares on the exercise of flow-through warrants.

Stock Options
Refer to ITEM 6.E. and Tables #7 and Table #8, for additional information.

Share Purchase Warrants
Table No. 13 lists, as of June 1, 2005 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13 Share Purchase Warrants Outstanding
			Exercise Price
Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	First Year	Second Year	Expiration Date of Share Purchase Warrants
10/11/02	1,373,332	1,076,665	$0.50	$0.50	10/11/05
01/24/03	1,100,000	1,000,000	$0.60	$0.60	01/24/06
01/31/03	375,000	375,000	$0.60	$0.60	01/31/06
09/30/03	2,650,000	2,650,000	$0.60	$0.60	09/23/05
10/31/03	600,000	666,667	$0.60	$0.60	10/31/05
01/14/04	1,400,000	1,400,000	$0.75	$0.75	1/14/06
12/22/04	498,000	498,000	$0.80	-	12/22/05
8/11/04	280,000	280,000	$0.80	-	8/11/05

page 54

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
As of 12/31/2004, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2004, there were 44,794,492 common shares issued and outstanding.

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
Table No. 14 History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
2000	Shares for debt	100,000	shares	11,000
	Warrants exercised	555,555	shares	250,000
	Shares for finder’s fee (1)	50,000	shares	20,000
2001	Private placement	5,800,000	shares	1,160,000
2002	Private placement	3,859,999	units	1,111,500
	Options exercised	270,000	shares	54,000
	Warrants exercised	100,000	shares	50,000
	Shares for property (1)	110,000	shares	45,100
2003	Private placement	4,625,000	units	1,850,000
	Options exercised	50,000	shares	10,000
	Warrants exercised	419,335	shares	198,800
	Shares for property (1)	140,000	shares	36,400
	Shares for repurchase of joint venture (1)	1,500,000	shares	690,000
2004	Private placement	2,730,000	units	1,568,000
	Warrants exercised	1,610,832	shares	623,583
	Options exercised(1)	175,000	shares	35,000
	Shares for property (1)	50,000	shares	40,000

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a passive foreign investment company in the foreseeable future.
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

10.G. Statement by Experts
The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2004/Fiscal 2003 is included with the related financial statements in this Annual Report with their consent.

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

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert
The Company has two audit committee financial experts: D'Arcy Adam, Driffield Cameron and Jean-Pierre Schumacher.

Mr. Adam attained his experience during 30 years of lending, credit, finance and collections with Canadian Acceptance Corporation, Abee Mortors, Derek Dodge and Keywest Ford.

Mr. Cameron - gained his experience in accounting and capital markets first with the Completion Certificate in 1991 from the Canadian Securities Institute, located in Toronto, Ontario, indicating he successfully completed the Canadian Securities Course. Mr. Cameron has been the Vice President of Exploration for High River Gold Mines Ltd., a publicly traded company located in Toronto, Ontario, since 1994.

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

ITEM 16C. Principal Accountant Fees and Services
The Company's principal accountant is Morgan & Company. Fees for audit services and services related to statutory and regulatory filings for 2004 were $20,700 and for 2003 was $16,500 paid to Morgan & Company. All work performed by Morgan & Company on the annual engagement are performed by employees of Morgan & Company.

No other fees were paid to Morgan & Company.

The Company expects to pay $4,500 for tax services (not yet filed) for the preparation and filing of its Canadian corporate tax returns to Galloway, Botteselle & Company and does not use it's principal accountant for tax services.

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

ITEM 19. EXHIBITS
Page Number
1. Material Contracts -
a. 302 Certification letter, Chief Financial Officer - Ralph Braun
Page 79
b. 302 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 80
c. 906 Certification letter, Chief Financial Officer - Ralph Braun
Page 81
d. 906 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 82
2. List of Foreign Patents - N/A
3. Calculation of earnings per share - N/A
4. Explanation of calculation of ratios - N/A
5. List of Subsidiaries - N/A
6. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
7. Other Documents -
Signature Page
78

page 62

Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2004 and 2003

("Auditor's Logo")

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2004 and 2003, and the consolidated statements of loss, deficit and comprehensive loss, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

On April 8, 2005, we reported separately to the Shareholders and Directors of J-Pacific Gold Inc. on audits conducted in accordance with Canadian and United States generally accepted auditing standards on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"
April 8, 2005 (Except as to note 3 which is dated June 22, 2005)	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated April 8, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders, dated April 8, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
April 8, 2005 (Except as to note 3 which is dated June 22, 2005)	Chartered Accountants
page 63

J-Pacific Gold Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(expressed in Canadian Dollars)

	2004 $	2003 $ Restated (Notes 3,7)
Assets Current assets
Cash	1,333,900	996,179
Accounts receivable	27,516	7,803
Prepaid expenses	-	10,731
	1,361,416	1,014,713

Property, plant and equipment (note 5)	2,272,930	2,281,165
Mineral properties (note 7)	623,049	481,172
Other assets (note 8)	155,701	124,500
	4,413,096	3,901,550
Liabilities Current liabilities
Accounts payable and accrued liabilities	118,659	46,386
Accounts payable - related parties	732	-
Liability for flow-through shares	116,200	-
	235,591	46,386

Asset retirement obligations (note 6)	100,370	96,032

	335,961	142,418

Shareholders' Equity Capital stock, no par value; 100,000,000 authorized; 44,794,492 issued (2003: 40,228,660 issued)	16,800,263	14,758,737
Shares subscribed to but not issued	-	412,500
Contributed surplus	985,738	780,396
Accumulated other comprehensive income (note 14)	14,248	26,884
Deficit	(13,723,114)	(12,219,385)
	4,077,135	3,759,132
	4,413,096	3,901,550

Going concern and nature of operations (note 1)

See accompanying notes

page 64
J-Pacific Gold Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004 and 2003
(expressed in Canadian Dollars)

	2004 $	2003 $ Restated (Notes 3,7)
Revenue	-	-

Expenses
Amortization	15,353	22,425
Exploration expenditures	545,256	258,619
General and administrative	676,081	474,426
Stock based compensation	205,342	583,069
Mine care and maintenance	203,269	87,121
	1,645,301	1,425,660
Loss from operations	(1,645,301)	(1,425,660)

Other income (expenses)
Interest income	21,442	8,623
Foreign exchange income	3,606	-
management fee income	55,191	-
Loss before income taxes	(1,565,062)	(1,417,037)

Tax recovery on renouncement of flow-through shares	61,333	8,333

Loss for the year	(1,503,729)	(1,408,704)

Deficit - Beginning of year	(12,219,385)	(10,810,681)
Deficit - End of year	(13,723,114)	(12,219,385)

Basic and diluted loss per share	(0.03)	(0.04)

Weighted average number of common shares outstanding	43,162,173	35,964,696

Other comprehensive income
Loss for the year	(1,503,729)	(1,408,704)
Unrealized foreign exchange gain / (loss)	(12,636)	(1,119)
Comprehensive income	(1,516,365)	(1,409,823)

See accompanying notes

page 65
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003
(expressed in Canadian Dollars)

During the years ended December 31, 2004 and 2003, the Company conducted non-cash investing and financing activites as follows:

	2004 $	2003 $ Restated (Notes 3,7)
Cash flows from (used in) operating activities
Loss for the year	(1,503,729)	(1,408,704)
Items not affecting cash
Amortization	15,353	22,425
Stock based compensation	205,342	583,069
Shares issued for exploration and evaluation	40,000	36,400
Tax recovery	(61,333)	(8,333)
Unrealized foreign exchange loss	(5,664)	-
Changes in non-cash working capital items
Accounts receivable	(19,713)	18,055
Prepaid expenses	2,999	(67,220)
Accounts payable	73,006	(2,999)
	(1,253,739)	(827,307)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,814,083	2,058,800
Share issuance cost	(47,524)	-
Shares subscribed to but not yet issued	-	412,500
Increase in shareholder loan	-	5,663
Repayment of shareholder loan	-	(129,574)
	1,766,559	2,347,389

Cash flows from (used in) investing activities
Additions to mineral properties, net	(141,878)	(141,836)
Repurchase of joint venture	-	(600,000)
Cash acquired on repurchase of joint venture	-	1,361
Reclamation deposits	(23,469)	-
Purchase of other capital assets	(2,781)	(18,043)
	(168,128)	(758,518)

Effect of exchange rate changes on cash	(6,971)	(1,119)

Increase in cash	337,721	760,445

Cash - Beginning of year	996,179	235,734

Cash - End of year	1,333,900	996,179

Supplementary cash flow information (note 15)
	2004 $	2003 $

Interest paid	4,367	9,638
Income taxes paid	nil	nil

	2004 $	2003 $
Non-cash financing and investing activities
Shares issued in repurchase of joint venture interest	-	690,000
Shares issued for property	40,000	36,400

See accompanying notes
page 66
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
As at December 31, 2004 and 2003
(expressed in Canadian Dollars)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $

Balance at December 31, 2002	33,494,325	11,981,870	133,016	23,003	(11,350,017)	792,872
Shares issued for cash	4,075,000	1,630,000				1,850,000
Shares issued for cash - flow through	550,000	220,000				220,000
Shares scubcribed to but not yet issued		412,500				412,500
Warrants exercised for cash	169,335	65,467				198,800
Warrants exercised for cash - flow through	250,000	133,333				133,333
Options exercised for cash	50,000	10,000				10,000
Shares for exploration and evaluation	140,000	36,400				36,400
Shares issued for repurchase of joint venture	1,500,000	690,000				690,000
Stock based compensation			583,069			583,069
Proceeds allocated to flow through tax benefits		(8,333)				(8,333)
Comprehensive income (loss):
Net income (loss)					(1,408,704)	(1,408,704)
Change in accounting for asset retirement obligation (note 6)					200,000	200,000
Change in accounting for exploration expenditures (notes, 3,7)					339,336	339,336
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(1,119)		(1,119)
Deemed interest on shareholder loan				64,311		64,311

Balance at December 31, 2003	40,228,660	15,171,237	780,396	26,884	(12,219,385)	3,759,132
Shares issued for cash	1,400,000	357,500				357,500
Shares issued for cash - flow through	1,330,000	798,000				798,000
Warrants exercised for cash	1,560,832	593,583				593,583
Warrants exercised for cash - flow through	50,000	30,000				30,000
Options exercised for cash	175,000	35,000				35,000
Shares for exploration and evaluation	50,000	40,000				40,000
Share issuance costs		(47,524)				(47,524)
Stock based compensation			205,342			205,342
Proceeds allocated to flow through tax benefits		(177,533)				(177,533)
Comprehensive income (loss):
Net income (loss)					(1,503,729)	(1,503,729)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(12,636)		(12,636)

Balance at December 31, 2004	44,794,492	16,800,263	985,738	14,248	(13,723,114)	4,077,135

See accompanying notes
page 67
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
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

Mineral properties

Significant property acquisition expenditures and option maintenance costs are capitalized. Exploration and evaluation expenditures are expensed until a feasibility study indicates the property is economically feasible. Capitalized expenditures are written down if impairment in the carrying values of mineral properties becomes evident (see note 3).

Stock based compensation

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123"), "Share-Based Payment". The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Company implemented the provisions of this Statement in 2003 (see note 10).

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated balance sheets.

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

Impairment

Management assesses the carrying value of mineral properties, and property, plant and equipment for impairment when events or circumstances indicate that the carrying value of those assets may not be recoverable. Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values.

Foreign exchange translation

The operations of the company's foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Gains and losses on translation are included in operations, except for unrealized foreign exchange gains and losses rising from long-term inter-company transactions which are included in other comprehensive income.

Income taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Flow-Through Shares

Under FAS 109 the proceeds from issuance are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price for outstanding non-flow-through shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized for the full effect of the tax benefit of the renounced expenditures. The difference between the amount of the deferred tax liability and the liability recognized on issuance is recorded as income tax expense.

Asset retirement obligation

Legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability. (see note 3)

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days when acquired.

page 68

3	Recent Accounting Pronouncements

Asset retirement obligation

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143 - "Accounting for Asset Retirement Obligations", by which the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a net income for the cumulative effect of a change in accounting principle of $188,448 (note 6). The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original present value estimate.

Exploration expenditures

On March 31, 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" ("EITF 04-2"), concluding that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the Financial Accounting Standards Board ("FASB") issued amended SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The amendment was effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.

On March 31, 2004, the EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations", concluding that fair value of mining properties generally include both value beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals and that entities should generally include both in determining the fair value allocated to mining assets in a purchase price allocation and in the cash flow analysis (both discounted and undiscounted) used for determining whether a mining asset should be impaired. The consensus is effective for reporting periods beginning after March 31, 2004, with early adoption permitted.

The Company has elected to retroactively adopted EITF No. 04-2 and EITF No. 04-3 and has elected to retrospectively adjust recorded acquisition and option maintenance costs as Mineral properties in its balance sheets and has ceased charging such costs to operations as incurred prior to the commencement of production.

Under the revised policy, significant acquisition and option maintenance costs are capitalized. Exploration and evaluation costs are expensed until a feasibility study indicates the property is economically feasible. Capitalized costs are written down if impairment in the carrying values of mineral properties becomes evident.

This retroactive retrospective application of the change in accounting policy had the effect of increasing (decreasing) the following:

2003
$
Net loss	(141,836)
Opening deficit	(339,336)
Mineral properties	481,172

Other recent accounting pronouncements

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs". The Company has determined that the adoption of SFAS 151 does not have an impact on its results of operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations and financial position.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections". Early adoption is permitted for accounting changes and corrections of errors made in fascal years beginning after May, 2005. However, the Company chose to adopt the provisions of SFAS 154 in implementing its change in accounting for exploration expenditures to facilitate interperiod comparability.

4

Acquisition of subsidiary

Effective November 20, 2003, the Company acquired the remaining 50% of the issued and outstanding common shares of No. 75 Corporate Ventures Inc. ("No. 75") for consideration of $600,000 cash and the issuance of 1,500,000 common shares of the Company. These consolidated financial statement include 100% of the accounts of No. 75 at December 31, 2003.

The acquisition has been accounted for using the purchase method and is summarized as follows:

			$

	Current assets (including cash of $1,361)		1,879
	Deposits		10,000
	Mine, property, plant and equipment		1,378,584
			1,390,463

	Current liabilities		(463)
	Long-term liabilities		(100,000)
			1,290,000

	Consideration given at fair value
	Cash		600,000
	Issue of common shares		690,000
			1,290,000

5	Property, plant and equipment
		2004 $	2003 $
	Mine property, plant and equipment	2,257,891	2,257,891
	Other equipment	130,375	127,594
		2,388,266	2,301,405
	Less: accumulated depreciation	(115,336)	(104,320)
		2,272,930	2,281,165

page 69

6

Asset retirement obligation

The total future asset retirement obligation was estimated based on the Company's ownership interest in the Blackdome operation facilities and estimated costs to reclaim and abandon the claims and leases and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $96,031 as at December 31, 2003, based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage the Company has assumed the payments to be made in 2014. The Company's used a credit adjusted risk free rate of nine percent to calculate the net present value of the asset retirement obligation.

For the Company, asset retirement obligations are primarily related to the abandonment of mineral producing facilities. While the Company is contingently liable for mill, plant and other asset retirement obligations, certain of those obligations are not recognized since the fair value cannot be estimated due to the uncertainty of the extent or the settlement date of the obligation.

		2004 $	2003 $
	Balance at January 1	96,032	200,000
	Impact of adoption of SFAS No. 143	-	(115,520)
	Accretion expense	4,338	11,552
	Balance December 31	100,370	96,032

7	Claims and option interests
	Capitalized acquisition and option maintenence costs

		2004 $	2003 $
	Golden Trend claim interest	231,658	231,658
	HC option interest	63,180	63,180
	RC claim and option interest	97,703	67,438
	Callaghan claim and option interest	64,008	47,396
	Montgolfier claim and option interest	80,000	-
	Elizabeth claim and option interest	86,500	71,500
		623,049	481,172

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

c) HC option interest

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

Royalty Schedule

	Year	US$	Shares
2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006	5	30,000	-
2007	6	30,000	-
2008	7	30,000	-
2009+	8+	30,000	-

d) Golden Trend & HC Option

On April 1, 2004, the Company entered into an option agreement with Jipangu Inc. for a 50% interest in the Golden Trend and HC Properties. The Company will receive cash payments totaling US$700,000 and the Optionee will assume the royalty payments, which will be included in the total exploration expenditures to be incurred, totaling US$2,750,000 on the Golden Trend Property and US$1,750,000 on the HC Property. Once the Optionee exercises their 50% option a joint venture will be formed.

e) Callaghan claim and option interest

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

Royalty Schedule
Year		US$
2002	1	5,000
2003	2	5,000
2004	3	5,000
2005	4	20,000
2006	5	25,000
2007	6	25,000
2008	7	25,000
2009+	8+	25,000

f) RC claim and option interest

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

Royalty Schedule
Year		US$	Shares
2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006	5	30,000	-
2007	6	30,000	-
2008	7	30,000	-
2008+	8+	30,000	-

g) Elizabeth claim and option interest

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

Royalty Schedule
	Year	$CDN	Shares	Expenditures
2002	1	10,000	50,000	-
2003	2	5,000	50,000	200,000
2004	3	10,000	-	150,000
2005	4	10,000	-	150,000
2006	5	10,000	-	-
2007	6	10,000	-	-
2008	7	10,000	-	-
2009+	8+	10,000	-	-

Blue Claims
The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

Royalty Schedule
	Year	$CDN	Shares	Expenditures
2002	1	2,000	20,000	-
2003	2	5,000	30,000	50,000
2004	3	5,000	-	150,000
2005	4	5,000	-	150,000
2006	5	5,000	-	150,000
2007	6	5,000	-	-
2008	7	5,000	-	-
2009+	8+	5,000	-	-

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

h) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the “Blackdome South” project and are held 100% by the Company.

i) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous with the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Company.

j) Montgolfier claim and option interest

On February 12, 2004, the Company entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. To date cash payments of $40,000 have been made, and 50,000 shares have been issued; the costs are included in deferred exploration costs. The claims are subject to a 2% NSR of which 1.5% NSR may be purchased.

Option Agreement Schedule
Year		CDN $	Shares
2004	1	40,000	50,000
2005	2	40,000	-
2006	3	40,000	-
2007	4	100,000	-

8	Other assets

Other assets include a payment made by the Company for a partial indemnification of site restoration costs of $100,000 (2003 - $100,000), reclamation deposits paid by the Company of $47,969 (2003 - $24,500) and other intangible assets.

9	Commitments

Effective August 31, 2003, the company entered into an amended lease agreement for office space for a two year period expiring August 31, 2005. The company has also committed to certain operating leases and loan payments for the acquisition of vehicles. The future minimum lease payments required under these agreements are:

	Office $	Vehicles $
2005	24,168	18,504
2006	23,998	18,504
2007	-	18,504
2008	-	8,767

10	Stock options and warrants outstanding The following table summarizes information about the options at December 31, 2004 and 2003 and the changes for the years then ended

Authorized: 100,000,000 common shares without par value.

a) During the year ended December 31, 2004:

Shares issued for cash

- On January 14, 2004, a private placement was completed in the amount of $770,000 for 1,400,000 units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.75 per share until January 16, 2006.

Shares issued for cash - Flow through
- On August 11, 2004, a private placement was completed in the amount of $300,000 for 500,000 units. Each Unit consists of one common flow through share and one half warrant, with each full warrant exercisable to purchase a further common share of the Company at a price of $0.80 per share until August 11, 2005. If the warrants are exercised on or before February 28, 2005, the underlying shares will be considered flow through shares.
- On December 22, 2004, a private placement was completed in the amount of $498,000 for 830,000 units. Each Unit consists of one common flow through share and one half warrant, with each full warrant exercisable to purchase a further common share of the Company at a price of $0.80 per share until December 22, 2005. The flow-through shares were renounced subsequent to year end, effective December 31, 2004 and all commitments have been met.
- The Company allocated $177,535, the excess of proceeds over the fair value of the shares issued, to the flow through tax benefits sold.

Warrants exercised for cash
- On January 19, 2004, 16,667 warrants were exercised for proceeds of $8,333.
- On February 10, 2004, 11,665 warrants were exercised for proceeds of $3,500.
- On February 16, 2004, 750,000 warrants were exercised for proceeds of $225,000.
- On February 19, 2004, 50,000 warrants were exercised for proceeds of $15,000.
- On March 23, 2004, 570,000 warrants were exercised for proceeds of $285,000.
- On July 20, 2004, 30,000 warrants were exercised for proceeds of $15,000.
- On October 11, 2004, 10,000 warrants were exercised for proceeds of $5,000.
- On October 11, 2004, 122,500 warrants were exercised for proceeds of $36,750.

Warrants exercised for cash - Flow through
- On April 30, 2004, 50,000 flow through warrants were exercised for proceeds of $30,000.

Options exercised for cash
- On July 6, 2004, 150,000 options were exercised by a former director of the Company for proceeds of $30,000.
- On August 30, 2004, 25,000 options were exercised for proceeds of $5,000.

Shares issued pursuant to property agreements
- On February 18, 2004, the Company issued 50,000 shares as a deemed price of $0.80 per share pursuant to the acquisition of its Montgolfier property.

b) During the year ended December 31, 2003:

Shares issued for cash - Flow through & non-flow through

- On January 24, and January 31, 2003, private placements were completed in the amounts of $400,000 (1,000,000 shares) and $150,000 (375,000 shares) respectively. Each share is accompanied by a single warrant priced at $0.60 with a two-year expiry date.
- On September 23, a private placement was completed in the amount of $1,000,000 (2,500,000 shares). Each share is accompanied by a single warrant priced at $0.60 with a two-year expiry date.
- On October 31, a private placement was completed in the amount of $300,000 (750,000 shares). The placement consisted of 550,000 flow through shares for proceeds of $220,000 and 200,000 non- flow through shares for proceeds of $80,000. Each share is accompanied by a single warrant priced at $0.60 with a two-year expiry date. Warrants associated with the flow through shares are considered flow through warrants if exercised within 6 months of the placement date.
- The Company allocated $8,333, the excess of proceeds over the fair value of the shares issued, to the flow through tax benefits sold.

Warrants issued for cash
- On November 21, 39,335 shares were issued on the exercise of warrants for proceeds of $13,801.
- On November 24, 30,000 shares were issued on the exercise of warrants for proceeds of $15,000.
- On November 27, 33,333 shares were issued on the exercise of warrants for proceeds of $16,666.
- On December 29, 66,667 shares were issued on the exercise of warrants for proceeds of $20,000.

Warrants issued for cash - Flow through
- On June 26, 166,667 shares were issued on the exercise of flow through warrants for proceeds of $83,333.
- On December 31, 83,333 shares were issued on the exercise of flow through warrants for proceeds of $50,000.

Options exercised for cash
- On January 22, 5,000 options were exercised for proceeds of $1,000.
- On April 15, 20,000 options were exercised for proceeds of $4,000.
- On June 18, 25,000 options were exercised for proceeds of $5,000.

Shares issued pursuant to property agreements
- On May 16, 140,000 shares were issued in accordance with property agreements at a price of $0.26 per share: 60,000 shares for HC and RC and 80,000 shares for Elizabeth.

Shares issued for repurchase of joint venture
- On November 19, 1,500,000 shares were issued as partial consideration for the repurchase of the 50% interest in the Blackdome Mine.

		2004		2003
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding -
Beginning of year	3,475,000	0.41	2,55,000	0.25
Granted	1,150,000	0.66	1,550,000	0.62
Exercised	(175,000)	0.20	(50,000)	0.20
Expired	(225,000)	0.59	(180,000)	0.33
Options outstanding -
End of year	4,225,000	0.48	3,475,000	0.41
The following table summarizes information about stock options outstanding and exercisable at December 31, 2004
Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)
0.20	1,375,000	1,375,000	1.88
0.28	150,000	150,000	2.10
0.30	250,000	250,000	3.41
0.40	150,000	75,000	4.44
0.50	500,000	500,000	1.64
0.60	500,000	1,125,000	4.76
0.68	300,000	181,250	2.23
0.70	600,000	600,000	3.04
1.00	400,000	300,000	3.10
0.48 (weighted average price)	4,225,000	3,556,250	2.69
During the year ended December 31, 2004, the Company extended the following outstanding options:
Number of Options	Exercise price $	Original expiry date	New expiry date

100,000	0.50	April 13, 2004	April 13, 2006
All other terms of the options remain unchanged. An additional $48,404 of stock based compensation expense was recognized by the Company at the time of extension.

Stock based compensation

Effective January 1, 2003, the Company adopted the fair value provisions of SFAS No. 123, "Accounting for Stock Based Compensation", as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Prior to January 1, 2003, the Company accounted for employee stock based compensation under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations".

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. The term of the options must be no longer than 10 years and the vesting period is determined by the directors. Options may vest immediately. Amounts recorded for stock based compensation are as follows:

	2004 $	2003 $
Consulting	114,529	263,098
Employees and directors	90,813	319,971
	205,342	583,069

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
	2004 $	2003 $
Risk free interest rate	2%	3%
Expected life	3.5	5
Expected volatility	121%	144%
Expected dividend yield	-	-

page 72
Share Purchase Warrants
	Number of warrants	2004 Weighted average exercise price $	Number of warrants	2003 Weighted average exercise price $
Warrants outstanding -	8,145,831	0.54	3,640,166	0.44
Beginning of year
Granted	2,178,000	0.77	4,925,000	0.60
Exercised	(1,610,832)	0.50	(419,335)	0.47
Expired	(666,667)	0.50	-	-
Warrants outstanding -
End of year	8,046,332	0.63	8,145,831	0.54
The following table summarizes information about warrants outstanding and exercisable at December 31, 2004:
Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.50	1,076,665	0.78	0.50
0.60	4,791,667	0.54	0.60
0.75	1,400,000	1.04	0.75
0.80	778,000	0.89	0.80
	8,046,332	0.70	0.63

During the year ended December 31, 2004, The Company extended the following outstanding warrants:
Number of Warrants $	Exercise price $	Original expiry date	new expiry date
1,076,665	0.50	October 11, 2004	October 11, 2005
416,667	0.60	October 31, 2004	October 31, 2005
50,000	0.60	October 31, 2004	October 31, 2005
All other warrant terms remain unchanged.

11	Related party transactions

During the year ended December 31, 2004 a total of $9,748 was paid to John Mesrobian, a Director of the Company, for professional fees ($7,000) and for investor relations and corporate promotional activities. Jipangu Inc. owned 33% of the common shares of the Company at December 31, 2004 (2003 - 35%) and has two representatives on the Company's board of directors.

The Company incurred $559,759 (2003 - $Nil) of exploration expenditures during the year for which it was reimbursed by Jipangu Inc. (Note 5d). The Company received $55,191 (2003 - $Nil) of management fee income from Jipangu Inc. for operating the HC and Golden Trend exploration properties, of which $732 is included in accrued liabilities for operating the HC and Golden Trend exploration properties.

In 2003, the Company acquired from Jipangu the 50% of the Blackdome property that it did not already own.

During the year ended December 31, 2003, the Company fully paid shareholder loans amounting to $78,327 outstanding to Jipangu Inc. The loans bore interest at rates up to 7.0% per annum, accruing interest of $5,663 during 2003, were unsecured and had no fixed repayment terms.

12	Income Taxes
A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2004 $	2003 $
Statutory income tax rate	36%	38%
Net loss for the year	(1,565,000)	(1,417,000)

Income tax recovery at statutory rate	(557,000)	(533,000)
Loss (income) of foriegn subsidiaries taxed at lower rate	19,000	(14,000)
Stock based compensation	73,000	219,000
Items not deducted for income tax purposes	2,000	2,000
Effects of change in tax rate	275,000	92,000
Unrecognized tax loss	188,000	234,000
Tax recovery rising from flow-through shares	(61,333)	(8,333)
Income tax recovery	(61,333)	(8,333)
The components of future income taxes are:
	2004 $	2003 $
Non-capital losses carryforwards	2,622,000	2,619,000
Resource deductions and capital assets	2,414,000	2,516,000
Asset retirement obligation	36,000	36,000
	5,072,000	5,171,000
Valuation allowance	(5,072,000)	(5,171,000)
Net future tax assets	-	-

Certain comparative amounts for 2003 have been restated to conform to the current year's presentation.

The Company has available tax losses of approximately $6,751,000 which may be offset against future Canadian taxable income. These losses expire as follows:

	Year	$
	2005	624,000
	2006	2,958,000
	2007	608,000
	2008	542,000
	2009	665,000
	2010	595,000
	2011	759,000
		6,751,000
page 74

13	Segmented financial information

The company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $
December 31, 2004
Profit/(loss) for the year	(203,269)	(740,131)	194,875	(755,204)	(1,503,729)
Total Assets	2,413,998	170,000	497,004	1,332,094	4,413,096
Capital Assets	2,260,505	166,500	456,549	12,425	2,895,979
Capital Expenditures	-	95,500	70,347	2,781	168,128
Amortization and accretion	4,337	-	-	11,016	15,353
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

December 31, 2003
Loss for the year	(87,521)	(240,943)	(18,076)	(1,062,164)	(1,408,704)
Total Assets	2,401,391	76,000	411,891	1,012,268	3,901,550
Capital Assets	2,257,891	71,500	409,672	23,274	2,762,337
Capital Expenditures	598,639	30,800	111,036	18,043	758,518
Amortization and accretion	11,552	-	-	10,873	22,425
Interest income	-	-	-	8,623	8,623
Interest expense	414	-	-	9,224	9,638

14	Comprehensive income The Company has the following comprehensive income:
	2004 $	2003 $
Unrealized foreign exchange gain/(loss)	(12,636)	(1,119)

15	Risk

The company has $1,213,900 (2003 - $936,000) of cash at financial institutions in excess of insured limits. The Company is exposed to foreign exchange risk pertaining to certain U.S. currency bank accounts and to its U.S. exploration and evaluation programs.

16	Subsequent events

On January 13, 2005, the Company received approval from the TSX Venture Exchange for a one-year extension in term for warrants issued pursuant to private placements on January 24, 2003 and January 31, 2003. A total of 1,000,000 outstanding warrants will now expire on January 24, 2006 and 375,000 on January 31, 2006. All other terms of the warrants remain unchanged.

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

Stock Exchange
TSX Venture Exchange (TSX.V) - Tier 1 Company Symbol: JPN
OTCBB Symbol: JPNJF
page 77

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:

June 29, 2005

