Form 20-F/A
J PACIFIC GOLD INC
filed 2006-01-24
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
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

Introduction
The Company is a junior resource company focused on gold exploration and mining in North America. Since its inception in 1990, the Company has engaged in a variety of exploration activities as well as small-scale gold production. During the past four years, the Company has been acquiring exploration properties and has been involved in a series of exploration programs on its portfolio of properties. The significant factors shaping the Company include it's relationship with Jipangu Inc. which owns in excess 33% of the common stock of the Company. In 2004, the Company successfully negotiated an option/joint venture agreement with Jipangu for the exploration of the Company's Golden Trend and HC properties in Nevada, USA. Other key shareholders, such as the Top Gold AG fund, have assisted the Company's marketing efforts to more actively promote the Company and its activities to European-based investors.

The Company believes that due to the lack of exploration activities over the past two decades, gold production will decline significantly over the coming decade. In light of this, the Company is committed to building a portfolio of exploration projects that have the potential for the discovery of economic ore bodies, exploring these projects and marketing the Company and its exploration activities to investors. The Company has a first world focus and has assembled its portfolio of properties in what are considered to be mining friendly jurisdictions in Canada and the US. Furthermore, the Company has focused its attention on acquiring properties in historical and/or active mining districts that have well developed infrastructure and a strong mining culture. Currently, the Company has a portfolio of ten exploration projects, a significant quantity for a junior mining and exploration company.

In British Columbia, the Company's ownership of the Blackdome property significantly influenced the Company's decision to actively explore land in proximity to the permitted milling facility at the Blackdome Gold Mine . It is the Company's long term plan to build an ore body capable of sustaining milling operations over a multi-year time horizon. The Company's 2003 re-acquisition of a 100% ownership interest in the Blackdome property was critical to the decision to actively explore the Blackdome South, Elizabeth and Truax properties, which are in close proximity to the Blackdome milling facility.

Additional key elements shaping the Company can be found in 4.B.Business Overview, "Four Year Corporate History" of this document.

Financial Overview Amortization expense was $15,353 in 2004 (2003 - $22,425; 2002 - $7,256). Starting 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143 - "Accounting for Asset Retirement Obligations". As a result, amortization increased from 2002 to 2003 as the Company accretes into income the future value of its estimated total obligation (see note 3 in the consolidated financial statements). The impact of SFAS No. 143 is expected to result in an increase in amortization expense through to 2012 by $11,552 per annum. The decline in amortization from 2003 to 2004 is due to the Company completely amortizing a vehicle acquired in 2002. 12. All asset retirement obligations have been identified and values estimated in the financial statements.

Exploration expenditures and deferred exploration costs in 2004 were $687,134 (2003 - $400,855; 2002 - $588,274). Exploration is funded by way of share issuance and joint venture. In 2004, the Company administered additional exploration expenses of $559,759 from it's jont venture partner (Jipangu Inc.) on behalf of it Golden Trend and HC projects in Nevada. All other exploration and deferred expenditures on exploration properties were funded by way of share issuance as described in 4.A. of this document.

On March 31, 2004, the EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations". The consensus is effective for reporting periods beginning after March 31, 2004, with early adoption permitted. The Company has elected to retroactively adopted EITF No. 04-2 and EITF No. 04-3 and has elected to retrospectively adjust recorded acquisition and option maintenance costs as Mineral properties in its balance sheets and has ceased charging such costs to operations as incurred prior to the commencement of production for periods commencing 2003.

The impact of EITF No. 04-2 and EITF No. 04-3 and a more detailed explanation of these rules is explained in note 3 to the consolidated financial statements.

General and administrative ("G&A") expenses consist of wages, audit and legals costs, rent, general office, and travel. G&A for 2004 was $676,081 (2003 - $474,426; 2002 - $522,275). The increase of $201,655 from 2003 to 2004 is due primarily to increased office personnel and management contracts in the amount of $105,182. Audit and legal costs increased $42,988 with the Company's need for professional advise in negotiating the Jipangu joint venture agreement. In addition, increase regulatory requirements and industry changes to disclosure and audit procedures has increased audit and disclosure related costs by over 25% from 2003 to 2004. The remainder of the increase in G&A is due primarily to an overall increase in corporate activity. Year over year expense increases were recorded in marketing and promotional expenses as the Company held investor shows across North America and Europe, telephone, travel, courier, other professional fees, bank charges, and other general office expenses.

Stock based compensation in 2004 was $205,342 (2003 - $583,069; 2002 - $77,330). Commencing 2004, the Company introduced a vesting period in all option contracts issued to contractors and company personnel. Only options vested are recognized in stock based compensation. This, and a decline in options issued, represents the decline in stock based compensation expense from 2003 to 2004. Additional details on options is in note 10 of the consolidated financial statements. 9. No cash based payments to individuals were made for stock based compensation.

Mine care and maintenance in 2004 was $203,269 (2003 - $87,121; 2002 - $57,386). The increase from 2003 to 2004 is due to the Company acquiring a full interest in the Blackdome Mine (up from 50%). The acquisition occurred on September 1, 2003 and is also the primary factor in the increase in costs from 2002 to 2003 as the Company incurred full costs of maintenance beginning in the fourth quarter of 2003.

Interest income in 2004 was $21,442 (2003 - $8,623; 2002 - $1,641). The increase in interest income is due to a higher average cash balance held by the Company during each year.

Management fee income in 2004 was $55,191 (2003 - nil; 2002 - nil). The Jipangu HC Golden Trend option agreement permits for a 10% management fee payable to the Company.

Tax recovery on renouncement of flow through shares in 2004 was $61,833 (2003 - $8,333; 2002 - $28,000). The credit to operating costs is derived from the Company issuing flow through shares. In Canada, tax laws permit the Company to pass to investors the cost of certain exploration expenses to a maximum of each investors cost base for shares purchased. Subscription agreements vary in the industry. The Company has two from the end of the year in which the shares were sold to renounce to the investors the exploration expenses. All efforts to renounce are on a "best efforts basis" and the Company provides no guarantees as to an amount of renunciation. The credit to income for the renunciation of expenses is incurred in the period in which the Company files certain tax documents with the Canada Customs and Revenue Agency effectively declaring the renunciation. The Liability for flow through shares is a credit on the balance sheet representing the timing difference between when the expenses are renounced to investors and when the tax documents are filed with the Canada Customs and Revenue Agency.

Accounts receivable in 2004 was $27,516 (2003 - $7,803; 2002 - $25,340). Accounts receivable at year end is the expected GST refund.

Mine property plant and equipment was $2,272,930 in 2004 (2003 - $2,281,165; 2002 - $810,931). The increase in 2003 is due to the acquisition of the remaining 50% of issued and outstanding shares in No. 75 Corporate Ventures Inc. for consideration of $600,000 and the issuance of 1,500,000 common shares of the Company.

Other assets in 2004 were $155,701 (2003 - $124,500; 2002 - $114,500) representing a letter of credit in the amount of $100,000 indemnifying the Company for reclamation liabilities and reclamation deposits with the Province of British Columbia and the Nevada Bureau of Land Management.

Accounts payable consist of current trades payables.

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

Table No. 13 Share Purchase Warrants Outstanding
			Exercise Price
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued with Shares	Number of Share Purchase Warrants Still Outstanding	First Year	Second Year	Expiration Date of Share Purchase Warrants
10/11/02	1,373,332	1,076,665	$0.50	$0.50	10/11/05
01/24/03	1,100,000	1,000,000	$0.60	$0.60	01/24/06
01/31/03	375,000	375,000	$0.60	$0.60	01/31/06
09/30/03	2,650,000	2,650,000	$0.60	$0.60	09/23/05
10/31/03	600,000	666,667	$0.60	$0.60	10/31/05
01/14/04	1,400,000	1,400,000	$0.75	$0.75	1/14/06
12/22/04	498,000	498,000	$0.80	-	12/22/05
8/11/04	280,000	280,000	$0.80	-	8/11/05

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

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this Registration Statement. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were able to provide a reasonable level of effective assurance in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no changes made in the Company's internal controls during the period covered by this Registration Statement on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

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
December 31, 2004, 2003 and 2002

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

Going concern and nature of operations (note 1)

See accompanying notes

page 64
J-Pacific Gold Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004, 2003 and 2002
(expressed in Canadian Dollars)

	2004 $	2003 $ Restated (Notes 3,7)	2002 $ Restated (Notes 3,7)
Revenue	-	-	-

Expenses
Amortization	15,353	22,425	7,256
Exploration expenditures	545,256	258,619	413,687
General and administrative	676,081	474,426	522,275
Stock based compensation	205,342	583,069	77,330
Mine care and maintenance	203,269	87,121	57,386
	1,645,301	1,425,660	1,077,934
Loss from operations	(1,645,301)	(1,425,660)	(1,077,934)

Other income (expenses)
Interest income	21,442	8,623	1,641
Foreign exchange income	3,606	-	-
Management fee income	55,191	-	12,989
Loss before income taxes	(1,565,062)	(1,417,037)	(1,063,304)

Tax recovery on renouncement of flow-through shares	61,333	8,333	28,000

Loss for the year	(1,503,729)	(1,408,704)	(1,035,304)

Deficit - Beginning of year	(12,219,385)	(10,810,681)	(9,975,377)
Deficit - End of year	(13,723,114)	(12,219,385)	(11,010,681)

Basic and diluted loss per share	(0.03)	(0.04)	(0.04)

Weighted average number of common shares outstanding	43,162,173	35,964,696	31,171,513

Other comprehensive income
Loss for the year	(1,503,729)	(1,408,704)	(1,035,304)
Unrealized foreign exchange gain / (loss)	(12,636)	(1,119)	(3,055)
Comprehensive income	(1,516,365)	(1,409,823)	(1,038,359)

See accompanying notes

page 65
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
(expressed in Canadian Dollars)

	2004 $	2003 $ Restated (Notes 3,7)	2002 $ Restated (Notes 3,7)
Cash flows from (used in) operating activities
Loss for the year	(1,503,729)	(1,408,704)	(1,305,304)
Items not affecting cash
Amortization	15,353	22,425	7,256
Stock based compensation	205,342	583,069	77,320
Shares issued for exploration and evaluation	40,000	36,400	45,100
Tax recovery	(61,333)	(8,333)	(28,000)
Deemed interest on shareholders loans	-	-	6,879
Unrealized foreign exchange loss	(5,664)	-	-
Changes in non-cash working capital items
Accounts receivable	(19,713)	18,055	(20,733)
Prepaid expenses	2,999	(67,220)	13,916
Accounts payable	73,006	(2,999)	40,157
	(1,253,739)	(827,307)	(893,409)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,814,083	2,058,800	1,215,500
Share issuance cost	(47,524)	-	-
Shares subscribed to but not yet issued	-	412,500	-
Increase in shareholder loan	-	5,663	168,432
Repayment of shareholder loan	-	(129,574)	(86,741)
	1,766,559	2,347,389	1,297,191

Cash flows from (used in) investing activities
Additions to mineral properties, net	(141,878)	(141,836)	(207,068)
Repurchase of joint venture	-	(600,000)	-
Cash acquired on repurchase of joint venture	-	1,361	-
Reclamation deposits	(23,469)	-	4,463
Purchase of other capital assets	(2,781)	(18,043)	(1,157)
	(168,128)	(758,518)	(203,762)

Effect of exchange rate changes on cash	(6,971)	(1,119)	(3,055)

Increase in cash	337,721	760,445	196,965

Cash - Beginning of year	996,179	235,734	38,769

Cash - End of year	1,333,900	996,179	235,734

Supplementary cash flow information (note 15)
	2004 $	2003 $	2002 $

Interest paid	4,367	9,638	2,825
Income taxes paid	-	-	-

During the years ended December 31, 2004, 2003 and 2002, the company conducted non-cash investing and financing activities as follows:

	2004 $	2003 $	2002 $
Non-cash financing and investing activities
Shares issued in repurchase of joint venture interest	-	690,000	45,100
Shares issued for property	40,000	36,400	-

See accompanying notes
page 66
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
As at December 31, 2004, 2003 and 2002
(expressed in Canadian Dollars)

TR>
	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders' Equity $

Balance, as originally stated, at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(10,140,126)	342,565
Change in accounting for exploration expenditures (notes 3,7)					164,749	164,749
Balance, as restated, at December 31, 2001	29,154,326	10,749,270	55,696	31,058	(9,975,377)	507,314
Shares issued	3,859,999	1,111,500				1,111,500
Warrants Exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefits on flow through shares		(28,000)				(28,000)
Comprehensive income (loss):
Loss for the year					(1,035,304)	(1,035,304)
Other comprehensive income (loss)
Unrealized foreign exchange gain / (loss)				(3,055)		(3,055)

Balance, as originally stated, at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(11,010,681)	778,875
Change in accounting for asset retirement obligation (note 6)					200,000	200,000
Balance, as restated, at December 31, 2002	33,494,325	11,981,870	133,016	28,003	(10,810,681)	978,875
Shares issued for cash	4,075,000	1,630,000				1,850,000
Shares issued for cash - flow through	550,000	220,000				220,000
Shares scubcribed to but not yet issued		412,500				412,500
Warrants exercised for cash	169,335	65,467				198,800
Warrants exercised for cash - flow through	250,000	133,333				133,333
Options exercised for cash	50,000	10,000				10,000
Shares for exploration and evaluation	140,000	36,400				36,400
Shares issued for repurchase of joint venture	1,500,000	690,000				690,000
Stock based compensation			583,069			583,069
Proceeds allocated to flow through tax benefits		(8,333)				(8,333)
Comprehensive income (loss):
Net income (loss)					(1,408,704)	(1,408,704)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(1,119)		(1,119)
Deemed interest on shareholder loan				64,311		64,311

Balance at December 31, 2003	40,228,660	15,171,237	780,396	26,884	(12,219,385)	3,759,132
Shares issued for cash	1,400,000	357,500				357,500
Shares issued for cash - flow through	1,330,000	798,000				798,000
Warrants exercised for cash	1,560,832	593,583				593,583
Warrants exercised for cash - flow through	50,000	30,000				30,000
Options exercised for cash	175,000	35,000				35,000
Shares for exploration and evaluation	50,000	40,000				40,000
Share issuance costs		(47,524)				(47,524)
Stock based compensation			205,342			205,342
Proceeds allocated to flow through tax benefits		(177,533)				(177,533)
Comprehensive income (loss):
Net income (loss)					(1,503,729)	(1,503,729)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(12,636)		(12,636)

Balance at December 31, 2004	44,794,492	16,800,263	985,738	14,248	(13,723,114)	4,077,135

See accompanying notes
page 67
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
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

This retroactive retrospective application of the change in accounting policy had the effect of increasing (decreasing) the following:

	2003	2002
	$	$
Net loss	(141,836)	(174,587)
Opening deficit	(339,336)	(164,749)
Mineral properties	481,172	339,336

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
c) During the year ended December 31, 2002:

I) On February 21, 2002 and March 27, 2002, private placements were completed in the amounts of $160,000 (800,00 shares) and $234,500 (670,000 shares) respectively. Both private placements came with warrants at a price of $0.30 and $0.50 respectively with a two year expiry date.
II) During the month of April 2002, employees, a former director, and contractors exercised a total of 250,000 options for proceeds of $50,000.
III) On June 21, 2002, Jipangu Inc. exercised 200,000 warrants obtained in the March 27, 2002 private placement for proceeds of $50,000.
IV) On May 23, 2002 the Company entered into an agreement to acquire mineral rights. As part of the acquisition of these rights, 110,000 shares were issued from treasury with a market value of $45,100. Regulatory approval for these shares was received July 19, 2002.
V) On September 4, 2002, a contractor exercised 20,000 options for proceeds of $4,000.
VI) On September 30, 2002, the Company completed a private placement in the amount of $200,000.10 (666,667 flow- through shares). The private placement came with warrants priced between $0.30 and $0.50 with a two year expiry date.
VII) On October 11, 2002, the Company completed a private placement in the amount of $411,999.60 (1,373,332 shares of which 633,332 were flow through shares). The private placement came with warrants priced between $0.30 and $0.50 with a two year expiry date.
VIII) On October 30, 2002, the Company completed a private placement in the amount of $105,000 (350,000 flow-through shares).

		2004		2003		2002
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding -
Beginning of year	3,475,000	0.41	2,155,000	0.25	1,825,000	0.20
Granted	1,150,000	0.66	1,550,000	0.62	600,000	0.37
Exercised	(175,000)	0.20	(50,000)	0.20	(270,000)	0.20
Expired	(225,000)	0.59	(180,000)	0.33	-	-
Options outstanding -
End of year	4,225,000	0.48	3,475,000	0.41	2,155,000	0.25
The following table summarizes information about stock options outstanding and exercisable at December 31, 2004
Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)
0.20	1,375,000	1,375,000	1.88
0.28	150,000	150,000	2.10
0.30	250,000	250,000	3.41
0.40	150,000	75,000	4.44
0.50	500,000	500,000	1.64
0.60	500,000	1,125,000	4.76
0.68	300,000	181,250	2.23
0.70	600,000	600,000	3.04
1.00	400,000	300,000	3.10
0.48 (weighted average price)	4,225,000	3,556,250	2.69
During the year ended December 31, 2004, the Company extended the following outstanding options:
Number of Options	Exercise price $	Original expiry date	New expiry date

100,000	0.50	April 13, 2004	April 13, 2006
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

During 2002, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black- Scholes option pricing model with the following assumptions: risk-free rate 2.45%, dividend yield 0%; volatility of 123%; and 4.10 years of expected lives. The weighted average fair value of options granted to directors and employees during is $0.17.

Had compensation expense been recognized in 2002 on the basis of fair value pursuant to SFAS No. 123, loss for the year and loss per share would have been as follows:

$2002 $
Loss for the year (as reported)	(1,209,891)
Deduct: Stock based compensation included	77,320
Add: Stock based compensation on the fair value basis	131,773
(1,264,344)

Basic loss per share (as reported)	(0.04)
Pro-forma	(0.04)

page 72
Share Purchase Warrants
	Number of warrants	2004 Weighted average exercise price $	Number of warrants	2003 Weighted average exercise price $	Number of warrants	2002 Weighted average exercise price $
Warrants outstanding -	8,145,831	0.54	3,640,166	0.44	-	-
Beginning of year
Issued with shares	2,178,000	0.77	4,925,000	0.60	3,740,166	0.45
Exercised	(1,610,832)	0.50	(419,335)	0.47	(100,000)	0.50
Expired	(666,667)	0.50	-	-	-	-
Warrants outstanding -
End of year	8,046,332	0.63	8,145,831	0.54	3,640,166	0.44
The following table summarizes information about warrants outstanding and exercisable at December 31, 2004:
Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.50	1,076,665	0.78	0.50
0.60	4,791,667	0.54	0.60
0.75	1,400,000	1.04	0.75
0.80	778,000	0.89	0.80
	8,046,332	0.70	0.63

J-Pacific warrants are exercisable ONLY for common stock. During the year ended December 31, 2004, The Company extended the following outstanding warrants:
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

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $
December 31, 2004
Profit/(loss) for the year	(203,269)	(740,131)	194,875	(755,204)	(1,503,729)
Total Assets	2,413,998	170,000	497,004	1,332,094	4,413,096
Capital Assets	2,260,505	166,500	456,549	12,425	2,895,979
Capital Expenditures	-	95,500	70,347	2,781	168,128
Amortization and accretion	4,337	-	-	11,016	15,353
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

December 31, 2003
Loss for the year	(87,521)	(240,943)	(18,076)	(1,062,164)	(1,408,704)
Total Assets	2,401,391	76,000	411,891	1,012,268	3,901,550
Capital Assets	2,257,891	71,500	409,672	23,274	2,762,337
Capital Expenditures	598,639	30,800	111,036	18,043	758,518
Amortization and accretion	11,552	-	-	10,873	22,425
Interest income	-	-	-	8,623	8,623
Interest expense	414	-	-	9,224	9,638

14	Comprehensive income The Company has the following comprehensive income:
	2004 $	2003 $	2002 $
Unrealized foreign exchange gain/(loss)	(12,636)	(1,119)	(3,055)

15	Risk

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

