Form 20-F
J PACIFIC GOLD INC
filed 2006-06-08
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
For the fiscal year ended December 31, 2005

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 45,791,992

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 5/15/2006, the names of the Directors of the Company.

Table No. 1: Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris		(2)	47	February 1, 2000
D'Arcy Adam	(1)	(3)	53	April 18, 2000
Kazuo Shuto		(4)	68	June 15, 2001
Driffield Cameron	(1)	(5)	58	April 12, 2001
Jean-Pierre Schumacher	(1)	(6)	46	June 11, 2004
Manabu Kameda		(7)	37	May 16, 2003

(1) Member of Audit Committee.
(2) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6
(3) Business Address: 301 Stewardson Way, New Westminster, B.C. V3M 2A5
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, ON M5H 3B7
(6) Business Address: Strehlgasse 4, Zurich, Switzerland 8022
(7) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001

1.A.2. Senior Management
Table No. 2 lists, as of 5/15/2006, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2: Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(3)	President/CEO	46	February 1, 2000
Ralph Braun	(1)	(3)	CFO	40	April 1, 2001
Cheri Pedersen	(2)	(3)	Secretary	51	June 8, 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) She spends 5% of her time on the affairs of the Company.
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

Cheri Pedersen's business functions, as Corporate Secretary, include ensuring the Company's compliance with all statutory and regulatory requirements and managing administrative functions at the corporate headquarters.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2005, 2004 and 2003, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants. Their report for December 31, 2005, 2004 and 2003 is included later in this document. The selected financial data set forth for Fiscal 2002 and Fiscal 2001 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

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

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CDN GAAP).
page 11
Table No. 3: Selected Financial Data (in thousands of CDN$, except per share data)
	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Revenue	0	0	0	0	0
Loss from operations	(871)	(1,114)	(1,162)	(957)	(506)
Net loss for the year	(706)	(792)	(2,352)	(946)	(476)
Loss per share	(0.02)	(0.02)	(0.07)	(0.03)	(0.02)
Dividends per share	0	0	0	0	0
Wtg. avg. shares (000's)	44,975	43,162	35,965	31,172	24,419
Working capital	258	1,242	968	156	(8)
Long term debt	92	84	200	100	100
Shareholders' equity	4,964	5,387	4,248	2,814	2,422
Total assets	5,233	5,590	4,495	3,151	2,634

The Company has paid no dividends.

Loss for the year in 2003 was $2,352,414 and in 2004 it was $792,079, or $1,560,335 less. The larger loss in 2003 was due mainly to the write down of the Company's Zenda project in the amount of $1,198,029, and higher stock based compensation costs of $377,727. The increase in G&A in 2004 is due largely to an increase in Company staffing levels and investor relations activities. In 2005, loss for the year was $706,318. In 2005 the Company wrote down it's investment in RC in the amount of $144,287. In 2005 the Company recognized reduced general and administrative expenses and reduced stock based compensation expenses.

Exploration is financed by the issuance of shares and by option agreements. Long term liabilities represent the Companys Asset Retirement Obligation (see Detailed Financial Analysis next in this report).

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
page 12

Table No. 4: U.S. Dollar/Canadian Dollar Exchange Rates
	Average	High	Low	Close
May 2006	$1.11	$1.12	$1.10	$1.10
April 2006	$1.14	$1.17	$1.12	$1.12
March 2006	$1.16	$1.17	$1.13	$1.17
February 2006	$1.15	$1.16	$1.14	$1.14
January 2006	$1.16	$1.17	$1.14	$1.14
December 2005	$1.16	$1.17	$1.15	$1.17

Three Months Ended 12/31/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.20	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.22	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.27	$1.18	$1.20
Three Months Ended 9/30/04	$1.31	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.32	$1.35	$1.27	$1.31

Fiscal Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Fiscal Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Fiscal Year Ended 12/31/03	$1.40	$1.57	$1.29	$1.29
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

The exchange rate was $1.11 on June 7, 2006.
page 13

3.B. Capitalization and Indebtedness
The Company is currently i the process of raising $700,000 by way of a private placement. It is expected the private placement will close the week of June 9, 2006.

3.C. Reasons For The Offer And Use Of Proceeds
 The aforementioned proceeds from the private placement will be used for general overhead.

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

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception according to CDN GAAP, is ($12,956,570). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:
The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. J-Pacific Gold Currently has 3,925,000 share purchase options outstanding and 3,858,300 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 45,791,992 to 53,575,222. This represents an increase of 17.0% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

J-Pacific Gold has $362,281 in Cash Deposited in a Bank Which Is In Excess of that Financial Institution's Deposit Insurance and If the Bank Were to Fail, J-Pacific Could Forfeit the Cash:
Canadian federal insurance protects cash held on deposit in Canadian federally insured banks. The limit on this insurance is $60,000 per deposit. The Company has $362,281 in excess of this amount on deposit with Bank of Montreal and should the bank fail, J-Pacific Gold could lose this money.

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
Suite 1440, 1166 Alberni Street
Vancouver, British Columbia
V6E 3Z6 CANADA
Telephone: (604) 684-6677
Facsimile: (604) 684-6678
E-Mail: ir@jpgold.com
Website: www.jpgold.com

The Company is listed on the TSX Venture Exchange and the OTC Bulletin Board.

The contact person in Vancouver is Nicholas T. Ferris, President.

The Company's fiscal year end is December 31st.

The Company has unlimited common shares without par value authorized. At 12/31/2005, the end of the Company's most recent fiscal year, there were 45,791,992 common shares issued and outstanding.

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

J-Pacific Gold Inc. has three wholly-owned subsidiaries, and a fourth subsidiary wholly owned by a wholly owned subsidiary of the Company:

a) No. 75 Corporate Ventures Inc., a wholly owned subsidiary incorporated in British Columbia;
b) Equinox Resources (Calif) Inc., incorporated in the state of California, and is wholly owned by the Company;
c) Auric Resources Inc., incorporated in the state of Nevada, and is wholly owned by the Company;
d) Golden Trend Resources Inc., incorporated in the state of Nevada, which is the wholly owned subsidiary of the Company's wholly owned subsidiary, Auric Resources Inc.

Capital Expenditures
During the years ended 2001 through 2005, the Company spent the following amounts for mineral property acquisition, mineral exploration and capital assets:

2001: $85,731 for mineral property acquisition and exploration and capital assets
2002: $621,912 for mineral property acquisition and exploration and capital assets
2003: $1,690,055 for mineral property acquisition and exploration and capital assets
2004: $1,450,436 for mineral property acquisition and exploration and capital assets
2005: $1,792,641 for mineral property acquisition and exploration and capital assets

Amounts in 2004 and 2005 includes spending as per the Company's Golden Trend HC Option agreement with Jipangu Inc. whereby Jipangu funds all Golden Trend and HC exploration and maintenance costs. In 2005, Jipangu was responsible for $917,458 in exploration expenditures expenses by the Company. In 2004, Jipangu was responsible for $$559,760 in exploration expenditures expenses by the Company. In 2003, the Company acquired the 50% joint venture interest in the Blackdome Mine. This acquisition cost is included in the above mentioned amount of $1,690,055.
page 18

Financings
 The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Table No. 5: Financings
Fiscal Year	Nature of Share Issuance	No. Shares or Units	Capital Raised
2001	Private placement	5,800,000 shares	$1,160,000
2002	Private placement	3,859,999 units	$1,111,500
	Options exercised	270,000 shares	$54,000
	Warrants exercised	100,000 shares	$50,000
	Shares for property (1)	110,000 shares	$45,100
2003	Private placement	4,625,000 units	$1,850,000
	Options exercised	50,000 shares	$10,000
	Warrants exercised	419,335 shares	$198,800
	Shares for property (1)	140,000 shares	$36,400
	Shares for repurchase of joint venture (1)	1,500,000 shares	$690,000
2004	Private placement	2,730,000 units	$1,568,000
	Options exercised	175,000 shares	$35,000
	Warrants exercised	1,610,832 shares	$623,583
	Shares for property (1)	50,000 shares	$40,000
2005	Private placement	997,500 units	$349,125

(1) deemed fair market value for shares issued

Plan Of Operations
Source of Funds for Fiscal 2006
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating operating revenues during the next year. As of 12/31/2005, the Company had working capital of $257,850.

Use of Funds for Fiscal 2006
During Fiscal 2006, the Company estimates that it might expend $575,000 cash on general/administrative expenses. During Fiscal 2006, the Company estimates that it might expend $800,000 net on mineral property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company intends to add a full time geologist. Other staffing levels are expected to remain constant.
page 19

4.B. BUSINESS OVERVIEW
Four-Year Corporate History
The Company is a mining and exploration company, focused on gold, with mineral exploration and development properties. The Company holds interests in several gold-silver metal properties in Canada and the United States. The Company holds two advanced stage exploration projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada, and the Zenda Gold Mine ("Zenda"), an exploration property located in the State of California, USA. The Company also holds the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome, the Blackdome South Project, which is contiguous to the south of Blackdome, the Truax Project near Goldbridge, British Columbia, and the Montgolfier Project in Quebec. In addition to these, the Company has assembled a two early-stage, drill-ready exploration projects located in the State of Nevada: the Golden Trend Project and the Callaghan Project.

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

In 2000, the Company went through an extensive restructuring and cost reduction program due to the deep depression in the gold mining and exploration industry and the closing of Blackdome. As a part of the process, the Company divested three early-stage exploration projects: Los Hilos (Mexico), Warrior Extension (Nevada) and BRU-Lovie (Nevada).

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

In 2004, the Company continued expanding its portfolio with the acquisition of the Montgolfier Project near the Montgolfier and Orvilliers Townships of Quebec. In British Columbia, the Company continued with its plan of exploring and expanding its British Columbia land position with a focus of creating an ore base around the fully permitted Blackdome Mine. In Nevada, the Company is continuing with efforts to finance and explore its Nevada properties. In March 2004, the Company announced that it had signed a letter of intent with Jipangu ("Jipangu") Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in the Company's Golden Trend and HC properties in Nevada. Jipangu is a private Japanese company focused on investments in the gold sector and is the Company's largest shareholder, owning approximately 33.5% of the Company's outstanding common shares. Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 for the Golden Trend Project, and US$1,750,000 for the HC Project. Jipangu made a cash payment of US$150,000 upon execution of the definitive option agreement, and made a payment of US$150,000 on the first anniversay (May 2005) and will make payments of US$200,000 on succeeding anniversary dates until the option is exercised or terminated. Jipangu is responsible for annual claim maintenance fees and advance royalty payments. Lastly, in 2004, the Company entered into the Quebec mineral market with the acquisition of the Montgolfier Project (totaling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec.

In 2005, the Company completed an airborne survey. The high resolution magnetic and electromagnetic data over the project area, which is covered by thick glacial till, has been received and will help refine the structural and geological interpretation of the property as well as help to identify and prioritize drill targets for testing. In Nevada, the Company completed 8,610 feet of drilling under agreement with Jipangu on its HC and Golden Trend Projects and completed GIS compilations of its Callaghan and HC Projects. After careful analysis of the drill results and the cost of maintaining the HC and RC Projects, the Company decided to terminate its underlying option agreements with the vendor of the HC and RC Projects, and consequently, in mutual agreement, to terminate the agreement with Jipangu for exploration on the HC and Golden Trend Projects. In British Columbia, the Company completed 9,150 feet of drilling at it's Elizabeth Project and an MMI survey of some ground at the Blackdome Mine. In addition, the Company commissioned a GIS compilation of historical drill results from the Blackdome Mine, performed by Roscoe Postle Associates Inc. (RPA). In RPA's opinion, the Blackdome property is highly prospective for high-grade epithermal Au-Ag mineralization. RPA has reviewed the geological data for the Blackdome Mine and has defined three high-priority target areas. RPA recommends that these targets should be investigated by sampling, geological mapping, trenching and diamond drilling. RPA further recommends that geological mapping and reconnaissance coverage be extended to the northeast and southwest along the projected trends of the principal vein systems. The recommendations by RPA will be the focus of the Company's exploration efforts for British Columbia during 2006.
page 20

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2005:
$166,895 of the Company's assets were located in the United States; and,
$5,065,688 of the Company's assets were located in Canada.

At 12/31/2004:
$352,621 of the Company's assets were located in the United States; and,
$5,237,871 of the Company's assets were located in Canada.

4.C. Organization Structure
 The Company is not part of a "group" and has no significant subsidiaries.

4.D. Property, Plant and Equipment
 The Company's executive offices are located in rented premises of approximately 1,249 sq. ft. at Suite 1440, 1166 Alberni Street, Vancouver, B.C., CANADA, V6E 3Z6. The Company began occupying said facility in May, 1997.

Mineral Property Interests

DESCRIPTION OF PROPERTIES: (Canada)

British Columbia, Canada

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
page 22

Geology and Mineralization
The area of the Blackdome property is underlain by a sequence of Early - "middle" Tertiary (60 to 30 million year old) felsic/intermediate volcanic rocks and associated volcaniclastic sediments cut by small intermediate to mafic dykes. The rocks strike north- northeast with shallow, 10-20 degree dips to the southeast.

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

Mine, Property, Plant and Equipment
The mill was built between 1985 and 1988 and hosts a floatation circuit, crusher, ball mill, coarse ore bin, back fill pump, shop, conveyors, shaker table and furnace. The site also hosts an assay lab, storage, electrical and many other utility buildings. Equipment includes a jumbo boom drill, compressors and generators, a five ton hoist, two underground scoop trams and a fork lift among a myriad of smaller equipment, tools, and parts. All equipment and the mill is in good working condition. The electrical infrastruction is fully intact with hydro poles running from the mill to the camp. Secondary water sources are in tact providing water to the camp. A new primary water source for the mill would be required to commence milling operations. A primary water source entails drilling a eight inch well to a depth of approximately 600 feet at an estimated cost of $15,000. In addition, to commence operations a 1,500 kva generator would be required. All adits and stopes are accessible. Road conditions throughout the site are excellent. The tailings damn is fully maintained and inspected each year by an independent geotechnical consulting company. To commence operations, the Company intends to compile a three year supply of ore with grades capable of sustaining milling operations for a minimum of eight months per annum. The current camp can accomodate a dozen people with full kitchen, sleeping and related amenities. Camp improvements would be commensurate with the milling and or mining operation selected. The site is fully permitted for 200 tons per day. The Company recently commissioned a full study by a local engineering firm to outline in detail the resources needed to fully commence milling operations. The report is pending.

In summary, the Company has a well maintained site which can be readied for recommencement of production with short notice (less than 3 months) given the delineation of minable ore bodies.

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

Recommendations
Further exploration is recommended in the areas identified in the SRK Report and the exploration targets currently identified by Roscoe Postle and Associates. The Company estimates the cost of this exploration program to be $2,000,000, subject to financing. In RPA's opinion, the Blackdome property is highly prospective for high-grade epithermal Au-Ag mineralization. RPA has reviewed the geological data for the Blackdome Mine and has defined three high-priority target areas. RPA recommends that these targets should be investigated by sampling, geological mapping, trenching and diamond drilling. RPA further recommends that geological mapping and reconnaissance coverage be extended to the northeast and southwest along the projected trends of the principal vein systems.

The mineral content of the tailings remains of interest. Management intends that representative sections of the high gold content areas be submitted for metallurgical study. This will determine both the optimal treatment method and gold recovery rates. Estimated costs of initial pre-feasibility, engineering and permitting studies are $50,000. Management has commenced the metallurgical study.
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

Recommendations
The Company still plans to continue development of targets within the initial area of interest, with more detailed mapping and sampling of coincident structures and anomalous geochemistry. This will be followed by trenching and drilling where warranted. Reconnaissance level mapping and grid-based geochemistry and drilling will be expanded to other areas of the property. Blackdome South remains an integral part of the Company's land plan for the Clinton and Lillooet Mining Districts. However, the Company has no time frame committed to its plans for Blackdome South. In British Columbia, Blackdome South is secondary in priority to the Blackdome Mine and the Elizabeth Project. The carrying cost of the Blackdome South mineral claims is currently nil, thus allowing the Company to prioritize current resources on its Elizabeth Project and the Blackdome Mine.
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

The 2005 program intersected gold values throughout the Southwest Vein. Importantly, the drilling extended the northerly trending strike of the Southwest Vein by 240 metres (792 feet) for a total of approximately 620 metres (2,045 feet) and traced it over 286 metres (943 feet) vertically within the mountain. This substantially increases the known mineralized zone and advances the potential of calculating a gold resource. Some copper mineralization was anticipated, but the program produced interesting molybdenum values as well. The copper and molybdenum intersections returned values in excess of 0.5%, indicating the potential for additional porphyry copper targets on the property.

Recommendations
In 2006, the Company plans to continue the exploration of the Elizabeth property by drifting and raise cutting in areas identified in the 2002, 2003, 2004 and 2005 programs. The cost of the 2006 exploration program is estimated to be $240,000.
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
page 27

Quebec, Canada

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

Recent Work
During 2004, the Company completed a collection, compilation and digitization of the historical work carried out on the property. As well, a limited field reconnaissance was carried out in an attempt to locate the historic drill collars from previous drilling programs. In the spring of 2005, the Company commissioned an airborne geophysical study over the entire property and completed additional field studies to define and prioritize targets for an initial drilling campaign.

Recommendations
During 2006 and 2007, the Company intends to drill the identified targets. Estimated costs for the planned drilling is $1,200,000, subject to financing.
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

During 2005, the Company completed a single 2,000 foot drill hole. The final results from the 2005 exploration drilling program at the Golden Trend Property was received in early March of 2006. From the previously unreported 1,530 feet (464 metres) of the 2,000 foot (600 metre) hole GT05-01 drilled at Golden Trend, no significant values were obtained, and the prospective lower plate carbonates were not reached. However, attractive targets remain at Golden Trend and will be prioritized for further exploration, in light of the company's new understanding of the property. On December 15, 2005, J-Pacific announced that a 15 foot (4.5 metre) section of GT05-01 intersected gold values up to 1.334 g Au/ton in upper plate rocks.

In early 2006, the Company, in mutual agreement terminated its option/joint venture agreement with Jipangu in light of results from the HC Project. The agreement was a joint agreement covering both the HC Project and the Golden Trend Project. The Company terminated the underlying option agreement with the vendor on the HC Project and the RC Project, thereby triggering a termination of the option/joint venture agreement. The Company retains full interest in the Golden Trend Project.

Recommendations
Attractive targets remain at Golden Trend and will be prioritized for further exploration, in light of the company's new understanding of the property. No time frame or budget has been committed to at this time.

The Callaghan Project, Nevada
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

During 2005, the Company completed an MMI survey of the property. The property remains drill ready, with several targets currently identified. The Company previously reported plans that included the drilling of at least four reverse circulation drill holes. Permitting for these drill holes commenced in Q1 2006. The Company remains committed to promoting Callaghan and in its efforts to obtain financing for a drill program.

Recommendations
The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data. Estimated costs for the drill exploration program is US$250,000.
page 35

The RC Project, Nevada
On February 20, 2006, J-Pacific terminated its lease with option to purchase agreement with KM Exploration Ltd. on the RC property. J-Pacific's preliminary exploration on the RC property in the southern portion of the Carlin trend had not produced encouraging targets. The Company recognized a write-off in the amount of $144,287 for the year ended December 31, 2005.
page 36
The HC Project, Nevada
On the HC property in 2005, J-Pacific completed four reverse circulation drill holes consisting of 5,235 feet (1,596 metres). Because of the intersection of interesting gold mineralization in the upper plate rocks of hole HC05-01, it was deepened to 2,500 feet (758 metres) to determine if these values could be representative of leakage from the more promising lower plate rocks. When the lower plate rocks were not intersected by 2,500 feet (758 metres), and no significant mineralization was encountered, the hole was stopped.

On February 20, 2006, J-Pacific terminated its lease with option to purchase agreement with KM Exploration Ltd. on the HC property. After closely reviewing the results of the 2005 drilling programs, the option to a joint venture agreement at HC and Golden Trend with Jipangu Inc. was also dissolved on February 20, 2006.
page 37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended 12/31/2005, 12/31/2004, and 12/31/2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

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

The Company believes that due to the lack of exploration activities over the past two decades, gold production will decline significantly over the coming decade. In light of this, the Company is committed to building a portfolio of exploration projects that have the potential for the discovery of economic ore bodies, exploring these projects and marketing the Company and its exploration activities to investors. The Company has a first world focus and has assembled its portfolio of properties in what are considered to be mining friendly jurisdictions in Canada and the United States. Furthermore, the Company has focused its attention on acquiring properties in historical and/or active mining districts that have well developed infrastructure and a strong mining culture. Currently, the Company has a portfolio of ten exploration projects, a significant quantity for a junior mining and exploration company.

In British Columbia, the Company's ownership of the Blackdome property significantly influenced the Company's decision to actively explore land in proximity to the permitted milling facility at the Blackdome Gold Mine. It is the Company's long term plan to build an ore body capable of sustaining milling operations over a multi-year time horizon. The Company's 2003 re-acquisition of a 100% ownership interest in the Blackdome property was critical to the decision to maintain and/or actively explore the Blackdome South, Elizabeth and Truax properties, which are in close proximity to the Blackdome milling facility.

Additional key elements shaping the Company can be found in 4.B. Business Overview, "Four Year Corporate History" of this document.

Financial Overview
The following discussion relates to the auditied financial statements of the Company for the years ended December 31, 2005, 2004 and 2003.

General and administrative expenses
General and administrative expenses consist of wages, audit and legal costs, general office costs, rent and travel costs (see Table 6). Wages increased from 2003 to 2004 due to an increase in staffing. Audit and legal costs increased in 2004 from 2003 because the Company need qualified help in preparation of the option agreement with Jipangu Inc on its Golden Trend and HC properties. Audit and legal costs returned to normal in 2005. Travel costs increased in 2004 as the Company commenced promotional activities in Europe, across Canada and in the United States. The Company continued with its promotional strategy through 2005, actively promoting the Company in Quebec, Ontario and in Europe by attending trade shows and holding presentations to institutional investors.

Table No. 6: Breakdown of General and Administrative Expenses
	2005	2004	2003
	$	$	$
Wages	252,752	245,251	140,069
Audit and legal	16,013	59,895	16,907
Office	152,007	208,788	199,649
Rent	33,307	34,013	33,642
Travel	79,569	82,956	28,410

	533,648	630,903	418,677

Table 7 details the office expenses as categorized in Table 6. In 2005, marketing expenses dropped $6,238 to $28,860 due mostly to the Company not incurring printing and artwork costs for promotional materials designed in 2004. Interest expense increased in 2004 to $11,195, up $6,828 from 2004 due mainly to Part XII.6 tax payable on renounced flow through share expenses under the look back rule for flow through shares issued in December 2004. General office expenses include items such as postage, supplies, office equipment leases, storage, recycling, and internet. Professional fees decreased in 2005 by $43,447 due mostly to the Company terminating contacts in investor relations as part of its current strategy of targeting institutional investors and holding lunch sessions conducted in-house rather than with the use of outside personnel. Communications is strictly volume related as the Company responds to investor requests from promotional portals via the internet.

Table No. 7: Breakdown of Office Expenses
	2005	2004	2003
	$	$	$
Marketing	28,860	35,098	31,582
Bank charges	1,590	1,870	1,597
Interest expense	11,195	4,367	9,224
General office	52,400	58,029	61,664
Courier	3,632	6,716	4,045
Professional fees	21,803	65,250	59,584
Meals	12,929	14,603	11,091
Automobile	2,466	1,644	779
Telephone	13,771	17,069	13,964
Communications	3,361	2,291	5,732
Other	-	1,851	387

	152,007	208,788	199,649

Government, transfer agent, and regulatory fees
Total government, transfer agent and regulatory fees in 2005 were $38,749, down $17,428 from 2004 due mainly to lower filing costs for assessment reports and fewer private placements in 2005 resulting in lower fees paid to the exchange and other regulators.

Stock based compensation
No options were issued in 2005. Options with vesting restrictions are expensed over the vesting period. Stock based compensation in 2005 was $111,500 respresenting the cost of options issued in prior years that vested in 2005. During 2004, the Company issued 1,150,000 options and recognized stock-based compensation expense of $205,342. The average cost of options vesting in 2005 was $0.19 (2004 - $0.32).

During 2004, 800,000 options were issued to insiders, and 350,000 options were issued to contractors for consulting advise to management.

Write-off of mineral exploration costs
The Company terminated the option agreements on the HC and RC properties. The Company concluded exploration results did not meet exploration and development risk management criteria to justify continued expenditures on the property. The book value of HC was nil as this had been reduced by option payments in accordance with the HC Golden Trend option agreement with Jipangu Inc. The write-off in the amount of $144,287 pertains to the book value for RC. In conjunction with the Company terminating the option agreements on HC and RC, the Company and Jipangu mutually agreed to terminate the Golden Trend HC Option Agreement calling for exploration commitments on the properties.

Write-off of other assets
The Company has chosen to expenses deferred incorporation costs of $6,794 to align itself with US Generally Accepted Accounting Principles.

Mineral exploration costs
The Company continues to maintain the Zenda property in California. The Company continues to seek grandfather status and explore new technologies to replace the original heap leach plan. Progess is slow but the carrying costs of the property are not prohibative so the Company continues to be hopeful Zenda will produce gold in time.

Blackdome care and maintenance
Care and maintenance costs decreased in 2005 by $39,975 to $163,294 due mostly to a GIS compilation project started in 2004. During 2004, Rosoe Postle & Associates carried out a GIS compilation of all exploration and development data from the early 1980's to present. Conclusions and recommendations were released in early 2005 in the form of a report titled Technical Report on the Blackdome Mine Property by David W. Rennie of Roscoe Postle, April 2005. The report is available at http://jpgold.com/investor_information/downloads/. The Company is actively seeking to finance the recommendations made by Mr. Rennie. More information on this is included in the discussion of the Blackdome property later in this MD&A.

Other income
Interest income decreased in 2005 due mainly to a smaller avarege cash balance on hand versus 2004. Management fee income in 2005 was $91,746 versus $55,191 in 2004. The Company earns a management fee as part of its Golden Trend & HC Option agreement with Jipangu Inc. Management treats the management fee as a cost recovery item rather than a primary source of income. Option income represents the excess of funds received as part of its Golden Trend & HC Option Agreement with Jipangu over the carrying value of the underlying properties. In 2005, the carrying value of Golden Trend was reduced to nil. The carrying value of HC was reduced to nil in 2004.

Income tax recovery
Income tax recovery in 2005 was $177,000 versus $243,000 in 2004. The recovery is related to tax benefits resulting from the timing differences on exploration expenditures renounced to investors upon issuing flow through shares. The Company recognizes the recovery in the period in which the appropriate tax documents are filed with the Canada Customs and Revenue Agency.

Accounts receivable
Gross accounts receivable decreased $15,374. Accounts receivable is predominantly the Company's GST refund for the previous quarter.

Mine, property, plant and equipment
The allocations of mine, property, plant and equipment are shown in Table 8.

Table No. 8: Mine, property, plant and equipement
	2005	2004	2003
	$	$	$
Property costs	5,450	5,450	5,450
Mill	1,901,880	1,901,880	1,862,982
Plant and mining equipment	197,798	197,798	197,798
Development costs	107,581	107,581	107,581

	2,212,709	2,212,709	2,173,811
Adjustment for change in accounting for asset retirement obligation	-	-	38,898

	2,212,709	2,212,709	2,212,709

The mill was built between 1985 and 1988 and hosts a floatation circuit, crusher, ball mill, coarse ore bin, back fill pump, shop, conveyors, shaker table and furnace. The site also hosts an assay lab, storage, electrical and many other utility buildings. Equipment includes a jumbo boom drill, compressors and generators, a five ton hoist, two underground scoop trams and a fork lift among a myriad of smaller equipment, tools, and parts. All equipment and the mill is in good working condition. The electrical infrastruction is fully intact with hydro poles running from the mill to the camp. Secondary water sources are in tact providing water to the camp. A new primary water source for the mill would be required to commence milling operations. A primary water source entails drilling a eight inch well to a depth of approximately 600 feet at an estimated cost of $15,000. In addition, to commence operations a 1,500 kva generator would be required. All adits and stopes are accessible. Road conditions throughout the site are excellent. The tailings damn is fully maintained and inspected each year by an independent geotechnical consulting company. To commence operations, the Company intends to compile a three year supply of ore with grades capable of sustaining milling operations for a minimum of eight months per annum. The current camp can accomodate a dozen people with full kitchen, sleeping and related amenities. Camp improvements would be commensurate with the milling and or mining operation selected. The site is fully permitted for 200 tons per day.

In summary, the Company has a well maintained site which can be readied for recommencement of production with short notice (less than 3 months) given the delineation of minable ore bodies. The Company intends to seek a sustainable ore body on the land package accumulated around the Blackdome Mine which includes Blackdome, Blackdome South, Elizabeth and Truax.

Other assets
Other assets represent reclamation bonds in the amount of $47,203 (2004 - $47,969), and a letter of credit indemnifying the Company for reclamation liabilities in the amount of $100,000 (2004 - $100,000), and incorporation costs in the amount of nil (2004 - $7,732). During 2004, the Company placed funds on deposit with the Bureau of Land Management in Nevada to secure drill permits.

Accounts payable and accrued liabilities
All payables are trade payables in the amount of $57,205. Accrued liabilities in the amount of $119,368 represent funds transferred to the Company from Jipangu in excess of expenses incurred to date. Jipangu advances funds to the Company as per the Golden Trend & HC Option Agreement.

Asset retirement obligation
The Company has estimated the net present value of its recognized asset retirement obligations to be $92,085 as at December 31, 2005 based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage the Company has assumed the payments will be made in 2014. The Company used a credit adjusted risk free rate of nine percent to calculate the net present value of the asset retirement obligation. More information on the Company's Asset Retirement Obligation is contained in note 7 in the Company's 2005 consolidated financial statements.

Table No. 9: Asset retirement obligation
	2005	2004	2003
	$	$	$
Balance at January 1	84,482	77,507	71,107
Accretion expense	7,603	6,975	6,400

Balance at December 31	92,085	84,482	77,507

Share capital
Share capital activity in 2005 was a single private placement of 997,500 units for proceeds of $349,125. Each unit consists of one common share and one share purchase warrant eligible for one commons hare at $0.55 with a two-year expiry date. No warrants or options were exercised in 2005.

In January 2004, the Company completed a private placement of 1.4 million units for proceeds of $770,000. Each unit consists of one common share and one share purchase warrant eligible for one common share at $0.75 with a two-year expiry date. In August 2004, a private placement was completed for 500,000 units for proceeds of $300,000. Each unit consists of one common share and one half-share purchase warrant, with two half-warrants eligible for one common share at $0.80 with a two-year expiry date. If the warrants are exercised on or before February 28, 2005, each full warrant will qualify as a flow-through share for purposes of the Income Tax Act (Canada). On December 22, 2004, a private placement for 830,000 units of J-Pacific was completed at a price of $0.60 per unit for total proceeds of $498,000. Each unit consists of one common share, which will qualify as a flow-through share for purposes of the Income Tax Act (Canada), and one half-warrant, each full warrant entitling the holder to purchase one half additional common share of J-Pacific at a price of $0.80 per share until December 22, 2005. Share capital was reduced by $47,524, reflecting share issuance costs during 2004. Additional share capital activity in 2004 included 50,000 shares issued pursuant to the acquisition of the Company's Montgolfier property. Lastly, 1,610,832 warrants were exercised at prices between $0.30 and $0.60 for proceeds of $623,583 and 175,000 options were exercised for proceeds of $35,000.

As at December 31, 2005, the Company has 45,791,992 shares issued and outstanding, The Company has 3,925,000 options outstanding, with a weighted average term to maturity of 1.74 years and a weighted average exercise price of $0.46 each. The Company has 3,858,300 warrants outstanding, with a weighted average term to maturity of 0.55 years and a weighted average exercise price of $0.64 each.

Contributed surplus
This is the cumulative value of options issued and not exercised since the Company adopted fair-value accounting for options. All options are valued using the Black Scholes model. Contributed surplus amounts relating to options exercised are moved from contributed surplus to share capital.
page 38
Liquidity
For the year ended Decmeber 31, 2005, cash used in operations was ($529,926). Net loss was ($706,318), with non-cash adjustments of $16,552 for amortization and accretion, $111,500 for stock-based compensation, ($177,000) for the tax recovery associated with the renunciation of flow-through expenses, $1,704 in unrealized foreign exchange gain on the translation of assets, $144,287 in exporation and development cost write-offs and $6,794 for the write down of other deferred costs. Changes in working capital were $57,181 representing a net increase in accounts payable and accrued liabilities and $15,374 representing a net decrease in accounts receivable. Cash used in financing was $349,125 attributable to a single private placement in October, 2005. Cash used in investing activities was ($730,818) consisting of ($873,998) in gross exploration expenditures (not including funds expended on Golden Trend or HC as part of the Company's agreement with Jipangu) offset by $144,365 representing the net option payment treated as a reduction in the carrying value of Golden Trend and ($1,185) for the purchase of other capital assets.

For the year ended December 31, 2004, cash used in operations was ($755,454). Net loss was ($792,079), with non-cash adjustments of $17,991 for amortization and accretion, $205,342 for stock-based compensation, and ($243,000) for the tax recovery associated with the renunciation of flow-through expenses. Changes in working capital were ($19,713) for accounts receivable, $2,999 for prepaid expenses, and $73,006 for accounts payable and accrued liabilities. Cash used in financing activities was $1,766,559, which consisted of $1,814,083 from the proceeds of shares issued, offset by ($47,524) in share issuance costs. Cash used in investing activities was ($673,384), consisting of ($847,895) in deferred exploration and development charges, $200,761 from the sale of an option interest to Jipangu, ($23,469) for the purchase of reclamation bonds and ($2,781) for the purchase of other capital assets.

The Company has been able to generate sufficient funds to finance a growing exploration portfolio from the issuance of shares, the exercise of warrants and the optioning of properties. The Company's ability to generate funds is sensitive to investor sentiment in gold exploration and gold investment, the price of physical gold, overall demand for gold, and fiat investments and investor portfolio diversification.

Additional sources of funds includes the milling of the tailings at the Blackdome Mine (see http://jpgold.com/investor_information/downloads/) and select "Mine Tailing Sampling at the Blackdome Mine" by Geoquest Consulting). The report concludes the Company has 330,000 tonnes of material grading 1.89 gm/tonne gold. The Company is seeking extraction methods to harvest this source of funds. To date, the Company has commenced tests and sought input and advise from several difference vendors and professionals on extraction methods and anticipates selecting an extraction method during 2006. Once an extraction method is selected the Company will be able to plan the related implementation steps.

Financial instruments
The Company's excess cash is held in savings accounts, banker acceptance notes, GICs and Rsticks. The primary considerations for cash investments are safety and accessibility. All investments of excess cash have been placed through the Company's banker, the Bank of Montreal. These amounts are classified as cash equivalents on the Company's balance sheet.
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

5.E. Off-Balance Sheet Arrangements
 The Company has no off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

Payments due by period
	Total	< 1year	1-3 years	3-5 years	> 5 years
Operating lease obligations	134,596	59,058	66,322	9,216	-
Purchase obligations	1,548	516	1,032	-	-

5.G. Safe harbor
 --- No Disclosure Necessary ---
page 40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6.A. Directors and Senior Management
Directors and Senior Management As at May 31, 2006
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director	47	February 1, 2000
Ralph Braun	CFO	41	April 1, 2001
Cheri Pedersen	Secretary	52	June 8, 2000
D'Arcy Adam	Director (1)	53	April 18, 2000
Kazuo Shuto	Director	68	June 15, 2001
Driffield Cameron	Director (1)	58	April 12, 2001
Jean-Pierre Schumacher	Director (1)	46	June 11, 2004
Manabu Kameda	Director	38	May 16, 2003

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

6.B. Compensation
Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2005 ended 12/31/2005 was $204,000.

Summary Compensation Table: Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris	2005	$120,000	-	-	-	-	-
President and Director	2004	$120,000	-	-	-	50,000	-
	2003	$84,000	-	-	-	200,000	-

Ralph Braun	2005	$84,000	-	-	-	-	-
Chief Financial Officer	2004	$84,000	-	-	-	50,000	-
	2003	$46,700	-	-	-	100,000	-

page 42
Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, no incentive stock options were granted to Senior Management, Directors, employees and consultants. No SARs (stock appreciation rights) were granted during this period too.

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

Director Compensation
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated in the table Summary Compensation Table: Senior Management, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits
No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers. The Company has not pension or retirement benefits plan.

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
Written Management/Consulting Agreements
 Nicholas T. Ferris
Ralph Braun

6.C. Board Practices
Refer to ITEM 6.A.1.

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.
 --- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
 The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 4/18/2000. The current members of the Audit Committee are: Jean-Pierre Schumacher, D'Arcy Adam and Driffield Cameron. For fiscal 2004, the Audit Committee met on 4/8/2005, 5/27/2005, 8/26/2005 and 11/24/2005.

6.D. Employees
As of 5/31/2006, the Company had three full-time employees, including the two members of senior management. As of 12/31/2004 and 12/31/2003, the Senior Management were the only full-time employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
The following table Shareholdings of Directors and Executive Officers lists, as of 5/31/2006, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.
page 44

Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders As at May 31, 2006
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Nicholas T. Ferris (1)	970,462	2.1%
Common	Ralph Braun (2)	340,500	<1%
Common	Cheri Pedersen (3)	115,833	<1%
Common	D'Arcy G. Adam (4)	500,000	1.1%
Common	Kazuo Shuto (5)	300,000	<1%
Common	Manabu Kameda (6)	300,000	<1%
Common	Driffield Cameron (7)	300,000	<1%
Common	Jean-Pierre Schumacher(8)	320,000	<1%

Total Directors and Executive Officers		3,146,795	6.9%

Common	Tamisuke Matsufuji (Jipangu Inc)	15,029,055	32.8%

Total Directors/Officers/5% Shareholders		18,175,850	39.7%

Note: Percentages based on 45,791,992 shares outstanding as of 5/17/2006 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 750,000 represent currently exercisable share purchase options;
(2) of these shares, 325,000 represent currently exercisable share purchase options;
(3) of these shares, 125,000 represent currently exercisable share purchase options;
(4) of these shares, 350,000 represent currently exercisable share purchase options;
(5) of these shares, 300,000 represent currently exercisable share purchase options;
(6) Of these shares, 300,000 represent currently exercisable share purchase options;
(7) Of these shares, 300,000 represent currently exercisable share purchase options; and
(8) Of these shares, 300,000 represent currently exercisable share purchase options.
page 45

Stock Options
The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 6/14/2005. The plan adopted at each AGM of the Company. The next AGM is June 16, 2006.

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
page 47
Stock Options Outstanding As at May 31, 2006
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	350,000	$0.20	11/16/01	11/16/06
	150,000	$0.28	2/7/02	2/7/07
	200,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Ralph Braun	175,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Cheri Pedersen	125,000	$0.20	11/16/01	11/16/06
D'Arcy G. Adam	200,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Kazuo Shuto	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Driffield Cameron	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
Jean-Pierre Schumacher	150,000	$0.40	06/11/04	06/11/09
	100,000	$1.00	06/11/04	06/11/09
	50,000	$0.60	10/5/04	10/5/09
Manabu Kameda	150,000	$0.30	5/30/03	5/30/08
	100,000	$1.00	06/11/04	06/11/09
	50,000	$0.60	10/5/04	10/5/09
Consultant/Employee	225,000	$0.20	11/16/01	11/16/06
	100,000	$0.30	5/30/03	5/30/08
	300,000	$0.50	10/02/03	10/02/08
	100,000	$0.60	10/5/04	10/5/09
	150,000	$0.68	03/18/04	03/18/07
	150,000	$1.00	10/02/03	10/02/08

Total Officers/Directors	2,750,000
Total Employees/Consultants	1,075,000

Total	3,825,000
page 48
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders
Refer to ITEM #6.E. and the table entitled Shareholdings of Directors and Executive Officers, Shareholdings of 5% Shareholders, As at May 31, 2006 on page 47 of this document.

7.A.1.b. Significant Changes in Major Shareholders' Holdings
 The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; the table below reflects direct holdings of common shares, refer to ITEM #7.A.1.a for additional information.

Changes in Holdings of Major Shareholders
	Shares Owned 12/31/2005	Shares Owned 12/31/2004	Shares Owned 12/31/2003	Shares Owned 12/31/2002
Tamisuke Matsufuji	15,029,055	15,029,055	14,459,055	12,574,055

7.A.1.c. Different Voting Rights
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership
On 5/17/2006, the Company's shareholders' list showed 45,791,992 common shares outstanding with 824 shareholders in Canada.

7.A.3. Control of Company
 The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, residents of Japan, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., History and Development of the Company, and ITEM #6.E., Share Ownership.

7.A.4. Change of Control of Company Arrangements
- No Disclosure Necessary -
page 49

7.B. Related Party Transactions
 During the year ended December 31, 2005, the Company incurred $917,458 (2004 - $559,760) of exploration expenditures during the year, which was reimbursed by Jipangu Inc. (note 5d of the 2005 consolidated financial statements). An additional $119,368 is in accrued liabilities representing advances for upcoming exploration expenditures. The Company received $91,746 (2004 - $55,191) of management fee income from Jipangu Inc. for operating the HC and Golden Trend exploration properties.

Jipangu Inc. owned 33% of the common shares of the Company at December 31, 2005 (2004 - 33%) and has two representatives on the Company's board of directors.

During the year ended December 31, 2004, a total of $9,748 was paid to a former Director of the Company, for professional fees ($7,000) and investor relations and corporate promotional activities.

Trust Agreements
 --- No Disclosure Necessary ---

Shares for Compensation to Shareholders Who Exercised Warrants
 --- No Disclosure Necessary ---

Legal Services
 --- No Disclosure Necessary ---

7.C. Interests of Experts and Counsel
 --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
 The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

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
page 50
ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information
 As of 12/31/2005, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2005, there were 45,791,992 common shares issued and outstanding.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name "Claimstaker Resources Ltd." on August 9, 1990. The current stock symbol is "JPN". The CUSIP number is #46625P.

The following table lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

TSX Venture Exchange (formerly the Canadian Venture Exchange) Common Shares Trading Activity In Canadian Dollars
Period	High	Low
Month Ended 04/30/06	0.47	0.35
Month Ended 03/31/06	0.47	0.34
Month Ended 02/28/06	0.43	0.33
Month Ended 01/31/06	0.46	0.30
Month Ended 12/31/05	0.34	0.25
Month Ended 11/30/05	0.32	0.26

Fiscal Year Ended 12/31/2005	0.43	0.20
Fiscal Year Ended 12/31/2004	0.82	0.27
Fiscal Year Ended 12/31/2003	0.90	0.20
Fiscal Year Ended 12/31/2002	0.70	0.10
Fiscal Year Ended 12/31/2001	0.17	0.05

Quarter Ended 12/31/05	0.35	0.25
Quarter Ended 09/30/05	0.43	0.30
Quarter Ended 06/30/05	0.38	0.20
Quarter Ended 03/31/05	0.43	0.28
Quarter Ended 12/31/04	0.82	0.55
Quarter Ended 09/30/04	0.64	0.39
Quarter Ended 06/30/04	0.65	0.31
Quarter Ended 03/31/04	0.82	0.55

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
f. Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series;
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

In 2004, the Company issued 1,300,000 flow-through shares and 50,000 flow-through shares on the exercise of flow-through warrants. No flow through shares where issued in 2005.

Stock Options
Refer to ITEM 6.E. and the table Stock Options Outstanding, As at May 31, 2006 and the table Shareholdings of Directors and Executive Officers, Shareholdings of 5% Shareholders, As at May 31, 2006 for additional information.

Share Purchase Warrants
 The following table lists, as of May 31, 2006 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued with Shares	Number of Share Purchase Warrants Still Outstanding	Exercise Price First Year	Exercise Price Second Year	Expiration Date of Share Purchase Warrants
01/24/03	1,100,000	1,000,000	$0.60	$0.60	01/24/06
01/31/03	375,000	375,000	$0.60	$0.60	01/31/06
01/14/04	1,400,000	1,400,000	$0.75	$0.75	1/14/06
10/26/05	1,083,300	1,083,300	$0.55	$0.55	10/26/07

page 54
9.A.6. Differing Rights

9.A.7.a. Subscription Warrants/Right

9.A.7.b. Convertible Securities/Warrants
 --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
 The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
 As of 12/31/2005, the authorized capital of the Company was unlimited common shares without par value. As of 12/31/2005, there were 45,791,992 common shares issued and outstanding. During 2005, the province of British Columbia, the jurisdiction in which the Company is incorporated, revised the regulations governing incorporated companies. As a result, there is no need for a Company to specify a quantity of authorized shares. The Company adopted these new regulations via a transition application which was voted and accepted at the Company's 2005 AGM.

10.A.2. Shares Not Representing Capital

10.A.3. Shares Held By Company.
 --- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants
 Refer to ITEM #6.E. and the table Share Purchase Warrants Outstanding for additional information.

10.A.6. History of Share Capital
 The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
2000	Shares for debt	100,000	shares	11,000
	Warrants exercised	555,555	shares	250,000
	Shares for finder’s fee	50,000	shares	20,000
2001	Private placement	5,800,000	shares	1,160,000
2002	Private placement	3,859,999	units	1,111,500
	Options exercised	270,000	shares	54,000
	Warrants exercised	100,000	shares	50,000
	Shares for property	110,000	shares	45,100
2003	Private placement	4,625,000	units	1,850,000
	Options exercised	50,000	shares	10,000
	Warrants exercised	419,335	shares	198,800
	Shares for property	140,000	shares	36,400
	Shares for repurchase of joint venture	1,500,000	shares	690,000
2004	Private placement	2,730,000	units	1,568,000
	Warrants exercised	1,610,832	shares	623,583
	Options exercised	175,000	shares	35,000
	Shares for property	50,000	shares	40,000

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
5. Elizabeth Agreement with David White of Vancouver, B.C. and Tom Illidge of Goldbridge B.C., dated May 23, 2002. Option to purchase agreement for the Elizabeth claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.
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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a passive foreign investment company in the foreseeable future.
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

10.G. Statement by Experts
 The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2005 and Fiscal 2004 is included with the related financial statements in this Annual Report with their consent.

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

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") as of the end of the period covered by this Registration Statement. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were able to provide a reasonable level of effective assurance in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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

ITEM 16C. Principal Accountant Fees and Services
The Company's principal accountant is Morgan & Company. Fees for audit services and services related to statutory and regulatory filings for 2005 were $29,700 and for 2004 was $20,700 paid to Morgan & Company. All work performed by Morgan & Company on the annual engagement are performed by employees of Morgan & Company.

No other fees were paid to Morgan & Company.

ITEM 16D. Exemptions from the Listing Standards for Audit Committee
--- Not Applicable ---
page 61

PART III

ITEM 17. FINANCIAL STATEMENTS
 The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadain Generally Accepted Accounting Principles (GAAP).

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

ITEM 19. EXHIBITS
Page Number
1. Material Contracts -
a. 302 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 77
b. 302 Certification letter, Chief Financial Officer - Ralph Braun
Page 78
c. 906 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 79
d. 906 Certification letter, Chief Financial Officer - Ralph Braun
Page 80
2. List of Foreign Patents - N/A
3. Calculation of earnings per share - N/A
4. Explanation of calculation of ratios - N/A
5. List of Subsidiaries - N/A
6. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
7. Other Documents -
Signature Page
Page 76

page 62
Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2005 and 2004

Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to US generally accepted accounting principles as set out in note 15 and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, Morgan & Company, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the United States, and their report follows.

"Nicholas Ferris", President
"Ralph Braun", Chief Financial Officer

("Auditor's Logo")

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"
April 10, 2006	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated April 10, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	"Morgan & Company"
April 10, 2006	Chartered Accountants

page 63
J-Pacific Gold Inc.
Consolidated Balance Sheets
As at December 31, 2005 and 2004
(expressed in Canadian dollars unless otherwise stated)

	2005 $	2004 $
Assets Current assets
Cash and cash equivalents	422,281	1,333,900
Accounts receivable	12,142	27,516

	434,423	1,361,416

Mine property, plant and equipment (note 4)	2,212,709	2,212,709
Mineral exploration properties (note 5)	2,430,973	1,845,627
Other assets (note 6)	147,203	155,701
Other facilities and equipment (note 7)	7,275	15,039

	5,232,583	5,590,492

Liabilities Current liabilities
Accounts payable and accrued liabilities	176,573	119,392
Asset retirement obligations (note 8)	92,085	84,482

	268,658	203,874

Shareholders' Equity Capital stock (note 9)	16,943,254	16,771,129
Contributed surplus	977,241	865,741
Deficit	(12,956,570)	(12,250,252)

	4,963,925	5,386,618

	5,232,583	5,590,492

Contingencies and commitments (notes 1, 5, 8 and 11)

Approved by the Board of Directors

"Nick Ferris"	"D'Arcy Adam"
Director	Director

page 64
J-Pacific Gold Inc.
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars unless otherwise stated)

	2005 $	2004 $	2003 $ Restated (Notes 8, 13)

Expenses
Accretion and amortization	16,552	17,991	17,273
Government, transfer agent and stock exchange fees	38,749	56,177	55,749
General and administrative	533,648	630,903	418,677
Stock based compensation	111,500	205,342	583,069
General mineral exploration costs	7,255	-	-
Care and maintenance	163,294	203,269	87,121

Loss from operations	870,998	1,113,682	1,161,889

Other expenses (income)
Write-off of mineral exploration costs	144,287	-	1,198,029
Write-off of other assets	6,794	-	-
Foreign exchange loss	1,178	9,030	1,119
Interest income	(10,968)	(21,442)	(8,623)
Management fee income (note 12)	(91,746)	(55,191)	-
Option income	(37,225)	-	-
Other income	-	(11,000)	-

Loss before income taxes	883,318	1,035,079	2,352,414

Income tax recovery	(177,000)	(243,000)	(134,000)
Correction of previously recorded tax recovery (note 13)	-	-	134,000

Loss for the year	706,318	792,079	2,352,414

Basic and diluted loss per common share	0.02	0.02	0.07

Weighted average number of common shares outstanding	44,974,862	43,162,173	35,964,696

page 65
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars unless otherwise stated)

	2005 $	2004 $	2003 $ Restated (Notes 8, 13)
Cash flows from (used in) operating activities
Loss for the year	(706,318)	(792,079)	(2,352,414)
Items not affecting cash
Accretion and amortization	16,552	17,991	17,273
Stock based compensation	111,500	205,342	583,069
Write-off of mineral exploration costs	144,287	-	1,198,029
Write-off of other assets	6,794	-	-
Foreign exchange loss	1,704	-	-
Future income tax recovery	(177,000)	(243,000)	-
Change in non-cash working capital items
Accounts receivable	15,374	(19,713)	18,055
Prepaid expenses	-	2,999	(2,999)
Accounts payable	57,181	73,006	(67,220)

	(529,926)	(755,454)	(606,207)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	349,125	1,814,083	2,058,800
Shares subscribed to but not yet issued	-	-	412,500
Share issuance cost	-	(47,524)	-
Increase in shareholder loan	-	-	5,663
Repayment of shareholder loan	-	-	(129,574)

	349,125	1,766,559	2,347,389

Cash flows from (used in) investing activities
Mine property, plant and equipment	-	-	(400)
Mineral exploration properties	(873,998)	(847,895)	(363,655)
Proceeds from the sale of option interest to related party	144,365	200,761	-
Repurchase of joint venture from related party	-	-	(600,000)
Cash acquired on repurchase of joint venture	-	-	1,361
Reclamation deposits	-	(23,469)	-
Purchase of other capital assets	(1,185)	(2,781)	(18,043)

	(730,818)	(673,384)	(980,737)

(Decrease) increase in cash and cash equivalents	(911,619)	337,721	760,445
Cash and cash equivalents - beginning of year	1,333,900	996,179	235,734

Cash and cash equivalents - end of year	422,281	1,333,900	996,179

	2005 $	2004 $	2003 $
Income taxes paid	-	-	-
Interest paid	11,194	4,367	9,638

Supplementary cash flow information
During the years ended December 31, 2005, 2004 and 2003, the Company conducted non-cash investing and financing activities as follows:

	2005 $	2004 $	2003 $
Shares issued in repurchase of joint venture interest	-	-	690,000
Shares issued for property	-	40,000	36,400

	-	40,000	726,400

page 66
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars unless otherwise states)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Deficit $	Total Shareholders' Equity $

Balanceas at December 31, 2002	33,494,325	12,009,870	77,330	(9,273,550)	2,813,650

Change in accounting for asset retirement obligation (note 8)				167,791	167,791
Shares issued for cash	4,075,000	1,630,000			1,630,000
Shares issued for cash - flow through	550,000	220,000			220,000
Shares scubcribed to but not yet issued		412,500			412,500
Warrants exercised for cash	169,335	65,467			65,467
Warrants exercised for cash - flow through	250,000	133,333			133,333
Options exercised for cash	50,000	10,000			10,000
Shares issued pursuant to property agreements	140,000	36,400			36,400
Shares issued for repurchase of joint venture	1,500,000	690,000			690,000
Stock based compensation			583,069		583,069
Change in accounting for asset retirement obligation (note 8)				(6,400)	(6,400)
Correction to previously recorded tax recovery (note 8)				(134,000)	(134,000)
Net loss for the year as perviously reported				(2,212,014)	(2,212,014)

Balance at December 31, 2003 as restated	40,228,660	15,207,570	660,399	(11,458,173)	4,409,796

Shares issued for cash	1,400,000	357,500			357,500
Shares issued for cash - flow through	1,330,000	798,000			798,000
Warrants exercised for cash	1,560,832	593,583			593,583
Warrants exercised for cash - flow through	50,000	30,000			30,000
Options exercised for cash	175,000	35,000			35,000
Shares issued pursuant to property agreements	50,000	40,000			40,000
Share issuance costs		(47,524)			(47,524)
Stock based compensation			205,342		205,342
Tax benefit on flow through shares		(243,000)			(243,000)
Net loss for the year				(792,079)	(792,079)

Balance at December 31, 2004	44,794,492	16,771,129	865,741	(12,250,252)	5,386,618

Shares issued for cash	997,500	349,125			349,125
Stock based compensation			111,500		111,500
Tax benefit on flow through shares		(177,000)			(177,000)
Net loss for the year				(706,318)	(706,318)

Balance at December 31, 2005	45,791,992	16,943,254	977,241	(12,956,570)	4,963,925

page 67
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(expressed in Canadian dollars unless otherwise stated)

1	Going concern and nature of operations
J-Pacific Gold Inc. (the “Company”) has an accumulated deficit of $12,956,570 at December 31, 2005. Although the Company had a working capital surplus of $257,850 at the end of the 2005 year, additional financing is required to sustain the Company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing.

In the event that continued financial support or additional financing is not available, there would be doubt about the Company's ability to continue as a going concern.

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

The Company is in the process of exploring its mineral properties and investigating other possible property acquisitions and is considered to be an exploration stage company. The recoverability of the amounts shown for exploration and development properties is dependent on the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete this development, and future profitable production.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

2	Summary of significant accounting policies
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Accounting principles
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

Basis of consolidation
The consolidated financial statements include the accounts of J-Pacific Gold Inc. and it's direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc., Auric Resources Inc. and No. 75 Corporate Ventures Inc.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses for the years then ended. Actual results may differ from these estimates.

Foreign currency translation
The operations of the Company's foreign subsidiaries are translated into Canadian dollars using the temporal method as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Gains and losses on translation are included in the consolidated statement of loss and deficit.

Financial instruments
The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Fair value approximates carrying value since the instruments are short term in nature and are receivable or payable on demand.

Cash and cash equivalents
Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days when acquired.

Mine property, plant and equipment
Mine property, plant and equipment are recorded at cost. The cost of the mine property includes acquisition and betterment costs including directly attributable overhead costs incurred prior to the removal of the assets from service. Depletion of mine property, plant and equipment costs will be provided using the unit-of-production method based on estimated proven and probable ore reserves.

Mineral exploration costs
The Company capitalizes exploration expenditures directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

Under Canadian Generally Accepted Accounting Principles, acquisition costs include initial vendor payments, staking costs at the date of acquisition and subsequent property staking, lease and royalty payments required to maintain ownership title. Options and royalties are exercisable entirely at the discretion of the optionee, and accordingly, the related amounts are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income. General exploration costs including the Company's Zenda property are expensed as incurred.

Office facilities and equipment
Office facilities and equipment are comprised of computer equipment, office equipment and leasehold improvements. Amortization is provided on the straight-line method as stated in note 7 over the estimated useful lives of the assets or the initial term of the lease.

Long-lived assets
Long-lived assets include mine property, plant and equipment and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. arrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in mining and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of mining and mineral properties and capitalized costs and the need for asset impairment write-downs.

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

Asset retirement obligations
The Company follows the CICA accounting standard with respect to asset retirement obligations. Under the standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligations. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying assets. The liabilities are subject to accretion over time for changes in the fair value of the obligations.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Share issuance costs
Costs directly identifiable with the raising of share capital financing are charged against share capital. Indirect share issues costs, such as legal and printing, are charged to operations and deficit. Direct share issuance costs incurred in advance of share subscriptions are recorded as deferred financing costs. If the related share subscriptions are not completed the deferred costs are charged to operations.

Stock based compensation
The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Flow-through shares
Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee (EIC) in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, the Company records the income tax benefit arising from the renunciation as a recovery of income taxes in the statement of operations and a corresponding reduction in the share capital amounts recorded from the sale of the flow-through shares proceeds.

Income taxes
Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

Loss per share
Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. No shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2005 and 2004 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Comparative figures
Certain of the prior years' comparative figures have been reclassified to conform to the current year's presentation.

page 68
3	Acquisition of a subsidiary

Effective November 20, 2003, the Company acquired the remaining 50% of the issued and outstanding common shares of No. 75 Corporate Ventures Inc. ("No. 75") from Jipangu Inc. for consideration of $600,000 cash and the issuance of 1,500,000 common shares of the Company. These consolidated financial statement include 100% of the accounts of No. 75 at December 31, 2003.

The acquisition has been accounted for using the purchase method and is summarized below.

$
Current assets (including cash of $1,361)	1,879
Deposits	10,000
Mine property, plant and equipment	1,378,584

1,390,463
Current liabilities	(463)
Long-term liabilities	(100,000)

Long-term liabilities	1,290,000

4	Mine property, plant and equipment
		2005 $	2004 $
	Property costs	5,450	5,450
	Mill	1,901,880	1,901,880
	Plant and mining equipment	197,798	197,798
	Development costs	107,581	107,581

		2,212,709	2,212,709

5	Mineral exploration properties
Costs incurred by the Company for acquisition and exploration of mineral properties are shown below:

					2005

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	-	-	-	-	-
Golden Trend (b)	129,748	144,157	-	(273,905)	-
HC (c)	58,596	12,624	-	(71,220)	-
Callaghan (e)	46,542	96,650	-	-	143,192
RC (f)	83,304	60,983	(144,287)	-	-
Elizabeth (g)	130,995	1,526,227	-	-	1,657,222
Blackdome South (h)	-	176,902	-	-	176,902
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	120,000	308,263	-	-	428,263

	585,062	2,335,323	(144,287)	(345,125)	2,430,973

					2004

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	-	-	-	-	-
Golden Trend (b)	129,748	144,157	-	(129,541)	144,364
HC (c)	58,596	12,624	-	(71,220)	-
Callaghan (e)	21,834	56,617	-	-	78,451
RC (f)	58,596	46,741	-	-	105,337
Elizabeth (g)	115,995	1,032,429	-	-	1,148,424
Blackdome South (h)	-	175,492	-	-	175,492
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	80,000	88,165	-	-	168,165

	480,646	1,565,742	-	(200,761)	1,845,627

a)	Zenda
The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. During 2003, California amended its Surface Mining and Reclamation Act. In light of uncertainty caused by these amendments, the Company wrote-off the capitalized expenditures in 2003 and all exploration costs in 2004 and 2005 for Zenda are expensed as incurred.

The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. The vendors can earn up to an additional 550,000 shares dependant upon completing a facility. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (NSR) is payable to underlying interests. To date, $435,773 (2004 - $435,773) of royalties has been prepaid against this obligation.

b)	Golden Trend
Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% NSR may be purchased. The Company must pay US $10,000 each year as an advance royalty on the NSR. As of 2005, a company who has optioned a 50% interest in the property has assumed the royalties (Note 5d). To date the Company has issued 100,000 common shares against the property and paid against the obligation $141,549 (2004 - $129,748) of royalties.

c)	HC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The lease is renewable for an additional ten-year term. To date, $67,413 (2004 - $42,354) of royalties have been paid and will be applied against this obligation if the property commences production, and 50,000 shares have been issued; the costs are included in capitalized exploration costs. As of 2004, a company who has optioned a 50% interest in the property has assumed the royalties (Note 5d). Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

In 2002, the Company staked an additional thirty unpatented mining claims, adjacent to the original twenty. In 2005, the Company staked an additional 90 unpatented mining claims adjacent to the pre-existing claims.

On February 21, 2006, the Company opted to not renew the HC lease agreement. As the carrying value of this property was nil, there is no corresponding write-off.

Royalty Schedule
Year		US $	Shares

2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006	5	30,000	-
2007	6	30,000	-
2008	7	30,000	-
2009+	8+	30,000	-

d)	Golden Trend and HC Option
On April 1, 2004, the Company entered into an option agreement with Jipangu Inc., a related party, for a 50% interest in the Golden Trend and HC Properties. The Company will receive cash payments totaling US$700,000 and the Optionee will assume the royalty payments, which will be included in the total exploration expenditures to be incurred, totaling US$2,750,000 on the Golden Trend Property and US$1,750,000 on the HC Property. Once the Optionee exercises their 50% option a joint venture will be formed.

The agreement was terminated February 21, 2006, in conjunction with the Company opting to not renew its lease agreements on the HC and RC properties.

e)	Callaghan
The Company entered into a ten-year lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The lease is renewable for an additional ten-year term. To date, $46,542 (2004 - $21,834) of royalties have been paid and will be applied against this obligation if the property commences production; they are included in capitalized exploration costs. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% NSR can be purchased

In 2002, the Company staked an additional fifty unpatented mining claims, adjacent to the original ten.

Royalty Schedule
Year		US $

2002	1	5,000
2003	2	5,000
2004	3	5,000
2005	4	20,000
2006	5	25,000
2007	6	25,000
2008	7	25,000
2009+	8+	25,000

f)	RC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The lease is renewable for additional ten-year terms. To date, $67,102 (2004 - $49,128) of royalties have been paid and will be applied against this obligation if the property commences production, and 50,000 shares have been issued; the costs are included in capitalized exploration costs. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

In 2002, the Company staked an additional forty-one unpatented mining claims, adjacent to the original twenty. In 2005, the Company staked an additional 30 claims adjacent to the previous 61 claims.

On February 21, 2006, the Company opted to not renew the lease agreement and has written-off all capitalized costs related to the RC property in the amount of $144,287.

Royalty Schedule
Year		US $	Shares

2002	1	8,470	20,000
2003	2	10,000	30,000
2004	3	15,000	-
2005	4	20,000	-
2006	5	30,000	-
2007	6	30,000	-
2008	7	30,000	-
2009+	8+	30,000	-

g)	Elizabeth
On May 23, 2002, the Company entered into option to purchase agreements for the four crown granted mineral claims known as the "Elizabeth Property" and for surrounding mineral claims known as the "Blue Claims" in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the "Elizabeth Project." The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the Blackdome Gold Mine.

Crown Grants
To date, $35,000 (2004 - $25,000) of option payments were paid and 100,000 shares have been issued, the costs are included in capitalized exploration costs. The Company has exceeded all work commitments to date. The claims are subject to a 4% NSR of which 2% NSR may be purchased.

In 2004, the Company added six claim blocks to its Elizabeth land package.

	Option Agreement Schedule
Year		CDN $	Shares	Expenditures

2002	1	10,000	50,000	-
2003	2	5,000	50,000	200,000
2004	3	10,000	-	150,000
2005	4	10,000	-	150,000
2006	5	10,000	-	-
2007	6	10,000	-	-
2008	7	10,000	-	-
2009+	8+	10,000	-	-

Blue Claims
To date, $17,000 (2004 - $12,000) of option payments were paid and 50,000 shares have been issued, the costs are included in capitalized exploration costs. The Company has exceeded all work commitments to date. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

	Option Agreement Schedule
Year		CDN $	Shares	Expenditures

2002	1	2,000	20,000	-
2003	2	5,000	30,000	50,000
2004	3	5,000	-	150,000
2005	4	5,000	-	150,000
2006	5	5,000	-	150,000
2007	6	5,000	-	-
2008	7	5,000	-	-
2009+	8+	5,000	-	-

h)	Blackdome South
During 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These claims have been named the "Blackdome South" project and are held 100% by the Company.

i)	Truax
In 2002, the Company staked a total of 94 mineral claim units contiguous to the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These claims are 100 % held by the Company.

j)	Montgolfier
On February 12, 2004, the Company entered into an option to purchase 100% of 112 staked claims and 32 map-designated cells (totaling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. To date cash payments of $80,000 (2004 - $40,000) have been made, and 50,000 shares have been issued; the costs are included in capitalized exploration costs. The claims are subject to a 2% NSR of which 1.5% NSR may be purchased.
Option Agreement Schedule
Year		CDN $	Shares

2004	1	40,000	50,000
2005	2	40,000	-
2006	3	40,000	-
2007	4	100,000	-

During 2004, the Company staked an additional 15 unpatented mining claims, adjacent to the original 112 and 80 designated map cells in 2005. The property now consists of 127 staked claims and 88 map designated cells totaling 6,939 hectares.

page 69
6	Other assets
Other assets include a payment made by the Company for a partial indemnification of site restoration costs of $100,000 (2004 - $100,000) and reclamation deposits paid by the Company of $47,203 (2004 - $47,969).

7	Office facilities and equipment
				2005

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	51,848	(48,958)	2,890
Office equipment	7 years	26,433	(23,294)	3,139
Leasehold improvements	7 years	16,350	(15,104)	1,246
Vehicle	2 years	7,116	(7,116)	-

		101,747	(94,472)	7,275

				2004

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	50,670	(44,474)	6,196
Office equipment	7 years	26,433	(22,070)	4,363
Leasehold improvements	7 years	16,350	(14,482)	1,868
Vehicle	2 years	7,116	(4,504)	2,612

		100,569	(85,530)	15,039

8	Asset retirement obligation
In 2004, the Company adopted the provisions of CICA 3110, which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The provisions of CICA 3110 have been accounted for retroactively so that opening balances as at January 1, 2003 and affected financial statement balances for 2003 have been restated.

For the Company, asset retirement obligations are primarily related to the abandonment of mineral producing facilities. While the Company is contingently liable for mill, plant and other asset retirement obligations, certain of those obligations are not recognized since the fair value cannot be estimated due to the uncertainty of the extent or the settlement date of the obligation.

The Company has estimated the net present value of its recognized asset retirement obligations to be $92,085 as at December 31, 2005 based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage the Company has assumed the payments will be made in 2014. The Company used a credit adjusted risk free rate of nine percent to calculate the net present value of the asset retirement obligation.

	2005 $	2004 $
Balance at January 1	84,482	77,507
Accretion expense	7,603	6,975

Balance at December 31	92,085	84,482

9	Capital stock
Authorized: 100,000,000 common shares without par value.

Issued:
	a)	During the year ended December 31, 2005:
Shares issued for cash
On October 26, 2005, a private placement was completed in the amount of $349,125 for 997,500 units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until October 26, 2007.

	b)	During the year ended December 31, 2004:
Shares issued for cash
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

Warrants exercised for cash
On January 19, 2004, 16,667 warrants were exercised for proceeds of $8,333.
On February 10, 2004, 11,665 warrants were exercised for proceeds of $3,500.
On February 16, 2004, 750,000 warrants were exercised for proceeds of $225,000.
On February 19, 2004, 50,000 warrants were exercised for proceeds of $15,000.
On March 23, 2004, 570,000 warrants were exercised for proceeds of $285,000.
On July 20, 2004, 30,000 warrants were exercised for proceeds of $15,000.
On October 11, 2004, 10,000 warrants were exercised for proceeds of $5,000.
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

Shares issued pursuant to property agreements
On February 18, 2004, the Company issued 50,000 shares as a deemed price of $0.80 per share pursuant to the acquisition of its Montgolfier property.

	c)	During the year ended December 31, 2003:
Shares issued for cash
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

On October 31, a private placement was completed in the amount of $300,000 (750,000 shares). The placement consisted of 550,000 flow through shares for proceeds of $220,000 and 200,000 non-flow through shares for proceeds of $80,000. Each share is accompanied by a single warrant priced at $0.60 with a two-year expiry date. Warrants associated with the flow through shares are considered flow through warrants if exercised within 6 months of the placement date.

Warrants issued for cash
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

Options exercised for cash
On January 22, 5,000 options were exercised for proceeds of $1,000.
On April 15, 20,000 options were exercised for proceeds of $4,000.
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
page 70

10	Stock options and warrants outstanding

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. The term of the options must be no longer than 10 years and the directors determine the vesting period. Amounts recorded for stock based compensation on options vested are as follows:

	2005 $	2004 $	2003 $
Consulting	20,700	114,529	263,098
Employees and directors	90,800	90,813	319,971

	111,500	205,342	583,069

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk free interest rate	2%	2%	3%
Expected life	3.4 years	3.5 years	5 years
Expected volatility	89%	121%	144%
Expected dividend yield	-	-	-

The weighted average of fair value of options granted or vested during the year was $0.19 (2004 - $0.32; 2003 - $0.38).

The following table summarizes information about the options at December 31, 2005, 2004 and 2003 and the changes for the years then ended:

	Number of shares	2005 Weighted average exercise price $	Number of shares	2004 Weighted average exercise price $	Number of shares	2003 Weighted average exercise price $

Options outstanding -
Beginning of year	4,225,000	0.48	3,475,000	0.41	2,155,000	0.25
Granted	-	-	1,150,000	0.66	1,550,000	0.62
Exercised	-	-	(175,000)	0.20	(50,000)	0.20
Expired	(300,000)	0.67	(225,000)	0.59	(180,000)	0.33

Options outstanding -
End of year	3,925,000	0.46	4,225,000	0.48	3,475,000	0.41

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.20	1,375,000	1,375,000	0.88	0.20
0.28	150,000	150,000	1.10	0.28
0.30	250,000	250,000	2.41	0.30
0.40	150,000	150,000	3.45	0.40
0.50	400,000	400,000	0.61	0.50
0.60	500,000	375,000	3.76	0.60
0.68	150,000	150,000	1.21	0.68
0.70	600,000	600,000	2.04	0.70
1.00	350,00	350,000	2.29	1.00

	3,925,000	3,800,000	1.74	0.46

page 71
Share Purchase Warrants
	Number of warrants	2005 Weighted average exercise price $	Number of warrants	2004 Weighted average exercise price $	Number of warrants	2003 Weighted average exercise price $

Warrants outstanding -	8,046,332	0.63	8,145,831	0.54	3,640,166	0.44
Beginning of year
Issued in connection with stock	1,083,300	0.55	2,178,000	0.77	4,925,000	0.60
Exercised for common shares	-	-	(1,610,832)	0.50	(419,335)	0.47
Expired	(5,271,332)	0.62	(666,667)	0.50	-	-

Warrants outstanding -
End of year	3,858,300	0.64	8,046,332	0.63	8,145,831	0.54

J-Pacific warrants are exercisable ONLY for common stock. The following table summarizes information about warrants outstanding and exercisable at December 31, 2005:

Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.55	1,083,300	1.82	0.55
0.60	1,375,000	0.07	0.60
0.75	1,400,000	0.04	0.75

	3,858,300	0.55	0.64

During the year ended December 31, 2005, the Company extended the following outstanding warrants:

Number of warrants	Exercise price $	Original expiry date	New expiry date
1,000,000	0.60	January 24, 2005	January 24, 2006
375,000	0.60	January 31, 2005	January 31, 2006
All other terms of the warrants remain unchanged.

page 72
11	Commitments
Effective September 1, 2005, the Company entered into an amended lease agreement for office space for a two year period expiring August 31, 2007. The Company has also committed to certain operating leases and loan payments for the acquisition of vehicles. The future minimum lease payments required under these agreements are indicated in the table to the right.

	Office $	Vehicles $

2006	37,807	21,251
2007	25,519	21,251
2008	-	19,552
2009	-	9,216
2010	-	-

12	Related party transactions
Jipangu Inc. owned 33% of the common shares of the Company at December 31, 2005 (2004 - 33%; 2003 - 35%) and has two representatives on the Company's board of directors. The Company incurred $917,458 (2004 - $559,760; 2003 - nil) of exploration expenditures during the year, which was reimbursed by Jipangu Inc. (Note 5d). An additional $119,368 is in accrued liabilities representing advances for exploration expenditures in accordance with the Golden Trend & HC Option Agreement. The Company received $91,746 (2004 - $55,191; 2003 - nil) of management fee income from Jipangu Inc. for operating the HC and Golden Trend exploration properties and treats this income as a cost recovery.

During the year ended December 31, 2004, a total of $9,748 was paid to a related party, while a Director of the Company, for professional fees ($7,000) and investor relations and corporate promotional activities.

In 2003, the Company acquired from Jipangu the 50% of the Blackdome property that it did not already own. Also, during the year ended December 31, 2003, the Company fully paid shareholder loans amounting to $78,327 outstanding to Jipangu Inc. The loans bore interest at rates up to 7.0% per annum, accruing interest of $5,663 during 2003, were unsecured and had no fixed repayment terms.

13	Income taxes
A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2005 $	2004 $	2003 $
Statutory rates	35%	36%	38%
Loss before income taxes	(883,000)	(1,035,000)	(2,352,000)

Income tax recovery at statutory rate	(308,000)	(369,000)	(885,000)
Loss of foriegn subsidiaries taxed at lower rate	55,000	8,000	433,000
Stock based compensation	39,000	73,000	219,000
Items not deducted for income tax purposes	3,000	13,000	2,000
Effect of change in tax rate	80,000	213,000	92,000
Future income tax asset recognized	(46,000)	(181,000)	5,000

	(177,000)	(243,000)	(134,000)
Correction of previous years tax recovery	-	-	134,000

Income tax recovery	(177,000)	(243,000)	-

The components of future income taxes are:
	2005 $	2004 $	2003 $
Non-capital losses carryforwards	2,561,000	2,622,000	2,619,000
Resource deductions and capital assets	949,000	1,139,000	1,474,000
Asset retirement obligation	32,000	30,000	36,000

	3,542,000	3,791,000	4,129,000
Valuation allowance	(3,542,000)	(3,791,000)	(4,129,000)
Net future tax assets	-	-	-

The Company has restated certain future income tax asset balances and the valuation allowance for 2003 to correct the balances for a flow-through share renunciation, which occurred in 2004.

As of December 31, 2005, the Company has available tax losses of approximately $7,343,000 that may be offset against future Canadian taxable income. These losses expire as follows:

Year	$
2005	624,000
2006	2,958,000
2007	608,000
2008	542,000
2009	665,000
2010	595,000
2011	760,000
2012	591,000

7,343,000

In addition, as of December 31, 2005, the Company has Canadian resource related expenditures totaling approximately $5,309,000 that can be carried forward indefinitely to offset future taxable income. The Company also has approximately $1,218,000 of available resource deductions and losses for US tax purposes.

page 73
14	Segmented financial information
The Company operates in three segments: the care and maintenance of the Blackdome Mine in Canada, and the exploration and development of gold properties in both Canada and the USA.
	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $

December 31, 2005
Loss for the year	163,294	-	154,808	388,216	706,318
Total Assets	2,339,708	2,291,279	166,895	434,701	5,232,583
Capital Assets	2,212,709	2,287,780	143,193	7,275	4,650,957
Capital Expenditures	-	770,306	103,692	1,185	875,183
Amortization and accretion	10,217	-	-	6,335	16,552
Interest income	316	-	-	10,652	10,968
Interest expense	115	-	-	11,079	11,194

December 31, 2004
Loss for the year	203,269	1,000	-	587,810	792,079
Total Assets	2,326,202	1,540,975	352,621	1,370,694	5,590,492
Capital Assets	2,215,323	1,517,475	328,152	12,425	4,073,375
Capital Expenditures	-	835,131	52,764	2,781	890,676
Amortization and accretion	6,975	-	-	11,016	17,991
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

December 31, 2003 (restated)
Loss for the year	87,121	-	1,198,029	1,067,264	2,352,414
Total Assets	2,341,863	706,844	478,369	1,006,613	4,533,689
Capital Assets	2,218,965	682,343	476,150	17,018	3,394,476
Capital Expenditures	1,290,400	270,943	129,112	18,043	1,708,498
Amortization and accretion	6,400	-	-	10,873	17,273
Interest income	-	-	-	8,623	8,623
Interest expense	144	-	-	9,224	9,368

15	Material difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP are described below, and the effect of these differences on the consolidated financial statements are summarized as follows:

Consolidated Balance Sheets
	2005 $	2004 $
Mineral exploration properties - Canadian GAAP	2,430,973	1,845,627
Cumulative expenditure net of option income - mineral exploration properties expensed - US GAAP	(2,150,889)	(1,572,111)

Mineral exploration properties - US GAAP	280,084	273,516

Consolidated Statements of Operations
	2005 $	2004 $	2003 $
Net loss for the year - Canadian GAAP	(706,318)	(792,079)	(2,352,414)
Mineral exploration costs capitalized in the year and not expensed	(795,048)	(781,515)	(392,936)
Mineral property option revenue capitalized and not recognized as income	144,365	200,761	-
Mineral exploration costs written off in the current year and not expensed in prior years	71,905	-	1,190,910

Net loss for the year - US GAAP	(1,285,096)	(1,372,833)	(1,554,440)
Other comprehensive (loss)	(1,704)	(12,636)	(1,119)

Comprehensive loss for the year - US GAAP	(1,286,800)	(1,385,469)	(1,555,559)

Basic and diluted loss per common share - US GAAP	(0.03)	(0.03)	(0.04)

Weighted average number of common shares outstanding - US GAAP	44,974,862	43,162,173	35,964,696

Consolidated Statements of Cash Flows
	2005 $	2004 $	2003 $
Cash flows from (used in) operating activities - Canadian GAAP	(529,926)	(755,454)	(606,207)
Mineral exploration costs capitalized in the year and not expensed	(795,048)	(781,515)	(392,936)
Mineral property option income capitalized and not recognized as income	144,365	200,761	-
Mineral exploration costs written off in the current year and not expensed in prior years	71,905	-	1,190,910

Cash flows from (used in) operating activities - US GAAP	(1,108,704)	(1,336,208)	191,767

Cash flows (used in) investing activities - Canadian GAAP	(730,818)	(673,384)	(980,737)
Mineral exploration costs capitalized in the year and not expensed	795,048	781,515	392,936
Mineral property option revenue capitalized and not recognized as income	(144,365)	(200,761)	-
Mineral exploration costs written off in the current year and not expensed in prior years	(71,905)	-	(1,190,910)

Cash flows (used in) investing activities - US GAAP	(152,040)	(92,630)	(1,778,711)

Consolidated Statements of Shareholders' Equity
	2005 $	2004 $	2003 $
Shareholders' equity - Canadian GAAP	4,963,925	5,386,618	4,409,796
Cumulative expenditure net of option income - mineral exploration properties (i)	(2,150,889)	(1,572,111)	(2,189,386)
Accumulated other comprehensive income (ii)	12,544	14,248	26,884

Shareholders' equity - US GAAP	2,825,580	3,828,755	2,247,294

i)	Mineral exploration properties
Under Canadian GAAP, companies have the option to capitalize mineral property acquisition costs and exploration expenditures directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or mineral rights are allowed to lapse. Under US GAAP, in accordance with Emerging Issues Task Force ("EITF") No. 04-02 - "Whether Mineral Rights are Tangible or Intangible Assets", companies capitalize mineral property acquisition costs and exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At the Company's current stage of exploration no economically recoverable reserves have been identified on its properties. Accordingly, under US GAAP, mineral property exploration costs are expensed as they are incurred.

Under Canadian GAAP, property acquisition costs include subsequent lease payments or royalty payments made beyond the initial date of acquisition. Under US GAAP, subsequent acquisition maintenance payments are expensed.

ii)	Other comprehensive income
Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. The Company's comprehensive income comprises unrealized foreign exchange income on the US currency.

iii)	Cumulative since inception disclosure
The Company is not required and has opted not to provide cumulative inception to date information as required for exploration stage companies reporting under US GAAP. Statement of Financial Accounting Standards No. 7 - "Accounting and Reporting by Development Stage Enterprises" requires the disclosure of cumulative-to-date information for each line item on the statements f operations and cash flow plus annual summaries of each component of shareholders' equity since inception. Under Canadian GAAP, Accounting Guideline "AcG 11 - Enterprises in the Development Stage", issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.

iv)	Recent accounting pronouncements
In December 2004, the Financial Accounting Standards Board ("FASB", formerly Accounting Principles Board "APB") issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.

In June 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154")". SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company chose to adopt the provisions of SFAS 154 in implementing its change in accounting for exploration expenditures to facilitate inter period comparability.

In March 2005, FASB issued Interpretation No. 47, "Accounting for Conditionals Asset Retirement Obligations" ("FIN 47"), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in SFAS 143, "Accounting for Asset Retirement Obligations", and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005. The Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a net income for the cumulative effect of a change in accounting principle of $188,448 (note 6). The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or the amount of the original present value estimate.

In March 2005, EITF issued 04-6, "Accounting for Stripping Costs in the Mining Industry, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No.43, "Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing", ("ARB No.43"). Based upon this statement, postproduction-stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of mineral sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from mining operations.

page 74

Corporate Data

J-Pacific Gold Inc. is a public company trading on the TSX Venture Exchange (TSXV:JPN) and the OTC Bulletin Board (OTCBB:JPNJF). The Company is involved in mineral exploration and mine development in North America.

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

page 75
Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:
May 31, 2006
page 76

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nicholas Timothy Ferris, Chief Executive Officer of J-Pacific Gold Inc., certify that:

1. I have reviewed this annual report of Form 20-F of J-Pacific Gold Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in the report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;
c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report and change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the company's ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.
Dated May 31, 2006

/s/ Nicholas Timothy Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 77

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph Braun, Chief Financial Officer of J-Pacific Gold Inc., certify that:

1. I have reviewed this annual report of Form 20-F of J-Pacific Gold Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in the report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;
c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report and change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the company's ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.
Dated May 31, 2006

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 78

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Nicholas Ferris, Chief Executive Officer of J-Pacific Gold Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 20-F of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 31, 2006

/s/ Nicholas Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 79

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph Braun, Chief Financial Officer of J-Pacific Gold Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 20-F of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 31, 2006

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 80