Form 20-F/A
J PACIFIC GOLD INC
filed 2006-07-12
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A
Amendment No. 2
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

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
page 11
Table No. 3 Selected Financial Data (CDN$ in 000, except per share data)
	Year Ended 12/31/04	Year Ended 12/31/03 (restated)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Revenue	0	0	0	0	0
Loss from operations	(1,114)	(1,162)	(660)	(506)	(934)
Net Income (Loss)	(792)	(2,352)	(946)	(476)	(977)
(Loss) per Share	($0.02)	($0.07)	($0.03)	($0.02)	($0.04)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	43,162	35,965	31,172	24,419	23,100
Working Capital	1,242	961	156	(8)	(29)
Long Term Debt	84	78	224	140	723
Shareholders' Equity	4,077	3,759	793	696	108
Total Assets	5,386	4,410	2,814	2,422	1,737

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

At 12/31/2003:
$478,369 of the Company's assets were located in the United States; and,
$4,016,422 of the Company's assets were located in Canada.

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

Financial Overview

General and administrative expenses
General and administrative expenses consist of wages, audit and legal costs, office, rent and travel. Between 2003 and 2004, G&A increased $212,226. The Company added 1.5 full-time employees in 2004 and modified compensation for the Company's President and CFO, resulting in a total increase in wage costs of $105,182. Audit and legal costs increased $42,988, with the need for qualified help in preparing and vetting the Company's earn in option agreement with Jipangu Inc. on its Golden Trend and HC properties. Travel increased $54,546, with the Company promoting itself in Toronto at the PDAC, in New York at the New York Gold Show, in Montreal, Toronto, New Orleans, Tokyo and, lastly, to institutional investors in Geneva. Company personnel travelled on multiple occasions to Quebec, Ontario and Nevada to research new properties and to acquire and begin promoting the Montgolfier property.

Breakdown of General and Administrative Expenses
	2004	2003	2002
	$	$	$
Wages	245,251	140,069	105,643
Audit and legal	59,895	16,907	89,045
Office	208,788	199,649	244,585
Rent	34,013	33,642	34,066
Travel	82,956	28,410	23,164

	630,903	418,677	496,503

Details the office expenses as categorized in the above table. Office consists of marketing, bank charges, interest expense, general office and miscellaneous costs, courier, professional fees, meals, telephone, shareholder communications, and some smaller costs such as automobile and computer repairs combined as "other". General office consists mainly of the cost of news releases, office equipment leases, office supplies, postage and subscriptions. A general increase in corporate activity and property portfolio size has led to a corresponding increase in many of the activity accounts, such as phone, meals, courier, bank charges and so forth. Professional fees increased year over year as the Company contracts with promoters and investor relations experts.

Breakdown of Office Expenses
	2004	2003	2002
	$	$	$
Marketing	35,098	31,582	1,443
Bank charges	1,870	1,597	899
Interest expense	4,367	9,224	2,825
General office	58,029	61,664	81,509
Courier	6,716	4,045	5,262
Professional fees	65,250	59,584	128,182
Meals	14,603	11,091	7,476
Automobile	1,644	779	827
Telephone	17,069	13,964	14,285
Communications	2,291	5,732	1,733
Other	1,851	387	144

	208,788	199,649	244,585

Office expenses increase in 2004 by $9,139 from 2003. No significant changes in expenses occurred year over year. The Company retained the services of Peter Grandich, Steven Coates and J.J. Treyvaud for promotional and property acquisition activities. Interest expense declined in 2004 versus 2003, due to the repayment in full of the shareholder loan to Jipangu during 2003. During 2002, $7,200 of marketing activity is included in general office that would be included in marketing if accounted for using current practices.

Transfer agent, filing, communications
Total transfer agent and filing costs increased by $428 in 2004. The Company experienced similar filing and transfer agent activity year over year.

Stock-based compensation
During 2004, the Company issued 1,150,000 options and recognized stock-based compensation expense of $205,342 versus 1,550,000 options in 2003 and stock-based compensation expense of $583,069. The average exercise price of options issued in 2004 was $0.66 versus $0.62 in 2003. The lower stock-based compensation expense is mostly attributed to the Company introducing a vesting period for new options issued in 2004. Options that have vesting conditions are expensed over the vesting period. During 2004, 800,000 options were issued to insiders, and 350,000 options were issued to contractors. During 2003, 850,000 options were issued to insiders, and 700,000 options were issued to contractors.

Blackdome caretaking
In the third quarter of 2003, the Company reacquired a 100% interest in the Blackdome Mine from Jipangu Inc. With the repurchase of Jipangu's 50% interest in Blackdome, year over year amounts are not entirely comparable. Had the Company owned a 100% interest in Blackdome for all of 2003, total caretaking expenses would have been $137,871. The adjusted increase of $65,398 for 2004 over 2003 is due to the Company's increased security costs and, predominantly, the Company's decision to contract Rosco Postle & Associates to perform a GIS compilation of all exploration and development data from the early 1980s to present day.

Other income
Interest income was $21,442 in 2004 versus $8,623 in 2003. The increased interest income was due to a higher average cash balance during the year 2004 relative to 2003. Also, the Company invests excess cash in interest-yielding BAs and similar investments. All cash management is done with securities and services offered by the Company's banker, the Bank of Montreal. The Company recognized $12,000 for a crusher sold, which had been previously written off and left on consignment. This amount is offset by a $1,000 writedown in deposits representing a reclamation bond. Lastly, the Company received $55,191 as a management fee from Jipangu Inc. for managing the exploration commitment as stated in the Jipangu J-Pacific Gold Golden Trend and HC option agreement. The Company treats the management fee as a cost recovery rather than a primary source of revenue.

Future income tax recovery
Future income tax recovery in 2004 was $243,000 versus nil in 2003. The recovery is largely tax benefits resulting from the timing differences on exploration expenditures renounced to investors. See Critical Accounting Policies for more information.

After 2004, the Company and most industry participants became aware of a standard format for recognizing estimated drawdown of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors. In prior periods, the Company recognized the benefit in the period in which the flow-through shares were issued. The Company and the industry now recognize the benefit in the period in which the Company files the corresponding tax documents are filed.

Accounts receivable
Gross accounts receivable increased by $19,713. Accounts receivable comprises the Company's GST refund of $19,184 and interest receivable on marketable securities of $8,332.

Mine, property, plant and equipment
The allocations of mine, property, plant and equipment are shown in the table below.

Mine, property, plant and equipement
	2004	2003	2002
	$	$	$
Property costs	5,450	5,450	2,725
Mill	1,901,880	1,862,982	639,812
Plant and mining equipment	197,798	197,798	98,899
Development costs	107,581	107,581	53,391

	2,212,709	2,173,811	794,827

Effective November 20, 2003, the Company acquired the remaining 50% of the issued and outstanding common shares of No. 75 Corporate Ventures Inc. for consideration of $600,000 cash and the issuance of 1,500,000 common shares of the Company. Year ended 2002 shows only the Company's proportionate interest in the No. 75 Corporate Ventures Inc. where as the years ended 2003 and 2004 show a 100% interest in No. 75 Corporate Ventures Inc.

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

Other assets
Other assets represent reclamation bonds in the amount of $47,969 (2003 - $24,500), a letter of credit for indemnifying the Company for reclamation liabilities in the amount of $100,000 (2003 - $100,000), and incorporation costs in the amount of $7,732 (2003 - $7,732). During 2004, the Company placed funds on deposit with the Bureau of Land Management in Nevada to secure drill permits.

Accounts payable
All payables are current trade payables. Included in the year-end value for 2004 and 2003 is $20,000 for audit and tax work related to each year. The increase in accrued liabilities in 2004 over 2003 represents the higher level of exploration work performed late in the year in 2004, both in B.C. and in Nevada, relative to 2003. The Company was actively conducting drilling and exploration between September and December of 2004, while no such activity occurred in 2003 during those months.

Share capital
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

Also, 50,000 shares were issued pursuant to the acquisition of the Company's Montgolfier property. In addition, 1,610,832 warrants were exercised at prices between $0.30 and $0.60 for proceeds of $623,583. Lastly, 175,000 options were exercised for proceeds of $35,000.

As at December 31, 2004, the Company has 44,794,492 shares issued and outstanding, The Company has 4,225,000 options outstanding, with a weighted average term to maturity of 2.69 years and a weighted average exercise price of $0.48 each. Lastly, the Company has 8,046,332 warrants outstanding, with a weighted average term to maturity of 0.70 years and a weighted average exercise price of $0.63 each. During the year, the Company extended warrants due to expire on October 11, 2004, and October 31, 2004, for a period of one year. These warrants carry an exercise price of $0.50 and $0.60 each, respectively.

Contributed surplus
This is the cumulative value of options issued since the Company adopted fair-value accounting for options. All options are valued using the Black Scholes model. Contributed surplus amounts relating to options exercised are moved from contributed surplus to share capital.

Liquidity
For the year ended December 31, 2004, cash used in operations was ($755,454). Net loss was ($792,079), with non-cash adjustments of $17,991 for amortization, $205,342 for stock-based compensation, and ($243,000) for the tax recovery associated with the renunciation of flow-through expenses. Changes in working capital were ($19,713) for accounts receivable, $2,999 for prepaid expenses, and $73,006 for accounts payable. Cash used in financing activities was $1,766,559, which consisted of $1,814,083 from the proceeds of shares issued, offset by ($47,524) in share issuance costs. Cash used in investing activities was ($673,384), consisting of ($847,895) in deferred exploration and development charges, $200,761 from the sale of an option interest to Jipangu, ($23,469) for the purchase of reclamation bonds and ($2,781) for the purchase of other capital assets.

For the year ended December 31, 2003, cash used in operations was ($606,207). Net loss was ($2,352,414) with non-cash adjustments of $17,273 for amortization, $583,069 for stock-based compensation, and $1,198,029 for the writedown of deferred exploration charges. Changes in working capital were $18,055 for accounts receivable, ($2,999) for prepaid expenses and $($67,220) for accounts payable. Cash used in financing activities was $2,347,389, which consisted of $2,058,800 from the proceeds of shares issued and $412,500 for proceeds subscribed to but not yet issued and a net change in the Company shareholder loan of ($123,911). Cash flows used in investing activities was ($980,737), consisting of ($364,055) in deferred exploration and development and mine, property, plant and equipment charges; ($600,000) from the repurchase of the Blackdome partnership share from Jipangu, as well as $1,361 of cash acquired on the repurchase of this joint venture; and, lastly, ($18,043) for the purchase of computer equipment and a truck.

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

page 38
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

Golden Trend HC Option Agreement
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

Montgolfier Acquisition
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

Capital Resources
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

Critical accounting policies

Asset retirement obligation
In 2004, the Company adopted the provisions of CICA 3110, which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The provisions of CICA 3110 have been accounted for retroactively, so that opening balances as at January 1, 2003, and affected financial statement balances for 2003 and prior years have been restated.

Asset Retirement Obligation
	2004	2003
	$	$
Balance at January 1	77,507	200,000
Adoption of asset retirement obligation	-	(128,893)
Accretion expense	6,975	6,400

Balance at December 31	84,482	77,507

For the Company, asset retirement obligations are primarily related to the abandonment of mineral-producing facilities. While the Company is contingently liable for mill, plant and other asset retirement obligations, certain of those obligations are not recognized, since the fair value cannot be estimated due to the uncertainty of the extent or the settlement date of the obligation.

The Company has estimated the net present value of its recognized asset retirement obligations to be $84,482 as at December 31, 2004, based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage, the Company has assumed the payments will be made in 2014. The Company used a credit-adjusted risk-free rate of 9% to calculate the net present value of the asset retirement obligation.

At January 1, 2003, the change resulted in an elimination of a provision for reclamation costs of $100,000, an increase to mine property, plant and equipment of $38,898, a retirement obligation of $71,107, and a reduction to the deficit of $167,791.

Flow-through shares
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. In December 2003, CICA released EIC - 146, Flow-Through Shares, to require that the drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors be credited to income in the year in which the Company completes filing all related tax documents. The Company chose to early-adopt the changes effective January 1, 2003, using the prospective application method. In 2003 the Company corrected its 2003 accounting for a tax recovery on expenses renounced in 2004. Had the Company chosen not to early-adopt this standard, the correction would not have been required. During 2004, the Company recognized a tax recovery on renounced expenses in the amount of $243,000.

Stock-based compensation
In September 2003, the CICA issued an amendment to Section 3870 - "Stock Based Compensation and Other Stock Based Payments." The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock-based payments using the fair-value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in its fiscal year ended December 31, 2003, on a prospective basis, in accordance with the early-adoption provisions of the standard. According to the transitional provisions, early adoption required that compensation expense be calculated and recorded in the statement of operations for options granted on or after January 1, 2003.

Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

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
 --- No Disclosure Necessary ---
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
--- No Disclosure Necessary ---

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

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2004, 2003 and 2002

Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to US generally accepted accounting principles as set out in note 16 and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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

"Nicholas Ferris", President
"Ralph Braun", Chief Financial Officer

("Auditor's Logo")

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"
April 8, 2005	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated April 8, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 8 and 13 to the consolidated financial statements. Our report to the shareholders, dated April 8, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
April 8, 2005	Chartered Accountants

page 63
J-Pacific Gold Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(expressed in Canadian dollars unless otherwise stated)

	2004 $	2003 $
		Restated (notes 8, 13)
Assets Current assets
Cash and cash equivalents	1,333,900	996,179
Accounts receivable	27,516	7,803
Prepaid expenses	-	2,999

	1,361,416	1,006,981

Mine property, plant and equipment (note 4)	2,212,709	2,212,709
Mineral exploration properties (note 5)	1,845,627	1,158,493
Other assets (note 6)	155,701	132,232
Other facilities and equipment (note 7)	15,039	23,274

	5,590,492	4,533,689

Liabilities Current liabilities
Accounts payable and accrued liabilities	119,392	46,386
Asset retirement obligations (note 8)	84,482	77,507

	203,874	123,893

Shareholders' Equity Capital stock (note 9)	16,771,129	14,795,070
Shares subscribed to but not issued	-	412,500
Contributed surplus	865,741	660,399
Deficit	(12,250,252)	(11,458,173)

	5,386,618	4,409,796

	5,590,492	4,533,689

Contingencies and commitments (notes 1, 5, 8 and 11)

Approved by the Board of Directors

"Nick Ferris"	"D'Arcy Adam"
Director	Director

page 64
J-Pacific Gold Inc.
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002
(expressed in Canadian dollars unless otherwise stated)

	2004 $	2003 $	2002 $
		Restated (Notes 8, 13)	Restated (Notes 8, 13)

Expenses
Accretion and amortization	17,991	17,273	13,127
Government, transfer agent and stock exchange fees	56,177	55,749	21,226
General and administrative	630,903	418,677	496,503
Stock based compensation	205,342	583,069	77,330
Care and maintenance	203,269	87,121	57,386

Loss from operations	1,113,682	1,161,889	665,572

Other expenses (income)
Write-off of mineral exploration costs	-	1,198,029	262,661
Write-off of other assets	-	-	35,079
Foreign exchange loss	9,030	1,119	3,055
Interest income	(21,442)	(8,623)	(1,641)
Management fee income (note 12)	(55,191)	-	-
Option income	(37,225)	-	-
Other income	11,000)	-	(12,989)

Loss before income taxes	1,035,079	2,352,414	951,737

Income tax recovery	(243,000)	(134,000)	-
Correction of previously recorded tax recovery (note 13)	-	134,000	-

Loss for the year	792,079	2,352,414	951,737

Basic and diluted loss per common share	0.02	0.07	0.03

Weighted average number of common shares outstanding	43,162,173	35,964,696	31,171,513

page 65
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
(expressed in Canadian dollars unless otherwise stated)

	2004 $	2003 $	2002 $
		Restated (Notes 8, 13)	Restated (Notes 8, 13)
Cash flows from (used in) operating activities
Loss for the year	(792,079)	(2,352,414)	(951,737)
Items not affecting cash
Accretion and amortization	17,991	17,273	13,127
Stock based compensation	205,342	583,069	77,330
Write-off of mineral exploration costs	-	1,198,029	262,661
Write-off of other assets	-	-	35,079
Future income tax recovery	(243,000)	-	-
Change in non-cash working capital items
Accounts receivable	(19,713)	18,055	(20,733)
Prepaid expenses	2,999	(2,999)	13,916
Accounts payable	73,006	(67,220)	40,157

	(755,454)	(55,454)	(530,200)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,814,083	2,058,800	1,215,500
Shares subscribed to but not yet issued	-	412,500	-
Share issuance cost	(47,524)	-	-
Increase in shareholder loan	-	5,663	170,755
Repayment of shareholder loan	-	(129,574)	(86,741)

	1,766,559	2,347,389	1,299,514

Cash flows from (used in) investing activities
Mine property, plant and equipment	-	(400)	(32,481)
Mineral exploration properties	(847,895)	(363,655)	(543,174)
Proceeds from the sale of option interest to related party	200,761	-	-
Repurchase of joint venture from related party	-	(600,000)	-
Cash acquired on repurchase of joint venture	-	1,361	-
Reclamation deposits	(23,469)	-	(4,463)
Purchase of other capital assets	(2,781)	(18,043)	(1,157)

	(673,384)	(980,737)	(572,349)

(Decrease) increase in cash and cash equivalents	337,721	760,445	196,965
Cash and cash equivalents - beginning of year	996,179	235,734	38,769

Cash and cash equivalents - end of year	1,333,900	996,179	235,734

	2004 $	2003 $	2002 $
Income taxes paid	-	-	-
Interest paid	4,367	9,638	2,835

Supplementary cash flow information
During the years ended December 31, 2004, 2003 and 2002, the Company conducted non-cash investing and financing activities as follows:

	2004 $	2003 $	2002 $
Shares issued in repurchase of joint venture interest	-	690,000	-
Shares issued for property	40,000	36,400	45,100

	40,000	726,400	45,100

page 66
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2004, 2003 and 2002
(expressed in Canadian dollars unless otherwise states)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Deficit $	Total Shareholders' Equity $

Balanceas at December 31, 2001	29,154,326	10,749,270	-	(8,327,684)	2,421,586

Change in accounting for asset retirement obligation (note 8)				173,662	173,662
Shares issued for cash	2,210,000	616,500			616,500
Shares issued for cash - flow through	1,649,999	495,000			495,000
Options exercised for cash	270,000	54,000			54,000
Warrants exercised for cash	100,000	50,000			50,000
Shares issued pursuant to property agreements	110,000	45,100			45,100
Stock based compensation			77,330		77,330
Change in accounting for asset retirement obligation (note 8)				(5,871)	(5,871)
Net loss for the year as previously reported				(945,866)	(945,866)

Balanceas at December 31, 2002 as restated	33,494,325	12,009,870	77,330	(9,105,759)	2,981,441

Shares issued for cash	4,075,000	1,630,000			1,630,000
Shares issued for cash - flow through	550,000	220,000			220,000
Shares scubcribed to but not yet issued		412,500			412,500
Warrants exercised for cash	169,335	65,467			65,467
Warrants exercised for cash - flow through	250,000	133,333			133,333
Options exercised for cash	50,000	10,000			10,000
Shares issued pursuant to property agreements	140,000	36,400			36,400
Shares issued for repurchase of joint venture	1,500,000	690,000			690,000
Stock based compensation			583,069		583,069
Change in accounting for asset retirement obligation (note 8)				(6,400)	(6,400)
Correction to previously recorded tax recovery (note 8)				(134,000)	(134,000)
Net loss for the year as perviously reported				(2,212,014)	(2,212,014)

Balance at December 31, 2003 as restated	40,228,660	15,207,570	660,399	(11,458,173)	4,332,466

Shares issued for cash	1,400,000	357,500			357,500
Shares issued for cash - flow through	1,330,000	798,000			798,000
Warrants exercised for cash	1,560,832	593,583			593,583
Warrants exercised for cash - flow through	50,000	30,000			30,000
Options exercised for cash	175,000	35,000			35,000
Shares issued pursuant to property agreements	50,000	40,000			40,000
Share issuance costs		(47,524)			(47,524)
Stock based compensation			205,342		205,342
Tax benefit on flow through shares		(243,000)			(243,000)
Net loss for the year				(792,079)	(792,079)

Balance at December 31, 2004	44,794,492	16,771,129	865,741	(12,250,252)	5,386,618

page 67
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(expressed in Canadian dollars unless otherwise stated)

1	Going concern and nature of operations
J-Pacific Gold Inc. (the "Company") has an accumulated deficit of $12,250,252 at December 31, 2004. Although the Company had a working capital surplus of $1,242,024 at the end of the 2004 year, additional financing is required to sustain the Company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing.

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

The acquisition has been accounted for using the purchase method and is summarized below.

$
Current assets (including cash of $1,361)	1,879
Deposits	10,000
Mine property, plant and equipment	1,378,584

1,390,463
Current liabilities	(463)
Long-term liabilities	(100,000)

Long-term liabilities	1,290,000

4	Mine property, plant and equipment
		2004 $	2003 $
	Property costs	5,450	5,450
	Mill	1,901,880	1,862,982
	Plant and mining equipment	197,798	197,798
	Development costs	107,581	107,581

		2,212,709	2,173,811
	Adjustment for change in accounting for asset retirement obligation (note 8)	-	38,898

		2,212,709	2,212,709

5	Mineral exploration properties
Costs incurred by the Company for acquisition and exploration of mineral properties are shown below:

					2004

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	-	-	-	-	-
Golden Trend (b)	129,748	144,157	-	(129,541)	144,364
HC (c)	58,596	12,624	-	(71,220)	-
Callaghan (e)	21,834	56,617	-	-	78,451
RC (f)	58,596	46,741	-	-	105,337
Elizabeth (g)	115,995	1,032,429	-	-	1,148,424
Blackdome South (h)	-	175,492	-	-	175,492
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	80,000	88,165	-	-	168,165

	480,646	1,565,742	-	(200,761)	1,845,627

					2003

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	422,999	1,058,915	(1,198,029)	(283,885)	-
Golden Trend (b)	117,712	156,193	-	-	273,905
HC (c)	38,520	32,700	-	-	71,220
Callaghan (e)	15,244	40,709	-	-	55,953
RC (f)	38,520	36,551	-	-	75,071
Elizabeth (g)	71,500	409,958	-	-	481,458
Blackdome South (h)	-	175,492	-	-	175,492
Truax (i)	15,877	9,517	-	-	25,394

	720,372	1,920,035	(1,198,029)	(283,885)	1,158,493

a)	Zenda
The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. During 2003, California amended its Surface Mining and Reclamation Act ("SMARA"). In light of uncertainty caused by these amendments, the Company wrote-down the acquisition and related deferred exploration expenditures. However, the Company does not intend to abandon this property.

The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. The vendors can earn up to an additional 550,000 shares dependant upon completing a facility. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (NSR) is payable to underlying interests. To date, $435,773 (2003 - $435,773) of royalties has been prepaid against this obligation, and is included in deferred exploration costs.

b)	Golden Trend
Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% NSR may be purchased. The Company must pay US $10,000 each year as an advance royalty on the NSR. As of 2004, a company who has optioned a 50% interest in the property has assumed the royalties (Note 5d). To date the Company has issued 100,000 common shares against the property and paid against the obligation $117,712 (2003 - $117,712) of royalties; they are included in deferred exploration costs.

c)	HC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The lease is renewable for an additional ten-year term. To date, CDN$22,318 (2003 - $22,318) of royalties have been paid and will be applied against this obligation if the property commences production, and 50,000 shares have been issued; the costs are included in deferred exploration costs. As of 2004, a company who has optioned a 50% interest in the property has assumed the royalties (Note 5d). Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

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
The Company entered into a ten-year lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The lease is renewable for an additional ten-year term. To date, CDN$21,834 (2003 - $15,244) of royalties have been paid and will be applied against this obligation if the property commences production; they are included in deferred exploration costs. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% NSR can be purchased.

The Company staked an additional fifty unpatented mining claims, adjacent to the original ten.

Royalty Schedule
Year		US $

2002	1	5,000
2003	2	5,000
2004	3	5,000
2005	4	20,000
2006	5	25,000
2007	6	25,000
2008	7	25,000
2009+	8+	25,000

f)	RC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The lease is renewable for additional ten-year terms. To date, CDN$42,394 (2003 - $22,318) of royalties have been paid and will be applied against this obligation if the property commences production, and 50,000 shares have been issued; the costs are included in deferred exploration costs. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

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

Crown Grants
To date, CDN$25,000 (2003 - $15,000) of option payments have been paid and 100,000 shares have been issued, the costs are included in deferred exploration costs. The Company has exceeded all work commitments to date. The claims are subject to a 4% NSR of which 2% NSR may be purchased.

In 2004, the Company added six claim blocks to its Elizabeth land package.

	Option Agreement Schedule
Year		CDN $	Shares	Expenditures

2002	1	10,000	50,000	-
2003	2	5,000	50,000	200,000
2004	3	10,000	-	150,000
2005	4	10,000	-	150,000
2006	5	10,000	-	-
2007	6	10,000	-	-
2008	7	10,000	-	-
2009+	8+	10,000	-	-

Blue Claims
To date, CDN$12,000 (2003 - $7,000) of option payments have been paid and 50,000 shares have been issued, the costs are included in deferred exploration costs. The Company has exceeded all work commitments to date. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

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
On February 12, 2004, the Company entered into an option to purchase 100% of 112 staked claims and 32 map-designated cells (totaling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. To date cash payments of CDN$40,000 have been made, and 50,000 shares have been issued; the costs are included in deferred exploration costs. The claims are subject to a 2% NSR of which 1.5% NSR may be purchased.

During 2004, the Company staked an additional sixteen unpatented mining claims, adjacent to the original one hundred and twelve.

Option Agreement Schedule
Year		CDN $	Shares

2004	1	40,000	50,000
2005	2	40,000	-
2006	3	40,000	-
2007	4	100,000	-

page 69
6	Other assets
Other assets include a payment made by the Company for a partial indemnification of site restoration costs of $100,000 (2003 - $100,000), reclamation deposits paid by the Company of $47,969 (2003 - $24,500) and other intangible assets.

7	Office facilities and equipment

				2004

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	50,670	(44,474)	6,196
Office equipment	7 years	26,433	(22,070)	4,363
Leasehold improvements	7 years	16,350	(14,482)	1,868
Vehicle	2 years	7,116	(4,504)	2,612

		100,569	(85,530)	15,039

				2003

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	48,961	(38,907)	10,054
Office equipment	7 years	25,361	(20,888)	4,473
Leasehold improvements	7 years	16,350	(13,858)	2,492
Vehicle	2 years	7,116	(861)	6,255

		97,788	(74,514)	23,274

8	Asset retirement obligation
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

The Company has estimated the net present value of its recognized asset retirement obligations to be $65,236 as at January 1, 2002. The original future liability of $200,000 has been adjusted by $173,662 to reflect the present value of the liability.

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

	2004 $	2003 $	2002 $
Balance at January 1	77,507	71,107	65,236
Accretion expense	6,975	6,400	5,872

Balance at December 31	84,482	77,507	71,107

9	Capital stock
Authorized: 100,000,000 common shares without par value.

Issued:
	a)	During the year ended December 31, 2004:
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

Warrants exercised for cash
On November 21, 39,335 shares were issued on the exercise of warrants for proceeds of $13,801.
On November 24, 30,000 shares were issued on the exercise of warrants for proceeds of $15,000.
On November 27, 33,333 shares were issued on the exercise of warrants for proceeds of $16,666.
On December 29, 66,667 shares were issued on the exercise of warrants for proceeds of $20,000.

Warrants exercised for cash - flow through
On June 26, 166,667 shares were issued on the exercise of flow through warrants for proceeds of $83,333.
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
Shares issued for cash - flow through and non-flow through
On February 21 and March 27, 2002, private placements were completed in the amounts of $160,000 (800,000 shares) and $234,500 (670,000 shares) respectively. Both private placements came with warrants at a price of $0.30 and $0.50 respectively with a two-year expiry date.

On September 30, the Company completed a private placement in the amount of $200,000.10 (666,667 flow-through shares). The private placement came with warrants priced between $0.30 and $0.50 with a two-year expiry date.

On October 11, the Company completed a private placement in the amount of $411,999.60 (1,373,332 shares of which 633,332 where flow through shares). The private placement came with warrants priced between $0.30 and $0.50 with a two-year expiry date.

On October 30, the Company completed a private placement in the amount of $105,000 (350,000 flow-through shares).

Warrants exercised for cash
On June 21, Jipangu Inc. exercised 100,000 warrants obtained in the March 27, 2002 private placement for proceeds of $50,000.

Options exercised for cash
During the month of April 2002, employees, a former director, and contractors exercised a total of 250,000 options for proceeds of $50,000.
On September 4, a contractor exercised 20,000 options for proceeds of $4,000.

Shares issued pursuant to property agreements
On May 23 the company entered into an agreement to acquire mineral rights. As part of the acquisition of these rights, 110,000 shares were issued from treasury with a market value of $45,100. Regulatory approval for these shares was received July 19, 2002.
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

	2004 $	2003 $	2002 $
Consulting	114,529	263,098	77,330
Employees and directors	90,813	319,971	-

	205,342	583,069	77,330

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk free interest rate	2%	3%	3%
Expected life	3.5 years	5 years	4 years
Expected volatility	121%	144%	157%
Expected dividend yield	-	-	-

The weighted average of fair value of options granted or vested during the year was $0.32 (2003 - $0.38; 2002 - $0.18).

The following table summarizes information about the options at December 31, 2005, 2004 and 2003 and the changes for the years then ended:

	Number of shares	2004 Weighted average exercise price $	Number of shares	2003 Weighted average exercise price $	Number of shares	2002 Weighted average exercise price $

Options outstanding -
Beginning of year	3,475,000	0.41	2,155,000	0.25	1,825,000	0.20
Granted	1,150,000	0.66	1,550,000	0.62	600,000	0.37
Exercised	(175,000)	0.20	(50,000)	0.20	(270,000)	0.20
Expired	(225,000)	0.59	(180,000)	0.33	-	-

Options outstanding -
End of year	4,225,000	0.48	3,475,000	0.41	2,155,000	0.25

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.20	1,375,000	1,375,000	1.88	0.20
0.28	150,000	150,000	2.10	0.28
0.30	250,000	250,000	3.41	0.30
0.40	150,000	75,000	4.44	0.40
0.50	500,000	500,000	1.64	0.50
0.60	500,000	125,000	4.76	0.60
0.68	300,000	181,250	2.23	0.68
0.70	600,000	600,000	3.04	0.70
1.00	400,000	300,000	3.10	1.00

	4,225,000	3,556,250	2.69	0.48

During the year ended December 31, 2004, the Company extended the following outstanding stock options:

Number of options	Exercise price $	Original expiry date	New expiry date
100,000	0.50	April 13, 2004	April 13, 2006

page 71
Share Purchase Warrants
	Number of warrants	2004 Weighted average exercise price $	Number of warrants	2003 Weighted average exercise price $	Number of warrants	2002 Weighted average exercise price $

Warrants outstanding -	8,145,831	0.54	3,640,166	0.44	-	-
Beginning of year
Issued in connection with stock	2,178,000	0.77	4,925,000	0.60	3,740,166	0.45
Exercised for common shares	(1,610,832)	0.39	(419,335)	0.47	(100,000)	0.50
Expired	(666,667)	0.50	-	-	-	-

Warrants outstanding -
End of year	8,046,332	0.63	8,145,831	0.54	3,640,166	0.44

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
Effective September 1, 2003, the company entered into an amended lease agreement for office space for a two year period expiring August 31, 2005. The company has also committed to certain operating leases and loan payments for the acquisition of vehicles. The future minimum lease payments required under these agreements are:

	Office $	Vehicles $

2005	24,168	18,504
2006	-	18,504
2007	-	18,504
2008	-	8,767
2009	-	-

12	Related party transactions
During the year ended December 31, 2004 a total of $9,748 was paid to a Director of the Company, for professional fees ($7,000) and for investor relations and corporate promotional activities.

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

13	Income taxes
A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2004 $	2003 $	2002 $
Statutory rates	36%	38%	40%
Loss before income taxes	(1,035,000)	(2,352,000)	(951,000)

Income tax recovery at statutory rate	(369,000)	(885,000)	(380,000)
Loss of foriegn subsidiaries taxed at lower rate	8,000	433,000	6,000
Stock based compensation	73,000	219,000	31,000
Items not deducted for income tax purposes	13,000	2,000	4,000
Effect of change in tax rate	213,000	92,000	157,000
Future income tax asset recognized	(181,000)	5,000	(16,000)

	(243,000)	(134,000)	(198,000)
Correction of previous years tax recovery	-	134,000	198,000

Income tax recovery	(243,000)	-	-

The components of future income taxes are:
	2004 $	2003 $	2002 $
Non-capital losses carryforwards	2,622,000	2,619,000	3,148,000
Resource deductions and capital assets	1,139,000	1,474,000	1,238,000
Asset retirement obligation	30,000	36,000	-

	3,791,000	4,129,000	4,386,000
Valuation allowance	(3,791,000)	(4,129,000)	(4,386,000)

Net future tax assets	-	-	-

The Company has restated certain future income tax asset balances and the valuation allowance for 2003 to correct the balances for a flow-through share renunciation, which occurred in 2004.

As of December 31, 2004, the Company has available tax losses of approximately $6,751,000 that may be offset against future Canadian taxable income. These losses expire as follows:

Year	$
2005	624,000
2006	2,958,000
2007	608,000
2008	542,000
2009	665,000
2010	595,000
2011	759,000

6,751,000

In addition, the Company has Canadian resource related expenditures totaling approximately $5,019,000 that can be carried forward indefinitely to offset future taxable income. The Company also has approximately $1,060,000 of available resource deductions and losses for US tax purposes.

page 73
14	Segmented financial information
The Company operates in three segments: the care and maintenance of the Blackdome Mine in Canada, and the exploration and development of gold properties in both Canada and the USA.
	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $

December 31, 2004
Loss for the year	203,269	1,000	-	587,810	792,079
Total Assets	2,326,202	1,540,975	352,621	1,370,694	5,590,492
Capital Assets	2,215,323	1,517,475	328,152	12,425	4,073,375
Capital Expenditures	-	835,131	52,764	2,781	890,676
Amortization and accretion	6,975	-	-	11,016	17,991
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

December 31, 2003 (restated)
Loss for the year	87,121	-	1,198,029	1,067,264	2,352,414
Total Assets	2,341,863	706,844	478,369	1,006,613	4,533,689
Capital Assets	2,218,965	682,343	476,150	17,018	3,394,476
Capital Expenditures	1,290,400	270,943	129,112	18,043	1,708,498
Amortization and accretion	6,400	-	-	10,873	17,273
Interest income	-	-	-	8,623	8,623
Interest expense	144	-	-	9,224	9,368

December 31, 2002
Loss for the year	44,224	262,661	11,951	632,901	951,737
Total Assets	905,536	415,900	1,552,576	276,692	3,150,704
Capital Assets	794,827	411,400	1,545,067	16,104	2,767,398
Capital Expenditures	32,481	411,750	176,524	1,157	621,912
Amortization and accretion	6,400	-	-	10,873	17,273
Interest income	-	-	-	13,127	13,127
Interest expense	172	-	-	12,817	12,989

15	Material difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP are described below, and the effect of these differences on the consolidated financial statements are summarized as follows:

,
Consolidated Balance Sheets
	2004 $	2003 $
Mineral exploration properties - Canadian GAAP	1,845,627	1,158,493
Cumulative expenditure net of option income - mineral exploration properties expensed - US GAAP	(1,572,111)	(991,357)

Mineral exploration properties - US GAAP	273,516	167,136

Consolidated Statements of Operations
	2004 $	2003 $	2002 $
Net loss for the year - Canadian GAAP	(792,079)	(2,352,414)	(951,737)
Mineral exploration costs capitalized in the year and not expensed	(781,515)	(392,936)	(616,292)
Mineral property option revenue capitalized and not recognized as income	200,761	-	-
Mineral exploration costs written off in the current year and not expensed in prior years	-	1,190,910	-

Net loss for the year - US GAAP	(1,372,833)	(1,554,440)	(1,568,029)
Other comprehensive (loss)	(12,636)	(1,119)	(3,055)

Comprehensive loss for the year - US GAAP	(1,385,469)	(1,555,559)	(1,571,084)

Basic and diluted loss per common share - US GAAP	(0.03)	(0.04)	(0.05)

Weighted average number of common shares outstanding - US GAAP	43,162,173	35,964,696	31,171,513

Consolidated Statements of Cash Flows
	2004 $	2003 $	2002 $
Cash flows from (used in) operating activities - Canadian GAAP	(755,454)	(606,207)	(530,200)
Mineral exploration costs capitalized in the year and not expensed	(781,515)	(392,936)	(616,292)
Mineral property option income capitalized and not recognized as income	200,761	-	-
Mineral exploration costs written off in the current year and not expensed in prior years	-	1,190,910	-

Cash flows from (used in) operating activities - US GAAP	(1,336,208)	191,767	(1,146,492)

Cash flows (used in) investing activities - Canadian GAAP	(673,384)	(980,737)	(572,349)
Mineral exploration costs capitalized in the year and not expensed	781,515	392,936	571,192
Mineral property option revenue capitalized and not recognized as income	(200,761)	-	-
Mineral exploration costs written off in the current year and not expensed in prior years	-	(1,190,910)	-

Cash flows (used in) investing activities - US GAAP	(92,630)	(1,778,711)	(1,157)

Consolidated Statements of Shareholders' Equity
	2004 $	2003 $	2002 $
Shareholders' equity - Canadian GAAP	5,386,618	4,409,796	2,813,650
Cumulative expenditure net of option income - mineral exploration properties (i)	(1,572,111)	(2,189,386)	(1,789,331)
Accumulated other comprehensive income (ii)	14,248	26,884	28,003

Shareholders' equity - US GAAP	3,828,755	2,247,294	1,052,322

i)	Mineral exploration properties
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

The Company has adopted EITF No. 04-2 and EITF No. 04-3 and has elected to retrospectively adjust recorded acquisition and option maintenance costs as Mineral properties in its balance sheets and has ceased charging such costs to operations as incurred prior to the commencement of production. Under the revised policy, significant acquisition costs are capitalized. Exploration and evaluation costs are expensed until a feasibility study indicates the property is economically feasible. Capitalized costs are written down if impairment in the carrying values of mineral properties becomes evident.

On January 1, 2003 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 143, which establishes standards for the recognition and measurement of an asset retirement obligation and its associated retirement costs. The adoption of FASB Statement No. 143 is retroactive and as a result, $173,662 has been recorded as a cumulative adjustment in United States GAAP earnings and as described in note 8, the Company also adopted CICA Handbook Section 3110, which harmonizes with the requirements of FASB Statement No. 143. The adoption of CICA Handbook Section 3110 is also retroactive; however, Canadian GAAP requires the restatement of prior periods rather than recording a cumulative adjustment in the current year.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations and financial position.

In December 2004, the Financial Accounting Standards Board ("FASB", formerly Accounting Principles Board "APB") issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary ssets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.

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

page 76