Form 20-F
J PACIFIC GOLD INC
filed 2007-06-29
CIK 1222758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________ Commission file number 000-50238

J-Pacific Gold Inc. (Exact name of Registrant as specified in its charter)

_______________British Columbia, Canada_______________ (Jurisdiction of incorporation or organization)

Suite 802, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 61,297,164

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 57

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
page 8

INTRODUCTION
J-Pacific Gold Inc. was organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we," "our" and "us" refers to J-Pacific Gold Inc. (unless the context otherwise requires). We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 802, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3. Our telephone number is 604-684-6677.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 6/12/2007, the names of the Directors of the Company.

Table No. 1: Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris		(2)	48	February 1, 2000
D'Arcy Adam	(1)	(3)	54	April 18, 2000
Kazuo Shuto		(4)	69	June 15, 2001
Driffield Cameron	(1)	(5)	59	April 12, 2001
Jean-Pierre Schumacher	(1)	(6)	47	June 11, 2004
Martin Price		(7)	47	November 6, 2006
John Anderson		(8)	43	August 9, 2006

(1) Member of Audit Committee.
(2) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, BC, V6E 3Z6
(3) Business Address: 301 Stewardson Way, New Westminster, BC, V3M 2A5
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, ON M5H 3B7
(6) Business Address: Strehlgasse 4, Zurich, Switzerland 8022
(7) Business Address: Florida Canyon Mining Inc., PO Box 330, Imlay, NV, 89418.
(8) Business Address: Suite 1300 - 885 West Georgia Street, Vancouver, BC, V6C 3E8

1.A.2. Senior Management
Table No. 2 lists, as of 6/12/2007, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2: Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(2)	President/CEO	48	February 1, 2000
Ralph Braun	(1)	(2)	CFO	42	April 1, 2001

(1) He spends 100% of his time on the affairs of the Company.
(2) Business Address: c/o J-Pacific Gold Inc. 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z6
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

1.B. Advisors
The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Marjorie Ross. The Company's legal counsel is McCullough O'Connor Irwin located at #1100 - 888 Dunsmuir Street, Vancouver, B.C. CANADA V6C 3K4. The telephone number of the Company's legal counsel is 604-687-7077 and the contact person is David Gunasekera.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2006, 2005 and 2004, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants. Their report for December 31, 2006, 2005 and 2004 is included later in this document. The selected financial data set forth for Fiscal 2003 and Fiscal 2002 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

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
page 11
Table No. 3: Selected Financial Data (in thousands of CDN$, except per share data)
	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Revenue	0	0	0	0	0
Loss from operations	(1,507)	(871)	(1,114)	(1,162)	(957)
Net loss for the year	(1,225)	(706)	(792)	(2,352)	(946)
Loss per share	(0.02)	(0.02)	(0.02)	(0.07)	(0.03)
Dividends per share	0	0	0	0	0
Wtg. avg. shares (000's)	49,286	44,975	43,162	35,965	31,172
Working capital	3,415	258	1,242	968	156
Long term debt	100	92	84	200	100
Shareholders' equity	9,257	4,964	5,387	4,248	2,814
Total assets	9,584	5,233	5,590	4,495	3,151

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

In 2005, loss for the year was $706,318. In 2005 the Company wrote down it's investment in RC in the amount of $144,287. Also, the Company recognized reduced General and Administrative expenses and reduced Stock Based Compensation expenses. Lastly, a credit to income in the amount of $177,000 was recognized due to the renunciation of flow through shares.

In 2006, loss from operations the year was $1,506,534 or $635,536 higher than in 2005. The increase in loss is due in part to General and Administrative expenses increasing $253,402 in 2006 over 2005. The Company experienced higher salary costs due to more staff, higher travel costs due to promoting the Company in Europe, and higher promotional costs due to an aggressive promotional agenda during 2006. Mine Maintenance also increased $181,176 due to a longer season and more staff during the season. Fuel cost inflation has also contributed to Mine Maintenance cost increases. Stock Based Compensation increased $170,600 in 2006 over 2005. Filing and regulatory fees increased by $28,132 due mostly to increased share capital activity during the year. The higher loss from operations is offset by higher option income and interest income in 2006 over 2005; and, in 2006, the Company did experience lower management fees and no credit to income on the renouncement of flow-through versus 2005.

Exploration is financed by the issuance of shares and by option agreements. Long term liabilities represent the Company's Asset Retirement Obligation (see Detailed Financial Analysis next in this report).

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
page 12

Table No. 4: U.S. Dollar/Canadian Dollar Exchange Rates
	Average	High	Low	Close
May 2007	$1.10	$1.11	$1.07	$1.07
April 2007	$1.13	$1.16	$1.11	$1.11
March 2007	$1.16	$1.18	$1.15	$1.17
February 2007	$1.17	$1.19	$1.16	$1.17
January 2007	$1.18	$1.18	$1.16	$1.18
December 2006	$1.15	$1.17	$1.14	$1.17

Three Months Ended 12/31/06	$1.17	$1.14	$1.12	$1.17
Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.12	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17
Three Months Ended 12/31/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.20	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.22	$1.26	$1.20	$1.21

Fiscal Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Fiscal Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Fiscal Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Fiscal Year Ended 12/31/03	$1.40	$1.57	$1.29	$1.29
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52

The exchange rate was $1.06 on June 12, 2007.
page 13

3.B. Capitalization and Indebtedness
The Company is currently in the process of raising $2,500,000 by way of a private placement. It is expected the private placement will close the week of July 23, 2007.

3.C. Reasons For The Offer And Use Of Proceeds
 The aforementioned proceeds from the private placement will be used for general overhead and exploration of the Company's Montgolfier project and Blackdome Mine project.

3.D. Risk Factors
Company is Incorporated in Canada; which has Different Laws:
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

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception according to CDN GAAP, is ($14,181,963 as of December 31, 2006). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

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

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:
The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. J-Pacific Gold Currently has 6,225,000 share purchase options outstanding and 15,234,672 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 61,273,829 to 82,733,501. This represents an increase of 35.0% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

As of May 31, 2007, J-Pacific Gold has $379,000 in Cash Deposited in a Bank Which Is In Excess of that Financial Institution's Deposit Insurance and If the Bank Were to Fail, J-Pacific Could Forfeit the Cash:
Canadian federal insurance protects cash held on deposit in Canadian federally insured banks. The limit on this insurance is $60,000 per deposit. The Company has $379,000 in excess of this amount on deposit with Bank of Montreal and should the bank fail, J-Pacific Gold could lose this money.

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

The Company has unlimited common shares without par value authorized. At 12/31/2006, the end of the Company's most recent fiscal year, there were 61,297,164 common shares issued and outstanding.

History and Development
J-Pacific Gold Inc. (the "Company" or "J-Pacific") was incorporated under the laws of British Columbia, Canada on February 8, 1990 under the name of Claimstaker Resources Ltd., and changed its name to J-Pacific Gold Inc. on September 5, 2001.

J-Pacific Gold Inc. has two wholly-owned subsidiaries, and a fourth subsidiary wholly owned by a wholly owned subsidiary of the Company:

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
2006: $523,664 for mineral property acquisition and exploration and capital assets

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
page 18

Financings
 The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. To raise equity, the Company completes private placements with the sale of shares or units. Units typically consist of one common share on one warrant exercisable for one common share. To date, warrants are only issued in conjunction with the sale of shares.

Table No. 5: Financings
Fiscal Year	Nature of Share Issuance	No. Shares or Units	Capital Raised	Annual Total
			$	$
2001	Private placement	5,800,000 shares	1,160,000	1,160,000

2002	Private placement	3,859,999 units	1,111,500
	Options exercised	270,000 shares	54,000
	Warrants exercised	100,000 shares	50,000
	Shares for property (1)	110,000 shares	45,100	1,260,600

2003	Private placement	4,625,000 units	1,850,000
	Options exercised	50,000 shares	10,000
	Warrants exercised	419,335 shares	198,800
	Shares for property (1)	140,000 shares	36,400
	Shares for repurchase of joint venture (1)	1,500,000 shares	690,000	2,785,200

2004	Private placement	2,730,000 units	1,568,000
	Options exercised	175,000 shares	35,000
	Warrants exercised	1,610,832 shares	623,583
	Shares for property (1)	50,000 shares	40,000	2,266,583

2005	Private placement	997,500 units	349,125	349,125

2006	Private placement	13,893,072 units	5,031,325
	Options exercised	1,550,000 shares	337,000	5,368,325

(1) deemed fair market value for shares issued

Plan Of Operations
Source of Funds for Fiscal 2007
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating operating revenues during the next year. As of 12/31/2006, the Company had working capital of $3,415,463.

Use of Funds for Fiscal 2007
During Fiscal 2007, the Company estimates that it might expend $900,000 cash on general/administrative expenses. During Fiscal 2007, the Company estimates that it might expend $3,200,000 net on mineral property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
During Fiscal 2007, staffing levels are expected to remain constant.
page 19

4.B. BUSINESS OVERVIEW
Four-Year Corporate History
The Company is a mining and exploration company, focused on gold, with mineral exploration and development properties. The Company holds interests in several gold-silver metal properties in Canada and the United States. The Company holds two advanced stage exploration projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada. The Company also holds the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome, the Blackdome South Project, which is contiguous to the south of Blackdome, the Truax Project near Goldbridge, British Columbia, and the Montgolfier Project in Quebec. In addition to these, the Company has assembled a two early-stage, drill-ready exploration projects located in the State of Nevada: the Golden Trend Project and the Callaghan Project.

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

In 2004, the Company continued expanding its portfolio with the acquisition of the Montgolfier Project near the Montgolfier and Orvilliers Townships of Quebec. In British Columbia, the Company continued with its plan of exploring and expanding its British Columbia land position with a focus of creating an ore base around the fully permitted Blackdome Mine. In Nevada, the Company is continuing with efforts to finance and explore its Nevada properties. In March 2004, the Company announced that it had signed a letter of intent with Jipangu ("Jipangu") Inc. of Tokyo, Japan allowing Jipangu to earn a 50% interest in the Company's Golden Trend and HC properties in Nevada. Jipangu is a private Japanese company focused on investments in the gold sector and is the Company's largest shareholder, owning approximately 33.5% of the Company's outstanding common shares. Jipangu can earn a 50% interest in the projects by funding exploration over a four year period in the aggregate amount of US$2,750,000 for the Golden Trend Project, and US$1,750,000 for the HC Project. Jipangu made a cash payment of US$150,000 upon execution of the definitive option agreement, and made a payment of US$150,000 on the first anniversary (May 2005) and will make payments of US$200,000 on succeeding anniversary dates until the option is exercised or terminated. Jipangu is responsible for annual claim maintenance fees and advance royalty payments. Lastly, in 2004, the Company entered into the Quebec mineral market with the acquisition of the Montgolfier Project (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec.

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

In 2006, the Company raised a total of $5,031,325 through a series of four private placement financings. With these new funds, the Company embarked upon an aggressive series of exploration drill programs at its Blackdome Gold Mine in British Columbia and the Montgolfier Project in Quebec. The first phase of exploration drilling at the Blackdome Gold Mine commenced in October of 2006 and by year-end 2006, 10 holes totalling 2,014 metres were drilled. The program focused on testing the projected northern strike extension of the previously producing No. 1 and No. 2 Veins to where the black basaltic rocks of Blackdome Peak mask their surface expression. This northern extension area has not previously been drill-tested, and the 2006 drilling stepped out from 25 to 175 metres from previous work along this direction. Assay results from the program demonstrated strong gold mineralization within the northern strike extension of the No. 1 and No. 2 Veins. In April of 2007, the Company commenced a Phase 2 drill program at the Blackdome Gold Mine consisting of 13 holes totalling approximately 2,600 metres. The Phase 2 program confirmed significant extensions of the known gold-bearing vein structures. At the time of publication, the Company awaits assay results from the Phase 2 program. In January of 2007, the Company commenced an exploration drill program at its Montgolfier Project in Quebec. By March of 2007, the Company completed 27 holes totalling approximately 10,000 metres. Gold-bearing host rock was reported in two of the eight target zones, located in the far western portion of the project and, at the time of publication, the remaining assay results for the 2007 Montgolfier Project are pending.
page 20

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2006:
$251,440 of the Company's assets were located in the United States; and,
$9,332,285 of the Company's assets were located in Canada.

At 12/31/2005:
$166,895 of the Company's assets were located in the United States; and,
$5,065,688 of the Company's assets were located in Canada.

4.C. Organization Structure
 The Company is not part of a "group" and has no significant subsidiaries.

4.D. Property, Plant and Equipment
 The Company's executive offices are located in rented premises of approximately 1,750 sq. ft. at Suite 802, 1166 Alberni Street, Vancouver, B.C., CANADA, V6E 3Z6. The Company began occupying said facility in June 2007.

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

The property is permitted for mine production, processing, development, and general exploration under the terms and conditions of the Mines Act, Permit M-171, issued by the Ministry of Energy and Mines of British Columbia and of the Waste Management Act, Permit PE 7378, issued by the Ministry of Environment and Lands of British Columbia. The Company posted a $100,000 letter of credit in compliance with these permits. These permits subject the Company to various mine, plant, waste dump, wastewater and tailings retirement obligations. Prior to abandonment of the site, reclamation requirements to decommission all tailings and waste dumps, fluid discharge, removal of all plant and equipment, and restoration of the site to an acceptable standard and level of safety will be required to obtain release from the retirement obligations and the underlying letter of credit.

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

The Blackdome Gold Mine began commercial production in 1986 and continued to 1991 during which time it recovered 240,000 ounces of gold from 371,950 tons of ore. In 1994 the property was acquired by Claimstaker Resources Ltd. and following additional underground work and diamond drilling the mine was returned to production in 1998 under a 50/50 joint venture with Jipangu Inc., a private Japanese company. Production ceased in 1999 due to the declining price of gold and the mine has been on care and maintenance since that time. The carrying value of the operation was written down in 2000 to reflect impairment with the cessation of operations. The carrying value currently represents mine plant and equipment (mill, machinery and tailings facility) and deferred exploration charges for exploration performed in 2006. A breakdown of current carrying values is shown on the table below.

Table No. 6:
Breakdown of Mine Property, Plant and Equipment
As at December 31, 2006
$
Geology	112,950
Camp	128,386
Roads	10,280
Drilling	456,150
Assaying	1,130
Mine plant and equipment	2,221,108
Other	32,446

2,962,450

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

Mine property, Plant and Equipment
The mill was built between 1985 and 1988, and hosts a flotation circuit, crusher, ball mill, coarse ore bin, backfill pump, shop, conveyors, shaker table and furnace. The site also hosts an assay lab, storage, electrical and many other utility buildings. Equipment includes a jumbo boom drill, compressors and generators, a five-tonne hoist, two underground scoop trams and a forklift, among a myriad of smaller equipment, tools and parts. All equipment and the mill are in good working condition. The electrical infrastructure is fully intact, with hydro poles running from the mill to the camp. Secondary water sources are intact and providing water to the camp. A new primary water source for the mill would be required to commence milling operations, which would entail drilling a 20 centimetre well to a depth of approximately 180 metres at an estimated cost of $15,000. In addition, to commence operations a 1,500 kVA generator would be required. All adits and stopes are accessible. Road conditions throughout the site are excellent. The tailings dam is fully maintained and inspected each year by an independent geotechnical consulting company. The current camp can accommodate a dozen people with full kitchen, sleeping quarters and related amenities. Camp improvements would be commensurate with the milling and/or mining operation selected. J-Pacific holds the majority of the permits to operate the Blackdome Gold Mine at a rate of 200 tonnes per day.

In summary, J-Pacific has a well-maintained site that can be readied for recommencement of production on short notice (less than three months) given the delineation of minable ore bodies. Management intends to develop a sustainable ore body on the land package accumulated around the Blackdome mill, which includes the Blackdome, Blackdome South and Elizabeth Properties. More information on the individual property exploration plans and results are contained in the in the discussion under each property name.

Recent Work on the Property
During 2003, the Company continued to build a land base around the Blackdome Gold Mine, with the acquisition of new ground at the Blackdome South Project and the Elizabeth Property, as well as resuming exploration activities designed to expand the current drill-inferred resource.

In May 2004, RPA was retained by the Company to review the geological data for Blackdome, construct 3-D models of the veins, compile the data into a geographic information system ("GIS") system to facilitate review and ongoing exploration work, and prepare a report outlining exploration targets for the property.

RPA compiled much of the geological information for the property into computer databases, in order to support future exploration programs. Company personnel entered the drilling data into a Gemcom database, and RPA used this to construct 3-D solid models of the vein systems. RPA also supervised the scanning and compilation of the surface geological mapping into a GIS database. These solid models and databases provide very powerful tools for developing exploration targets. RPA made the following observations regarding the principal characteristics of the ore at Blackdome:

* Ore shoots are high grade and relatively small, with highly variable grades.
* Shoots are located in dilatant zones along the principal fault structures, most notably the No. 1 and No. 2 Vein structures. These dilatant zones occur primarily where the fault zones change strike or dip.
* Further to the above, the formation of ore is localized in zones of steepening of the principal host faults, caused by refraction of the shear as it passes through relatively more competent stratigraphy (i.e., the Rhyolite Unit).
* Shoots are located in proximity to splays of the principal fault structures.
* Other dilatant zones occur as near-vertical tension fractures developed in the wall of the No. 1 Vein.
Based on RPA's assessment, in October 2006 the Company commenced a 4,000-metre core drilling program in approximately 17 holes, designed to:
* Assess the down-dip/plunge potential of gold mineralization, approximately 50 to 100 vertical metres below the previous mine workings on the No. 1 and No. 2 Veins and approximately 200 to 250 metres below surface.
* Assess the potential of the area where the No. 1 and No. 2 Veins potentially intersect, thereby forming a zone of greater dilatancy and allowing mineralized fluids to penetrate.
* Assess the previously untested northward strike extension of the No. 1 Vein beneath Blackdome Mountain, potentially extending to the No. 17 Vein, approximately 1.3 kilometres to the north.
* Assess the potential of the down-dip/plunge potential of gold mineralization in the Giant Vein.
As of December 31, 2006, the first phase representing 2,104 of the recommended 4,000 metres has been drilled. Exploration was suspended for the winter season and recommenced in May 2007. To date, the second phase totalling an additional 2,600 metres (or 13 holes) was completed. Results are pending and should be available on the Company's web site in late July.

Recommendations
Further exploration and production will be based on to what degree recent drilling has altered the GIS model for the property and to what degree any derived inferred mineral resource calculations are changed. Data and results of exploration are expected to be compiled during the third and fourth quarter of 2007.

The mineral content of the tailings remains of interest. Management concluded metallurgical testing in 2006 and determined recovery of the tailings gold remains slightly uneconomic at current gold prices.
page 23

The Blackdome South Property, British Columbia
The Blackdome South property is a very early exploration stage project that was recently acquired by the Company. There are no gold resources established at this time.

Location and Ownership and Access
In 2002, the Company located 54 claims (341 claim units), tied on to the southern boundary of the Blackdome Mine property. In the spring of 2005, the Company converted the claims to the new British Columbia Minerals Titles Online cell claim system. The property consists of 17 mineral claims totalling 8,618 hectares. All claims are 100% owned by the Company.

Please refer to Blackdome Gold mine section on page 21 (see Map 1).

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

History, Geology, and Mineralization
The first known claims on what is now the Blackdome South property were located in 1980. Throughout the 1980's portions of the property were controlled by a numerous small companies who completed localized geochemical and geophysical surveys and geological mapping. No drilling has been done on the property. In 2001 the Company acquired the project area by staking. For descriptions of the Geology and Mineralization at Blackdome South see the Geology and Mineralization sections under Blackdome Gold Mine on page 22).

Recent Work
During 2002, the Company commissioned extensive geologic reconnaissance and data compilation covering much of the Blackdome South Project. This work verified the existence of a geological setting similar to that of the Blackdome Gold Mine, and identified one area of immediate interest based on previous geological mapping and geochemical sampling.

During 2003, the Company progressed with mapping and sampling within the area of initial interest identified in 2002. The mapping succeeded in identifying a major north-northwesterly-trending fault, which may be a feeder structure for mineralization at depth. In addition, the location of the Hungry Valley Fault, a major terrane-bounding suture, was defined. A total of 503 soil geochemical samples were collected, which identified two areas with anomalous concentrations of copper, mercury and barium. These areas are associated with known structures identified by the geological mapping.

Recommendations
The Company continues to view the property as an integral part of its British Columbia land portfolio and plans to complete limited surface exploration work on the project in summer 2007 or 2008.
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

On May 23, 2002, the Company entered into two option agreements that allows it to purchase the Elizabeth property. In October of 2002, the Company staked two additional mineral claims (24 claim units). In 2003, the Company staked an additional 10 mineral claims (90 claim units) and an additional 9 claims (163 claim units) in the summer of 2004. In the spring of 2005, the Company converted the claims to the new British Columbia Minerals Titles Online cell claim system. In total, the property is comprised of 4 crown-granted mineral claims and 14 mineral claims totalling approximately 9528 hectares.

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

Beginning on May 23, 2004, the Company must also make advanced minimum royalty payments of $10,000 per year, which are to be deducted from any future royalty payments. The agreement also stipulates that the Company must complete exploration work in the amount of $500,000 according to the following schedule: $200,000 by December 31, 2003; $150,000 by December 31, 2004; and, $150,000 by December 31, 2005. The vendors, Mr. Illidge and Mr. White, also retained a four percent Net Smelter Royalty interest of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

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

The agreement also includes a $500,000 exploration work commitment by the Company wherein $50,000 is to be completed by December 31, 2003; $150,000 by December 31, 2004; $150,000 by December 31, 2005; and, $150,000 by December 31, 2006. To date, all work commitments have been achieved and exceeded. Mr. Illidge retains a three percent Net Smelter royalty interest of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

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

Recent Work
In fall 2002, the Company commissioned an extensive mapping, sampling and drilling program on the Elizabeth Property. In detail, the work included grid-based geological mapping, the collection of 440 surface and underground rock samples, and the drilling of 16 diamond drill holes totalling 1,642 metres. This work confirmed the presence of high-grade gold values in known quartz veins, demonstrated the continuity of the structures with host veins, and identified several new areas with potential for economic gold mineralization.

During 2003, the Company continued with mapping, trenching and geochemical sampling. The program included trenching and detailed rock sampling along the strike of a newly discovered gold-bearing vein system, and within the Southwest gold geochemical anomaly (herein "Southwest Anomaly"), in association with an extension of the road system, which improved access to the area. Additional rock and soil sampling and mapping were carried out along all new roads and spurs, and on the extension of the grids in the Southwest Anomaly area and in the No. 9 Vein area. As a result of this work, drill sites were prepared for testing of prospective gold zones. Property-wide geological mapping, to assess the potential for additional favourable mineralized environments, was augmented by expanded stream sediment sampling coverage, and through the production of detailed topographical maps.

During road building in June 2003, several quartz veins were exposed along four road cuts, approximately 400 metres southwest of the area drilled in 2002. Along one road, four separate veins were uncovered over a 55-metre length. The veins range in width from a few centimetres to 2.75 metres. These veins are considered new discoveries, as there is no evidence of previous work in the area.

Highlights of the 2004 drill program included 88.47g Au/t over two metres, 5.33g Au/t over 7.85 metres, 4.53g Au/t over 4.5 metres, and 20g Au/t over one metre. More information is contained in the December 31, 2004, Annual Report and on the Company's website at www.jpgold.com. The program tested the continuity and northern extent of the gold mineralization and the host structures, and seeks to further define the gold zones within the structures.

The 2005 program intersected gold values throughout the Southwest Vein. Importantly, the drilling extended the northerly-trending strike of the Southwest Vein by 240 metres, for a total of approximately 620 metres, and traced it over 286 metres vertically. This substantially increases the known mineralized zone and advances the potential of calculating a gold resource. Some copper mineralization was anticipated, but the program also produced interesting molybdenum values. The copper and molybdenum intersections returned values in excess of 0.5 percent, indicating the potential for additional porphyry copper targets on the property.

During 2006, the Company continued to construct a 3-D GIS model to improve understanding of the geology and gold mineralization on the property. The Company recently completed an aerial photo and digital mapping survey that provides an accurate representation of the local topography, to aid in the planned exploration work.

In June 2007, the Company commenced a 2,000 metre drill program to better define the mineralization of the Southwest and No. 9 Veins. Results should be issued by September 2007.

Recommendations
Management has the objective of completing a 3,000-metre core drilling program. Exploration is expected to commence in July 2007, at an expected cost of $450,000.
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

Recommendations
Although the Company recognizes the property's exploration potential, there are no immediate plans for exploration work. The Company continues to view the property as an integral part of its British Columbia land portfolio.
page 27

Quebec, Canada

Montgolfier Project, Quebec
The Montgolfier Project is an early-stage exploration project that has no developed commercial mineral reserve.

Location and Ownership
The Company announced on February 12, 2004, that it had entered into an option to purchase 100% of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec, 85 kilometres west of the town of Matagami (see Map 2). The agreement with Ressources D. Villeneuve Inc. ("RDV") will also includes 15 additional adjacent mining claims and 18 map designated cells staked by the Company. The property consists of 127 staked claims and 50 map designated cells (totalling 4,830 hectares). Upon regulatory approval, the Company made a payment of $40,000 and issued 50,000 common shares to RDV. To maintain the agreement, the Company made a cash payment of $40,000 on the first anniversary (Feb 2005) and is to make additional cash payments of $40,000 by the second anniversary, and $100,000 by the third anniversary of the agreement. RDV retains a two percent Net Smelter Royalty, of which one and one half percent is purchasable by the Company for $1,500,000.

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

History
Previous exploration on the property was conducted primarily between 1984 and 1991 mainly by three groups: Boulder Mountain Resources, Teck Exploration/Golden Hope Resources, and Placer Dome/Golden Shield Resources. Government of Quebec assessment file records indicate that approximately 78 holes were drilled between 1985 and 1991 along the 25- kilometre strike length of the property, with very little exploration having been conducted since. Geology
The Montgolfier Project is located in the Archean Abitibi Subprovince, a subdivision of the Superior Province, the oldest of the seven Canadian Shield provinces. The project area lies within the north volcanic zone. This region is also known as the Harricana-Turgeon belt. More specifically the project area occurs in proximity to a regional network of interconnected deformation corridors extending from Ontario to the East across the northern volcanic zone of the Abitibi Greenstone belt. The Montgolfier property is primarily underlain by rocks of the Taibi basin. This sedimentary basin strikes generally east to east-northeast and is composed of wackes, mudrocks, polymictic conglomerates, oxide iron formation (magnetite) and minor transitional affinity mafic lavas. To the south of the Taibi Basin lie the Cartwright and the Dieppe domains. The Cartwright domain consists of mafic tholeiitic lavas and ultramafic intrusions, while the Dieppe domain comprises mafic tholeiitic lavas and intrusions.

Recent Work
The Company contracted SRK Consulting ("SRK") to digitize historical data and build a GIS model to assist in the interpretation of results. The Company contracted Fugro Airborne Surveys to conduct an airborne survey of the Montgolfier Project in March 2005. The high-resolution magnetic and electromagnetic data over the project area, which is covered by thick glacial till, has been received and will help to refine the structural and geological interpretation of the property, as well as to identify and prioritize drill targets for testing.

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a mineral reserve of 4.9 million tonnes grading 7.69g Au/t, with an indicated mineral resource of 2.7 million tonnes grading 5.11g Au/t, and an inferred mineral resource of 5.7 million tonnes grading 6.50g Au/t (Source: Aurizon Mines Ltd. website).

In the third quarter of 2006, SRK completed an updated independent technical report. From the reinterpretation of historical exploration data and interpretation of the new high-resolution magnetic and apparent resistivity data acquired in 2005, SRK has identified eight areas representing prime gold exploration targets on the Montgolfier Project, as follows:

* Four targets are associated with apparent resistivity lows along change of strike of the Casa Berardi Fault, near the northern contact of the Taibi Sedimentary Basin.
* Two targets are located in the central portion of the project area, where interpreted iron-formation units are broken off by distinct subsidiary structures.
* Two targets are located in the eastern portion of the property and related with graphitic faults crosscutting folded iron formations.
In SRK's opinion, the character of the Montgolfier Project is of sufficient merit to recommend an initial drilling program designed to investigate the eight conceptual targets with 27 boreholes totalling 10,800 metres. The Company commenced a 10,000-metre drill program in January 2007. Drilling was completed in April 2007. Promising assay results from the first six holes testing Target Areas No. 1 and No. 2 have been received. The two areas are over two kilometres apart, at the western portion of the Montgolfier Project. At Target Area No. 1, drill hole JPN07-01 intersected 0.28g Au/t over 16.0 metres, in graphitic schists associated with the Casa Berardi Fault ("CFB"), at an estimated vertical depth of 129 metres. However, approximately 20 metres down the hole and north of the fault, the hole cut through a 15-metre-wide zone of favourable quartz-sulphide-tourmaline veining. Although this hydrothermal quartz vein zone is only weakly anomalous in gold (around 100 ppb) it contains between five and 25 per cent arsenopyrite and pyrite. At Target Area No. 2, four separate gold-bearing intersections were encountered in hole JPN07-06, within a 30-metre zone of strongly deformed muscovite- and pyrite-altered volcanic schists that are weakly anomalous in gold, at an estimated vertical depth of 163 metres: 2.4g Au/t over 1.4 metres, 2.9g Au/t over 1.1 metres, 1.9g Au/t over 7.1 metres, and 1.3g Au/t over 1.6 metres.

More detailed results and tabular presentation is available at the Company's web site (www.jpgold.com) in recent news releases. Additional assay results are pending.

Recommendations
Gold mineralization in this geological setting can occur at various depths. As host rock has been confirmed by recent drilling, future exploration will be required to discover those areas where the gold has concentrated. Compilation of the 2007 results is expected to be done during the third and fourth quarter of 2007 before additional targeting is confirmed.
page 28

DESCRIPTION OF PROPERTIES: (United States)

Nevada, USA

Map 4 - J-Pacific Nevada Projects

J-Pacific Gold Inc.

Map of the Nevada Properties

Modified by K.S.

RC Project
HC Project
Golden Trend Project
Callaghan Project

Map 4

page 29

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

On July 27, 1998, the Company entered into a letter of agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for payments totalling US$500,000. A down payment of US$25,000 was made on signing and a first instalment of US$175,000 was received by the Company on September 30, 1998. The remaining payments were due on September 30, 1999 and September 30, 2000. During the year ended December 31, 1999, Jipangu terminated the agreement due to the inconclusive results from the initial drill program. The $200,000 was spent on exploration as part of the earn-in agreement thus the Company was not required to repay these funds to Jipangu.

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
page 30

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

In 1998 and 1999, nine drill holes were completed, totalling 2,970 feet, to a maximum depth of 500 feet. Rock types encountered were all upper plate rocks of the Vinini Formation.

In the winter of 2004, the Company commenced a data compilation, digitization and synthesis of the historical work on the property, which resulted in the identification of initial drill targets. In the fall of 2004, the Company completed a preliminary drilling program at Golden Trend, which consisted of two holes: diamond drill hole was completed at 2000 feet, and a reverse circulation hole, was terminated at 1140 feet before reaching its target horizon because of poor drilling conditions. These holes were drilled to test targets with coincident geochemical anomalies and structural traps, which occur in favourable geological settings for hosting mineralization elsewhere in the district. Both drill holes cut significant intervals of hydrothermal alteration associated with anomalous intersections up to 80 ppb gold, and pathfinder elements including mercury (to 1,020 ppm) and zinc (to 4,020 ppm), which correlated well with the gold content. Zinc is particularly indicative of the district's mineralization, the target type at Golden Trend. The geochemical signature was the same in both holes, although the values in the first hole were somewhat higher overall.

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

Recommendations
Attractive targets remain at Golden Trend and will be prioritized for further exploration, in light of the company's new understanding of the property. No time frame or budget has been committed to at this time. Due to the high cost of drilling in Nevada, the Company is considering a joint venture partner for this project.

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

Permitting and bonding requirements of the U.S. Bureau of Land Management (USBLM) and the Nevada Department of Environmental Quality are describe in the Golden Trend section on page 30.
page 31
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

Recent Work
The majority of the 2003 work at Callaghan was focused on identifying drill targets on this large property. The work consisted of data assembly, interpretation and limited mapping. During 2004, the Company completed the digitization of historical data and created a GIS database.

The property is essentially drill ready, with several targets currently identified, and additional targets expected from limited synthesis and interpretation of existing data. The Company completed an MMI geochemical survey in June 2005, which assisted in drill targeting. The Company previously reported plans that included the drilling of at least four reverse-circulation drill holes. In 2006, the Company permitted the planned drill holes at Callaghan and expects to commence a reverse-circulation drilling program in soon subject to financing.

Recommendations
The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data. Estimated costs for the drill exploration program is US$250,000.
page 32
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended December 31, 2006, 2005 and 2004, should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company is a junior resource company focused on gold exploration and mining in North America. Since its inception in 1990, the Company has engaged in a variety of exploration activities as well as small-scale gold production. During the past four years, the Company has been acquiring exploration properties and has been involved in a series of exploration programs on its portfolio of properties. The significant factors shaping the Company include it's relationship with Jipangu Inc. which owns in excess 24% of the common stock of the Company. Other key shareholders, such as the Top Gold AG fund, have assisted the Company's marketing efforts to more actively promote the Company and its activities to European-based investors.

The Company believes that due to the lack of exploration activities over the past two decades, gold production will decline significantly over the coming decade. In light of this, the Company is committed to building a portfolio of exploration projects that have the potential for the discovery of economic ore bodies, exploring these projects and marketing the Company and its exploration activities to investors. The Company has a first world focus and has assembled its portfolio of properties in what are considered to be mining friendly jurisdictions in Canada and the United States. Furthermore, the Company has focused its attention on acquiring properties in historical and/or active mining districts that have well developed infrastructure and a strong mining culture. Currently, the Company has a portfolio of seven exploration projects, a significant quantity for a junior mining and exploration company.

In British Columbia, the Company's ownership of the Blackdome property significantly influenced the Company's decision to actively explore land in proximity to the permitted milling facility at the Blackdome Gold Mine. It is the Company's long term plan to build an ore body capable of sustaining milling operations over a multi-year time horizon. The Company's 2003 re-acquisition of a 100% ownership interest in the Blackdome property was critical to the decision to maintain and/or actively explore the Blackdome South and Elizabeth properties, which are in close proximity to the Blackdome milling facility.

Additional key elements shaping the Company can be found in 4.B. Business Overview, "Four Year Corporate History" of this document.

Financial Overview
The following discussion relates to the audited financial statements of the Company for the years ended December 31, 2006, 2005 and 2004.

General and administrative expenses
General and administrative expenses consist of wages, audit and legal costs, general corporate and office costs, rent and travel costs (see Table 7). Wages increased from 2005 to 2006 due to an increase in staffing. Audit and legal costs increased in 2006 over 2005 because of professional services contracted for the preparation of private placements and other general corporate initiatives. Audit and legal costs returned to normal in 2005. In 2004, audit and legal costs were high, as Management required professional help in writing the option agreement on the HC and Golden Trend Projects. Travel costs increased in 2006, as Management commenced promotional activities in Europe, Canada and in the United States. Management continued with its promotional strategy through 2006, actively marketing the Company in Quebec, Ontario, the United States and in Europe by attending trade shows and holding presentations for institutional investors.

Table No. 7:
Breakdown of General and Administrative Expenses
	2006	2005	2004
	$	$	$
Wages	302,810	252,752	245,251
Audit and legal	63,523	16,013	59,895
Office	246,698	152,007	208,788
Rent	35,405	33,307	34,013
Travel	138,614	79,569	82,956

	787,050	533,648	630,903

Table 8 details the office expenses as categorized in Table 7. Media and investor relations costs increased $77,688 in 2006 over 2005. Management's 2006 media and investor relations activities included presentations and participation at major trade shows, a video clip aired on Air Canada flights, and monthly retainers paid to Marston Webb International of New York for media relations work. Interest expense was nil during 2006. In prior years, Part XII.6 tax was incurred on flow-through expenses renounced under the look-back rule. No such interest expense was incurred in 2006, as no renounced flow-through expenses were carried into 2006. General office expenses include such items as postage, supplies, office equipment leases, storage, recycling and Internet. General office expenses declined $7,320 in 2006 from 2005, due mainly to cost savings in the areas of news releases, office supplies and equipment leases. Professional fees increased $14,504 in 2006 due mostly analytical fees incurred by the Company in efforts to promote itself to the professional investment community. Meal expenses increased in 2006 in conjunction with travel costs incurred. Management aggressively marketed the J-Pacific story in Canada, Europe and the United States through fundraising trips and participation in trade shows.

Table No. 8:
Breakdown of Office Expenses
	2006	2005	2004
	$	$	$
Media and investor relations	116,979	28,860	35,098
Bank charges	1,882	1,590	1,870
Interest expense	-	11,195	4,367
General office	34,376	52,400	58,029
Courier	4,621	3,632	6,716
Professional fees	46,307	21,803	65,250
Meals	21,126	12,929	14,603
Automobile	5,021	2,466	1,644
Telephone	11,562	13,771	17,069
Communications	4,240	3,361	2,291
Other	584	-	1,851

	246,698	152,007	208,788

Regulatory fees
Total regulatory fees in 2006 were $66,881, an increase of $28,132 over 2005, due primarily to higher fees paid to the TSX Venture Exchange and other regulators for activity in 2006, mainly on $5 million in private placements.

Stock based compensation
Options with vesting restrictions are expensed over the vesting period.

During 2006, the Board issued 2,250,000 options to Directors and Officers. Of this, 1,250,000 options were issued to offset the exercise of 1,250,000 options issued in 2001. An additional 500,000 options were issued in conjunction with the Board's appointment of a new President in 2006 (since resigned). Lastly, 500,000 options were issued in conjunction with two new Director appointments. The total cost of options vested in 2006 was $282,100. No options were issued in 2005. Stock-based compensation in 2005 was $111,500, representing the cost of options issued in prior years that vested in 2005. During 2004, the Board issued 1,150,000 options as reflected in a stock-based compensation expense of $205,342.

The average cost of options vesting in 2006 was $0.28 (2005 - $0.19, 2004 - $0.32).

Write-off of mineral exploration costs
Management terminated the option agreements on the HC and RC Projects. Management concluded exploration results did not meet exploration and development risk management criteria to justify continued expenditures on the properties. The book value of HC was nil, as it had been reduced by option payments received in prior periods, in accordance with the Golden Trend - HC Option Agreement with Jipangu Inc. The write-off in the amount of $144,287 pertains to the book value for the RC Project. In conjunction with Management terminating the underlying option agreements on the HC and RC Projects with the common vendor, J-Pacific Gold and Jipangu mutually agreed to terminate the Golden Trend - HC Option Agreement and Jipangu's exploration commitments for these properties.

Write-off of other assets
In 2005, Management chose to expense deferred incorporation costs of $6,794, to align itself with U.S. Generally Accepted Accounting Principles.

Sundry income
Until December 2006, Management maintained the Zenda Property in California. Management sought grandfather status and examined new technologies to replace the original heap leach plan. In December 2006, Management abandoned plans to pursue the development of the Zenda Property and returned the property to the original vendor in consideration for $11,653 ($10,000 USD) and royalty payments upon the commencement of production.

Mineral property maintenance
Mineral property maintenance consists of care and maintenance of the Blackdome Mine and expensed exploration costs. Expensed exploration costs were $18,880 and care and maintenance for Blackdome was $332,395 Year over year, care and maintenance costs increased $169,101, due mostly to a doubling of personnel and various maintenance activities. Also, in 2006, Management commenced a program to sample the tailings and test the economic potential of vat leach technology. The full cost of this work, $92,352, was expensed as care and maintenance, and management abandoned vat leach technology. In addition, J-Pacific commenced drilling the targets identified in the 2005 technical report by Roscoe Postle & Associates Inc. ("RPA"). Drilling commenced in October 2006, and approximately half of the expected drilling was completed before the program was halted by winter weather conditions. Drilling is expected to continue in June 2007.

Care and maintenance costs decreased $39,975 in 2005 versus 2004, due mostly to a GIS computer compilation project. During 2004, RPA carried out a GIS compilation of available exploration and development data from the early 1980's to present. Conclusions and recommendations were released in early 2005 in the form of a report titled Technical Report on the Blackdome Mine Property, authored by David W. Rennie of RPA in April 2005, available at jpgold.com/investor_information/downloads/. More detailed information is included in the discussion of the Blackdome Gold Mine later in the Management Discussion and Analysis.

Other income
Interest income increased in 2006 versus 2005, due mostly to a higher average cash balance bearing interest. Interest income decreased in 2005 versus 2004, due mainly to a lower average cash balance bearing interest. Management fee income was $3,322 in 2006, $91,746 in 2005, $55,191 in 2004. The Company earns a management fee as part of its Golden Trend - HC Option Agreement with Jipangu Inc. Management treats the management fee as a cost recovery item rather than a primary source of income. This income stream ended with the termination of the Golden Trend - HC Option Agreement with Jipangu. Option income represents the excess of funds received as part of its Golden Trend - HC Option Agreement with Jipangu over the carrying value of the underlying properties. In 2005, the carrying value of Golden Trend was reduced to nil. The carrying value of HC was reduced to nil in 2004. The Golden Trend - HC Option Agreement was terminated in February 2006, and is reflected in the financial statements for the year ended December 31, 2005.

Income tax recovery
No income tax recovery was recorded in 2006. Income tax recovery in 2005 was $177,000 versus $243,000 in 2004. The recovery is related to tax benefits resulting from the timing differences on exploration expenditures renounced to investors upon issuing flow-through shares. The Company recognizes the recovery in the period in which the appropriate tax documents are filed with the Canada Customs and Revenue Agency.

Accounts receivable
Gross accounts receivable increased $87,533 in 2006 versus 2005. Accounts receivable comprises the Company's expected GST and QST refund, accrued interest on bank investments, considerations for the sale of Equinox Resources back to the original vendor, and some smaller deposits on work commitments to be refunded.

Mine, property, plant and equipment
The allocations of mine property, plant and equipment are shown in Table 9.

Table No. 9:
Mine property, plant and equipment
	2006	2005	2004
	$	$	$
Mill	1,901,880	1,901,880	1,901,880
Plant and equipment	206,197	197,798	197,798
Exploration costs	854,373	113,031	113,031

	2,962,450	2,212,709	2,212,709

The mill was built between 1985 and 1988, and hosts a flotation circuit, crusher, ball mill, coarse ore bin, backfill pump, shop, conveyors, shaker table and furnace. The site also hosts an assay lab, storage, electrical and many other utility buildings. Equipment includes a jumbo boom drill, compressors and generators, a five-tonne hoist, two underground scoop trams and a forklift, among a myriad of smaller equipment, tools and parts. All equipment and the mill are in good working condition. The electrical infrastructure is fully intact, with hydro poles running from the mill to the camp. Secondary water sources are intact and providing water to the camp. A new primary water source for the mill would be required to commence milling operations, which would entail drilling a 20 centimetre well to a depth of approximately 180 metres at an estimated cost of $15,000. In addition, to commence operations a 1,500 kVA generator would be required. All adits and stopes are accessible. Road conditions throughout the site are excellent. The tailings dam is fully maintained and inspected each year by an independent geotechnical consulting company. The current camp can accommodate a dozen people with full kitchen, sleeping quarters and related amenities. Camp improvements would be commensurate with the milling and/or mining operation selected. J-Pacific holds the majority of the permits to operate the Blackdome Gold Mine at a rate of 200 tonnes per day.

In summary, J-Pacific has a well-maintained site that can be readied for recommencement of production on short notice (less than three months) given the delineation of minable ore bodies. Management intends to develop a sustainable ore body on the land package accumulated around the Blackdome mill, which includes the Blackdome, Blackdome South and Elizabeth Properties. More information on the individual property exploration plans and results are contained in this discussion under item 4.D. under each property name. In particular, additional disclosure of Management's 2006 drill program is available under the Blackdome Gold Mine heading.

Other assets
Other assets include reclamation bonds in the amount of $57,100 (2005 - $47,203) and a letter of credit indemnifying the J-Pacific Gold Inc. for reclamation liabilities in the amount of $100,000 (2005 - $100,000). During 2006, additional funds were placed on deposit with the Bureau of Land Management in Nevada to secure drill permits.

Accounts payable and accrued liabilities
In 2006, all payables are trade payables in the amount of $226,065. In 2005, all payables are trade payables in the amount of $57,205. Accrued liabilities in 2005 in the amount of $119,368 represent funds transferred to the Company from Jipangu in excess of expenses incurred to date. Jipangu advanced funds to the Company as per the Golden Trend - HC Option Agreement.

Asset retirement obligation
Management has estimated the net present value of its recognized asset retirement obligations to be $100,373 as at December 31, 2006, based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of the property or during mining activity. Since no abandonment plans are being considered and the property is at a developmental and feasibility stage, Management has assumed the payments will be made in 2014. Management used a credit-adjusted risk-free rate of nine percent to calculate the net present value of the asset retirement obligation. More information on Management's asset retirement obligation is contained in note 8 to the Company's 2006 consolidated financial statements.

Table No. 10:
Asset retirement obligation
	2006	2005	2004
	$	$	$
Balance at January 1	92,085	84,482	77,507
Accretion expense	8,288	7,603	6,975

Balance at December 31	100,373	92,085	84,482

Share capital
Share capital activity in 2006 included shares issued for cash, flow-through shares issued for cash and options exercised for cash.

On June 15, 2006, a private placement was completed in the amount of $630,000 for 1,800,000 Units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until June 15, 2007. Management paid a finder's fee of 62,100 Units. On October 24, 2006, a private placement was commenced and partially completed in the amount of $2,351,125 for 6,717,500 Units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until October 24, 2008. On November 14, 2006, the private placement was progressed in the amount of $700,200 for 2,000,572 Units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until November 14, 2008. Also, on November 14, 2006, the same private placement was completed and closed in the amount of $1,350,000 for 3,375,000 Units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until November 14, 2008. On August 6, 2006, 1,250,000 options were exercised by Officers and Directors of the Company for proceeds of $262,000. On November 26, 2006, 150,000 options were exercised for proceeds of $30,000 and on December 5, 2006, 150,000 options were exercised by a former Director for proceeds of $45,000.

Share capital activity in 2005 consisted of a single private placement of 997,500 Units for proceeds of $349,125. Each Unit consists of one common share and one share purchase warrant eligible for one common share at $0.55 with a two-year expiry date. No warrants or options were exercised in 2005.

In January 2004, the Company completed a private placement of 1.4 million Units for proceeds of $770,000. Each Unit consists of one common share and one share purchase warrant eligible for one common share at $0.75 with a two-year expiry date. In August 2004, a private placement was completed for 500,000 Units for proceeds of $300,000. Each Unit consists of one common share and one half-share purchase warrant, with two half-warrants eligible for one common share at $0.80 with a two-year expiry date. If the warrants were exercised on or before February 28, 2005, each full warrant would qualify as a flow-through share for purposes of the Income Tax Act (Canada). On December 22, 2004, a private placement for 830,000 Units was completed at a price of $0.60 per Unit for total proceeds of $498,000. Each Unit consists of one common share, which will qualify as a flow-through share for purposes of the Income Tax Act (Canada), and one half-warrant, each full warrant entitling the holder to purchase one half additional common share of J-Pacific at a price of $0.80 per share until December 22, 2005. Share capital was reduced by $47,524, reflecting share issuance costs during 2004. Additional share capital activity in 2004 included 50,000 shares issued pursuant to the acquisition of the Montgolfier Project. Lastly, 1,610,832 warrants were exercised at prices between $0.30 and $0.60 for proceeds of $623,583, and 175,000 options were exercised for proceeds of $35,000.

As at December 31, 2006, there are 61,297,164 shares issued and outstanding. There are 3,900,000 options outstanding, with a weighted average term to maturity of 5.82 years and a weighted average exercise price of $0.49 each. There are 15,134,672 warrants outstanding, with a weighted average term to maturity of 1.95 years and a weighted average exercise price of $0.55 each.

Contributed surplus
This is the cumulative value of options issued and not exercised since the Company adopted fair-value accounting for options. All options are valued using the Black Scholes model. Contributed surplus amounts relating to options exercised are moved from contributed surplus to share capital.
page 33
Liquidity
For the year ended December 31, 2006, cash used in operations was ($1,174,112). Net loss was ($1,225,393), with non-cash adjustments of $19,228 for amortization and accretion, $282,100 for stock-based compensation, $11 in unrealized foreign exchange gain on the translation of assets, ($87,533) in changes to accounts receivable and $(162,525) in changes to accounts payable and accrued liabilities. Cash from financing activities was $5,236,656, comprising proceeds from the issuance of common shares of $5,031,325, and proceeds from the options exercised of $337,000 offset by share issuance costs of ($131,669). Cash flows from investing activities were ($942,972), with deferred mine, property, plant and equipment cash flows of ($537,723), deferred mineral exploration costs of ($349,773), reclamation deposits of ($9,910), and other capital assets of ($45,566).

For the year ended December 31, 2005, cash used in operations was ($529,926). Net loss was ($706,318), with non-cash adjustments of $16,552 for amortization and accretion, $111,500 for stock-based compensation, ($177,000) for tax recovery associated with the renunciation of flow-through expenses, $1,704 in unrealized foreign exchange gain on the translation of assets, $144,287 in exploration and development cost write-offs, and $6,794 for the write-down of other deferred costs. Changes in working capital were $57,181, representing a net increase in accounts payable and accrued liabilities, and $15,374 representing a net decrease in accounts receivable. Cash used in financing was $349,125, attributable to a single private placement in October 2005. Cash used in investing activities was ($730,818), consisting of ($873,998) in gross exploration expenditures (not including funds expended on Golden Trend or HC as part of the Company's agreement with Jipangu), offset by $144,365 representing the net option payment treated as a reduction in the carrying value of Golden Trend, and ($1,185) for the purchase of other capital assets.

For the year ended December 31, 2004, cash used in operations was ($755,454). Net loss was ($792,079), with non-cash adjustments of $17,991 for amortization and accretion, $205,342 for stock-based compensation, and ($243,000) for tax recovery associated with the renunciation of flow-through expenses. Changes in working capital were ($19,713) for accounts receivable, $2,999 for prepaid expenses, and $73,006 for accounts payable and accrued liabilities. Cash used in financing activities was $1,766,559, which consisted of $1,814,083 from the proceeds of shares issued, offset by ($47,524) in share issuance costs. Cash used in investing activities was ($673,384), consisting of ($847,895) in deferred exploration and development charges, $200,761 from the sale of an option interest to Jipangu, ($23,469) for the purchase of reclamation bonds, and ($2,781) for the purchase of other capital assets.

Management has been able to generate sufficient funds to finance a growing exploration portfolio from the issuance of shares, the exercise of warrants and the optioning of properties. Management's ability to generate funds is sensitive to investor sentiment in gold exploration and gold investment, the price of physical gold, overall demand for gold, and fiat investments and investor portfolio diversification. In 2006, Management hoped to extract gold contained in Blackdome's tailings facility using a vat leach process but has since determined the only viable extraction process by agitation leach. At current prices, recoveries are too low and do not provide a sufficient return on investment to proceed. As such, the recovery of tailings gold is deferred until such time recovery technologies improve, or with higher gold prices thus potentially providing a profitable return on investment.

Financial instruments
Excess cash is held in savings accounts, banker acceptance notes, GIC's and Rstick's. The primary considerations for cash investments are safety and accessibility. All investments of excess cash have been placed through the Bank of Montreal. These amounts are classified as cash equivalents on the consolidated balance sheets.
page 34
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

5.F. Tabular disclosure of contractual obligations

Table 11:
Payments due by period
	Total	< 1year	1-3 years	3-5 years	> 5 years
Operating lease obligations	355,819	76,946	151,473	127,400	-
Purchase obligations	504	504	-	-	-

5.G. Safe harbor
 --- No Disclosure Necessary ---
page 35

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6.A. Directors and Senior Management
Table 12:
Directors and Senior Management As at June 15, 2007
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director	48	February 1, 2000
Ralph Braun	CFO	42	April 1, 2001
John Anderson	Director	43	August 9, 2006
D'Arcy Adam	Director (1)	54	April 18, 2000
Kazuo Shuto	Director	69	June 15, 2001
Driffield Cameron	Director (1)	59	April 12, 2001
Jean-Pierre Schumacher	Director (1)	47	June 11, 2004
Martin Price	Director	47	November 6, 2006

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

Kazuo Shuto has been a member of the Board of Directors since June 15, 2001. Mr. Shuto is a graduate of Tohoku University where he received a Bachelor of Science Degree in 1956. He is a "Surveyor First Class", a designation he received from the Japanese Association of Surveyors and a "Consultant Engineer of Geology", a designation he received from the Science Technology Agency of the Japanese Government. From 1992 until 1999 he was a senior research geologist for Japan Mining Engineering and since 1999 he has been employed by Jipangu, Inc. as the Exploration Manager. He is also a member of the Board of Directors of Jipangu, which is a major shareholder of the Company.

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

John Anderson has been a member of the Board of Directors since August 9, 2006. A graduate of the University of Western Ontario, Mr. Anderson brings to J-Pacific a wealth of experience in the capital markets, corporate finance and public relations.

Martin Price has been a member of the Board of Directors since November 6, 2006. Mr. Price is Vice-President of U.S. Operations for Jipangu International (a wholly owned subsidiary of Jipangu Inc. of Tokyo and J-Pacific's largest shareholder) and General Manager of the Florida Canyon and Standard Mines in Nevada. Mr. Price brings to J-Pacific over 25 years' experience in mine operations.
page 36

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation
Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2006 ended December 31, 2006, was $254,000.

Table 12:
Summary Compensation Table, Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris	2006	$120,000	-	-	-	500,000	$38,000
Executive Chairman	2005	$120,000	-	-	-	-	-
	2004	$120,000	-	-	-	50,000	-

Mike Michaud	2006	$68,000	-	-	-	500,000	-
President	2005	n/a	n/a	n/a	n/a	n/a	n/a
	2004	n/a	n/a	n/a	n/a	n/a	n/a

Ralph Braun	2006	$84,000	-	-	-	175,000	$17,500
CFO	2005	$84,000	-	-	-	-	-
	2004	$84,000	-	-	-	50,000	-

D'Arcy Adam	2006	-	-	-	-	200,000	$20,000
Director	2005	-	-	-	-	-	-
	2004	-	-	-	-	50,000	-

Driffield Cameron	2006	-	-	-	-	150,000	$15,000
Director	2005	-	-	-	-	-	-
	2004	-	-	-	-	50,000	-

Kazuo Shuto	2006	-	-	-	-	150,000	$15,000
Director	2005	-	-	-	-	-	-
	2004	-	-	-	-	50,000	-

John Anderson	2006	-	-	-	-	250,000	-
Director	2005	n/a	n/a	n/a	n/a	n/a	n/a
	2004	n/a	n/a	n/a	n/a	n/a	n/a

Martin Price	2006	-	-	-	-	250,000	-
Director	2005	n/a	n/a	n/a	n/a	n/a	n/a
	2004	n/a	n/a	n/a	n/a	n/a	n/a

Jean-Pierre	2006	-	-	-	-	-	-
Schumacher	2005	-	-	-	-	-	-
Director	2004	-	-	-	-	300,000	-

page 37
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

Details of Mr. Ferris' contract include remuneration of $120,000 per annum, reimbursement of expenses, vehicle for business use, 12 month severance on a change in control and key man insurance. There is no expiry term. The contract is subject to an annual review by the compensation committee of J-Pacific Gold Inc. Details of Mr. Braun's contract include remuneration of $84,000 per annum, reimbursement of expenses, vehicle for business use, 12 month severance on a change in control and key man insurance. There is no expiry term. The contract is subject to an annual review by the compensation committee of J-Pacific Gold Inc.

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

Stock Options
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits
No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers. The Company has not pension or retirement benefits plan.

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
page 38
Written Management/Consulting Agreements
 Nicholas T. Ferris
Ralph Braun

6.C. Board Practices
Refer to ITEM 6.A.1.

6.C.1. Terms of Office
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts
 --- No Disclosure Necessary ---

6.C.3. Board of Director Committees
 The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on April 18, 2000. The current members of the Audit Committee are: Jean-Pierre Schumacher, D'Arcy Adam and Driffield Cameron. For Fiscal 2006, the Audit Committee met on May 23, August 24 and November 23.

The Company has a Disclosure Committee. Formed in January, 2007, the members of the Disclosure Committee are the President and CFO. The President and CFO must review and approve all news releases. Geological content is reviewed by a qualified person prior to approval by the Disclosure Committee members.

6.D. Employees
As of June 15, 2007, the Company had three and one half full-time employees, including the two members of senior management. As of December 31, 2005 and December 31 2004, the Senior Management were the only full-time employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
The following table Shareholdings of Directors and Executive Officers lists, as of June 15, 2007, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.
page 39

Table 13: Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders As at June 15, 2007
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Nicholas T. Ferris (1)	1,557,333	2.5%
Common	Ralph Braun (2)	590,500	<1%
Common	D'Arcy G. Adam (3)	750,000	1.2%
Common	Kazuo Shuto (4)	550,000	<1%
Common	Driffield Cameron (5)	550,000	<1%
Common	Jean-Pierre Schumacher (6)	520,000	<1%
Common	Martin Price (7)	250,000	<1%
Common	John Anderson (8)	250,000	<1%

Total Directors and Executive Officers		5,017,833	8.2%

Common	Tamisuke Matsufuji (Jipangu Inc)	15,029,055	24.5%

Total Directors/Officers/5% Shareholders		20,046,888	32.7%

Note: Percentages based on 61,273,829 shares outstanding as of June 15, 2007, and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 875,000 represent currently exercisable share purchase options;
(2) of these shares, 406,250 represent currently exercisable share purchase options;
(3) of these shares, 425,000 represent currently exercisable share purchase options;
(4) of these shares, 387,500 represent currently exercisable share purchase options;
(5) of these shares, 387,500 represent currently exercisable share purchase options;
(6) Of these shares, 425,000 represent currently exercisable share purchase options;
(7) Of these shares, 156,250 represent currently exercisable share purchase options; and
(8) Of these shares, 187,500 represent currently exercisable share purchase options.
page 40

Stock Options
The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on June 15, 2007. The plan adopted at each AGM of the Company.

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
page 41

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
page 42
Table 14: Stock Options Outstanding As at June 15, 2007
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	200,000	$0.70	1/3/03	1/3/08
	50,000	$0.60	10/5/04	10/5/09
	500,000	$0.30	8/9/06	8/9/16
	500,000	$0.45	1/4/07	1/4/17

Ralph Braun	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
	175,000	$0.30	8/9/06	8/9/16
	200,000	$0.45	1/4/07	1/4/17
	50,000	$0.45	3/21/07	3/21/17

D'Arcy G. Adam	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
	200,000	$0.30	8/9/06	8/9/16
	250,000	$0.45	1/4/07	1/4/17

Kazuo Shuto	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
	150,000	$0.30	8/9/06	8/9/16
	250,000	$0.45	1/4/07	1/4/17

Driffield Cameron	100,000	$0.70	1/15/03	1/15/08
	50,000	$0.60	10/5/04	10/5/09
	150,000	$0.30	8/9/06	8/9/16
	250,000	$0.45	1/4/07	1/4/17

Jean-Pierre Schumacher	150,000	$0.40	06/11/04	06/11/09
	100,000	$1.00	06/11/04	06/11/09
	50,000	$0.60	10/5/04	10/5/09
	250,000	$0.45	1/4/07	1/4/17

Martin Price	150,000	$0.40	11/6/06	11/6/16
	100,000	$0.70	11/6/06	11/6/16

John Anderson	150,000	$0.40	8/9/06	8/9/16
	100,000	$0.70	8/9/06	8/9/16

Consultant/Employee	100,000	$0.30	5/30/03	5/30/08
	75,000	$0.30	8/9/06	8/9/16
	75,000	$0.45	1/4/07	1/4/17
	300,000	$0.45	3/21/07	3/21/17
	100,000	$0.60	10/5/04	10/5/09
	150,000	$0.65	3/21/07	3/21/17

Total Officers/Directors	4,575,000
Total Employees/Consultants	800,000

Total	5,375,000

page 43
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders
Refer to ITEM #6.E. and the table entitled Table 13: Shareholdings of Directors and Executive Officers, Shareholdings of 5% Shareholders, As at June 15, 2007 a few pages back on Table 13.

7.A.1.b. Significant Changes in Major Shareholders' Holdings
 The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; the table below reflects direct holdings of common shares, refer to ITEM #7.A.1.a for additional information.

Table 15: Changes in Holdings of Major Shareholders
	Shares Owned Dec 31 06	Shares Owned Dec 31 05	Shares Owned Dec 31 04	Shares Owned Dec 31 03
Tamisuke Matsufuji	15,029,055	15,029,055	15,029,055	14,459,055

7.A.1.c. Different Voting Rights
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership
On April 27, 2007, the Company's shareholders' list showed 61,273,829 common shares outstanding with 509 shareholders in Canada.

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
page 44

7.B. Related Party Transactions
 Jipangu Inc. owned approximately 25 percent of the common shares of the Company at December 31, 2006 (2005 - 33%, 2004 - 33%) and has two representatives on the Company's Board of Directors. The Company incurred $35,304 (2005 - $917,458; 2004 - $559,760) of exploration expenditures during the year, which was reimbursed by Jipangu Inc. (note 5d). The Company received $3,322 (2005 - $91,746; 2004 - 55,191) of management fee income from Jipangu Inc. for operating the HC and Golden Trend exploration properties and treats this income as a cost recovery.

On August 6, 2006, 1,250,000 options were exercised by Officers and Directors of the Company for proceeds of $262,000. On December 5, 2006, 150,000 options were exercised by a former Director for proceeds of $45,000.

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
page 45
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

Table 16: TSX Venture Exchange (formerly the Canadian Venture Exchange) Common Shares Trading Activity In Canadian Dollars
Period	High	Low
Month Ended 05/31/07	0.41	0.33
Month Ended 04/30/07	0.48	0.34
Month Ended 03/31/07	0.50	0.40
Month Ended 02/28/07	0.52	0.43
Month Ended 1/31/07	0.58	0.36
Month Ended 12/31/06	0.47	0.34

Fiscal Year Ended 12/31/2006	0.47	0.28
Fiscal Year Ended 12/31/2005	0.43	0.20
Fiscal Year Ended 12/31/2004	0.82	0.27
Fiscal Year Ended 12/31/2003	0.90	0.20
Fiscal Year Ended 12/31/2002	0.70	0.10

Quarter Ended 12/31/06	0.47	0.31
Quarter Ended 09/30/06	0.40	0.28
Quarter Ended 06/30/06	0.47	0.28
Quarter Ended 03/31/06	0.47	0.30
Quarter Ended 12/31/05	0.35	0.25
Quarter Ended 09/30/05	0.43	0.30
Quarter Ended 06/30/05	0.38	0.20
Quarter Ended 03/31/05	0.43	0.28

page 46
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

The TSX Venture Exchange currently has five service centres: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centres provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

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
page 47
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

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund instalments.
page 48
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

In 2004, the Company issued 1,300,000 flow-through shares and 50,000 flow-through shares on the exercise of flow-through warrants. No flow through shares where issued in 2005. In 2006, the Company issued 3,375,000 flow-through shares.

Stock Options
Refer to ITEM 6.E. and the table Table 14: Stock Options Outstanding, As at June 15, 2007 and the table Table 13: Shareholdings of Directors and Executive Officers, Shareholdings of 5% Shareholders, As at June 15, 2007 for additional information.

Share Purchase Warrants
 The following table lists, as of June 15, 2007 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 17: Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued with Shares	Number of Share Purchase Warrants Still Outstanding	Exercise Price First Year	Exercise Price Second Year	Expiration Date of Share Purchase Warrants
6/15/06	1,862,100	1,800,000	$0.55	$0.55	6/15/08
10/26/05	1,083,300	1,083,300	$0.55	$0.55	10/26/07
10/24/06	6,813,700	6,813,700	$0.55	$0.55	10/24/06
11/14/06	4,903,572	4,903,572	$0.55	$0.55	11/14/08
11/15/06	572,000	572,000	$0.55	$0.55	11/15/08

page 49
9.A.6. Differing Rights

9.A.7.a. Subscription Warrants/Right

9.A.7.b. Convertible Securities/Warrants
 --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
 The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
 As of December 31, 2006, the authorized capital of the Company was unlimited common shares without par value. As of December 31, 2006, there were 61,273,829 common shares issued and outstanding.

10.A.2. Shares Not Representing Capital

10.A.3. Shares Held By Company
 --- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants
 Refer to ITEM #6.E. and the table Table 17: Share Purchase Warrants Outstanding for additional information.

10.A.6. History of Share Capital
 The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Table 18: History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised $
2000	Shares for debt	100,000	shares	11,000
	Warrants exercised	555,555	shares	250,000
	Shares for finder’s fee	50,000	shares	20,000

2001	Private placement	5,800,000	shares	1,160,000

2002	Private placement	3,859,999	units	1,111,500
	Options exercised	270,000	shares	54,000
	Warrants exercised	100,000	shares	50,000
	Shares for property	110,000	shares	45,100

2003	Private placement	4,625,000	units	1,850,000
	Options exercised	50,000	shares	10,000
	Warrants exercised	419,335	shares	198,800
	Shares for property	140,000	shares	36,400
	Shares for repurchase of joint venture	1,500,000	shares	690,000

2004	Private placement	2,730,000	units	1,568,000
	Warrants exercised	1,610,832	shares	623,583
	Options exercised	175,000	shares	35,000
	Shares for property	50,000	shares	40,000

2005	Private placement	997,500	units	349,125

2006	Private placement	13,955,172	units	5,031,325
	Options exercised	1,550,000	shares	337,000

page 50
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

All of the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

The Company's Articles and the Company Act of British Columbia ("The Act") contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

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

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund instalments.
page 51
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

10.C. Material Contracts
The following is a list of each material contract to which the Company is a party:

1. Management Agreement with Ralph W. Braun (CFO) of Delta B.C. dated January 1, 2004, as disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to the Company's 20-F Registration Statement dated June, 30, 2004.
2. Management Agreement with Nicholas T. Ferris (President and CEO) of Vancouver B.C., dated January 1, 2004, as disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to the Company's 20-F Registration Statement dated June, 30, 2004.
3. Option and RDV Inc.. of St. Eustache, Quebec for the Montgolfier project dated December 2, 2003. As disclosed in 6.B of this Annual Report and this contract can be found as an exhibit to the Company's 20-F Registration Statement dated June, 30, 2004.
4. Elizabeth Agreement with David White of Vancouver, B.C. and Tom Illidge of Goldbridge B.C., dated May 23, 2002. Option to purchase agreement for the Elizabeth claims. This document can be found as an exhibit to the Company's 20-F Registration Statement dated July, 31, 2003.
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
8. Media relations contract with Marsten Webb dated September 2, 2006. This document can be found as an exhibit to this Annual Report.

page 52
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
page 53
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
page 54

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
page 55
ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert
The Company has two audit committee financial experts: D'Arcy Adam, Driffield Cameron and Jean-Pierre Schumacher.

Mr. Adam attained his experience during 30 years of lending, credit, finance and collections with Canadian Acceptance Corporation, Abee Motors, Derek Dodge and Keywest Ford.

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

ITEM 16B. Code of Ethics
The Company has a code of ethics for the officers, directors, employee and all stakeholders. The code of ethics outlines standards of conduct regarding disclosure, procurements and disbursements, harassment, privacy, Company property and gifts.

ITEM 16C. Principal Accountant Fees and Services
The Company's principal accountant is Morgan & Company. Fees for audit services and services related to statutory and regulatory filings for 2006 were $38,160, and for 2005 were $29,700, and for 2004 was $20,700 paid to Morgan & Company. All work performed by Morgan & Company on the annual engagement are performed by employees of Morgan & Company. Changes to audit standards applicable to financial years ended on or after December 31, 2006, have resulted in audit cost increases.

No other fees were paid to Morgan & Company.

ITEM 16D. Exemptions from the Listing Standards for Audit Committee
--- Not Applicable ---
page 56

PART III

ITEM 17. FINANCIAL STATEMENTS
 The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

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

ITEM 19. EXHIBITS
Page Number
1. Material Contracts -
a. 302 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 72
b. 302 Certification letter, Chief Financial Officer - Ralph Braun
Page 73
c. 906 Certification letter, Chief Executive Officer - Nicholas T. Ferris
Page 74
d. 906 Certification letter, Chief Financial Officer - Ralph Braun
Page 75
2. List of Foreign Patents - N/A
3. Calculation of earnings per share - N/A
4. Explanation of calculation of ratios - N/A
5. List of Subsidiaries - N/A
6. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
7. Other Documents -
Signature Page
Page 71

page 57
Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2006 and 2005

Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in the notes to the financial statements and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, recorded, monitored, reported and assets are safeguarded.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Morgan & Company, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and their report follows.

"Nicholas Ferris", President
"Ralph Braun", Chief Financial Officer

("Auditor's Logo")

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, cash flows, and shareholders' equity for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"
April 12, 2007	Chartered Accountants

page 58
J-Pacific Gold Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005
(expressed in Canadian dollars unless otherwise stated)

	2006 $	2005 $
Assets Current assets
Cash and cash equivalents	3,541,853	422,281
Amounts receivable	99,675	12,142

	3,641,528	434,423

Mine property, plant and equipment (note 3)	2,962,450	2,212,709
Mineral exploration properties (note 4)	2,780,745	2,430,973
Other assets (note 5)	157,100	147,203
Other facilities and equipment (note 6)	41,902	7,275

	9,583,725	5,232,583

Liabilities Current liabilities
Accounts payable and accrued liabilities	226,065	176,573
Asset retirement obligations (note 7)	100,373	92,085

	326,438	268,658

Shareholders' Equity Capital stock (note 8)	22,165,309	16,943,254
Contributed surplus	1,273,941	977,241
Deficit	(14,181,963)	(12,956,570)

	9,257,287	4,963,925

	9,583,725	5,232,583

Approved by the Board of Directors

"Nick Ferris"	"D'Arcy Adam"
Director	Director

page 59
J-Pacific Gold Inc.
Consolidated Statements of Operations
For the years ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars unless otherwise stated)

	2006 $	2005 $	2004 $

Expenses
Accretion and amortization	19,228	16,552	17,991
General and administrative	787,050	533,648	630,903
Mineral property maintenance	351,275	170,549	203,269
Regulatory fees	66,881	38,749	56,177
Stock based compensation	282,100	111,500	205,342

Loss from operations	1,506,534	870,998	1,113,682

Other expenses (income)
Abandoned mineral exploration costs	-	144,287	-
Foreign exchange loss	7,249	1,178	9,030
Interest income	(38,935)	(10,968)	(21,442)
Management fee income	(3,322)	(91,746)	(55,191)
Option income	(234,480)	(37,225)	-
Sundry income	(11,653)	-	(11,000)
Write-off of other assets	-	6,794	-

Loss before income taxes	1,225,393	883,318	1,035,079

Future income taxes recovered	-	(177,000)	(243,000)

Net loss for the year	1,225,393	706,318	792,079

Basic and diluted loss per share	0.02	0.02	0.02

Weighted average number of shares outstanding	49,286,238	44,974,862	43,162,173

page 60
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars unless otherwise stated)

	2006 $	2005 $	2004 $
Cash flows from (used in) operating activities
Net loss for the year	(1,225,393)	(706,318)	(792,079)
Non cash expenses (income)
Abandoned mineral exploration costs	-	144,287	-
Accretion and amortization	19,228	16,552	17,991
Future income taxes recovered	-	(177,000)	(243,000)
Stock based compensation	282,100	111,500	205,342
Unrealized foreign currency translation loss	11	1,704	-
Write-off of other assets	-	6,794	-
Change in non-cash operating working capital balances
Amounts receivable	(87,533)	15,374	(19,713)
Prepaid expenses	-	-	2,999
Accounts payable	(162,525)	57,181	73,006

	(1,174,112)	(529,926)	(755,454)

Cash flows from (used in) financing activities
Proceeds from the issue of units	349,125	1,814,083	2,058,800
Proceeds from the exercise of options	337,000	-	-
Share issuance cost	(131,669)	-	(47,524)

	5,236,656	349,125	1,766,559

Cash flows from (used in) investing activities
Mine property, plant and equipment	(537,723)	-	-
Mineral exploration properties	(349,773)	(873,998)	(847,895)
Proceeds from the sale of option interest	-	144,365	200,761
Other assets - reclamation deposits	(9,910)	-	(23,469)
Purchase of equipment	(45,566)	(1,185)	(2,781)

	(942,972)	(730,818)	(673,384)

Increase (decrease) in cash and cash equivalents	3,119,572	(911,619)	337,721
Cash and cash equivalents - beginning of year	422,281	1,333,900	996,179

Cash and cash equivalents - end of year	3,541,853	422,281	1,333,900

	2006 $	2005 $	2004 $
Income taxes paid	-	-	-

Interest paid	-	11,194	4,367

Supplementary cash flow information
During the years ended December 31, 2006, 2005 and 2004, the Company conducted non-cash investing and financing activities as follows:

	2006 $	2005 $	2004 $
Shares issuance costs	36,336	-	-
Shares issued for property	-	-	40,000

	36,336	-	40,000

page 61
J-Pacific Gold Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars unless otherwise states)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Deficit $	Total Shareholders' Equity $

Balance - December 31, 2003	40,228,660	15,207,570	660,399	(11,458,173)	4,409,796

Share capital units issued for cash	1,400,000	357,500			357,500
Share capital flow-through units issued for cash	1,330,000	798,000			798,000
Warrants exercised for cash	1,560,832	593,583			593,583
Warrants exercised for cash - flow through	50,000	30,000			30,000
Options exercised for cash	175,000	35,000			35,000
Shares issued pursuant to property agreements	50,000	40,000			40,000
Issuance costs - cash		(47,524)			(47,524)
Stock based compensation			205,342		205,342
Tax benefit on flow-through units		(243,000)			(243,000)
Net loss for the year				(792,079)	(792,079)

Balance - December 31, 2004	44,794,492	16,771,129	865,741	(12,250,252)	5,386,618

Share capital units issued for cash	997,500	349,125			349,125
Stock based compensation			111,500		111,500
Tax benefit on flow-through units		(177,000)			(177,000)
Net loss for the year				(706,318)	(706,318)

Balance - December 31, 2005	45,791,992	16,943,254	977,241	(12,956,570)	4,963,925

Share capital units issued for cash	10,518,072	3,681,325			3,681,325
Share capital flow-through units issued for cash	3,375,000	1,350,000			1,350,000
Share capital units issued for broker fees	62,100	21,735			21,735
Options exercised for cash	1,550,000	337,000			337,000
Issuance costs - cash		(131,670)			(131,670)
Issuance costs - warrants and options		(36,335)	14,600		(21,735)
Stock based compensation			282,100		282,100
Net loss for the year				(1,225,393)	(1,225,393)

Balance - December 31, 2006	61,297,164	22,165,309	1,273,941	(14,181,963)	9,257,287

page 62
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(expressed in Canadian dollars unless otherwise stated)

1	Nature of operations
The Company is in the process of exploring its mineral properties and investigating other possible property acquisitions and is considered to be an exploration company. The recoverability of the amounts shown for mineral exploration properties is dependent on the existence of economically recoverable reserves. In this event, the Company will need to obtain necessary financing or option the property to complete development and attain future profitable production.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects.

2	Summary of significant accounting policies
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Accounting principles
The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") as prescribed by The Canadian Institute of Chartered Accountants ("CICA").

Basis of consolidation
The consolidated financial statements include the accounts of J-Pacific Gold Inc. and it's direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc., Auric Resources Inc. and No. 75 Corporate Ventures Inc.

Variable interest entities
CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

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

Mine property, plant and equipment
Mine property, plant and equipment are recorded at cost. The cost of the mine property includes acquisition and betterment costs including directly attributable overhead costs incurred prior to the removal of the assets from service. Amortization and depletion of mine property, plant and equipment costs will be provided using the unit-of-production method based on estimated proven and probable ore reserves.

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

Acquisition costs include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options and royalties are exercisable entirely at the discretion of the optionee, and accordingly, the related amounts are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income. General exploration costs including the Company's Zenda property are expensed as incurred.

Office facilities and equipment
Office facilities and equipment are recorded at cost. Amortization is provided on the straight-line method over the estimated useful lives of the equipment and office facilities at rates ranging from two to seven years.

Long-lived assets
Long-lived assets include mine property, plant and equipment and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in mining and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of mining and mineral properties and capitalized costs and the need for asset impairment write-downs.

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

Asset retirement obligations
The Company follows the CICA accounting standard with respect to asset retirement obligations. Under the standard, legal obligations associated with the future retirement of tangible long-lived assets are recorded as liabilities. The liabilities are recorded in the period management is able to establish a reasonable estimate of a fair value of the retirement obligation. The liabilities are calculated using the net present value of the estimated cash flows required to settle the obligation and are subject to accretion over time for changes in the fair value of the estimated obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depletion and amortization of the underlying assets. The liabilities are subject to accretion over time for changes in the fair value of the obligations.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Share issuance costs
Costs directly identifiable with the raising of share capital financing are charged against share capital. Indirect share issue costs, such as legal and printing, are charged to operations and deficit. Direct share issuance costs incurred in advance of share subscriptions are recorded as deferred financing costs. If the related share subscriptions are not completed the deferred costs are charged to operations.

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

Flow-through shares
Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee (EIC) in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded. The future income tax liability is offset by available future income tax assets and the Company records the future income tax benefit in the statement of operations as a recovery of future income taxes otherwise payable.

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

page 63

3	Mine property, plant and equipment
		2006 $	2005 $
	Mill	1,901,880	1,901,880
	Plant and mining equipment	206,197	197,798
	Exploration costs	854,373	113,031

		2,962,450	2,212,709

The property consists of mineral claims, crown-granted mineral claims and mining leases. Total area of the property is approximately 9,300 hectares.

As of December 31, 2006, mine property, plant and equipment exploration costs include $35,000 paid as an advance against drilling contracted to commence May, 2007.

4	Mineral exploration properties
Costs incurred by the Company for acquisition and exploration of mineral properties are shown below:

					2006

	Acquisition $	Exploration $	Costs reimbursed during the year $	Option interest sold $	Total $

Golden Trend (b)	152,890	150,665	-	(273,905)	29,650
Callaghan (e)	75,409	112,781	-	-	118,190
Elizabeth (g)	145,995	1,587,087	-	-	1,733,082
Blackdome South (h)	-	178,099	-	-	178,099
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	260,000	494,656	-	(128,326)	626,330

	655,377	2,527,599	(128,326)	(273,905)	2,780,745

					2005

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	-	-	-	-	-
Golden Trend (b)	129,748	144,157	-	(273,905)	-
HC (c)	58,596	12,624	-	(71,220)	-
Callaghan (e)	46,542	96,650	-	-	143,192
RC (f)	83,304	60,983	(144,287)	-	-
Elizabeth (g)	130,995	1,526,227	-	-	1,657,222
Blackdome South (h)	-	176,902	-	-	176,902
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	120,000	308,263	-	-	428,263

	585,062	2,335,323	(144,287)	(345,125)	2,430,973

a)	Zenda
On December 29, 2006, the Company sold Zenda.

b)	Golden Trend
The Company, through its subsidiary, owns 100% of Golden Trend. Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR, of which 2% NSR may be purchased. The Company must pay US$10,000 each year as an advance royalty on the NSR. To December 31, 2006, the Company had issued 100,000 shares against the property and had paid $152,890 (2005 - $141,549) against the obligation.

c)	HC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The lease was renewable for an additional ten-year term. Following the cumulative expenditure of US$500,000, the Company had an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims were subject to a 3% NSR of which 2% NSR may be purchased. The Company was required to pay amounts in US dollars each year as an advance royalty on the NSR. As of December 31, 2006, $67,413 (2005 - $67,413) of royalties had been paid and were to be applied against this the NSR obligation if the property commenced production. A complete schedule of royalty obligations is shown in the HC Royalty Schedule table to the right.

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
On April 1, 2004, the Company entered into an option agreement with Jipangu Inc., a related party, for a 50% interest in the Golden Trend and HC Properties. The Company was to receive cash payments totalling US$700,000 and the Optionee was to assume the royalty payments. Once the Optionee completed the exercise, a joint venture was to be formed.

The agreement was terminated February 21, 2006, in conjunction with the Company opting to not renew its lease agreements on the HC and RC properties.

e)	Callaghan
The Company entered into a ten-year lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The lease is renewable for an additional ten-year term. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. At December 31, 2006, $75,409 (2005 - $46,542) of royalties have been paid and will be applied against this obligation if the property commences production. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% NSR can be purchased. A complete schedule of royalty obligations is shown in the Callaghan Royalty Schedule table to the right.

In 2002, the Company staked an additional fifty unpatented mining claims, adjacent to the original ten.

Royalty Schedule
Year		US $

2002	1	5,000
2003	2	5,000
2004	3	5,000
2005	4	20,000
2006	5	25,000
2007	6	25,000
2008	7	25,000
2009+	8+	25,000

f)	RC
On May 23, 2002, the Company entered into a ten-year lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The lease is renewable for additional ten-year terms. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. The claims are subject to a 3% NSR of which 2% NSR may be purchased. The Company was required to pay amounts in US dollars each year as an advance royalty on the NSR. To February 21, 2006, 50,000 shares had been issued and $67,102 (2005 - $67,102) of royalties had been paid and was to be applied against the NSR obligation if the property commenced production.

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
On May 23, 2002, the Company entered into option to purchase agreements for crown granted mineral claims known as the "Elizabeth Property" and for surrounding mineral claims known as the "Blue Claims" in the Lillooet Mining District, British Columbia, Canada. In addition, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer. In October 2002, the Company staked an additional mineral claims. Collectively, the claims are referred to as the "Elizabeth Project." The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the Blackdome Gold Mine.

Crown Grants
To December 31, 2006, $45,000 (2005 - $35,000) of option payments were paid and 100,000 shares have been issued. The Company has exceeded all work commitments to date. The claims are subject to a 4% NSR of which 2% NSR may be purchased.

In 2004, the Company added claim blocks to its Elizabeth land package.

	Option Agreement Schedule
Year		CDN $	Shares	Expenditures

2002	1	10,000	50,000	-
2003	2	5,000	50,000	200,000
2004	3	10,000	-	150,000
2005	4	10,000	-	150,000
2006	5	10,000	-	-
2007	6	10,000	-	-
2008	7	10,000	-	-
2009+	8+	10,000	-	-

Blue Claims
To December 31, 2006, $22,000 (2005 - $17,000) of option payments were paid and 50,000 shares have been issued, the costs are included in capitalized exploration costs. The Company has exceeded all work commitments to date. The claims are subject to a 3% NSR of which 2% NSR may be purchased.

	Option Agreement Schedule
Year		CDN $	Shares	Expenditures

2002	1	2,000	20,000	-
2003	2	5,000	30,000	50,000
2004	3	5,000	-	150,000
2005	4	5,000	-	150,000
2006	5	5,000	-	150,000
2007	6	5,000	-	-
2008	7	5,000	-	-
2009+	8+	5,000	-	-

h)	Blackdome South
During 2002, the Company staked mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These claims have been named the "Blackdome South" project and are held 100% by the Company.

i)	Truax
In 2002, the Company staked mineral claim units contiguous to the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These claims are 100 % held by the Company.

j)	Montgolfier
On February 12, 2004, the Company entered into an option to purchase 100% of staked claims and map-designated cells in Montgolfier and Orvilliers Townships, Quebec. The claims are subject to a 2% NSR of which 1.5% may be purchased. To December 31, 2006, cash payments of $220,000 (2005 - $80,000) have been made, and 50,000 shares have been issued. The Company paid the $100,000 due in 2007 to secure the property and take advantage of consolidation opportunities between these claims and other claims in the area staked by the Company.

During 2004, the Company staked additional unpatented mining claims, adjacent to the original mining claims. During 2005, the Company staked additional map designated cells. The property now comprises approximately 6,900 hectares.

As of December 31, 2006, capitalized mineral exploration costs for Montgolfier includes an advance of $100,000 against drilling scheduled for January 2007 and $50,000 for mobile camp services to accommodate the drill program.

Option Agreement Schedule
Year		CDN $	Shares

2004	1	40,000	50,000
2005	2	40,000	-
2006	3	40,000	-
2007	4	100,000	-

page 64

5	Other assets
Other assets include a letter of credit for a partial indemnification of site restoration costs of $100,000 (2005 - $100,000) and reclamation deposits paid by the Company of $57,100 (2005 - $47,203).

6	Office facilities and equipment
				2006

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	72,591	(54,295)	18,296
Software	3 years	24,824	(3,754)	21,070
Office equipment	7 years	26,433	(24,520)	1,913
Leasehold improvements	7 years	16,350	(15,727)	623

		140,198	(98,296)	41,902

				2005

	Amortization period	Cost $	Accumulated amortization $	Net $

Computer hardware	3 years	51,848	(48,958)	2,890
Office equipment	7 years	26,433	(23,294)	3,139
Leasehold improvements	7 years	16,350	(15,104)	1,246
Vehicle	2 years	7,116	(7,116)	-

		101,747	(94,472)	7,275

7	Asset retirement obligation
Asset retirement obligations relate to the abandonment of mine plant and equipment and land reclamation and remediation costs on mineral exploration properties. The Company has recognized a liability related to the mine property, plant and equipment and has determined that no significant asset retirement liabilities exist in connection with the exploration activities on its other mineral exploration properties.

The Company has estimated the net present value of the asset retirement obligation related to the mine property, plant and equipment to be $100,373 as at December 31, 2006 based on a total future liability of $200,000. These payments are expected to be made in the event of the abandonment of long-lived assets. Since no abandonment plans are being considered and the mine plant and equipment is at a developmental and feasibility stage the Company has assumed the payments will be made in 2014. The Company used a credit adjusted risk free rate of nine percent to calculate the net present value of the asset retirement obligation.

	2006 $	2005 $
Balance at January 1	92,085	84,482
Accretion expense	8,288	7,603

Balance at December 31	100,373	92,085

9	Capital stock
Authorized: 100,000,000 common shares without par value.

Issued:
	a)	During the year ended December 31, 2006:
Shares issued for cash
On June 15, 2006, a private placement was completed in the amount of $630,000 for 1,800,000 share capital units. Each unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until June 15, 2007. The Company paid a finder's fee of 62,100 units.

On October 24, 2006, a private placement was completed in the amount of $2,351,125 for 6,717,500 share capital units. Each unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until October 24, 2008. The Company paid a finder's fee of $33,670 and 96,200 warrants exercisable to purchase a further common share of the Company at a price of $0.55 with a two year expiry date.

On November 14, 2006, a private placement was completed in the amount of $700,200 for 2,000,572 share capital units. Each unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until November 14, 2008.

Shares issued for cash - flow-through
On November 14, 2006, a private placement was completed in the amount of $1,350,000 for 3,375,000 share capital units. Each unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until November 14, 2008. The Company paid a finder's fee of $98,000 and 100,000 warrants exercisable to purchase a further common share of the Company at a price of $0.55 with a two year expiry date.

Options exercised for cash
On August 6, 2006, 1,250,000 options were exercised by officers and directors of the Company for proceeds of $262,000.
On November 26, 2006, 150,000 options were exercised for proceeds of $30,000.
On December 5, 2006, 150,000 options were exercised by a former Director for proceeds of $45,000.

	b)	During the year ended December 31, 2005:
Shares issued for cash
On October 26, 2005, a private placement was completed in the amount of $349,125 for 997,500 units. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.55 per share until October 26, 2007.

	c)	During the year ended December 31, 2004:
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

page 65

9	Stock options and warrants outstanding

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

	2006 $	2005 $	2004 $
Consulting	4,500	20,700	114,529
Employees and directors	277,600	90,800	90,813

	282,100	111,500	205,342

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk free interest rate	2.5%	2%	2%
Expected life	9.5 years	3.4 years	3.5 years
Expected volatility	114%	89%	121%
Expected dividend yield	-	-	-

The weighted average of fair value of options granted or vested during the year was $0.28 (2005 - $0.19; 2004 - $0.32).

The following table summarizes information about the options at December 31, 2006, 2005 and 2004 and the changes for the years then ended:

	Number of shares	2006 Weighted average exercise price $	Number of shares	2005 Weighted average exercise price $	Number of shares	2004 Weighted average exercise price $

Options outstanding -
Beginning of year	3,925,000	0.46	4,225,000	0.48	3,475,000	0.41
Granted	2,250,000	0.37	-	-	1,150,000	0.66
Exercised	(1,550,000)	0.22	-	-	(175,000)	0.20
Expired	(725,000)	0.56	(300,000)	0.67	(225,000)	0.59

Options outstanding -
End of year	3,900,000	0.49	3,925,000	0.46	4,225,000	0.48

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.30	1,350,000	568,750	9.00	0.30
0.40	950,000	493,750	8.42	0.40
0.60	450,000	450,000	2.76	0.60
0.68	150,000	150,000	0.21	0.68
0.70	200,000	200,000	3.21	0.70
1.00	200,000	200,000	2.44	1.00

	3,900,000	2,525,000	6.28	0.49

page 66
Share Purchase Warrants
	Number of warrants	2006 Weighted average exercise price $	Number of warrants	2005 Weighted average exercise price $	Number of warrants	2004 Weighted average exercise price $

Warrants outstanding -	3,858,300	0.64	8,046,332	0.63	8,145,831	0.54
Beginning of year
Issued in connection with stock	14,151,372	0.55	1,083,000	0.55	2,178,300	0.77
Exercised for common shares	-	-	(1,610,832)	0.50	(419,335)	0.47
Expired	(2,775,000)	0.68	(5,271,332)	0.62	(666,667)	0.50

Warrants outstanding -
End of year	15,234,672	0.55	3,858,300	0.64	8,046,332	0.63

J-Pacific warrants are exercisable ONLY for common stock. The following table summarizes information about warrants outstanding and exercisable at December 31, 2006:

Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.55	15,234,672	1.95	0.55

	15,234,672	1.95	0.55

All other terms of the warrants remain unchanged.

page 67

10	Commitments
Effective September 1, 2005, the Company entered into an amended lease agreement for office space for a two year period expiring August 31, 2007. The Company has also committed to certain operating leases and loan payments for the acquisition of vehicles. The future minimum lease payments required under these agreements are indicated in the table to the right.

The Company is committed to spending flow-through share proceeds in the amount of $1,350,000 by March 31, 2009, and to renouncing $1,350,000 of eligible Canadian Exploration Expenditures to the flow-through shareholders by March 31, 2007.

	Office $	Vehicles $

2007	25,918	21,466
2008	-	21,466
2009	-	19,639
2010	-	3,501
2011	-	-

11	Related party transactions
Jipangu Inc. owned 25% of the shares of the Company at December 31, 2006 (2005 - 33%; 2004 - 33%) and has two representatives on the Company's board of directors. The Company incurred $35,304 (2005 - $917,458; 2004 - $559,760) of exploration expenditures during the year, which was reimbursed by Jipangu Inc. The Company received $3,322 (2005 - $91,746; 2004 - 55,191) of management fee income for operating the HC and Golden Trend exploration properties and received a $234,480 ($150,000 US) option payment from Jipangu Inc.

On August 6, 2006, 1,250,000 options were exercised by officers and directors of the Company for proceeds of $262,000. On December 5, 2006, 150,000 options were exercised by a former Director for proceeds of $45,000.

12	Income taxes
A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2006 $	2005 $	2004 $
Statutory rates	34%	35%	36%

Income tax recovery at statutory rate	(417,000)	(308,000)	(369,000)
Loss of foreign subsidiaries taxed at lower rate	7,000	55,000	8,000
Stock based compensation	96,000	39,000	73,000
Items not deducted for income tax purposes	4,000	3,000	13,000
Effect of change in tax rate	61,000	80,000	213,000
Unrecognized (recognized) future income tax assets	249,000	(46,000)	(181,000)
Future income tax recovery	-	(177,000)	(243000)

The components of future income taxes are:
	2006 $	2005 $	2004 $
Non-capital losses carryforwards	2,571,000	2,561,000	2,622,000
Resource deductions and capital assets	882,000	949,000	1,139,000
Asset retirement obligation	34,000	32,000	30,000

	3,487,000	3,542,000	3,791,000
Valuation allowance	(3,487,000)	(3,542,000)	(3,791,000)

Net future tax assets	-	-	-

As of December 31, 2006, the Company has available tax losses of approximately $7,500,000 that may be offset against future Canadian taxable income. These losses expire as follows:

Year	$
2007	2,958,000
2008	608,000
2009	542,000
2010	665,000
2011	760,000
2014	760,000
2015	578,000
2026	794,000

7,500,000

In addition, as of December 31, 2006, the Company has Canadian resource related expenditures totalling approximately $5,514,000 that can be carried forward indefinitely to offset future taxable income.

page 68
13	Segmented financial information
The Company operates in three segments: the care and maintenance of the Blackdome Mine in Canada, and the exploration and development of gold properties in both Canada and the USA.
	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $

December 31, 2006
Loss for the year	332,395	-	18,880	874,118	1,225,393
Total Assets	3,181,791	2,566,403	251,440	3,584,091	9,583,725
Capital Assets	2,962,450	2,562,905	74,648	45,566	5,785,097
Capital Expenditures	537,723	275,125	74,648	45,566	933,062
Amortization and accretion	8,288	-	-	10,940	19,228
Interest income	923	-	-	38,012	38,935
Interest expense	-	-	-	-	-

December 31, 2005
Loss for the year	163,294	-	154,808	388,216	706,318
Total Assets	2,339,708	2,291,279	166,895	434,701	5,232,583
Capital Assets	2,212,709	2,287,780	143,193	7,275	4,650,957
Capital Expenditures	-	770,306	103,692	1,185	875,183
Amortization and accretion	10,217	-	-	6,335	16,552
Interest income	316	-	-	10,652	10,968
Interest expense	115	-	-	11,079	11,194

December 31, 2004
Loss for the year	203,269	1,000	-	587,810	792,079
Total Assets	2,326,202	1,540,975	352,621	1,370,694	5,590,492
Capital Assets	2,215,323	1,517,475	328,152	12,425	4,073,375
Capital Expenditures	-	835,131	52,764	2,781	890,676
Amortization and accretion	6,975	-	-	11,016	17,991
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

14	Material difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)
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

Consolidated Balance Sheets
	2006 $	2005 $
Mineral property, plant and equipment - Canadian GAAP	2,962,450	2,212,709
Cumulative expenditure mine property, plant and equipment - mineral exploration expensed - US GAAP	(749,741)	-

Mineral property, plant and equipment - US GAAP	2,212,709	2,212,709

Mineral exploration properties - Canadian GAAP	2,780,745	2,430,973
Cumulative expenditure net of option income - mineral exploration properties expensed - US GAAP	(2,360,661)	(2,150,889)

Mineral exploration properties - US GAAP	420,084	280,084

Consolidated Statements of Operations
	2006 $	2005 $	2004 $
Net loss for the year - Canadian GAAP	(1,225,393)	(706,318)	(792,079)
Mineral exploration costs capitalized in the year and not expensed	(959,514)	(795,048)	(781,515)
Mineral property option revenue capitalized and not recognized as income	-	144,365	200,761
Mineral exploration costs written off in the current year and not expensed in prior years	-	71,905	-
Unrealized foreign currency translation loss	11	1,704	12,636

Net loss for the year - US GAAP	(2,184,896)	(1,283,392)	(1,360,197)
Other comprehensive (loss)	(11)	(1,704)	(12,636)

Comprehensive loss for the year - US GAAP	(2,184,907)	(1,285,096)	(1,372,883)

Basic and diluted loss per common share - US GAAP	(0.04)	(0.03)	(0.03)

Weighted average number of common shares outstanding - US GAAP	49,286,238	44,974,862	43,162,173

Consolidated Statements of Cash Flows
	2006 $	2005 $	2004 $
Cash flows from (used in) operating activities - Canadian GAAP	(1,174,112)	(529,926)	(755,454)
Mineral exploration costs capitalized in the year and not expensed	(959,514)	(795,048)	(781,515)
Mineral property option income capitalized and not recognized as income	-	144,365	200,761
Mineral exploration costs written off in the current year and not expensed in prior years	-	71,905	-

Cash flows from (used in) operating activities - US GAAP	(2,133,626)	(1,108,704)	(1,336,208)

Cash flows (used in) investing activities - Canadian GAAP	(9,257,287)	(730,818)	(673,384)
Mineral exploration costs capitalized in the year and not expensed	747,496	795,048	781,515
Mineral property option revenue capitalized and not recognized as income	-	(144,365)	(200,761)
Mineral exploration costs written off in the current year and not expensed in prior years	-	(71,905)	-

Cash flows (used in) investing activities - US GAAP	(195,476)	(152,040)	(92,630)

Consolidated Statements of Shareholders' Equity
	2006 $	2005 $	2004 $
Shareholders' equity - Canadian GAAP	9,257,287	4,963,925	5,386,618
Cumulative expenditure net of option income - mineral exploration properties (i)	(2,360,661)	(2,150,889)	(1,572,111)
Cumulative expenditure mine property, plant and equipment - mineral exploration	(749,741)	-	-
Accumulated other comprehensive income (ii)	12,533	12,544	14,248

Shareholders' equity - US GAAP	6,159,418	2,825,580	3,828,755

i)	Mineral exploration properties
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
a) September 2006 - FASB issued Statement No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the financial statements.

b) September 2006 - Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on the financial statements.

c) June 2006 - FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

d) In March 2006 - FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities, with derivatives to qualify for hedge accounting treatment, and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effec tive for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company's future reported financial position or results of operations.

e) In February 2006 - FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

f) November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments". FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments, in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FAS FSP 115-1 does not have an impact on its results of operations or financial position.

g) In June 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154")". SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company chose to adopt the provisions of SFAS 154 in implementing its change in accounting for exploration expenditures to facilitate inter period comparability.

h) May 2005 - FASB issued Statement No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS No. 3 ". FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. FAS 154 requires retrospective application to prior periods' financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position .

i) March 2005 - FASB issued Interpretation No. ("FIN") 47 - "Accounting for Conditional Asset Retirement Obligations". FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this guidance to have a material impact on its financial statements.

j) In March 2005, EITF issued 04-6, "Accounting for Stripping Costs in the Mining Industry, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No.43, "Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing", ("ARB No.43"). Based upon this statement, postproduction-stripping costs are considered as costs of the extracted minerals under a full absorption costing system, and are recognized as a component of inventory to be recognized in costs of mineral sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2 005, with early adoption permitted. The Company has determined that the adoption of this accounting pronouncement does not have an impact on its results of operations or financial position since the Company is still in the exploration stage and has not yet realized any revenues from mining operations.

k) December 2004 - FASB issued Statement No. 123 (revised 2004) ("FAS 123(R)"), "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements, and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. FAS 123(R) replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB (Accounting Principles Board) Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of FAS 123(R) will be effective for the Company beginning with its fiscal year ending 2007. The Company has det ermined that the adoption of FAS 123(R) does not have an impact on its results of operations or financial position.

l) In December 2004, the Financial Accounting Standards Board ("FASB", formerly Accounting Principles Board "APB") issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005.

m) November 2004 - FASB issued Statement No. 151 (FAS 151), "Inventory Costs". The adoption of FAS 151 does not have an impact on the Company's results of operations or financial position.

n) March 2004 - EITF issued EITF 04-3, "Mining Assets' Impairment and Business Combinations" which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets. The Company is in the exploration stage and has not yet established proven or probable reserves. The adoption of FAS 151 does not have an impact on the Company's results of operations or financial position.

15	Subsequent events
On January 4, 2007, the Company issued 1,650,000 stock options to management and board members. Each option entitles the holder to purchase one share on or before January 4, 2017, at a price of $0.45.

On January 17, 2007, the Company committed to a contract for a 10,000-metre core drilling program on the Montgolfier properties at a cost of over $1 million dollars.

On February 28, 2007, 700,000 stock options issued to an officer of the Company were returned for cancellation.

On February 21, 2007, the Company renounced $1,350,000 in flow-through expenses.

On March 21, 2007, the Company issued 500,000 performance based stock options to an officer and employees. Of the total number of options issued, 350,000 options entitle the holder to purchase one common share on or before March 21, 2017, at a price of $0.45. The remaining 150,000 options entitle the holder to purchase once common share on or before March 21, 2017, at a price of $0.65.

page 69

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

page 70
Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Ralph Braun
(Signature)
Ralph Braun
Chief Financial Officer

Date:
June 27, 2007
page 71

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
Dated June 27, 2007

/s/ Nicholas Timothy Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 72

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
Dated June 27, 2007

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 73

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

Date: June 27, 2007

/s/ Nicholas Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 74

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

Date: June 27, 2007

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 75