Form 20-F/A
period 2007-06-29
J PACIFIC GOLD INC
filed 2007-10-15
CIK 1222758

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

(1) Member of Audit Committee.
(2) Business Address: Suite 802 - 1166 Alberni Street, Vancouver, BC, V6E 3Z6
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
(2) Business Address: c/o J-Pacific Gold Inc. 802 - 1166 Alberni Street Vancouver, B.C. V6E 3Z6
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
page 11
Table No. 3: Selected Financial Data (in thousands of CDN$, except per share data)
	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Revenue	0	0	0	0	0
Loss from operations	(1,507)	(871)	(1,114)	(1,162)	(957)
Net loss for the year	(1,225)	(706)	(792)	(2,352)	(946)
Loss per share	(0.02)	(0.02)	(0.02)	(0.07)	(0.03)
Dividends per share	0	0	0	0	0
Wtg. avg. shares (000's)	49,286	44,975	43,162	35,965	31,172
Working capital	3,415	258	1,242	968	156
Long term debt	100	92	84	200	100
Shareholders' equity	9,257	4,964	5,387	4,410	2,814
Total assets	9,584	5,233	5,590	4,534	3,151

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

In 2006, loss from operations the year was $1,506,534 or $635,536 higher than in 2005. The increase in loss is due in part to General and Administrative expenses increasing $253,402 in 2006 over 2005. The Company experienced higher salary costs due to more staff, higher travel costs due to promoting the Company in Europe, and higher promotional costs due to an aggressive promotional agenda during 2006. Mine Maintenance also increased $180,726 due to a longer season and more staff during the season. Fuel cost inflation has also contributed to Mine Maintenance cost increases. Stock Based Compensation increased $170,600 in 2006 over 2005. Filing and regulatory fees increased by $28,132 due mostly to increased share capital activity during the year. The higher loss from operations is offset by higher option income and interest income in 2006 over 2005; and, in 2006, the Company did experience lower management fees and no credit to income on the renouncement of flow-through versus 2005.

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

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:
The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. J-Pacific Gold Currently has 5,375,000 share purchase options outstanding and 15,234,672 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 61,297,164 to 81,906,836. This represents an increase of 35.0% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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
Suite 802, 1166 Alberni Street
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

J-Pacific Gold Inc. has two wholly-owned subsidiaries, and a third subsidiary wholly owned by a wholly owned subsidiary of the Company:

a) No. 75 Corporate Ventures Inc., a wholly owned subsidiary incorporated in British Columbia;
b) Auric Resources Inc., incorporated in the state of Nevada, and is wholly owned by the Company;
c) Golden Trend Resources Inc., incorporated in the state of Nevada, which is the wholly owned subsidiary of the Company's wholly owned subsidiary, Auric Resources Inc.

Capital Expenditures
During the years ended 2002 through 2006, the Company spent the following amounts for mineral property acquisition, mineral exploration and capital assets:

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
page 19

4.B. BUSINESS OVERVIEW
Four-Year Corporate History
The Company is a mining and exploration company, focused on gold, with mineral exploration and development properties. The Company holds interests in several gold-silver metal properties in Canada and the United States. The Company holds two advanced stage exploration projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada. The Company also holds the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome, the Blackdome South Project, which is contiguous to the south of Blackdome, the Truax Project near Goldbridge, British Columbia, and the Montgolfier Project in Quebec. In addition to these, the Company has assembled two early-stage, drill-ready exploration projects located in the State of Nevada: the Golden Trend Project and the Callaghan Project.

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

Location and Ownership
The Golden Trend Project is located in Eureka County, Nevada approximately 300 miles northeast of Reno. The project consists of 111 claims. The project can be reached from Reno, Nevada by traveling east on Interstate 80 to Fernly (30 miles) and then east on U.S. 50 to the intersection of Grass Valley Road (approximately 210 miles) then north west for 45 miles to the property (see Map 4).

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

The Company believes that due to the lack of exploration activities over the past two decades, gold production will decline significantly over the coming decade. In light of this, the Company is committed to building a portfolio of exploration projects that have the potential for the discovery of economic ore bodies, exploring these projects and marketing the Company and its exploration activities to investors. The Company has a first world focus and has assembled its portfolio of properties in what are considered to be mining friendly jurisdictions in Canada and the United States. Furthermore, the Company has focused its attention on acquiring properties in historical and/or active mining districts that have well developed infrastructure and a strong mining culture. Currently, the Company has a portfolio of six exploration projects, and one permitted mine in care and maintenance mode where the Company is exploring the ore body to assess feasibility for operations and production. In total, this is a significant quantity for a junior mining and exploration company.

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

Table No. 8:
Breakdown of Office Expenses
	2006	2005	2004
	$	$	$
Media and investor relations	116,979	39,291	44,048
Bank charges	1,882	1,590	1,870
Interest expense	-	11,195	4,367
General office	34,376	41,969	49,079
Courier	4,621	3,632	6,716
Professional fees	46,307	21,803	65,250
Meals	21,126	12,929	14,603
Automobile	5,021	2,466	1,644
Telephone	11,562	13,771	17,069
Communications	4,240	3,361	2,291
Other	584	-	1,851

	246,698	152,007	208,788

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

The average cost of options vesting in 2006 was $0.28 (2005 - $0.19, 2004 - $0.32).

Write-off of mineral exploration costs
Management terminated the option agreements on the HC and RC Projects. Management concluded exploration results did not meet exploration and development risk management criteria to justify continued expenditures on the properties. The book value of HC was nil, as it had been reduced by option payments received in prior periods, in accordance with the Golden Trend - HC Option Agreement with Jipangu Inc. In 2005, the write-off in the amount of $144,287 pertains to the book value for the RC Project. In conjunction with Management terminating the underlying option agreements on the HC and RC Projects with the common vendor, J-Pacific Gold and Jipangu mutually agreed to terminate the Golden Trend - HC Option Agreement and Jipangu's exploration commitments for these properties.

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

As at December 31, 2006, there are 61,297,164 shares issued and outstanding. There are 3,900,000 options outstanding, with a weighted average term to maturity of 5.82 years and a weighted average exercise price of $0.49 each. There are 15,234,672 warrants outstanding, with a weighted average term to maturity of 1.95 years and a weighted average exercise price of $0.55 each.

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

(1) Member of the audit committee. The Audit Committee is composed of three Directors, all of whom are non-officers of the Company. The Audit Committee meets four times each year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Nicholas T. Ferris was President of the Company from February 1, 2000, through to October, 2006, and again since February 28, 2007, and has been a member of the Board of Directors since February 1, 2000. Mr. Ferris is a graduate of McGill University in Montreal, Quebec where he received a Bachelor of Arts Degree in Economics. Prior to joining the Company he was employed by Canadian Home Income Plan in that company's mortgage department. He was employed by Canadian Home Income Plan from January 1992 until January of 1999. Mr. Ferris currently has no affiliation with any other public or private companies.

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
Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, incentive stock options were granted to Senior Management, Directors, employees and consultants as indicated below.

Stock Option Grants in Fiscal 2006 Ended 12/31/2006

Name	Number of Options Granted	Percentage of total options granted	Exercise Price per Share	Grant Date	Expiry Date	Market Value of Securities Underlying Options on Date of Grant per Share
Mike Michaud	500,000	22.22	$0.40	Jun 7 2006	Jun 7 2016	$0.33
D'Arcy Adam	200,000	8.89	$0.30	Aug 9 2006	Aug 9 2016	$0.29
David Hodson	75,000	3.33	$0.30	Aug 9 2006	Aug 9 2016	$0.29
Driffield Cameron	150,000	6.67	$0.30	Aug 9 2006	Aug 9 2016	$0.29
Kazuo Shuto	150,000	6.67	$0.30	Aug 9 2006	Aug 9 2016	$0.29
Nick Ferris	500,000	22.22	$0.30	Aug 9 2006	Aug 9 2016	$0.29
Ralph Braun	175,000	7.77	$0.30	Aug 9 2006	Aug 9 2016	$0.29
David Anderson	150,000	6.67	$0.40	Aug 9 2006	Aug 9 2016	$0.29
David Anderson	100,000	4.44	$0.70	Aug 9 2006	Aug 9 2016	$0.29
Martin Price	150,000	6.67	$0.40	Nov 6 2006	Nov 6 2016	$0.34
Martin Price	100,000	4.44	$0.70	Nov 6 2006	Nov 6 2016	$0.34

	2,250,000	100	$0.37

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

Stock Options
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits
No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers. The Company has no pension or retirement benefits plan.

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

6.D. Employees
As of June 15, 2007, the Company had nine full-time employees, including the two members of senior management. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

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
page 45
ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information
 As of 12/31/2006, the authorized capital of the Company was an unlimited number of shares without par value. As of 12/31/2006, there were 61,297,164 common shares issued and outstanding.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a passive foreign investment company in the foreseeable future.
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

10.G. Statement by Experts
 The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2006 and Fiscal 2005 is included with the related financial statements in this Annual Report with their consent.

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
ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert
The Company has three audit committee financial experts: D'Arcy Adam, Driffield Cameron and Jean-Pierre Schumacher.

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

page 60
J-Pacific Gold Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars unless otherwise stated)

	2006 $	2005 $	2004 $
Cash flows from (used in) operating activities
Net loss for the year	(1,225,393)	(706,318)	(792,079)
Non cash expenses (income)
Abandoned mineral exploration costs	-	144,287	-
Accretion and amortization	19,228	16,552	17,991
Future income taxes recovered	-	(177,000)	(243,000)
Stock based compensation	282,100	111,500	205,342
Unrealized foreign currency translation loss	11	1,704	-
Write-off of other assets	-	6,794	-
Change in non-cash operating working capital balances
Amounts receivable	(87,533)	15,374	(19,713)
Prepaid expenses	-	-	2,999
Accounts payable	(162,525)	57,181	73,006

	(1,174,112)	(529,926)	(755,454)

Cash flows from (used in) financing activities
Proceeds from the issue of units	5,031,325	349,125	1,814,083
Proceeds from the exercise of options	337,000	-	-
Share issuance cost	(131,669)	-	(47,524)

	5,236,656	349,125	1,766,559

Cash flows from (used in) investing activities
Mine property, plant and equipment	(537,723)	-	-
Mineral exploration properties	(349,773)	(873,998)	(847,895)
Proceeds from the sale of option interest	-	144,365	200,761
Other assets - reclamation deposits	(9,910)	-	(23,469)
Purchase of equipment	(45,566)	(1,185)	(2,781)

	(942,972)	(730,818)	(673,384)

Increase (decrease) in cash and cash equivalents	3,119,572	(911,619)	337,721
Cash and cash equivalents - beginning of year	422,281	1,333,900	996,179

Cash and cash equivalents - end of year	3,541,853	422,281	1,333,900

	2006 $	2005 $	2004 $
Income taxes paid	-	-	-

Interest paid	-	11,194	4,367

Supplementary cash flow information
During the years ended December 31, 2006, 2005 and 2004, the Company conducted non-cash investing and financing activities as follows:

	2006 $	2005 $	2004 $
Shares issuance costs	36,336	-	-
Shares issued for property	-	-	40,000

	36,336	-	40,000

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

Loss per share
Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. No shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2006 and 2005 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

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

4	Mineral exploration properties
Costs incurred by the Company for acquisition and exploration of mineral properties are shown below:

					2006

	Acquisition $	Exploration $	Costs reimbursed during the year $	Option interest sold $	Total $

Golden Trend (b)	152,890	150,665	-	(273,905)	29,650
Callaghan (e)	75,409	112,781	-	-	188,190
Elizabeth (g)	145,995	1,587,087	-	-	1,733,082
Blackdome South (h)	-	178,099	-	-	178,099
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	260,000	494,656	(128,326)	-	626,330

	655,377	2,527,599	(128,326)	(273,905)	2,780,745

					2005

	Acquisition $	Exploration $	Costs written off during the year $	Option interest sold $	Total $

Zenda (a)	-	-	-	-	-
Golden Trend (b)	129,748	144,157	-	(273,905)	-
HC (c)	58,596	12,624	-	(71,220)	-
Callaghan (e)	46,542	96,650	-	-	143,192
RC (f)	83,304	60,983	(144,287)	-	-
Elizabeth (g)	130,995	1,526,227	-	-	1,657,222
Blackdome South (h)	-	176,902	-	-	176,902
Truax (i)	15,877	9,517	-	-	25,394
Montgolfier (j)	120,000	308,263	-	-	428,263

	585,062	2,335,323	(144,287)	(345,125)	2,430,973

a)	Zenda
On December 29, 2006, the Company sold Zenda.

b)	Golden Trend
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
Authorized: unlimted common shares without par value.

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

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk free interest rate	2.5%	2%	2%
Expected life	9.5 years	3.4 years	3.5 years
Expected volatility	114%	89%	121%
Expected dividend yield	-	-	-

The weighted average of fair value of options granted or vested during the year was $0.28 (2005 - $0.19; 2004 - $0.32).

The following table summarizes information about the options at December 31, 2006, 2005 and 2004 and the changes for the years then ended:

	Number of shares	2006 Weighted average exercise price $	Number of shares	2005 Weighted average exercise price $	Number of shares	2004 Weighted average exercise price $

Options outstanding -
Beginning of year	3,925,000	0.46	4,225,000	0.48	3,475,000	0.41
Granted	2,250,000	0.37	-	-	1,150,000	0.66
Exercised	(1,550,000)	0.22	-	-	(175,000)	0.20
Expired	(725,000)	0.56	(300,000)	0.67	(225,000)	0.59

Options outstanding -
End of year	3,900,000	0.49	3,925,000	0.46	4,225,000	0.48

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Exercise price $	Options outstanding	Options exercisable	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.30	1,350,000	568,750	9.00	0.30
0.40	950,000	493,750	8.42	0.40
0.60	450,000	450,000	2.76	0.60
0.68	150,000	150,000	0.21	0.68
0.70	800,000	662,500	3.21	0.70
1.00	200,000	200,000	2.44	1.00

	3,900,000	2,525,000	6.28	0.49

page 66
Share Purchase Warrants
	Number of warrants	2006 Weighted average exercise price $	Number of warrants	2005 Weighted average exercise price $	Number of warrants	2004 Weighted average exercise price $

Warrants outstanding -	3,858,300	0.64	8,046,332	0.63	8,145,831	0.54
Beginning of year
Issued in connection with stock	14,151,372	0.55	1,083,300	0.55	2,178,000	0.77
Exercised for common shares	-	-	-	-	(1,610,832)	0.39
Expired	(2,775,000)	0.68	(5,271,332)	0.62	(666,667)	0.50

Warrants outstanding -
End of year	15,234,672	0.55	3,858,300	0.64	8,046,332	0.63

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

As of December 31, 2006, the Company has available tax losses of approximately $7,500,000 that may be offset against future Canadian taxable income. These losses expire as follows:

Year	$
2007	2,958,000
2008	608,000
2009	542,000
2010	665,000
2011	595,000
2014	760,000
2015	578,000
2026	794,000

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
	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $

December 31, 2006
Loss for the year	332,395	-	18,880	874,118	1,225,393
Total Assets	3,181,791	2,566,403	251,440	3,584,091	9,583,725
Capital Assets	2,962,450	2,562,905	217,840	41,902	5,785,097
Capital Expenditures	537,723	275,125	74,648	45,566	933,062
Amortization and accretion	8,288	-	-	10,940	19,228
Interest income	923	-	-	38,012	38,935
Interest expense	-	-	-	-	-

December 31, 2005
Loss for the year	163,294	-	154,808	388,216	706,318
Total Assets	2,339,708	2,291,279	166,895	434,701	5,232,583
Capital Assets	2,212,709	2,287,780	143,193	7,275	4,650,957
Capital Expenditures	-	770,306	103,692	1,185	875,183
Amortization and accretion	10,217	-	-	6,335	16,552
Interest income	316	-	-	10,652	10,968
Interest expense	115	-	-	11,079	11,194

December 31, 2004
Loss for the year	203,269	1,000	-	587,810	792,079
Total Assets	2,326,202	1,540,975	352,621	1,370,694	5,590,492
Capital Assets	2,215,323	1,517,475	328,152	12,425	4,073,375
Capital Expenditures	-	835,131	52,764	2,781	890,676
Amortization and accretion	6,975	-	-	11,016	17,991
Interest income	-	-	-	21,442	21,442
Interest expense	407	-	-	3,960	4,367

14	Material difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)
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

Consolidated Balance Sheets
	2006 $	2005 $
Mineral property, plant and equipment - Canadian GAAP	2,962,450	2,212,709
Cumulative expenditure mine property, plant and equipment - mineral exploration expensed - US GAAP	(749,741)	-

Mineral property, plant and equipment - US GAAP	2,212,709	2,212,709

Mineral exploration properties - Canadian GAAP	2,780,745	2,430,973
Cumulative expenditure net of option income - mineral exploration properties expensed - US GAAP	(2,360,661)	(2,150,889)

Mineral exploration properties - US GAAP	420,084	280,084

Consolidated Statements of Operations
	2006 $	2005 $	2004 $
Net loss for the year - Canadian GAAP	(1,225,393)	(706,318)	(792,079)
Mineral exploration costs capitalized in the year and not expensed	(959,514)	(795,048)	(781,515)
Mineral property option revenue capitalized and not recognized as income	-	144,365	200,761
Mineral exploration costs written off in the current year and not expensed in prior years	-	71,905	-
Unrealized foreign currency translation loss	11	1,704	12,636

Net loss for the year - US GAAP	(2,184,896)	(1,283,392)	(1,360,197)
Other comprehensive (loss)	(11)	(1,704)	(12,636)

Comprehensive loss for the year - US GAAP	(2,184,907)	(1,285,096)	(1,372,883)

Basic and diluted loss per common share - US GAAP	(0.04)	(0.03)	(0.03)

Weighted average number of common shares outstanding - US GAAP	49,286,238	44,974,862	43,162,173

Consolidated Statements of Cash Flows
	2006 $	2005 $	2004 $
Cash flows from (used in) operating activities - Canadian GAAP	(1,174,112)	(529,926)	(755,454)
Mineral exploration costs capitalized in the year and not expensed	(959,514)	(795,048)	(781,515)
Mineral property option income capitalized and not recognized as income	-	144,365	200,761
Mineral exploration costs written off in the current year and not expensed in prior years	-	71,905	-

Cash flows from (used in) operating activities - US GAAP	(2,133,626)	(1,108,704)	(1,336,208)

Cash flows (used in) investing activities - Canadian GAAP	(942,972)	(730,818)	(673,384)
Mineral exploration costs capitalized in the year and not expensed	747,496	795,048	781,515
Mineral property option revenue capitalized and not recognized as income	-	(144,365)	(200,761)
Mineral exploration costs written off in the current year and not expensed in prior years	-	(71,905)	-

Cash flows (used in) investing activities - US GAAP	(195,476)	(152,040)	(92,630)

Consolidated Statements of Shareholders' Equity
	2006 $	2005 $	2004 $
Shareholders' equity - Canadian GAAP	9,257,287	4,963,925	5,386,618
Cumulative expenditure net of option income - mineral exploration properties (i)	(2,360,661)	(2,150,889)	(1,572,111)
Cumulative expenditure mine property, plant and equipment - mineral exploration	(749,741)	-	-
Accumulated other comprehensive income (ii)	12,533	12,544	14,248

Shareholders' equity - US GAAP	6,159,418	2,825,580	3,828,755

i)	Mineral exploration properties
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

Head Office
Suite 802 - 1166 Alberni Street Vancouver, B.C. V6E 3Z3 Telephone: (604) 684-6677 Fax: (604) 684-6678 Toll free for Investor Relations: 1-888-236-5200 E-mail: ir@jpgold.com Web site: www.jpgold.com

Directors
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

1. I have reviewed this amended annual report of Form 20-F/A of J-Pacific Gold Inc.;

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
Dated Oct 2, 2007

/s/ Nicholas Timothy Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 72

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph Braun, Chief Financial Officer of J-Pacific Gold Inc., certify that:

1. I have reviewed this amended annual report of Form 20-F/A of J-Pacific Gold Inc.;

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
Dated Oct 2, 2007

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
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Nicholas Ferris, Chief Executive Officer of J-Pacific Gold Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Amended Annual Report on Form 20-F/A of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: Oct 2, 2007

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
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph Braun, Chief Financial Officer of J-Pacific Gold Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Amended Annual Report on Form 20-F/A of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: Oct 2, 2007

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 75