Form 20-F/A
J PACIFIC GOLD INC
filed 2008-01-10
CIK 1222758

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
FORM 20-F/A ANNUAL REPORT
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

In the winter of 2004, the Company commenced a data compilation, digitization and synthesis of the historical work on the property, which resulted in the identification of initial drill targets. In the fall of 2004, the Company completed a preliminary drilling program at Golden Trend, which consisted of two holes: diamond drill hole was completed at 2000 feet, and a reverse circulation hole, was terminated at 1140 feet before reaching its target horizon because of poor drilling conditions. These holes were drilled to test targets with coincident geochemical anomalies and structural traps, which occur in favourable geological settings for hosting mineralization elsewhere in the district. Both drill holes cut intervals of hydrothermal alteration associated with anomalous intersections, and pathfinder elements including mercury and zinc which correlated well with the gold content. Zinc is particularly indicative of the district's mineralization, the target type at Golden Trend. The geochemical signature was the same in both holes, although the values in the first hole were somewhat higher overall.

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

Under the supervision and with the participation of the Company's management, including its President and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") as of the end of the year covered by this Registration Statement. Based upon that evaluation, the President and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were able to provide a reasonable level of effective assurance in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings despite material weaknesses as described in the following paragraph.

The Company assessed the design of the internal controls over financial reporting as at December 31, 2006 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a) Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls.
The weaknesses and their related risks are not uncommon in a company the size of J-Pacific Gold because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks through adopting a code of conduct, requiring a substantive audit approach, involving the Audit Committee in details of financial reporting, and involving the Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. J-Pacific Gold has no immediate plans to increase staffing levels to achieve optimal segregation of duties to mitigate this internal control deficiency and accepts this limitation as a design consideration.

The Company's management, including the President and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.
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

I, Nicholas Timothy Ferris, certify that:

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
Dated Dec 21, 2007

/s/ Nicholas Timothy Ferris
J-Pacific Gold Inc.

page 72

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph Braun, certify that:

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
Dated Dec 21, 2007

/s/ Ralph Braun
J-Pacific Gold Inc.

page 73

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 2 to the Annual Report of J-Pacific Gold Inc. (the "Company") on Form 20-F/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"). I, Nicholas Ferris, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
(3) this ammended report was filed to clarify wording and disclosure pursuant to a disclosure review conducted staff at the Securities and Exchange Commission, Division of Corporation Finance.

Date: Dec 21, 2007

/s/ Nicholas Ferris
Chief Executive Officer
J-Pacific Gold Inc.

page 74

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 2 to the Annual Report of J-Pacific Gold Inc. (the "Company") on Form 20-F/A for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"). I, Ralph Braun, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
(3) this ammended report was filed to clarify wording and disclosure pursuant to a disclosure review conducted staff at the Securities and Exchange Commission, Division of Corporation Finance.

Date: Dec 21, 2007

/s/ Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.

page 75